                                                     REGISTRATION NOS. 333-40554

                                                                        811-6217
                                                     FISCAL YEAR END DECEMBER 31
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-6

                         PRE-EFFECTIVE AMENDMENT NO. 1


                            ------------------------

        FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
              OF UNIT INVESTMENT TRUSTS REGISTERED ON FORMS N-8B-2

                            MONY VARIABLE ACCOUNT L
                             (EXACT NAME OF TRUST)

                          MONY LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                                 1740 BROADWAY
                            NEW YORK, NEW YORK 10019
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

                             FREDERICK C. TEDESCHI
                 VICE PRESIDENT AND CHIEF COUNSEL -- OPERATIONS
                          MONY LIFE INSURANCE COMPANY
                                 1740 BROADWAY
                            NEW YORK, NEW YORK 10019
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

     APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as possible after the effective date of this Registration Statement.

     Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933.

     Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            ------------------------

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                CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-8B-2

ITEM NO. OF
FORM N-8B-2   CAPTION IN PROSPECTUS
-----------   ---------------------
     1        Cover Page
     2        Cover Page
     3        Not applicable
     4        Distribution of the Policy
     5        Detailed Information About the Company and MONY Variable
              Account L
     6        MONY Variable Account L
     7        Not required
     8        Not required
     9        Legal Proceedings
    10        Detailed Information About the Policy; Detailed Information
              About the Company and MONY Variable Account L; Charges and
              Deductions; Other Information; Voting of Fund Shares; More
              About the Policy
    11        Detailed Information About the Company and MONY Variable
              Account L; The Funds; Purchase of Portfolio Shares by MONY
              Variable Account L
    12        Detailed Information About the Company and MONY Variable
              Account L; The Funds; Purchase of Portfolio Shares by MONY
              Variable Account L
    13        Detailed Information About the Policy; Charges and
              Deductions; The Funds
    14        Detailed Information About the Policy
    15        Detailed Information About the Policy
    16        The Funds; Detailed Information About the Policy; Detailed
              Information About the Company and MONY Variable Account L
    17        Detailed Information About the Policy
    18        The Funds; Detailed Information About the Policy; Detailed
              Information About the Company and MONY Variable Account L
    19        Voting of Fund Shares; More About the Policy
    20        Not applicable
    21        Detailed Information About the Policy
    22        Not applicable
    23        Not applicable
    24        Important Terms; More About the Policy
    25        Detailed Information About the Company and MONY Variable
              Account L
    26        Not applicable
    27        Detailed Information About the Company and MONY Variable
              Account L
    28        Detailed Information About the Company and MONY Variable
              Account L
    29        Detailed Information About the Company and MONY Variable
              Account L
    30        Not applicable
    31        Not applicable
    32        Not applicable
    33        Not applicable
    34        Not applicable
    35        More About the Policy
    36        Not applicable
    37        Not applicable
    38        Information About the Company and MONY Variable Account L;
              More About the Policy
    39        More About the Policy
    40        Not applicable
    41        More About the Policy
    42        Not applicable
    43        Not applicable

ITEM NO. OF
FORM N-8B-2   CAPTION IN PROSPECTUS
-----------   ---------------------
    44        Detailed Information About the Company and MONY Variable
              Account L; Detailed Information About the Policy; More About
              the Policy
    45        Not applicable
    46        Detailed Information About the Company and MONY Variable
              Account L; Detailed Information About the Policy; More About
              the Policy
    47        Detailed Information About the Company and MONY Variable
              Account L; Detailed Information About the Policy; More About
              the Policy
    48        Not applicable
    49        Not applicable
    50        Detailed Information About the Company and MONY Variable
              Account L
    51        Cover Page; Detailed Information About the Company and MONY
              Variable Account L; Detailed Information About the Policy;
              More About the Policy
    52        Other Information
    53        Other Information
    54        Not applicable
    55        Not applicable
    56        Not required
    57        Not required
    58        Not required
    59        Financial Statements

                                   PROSPECTUS


                             Dated January 9, 2001


                Flexible Premium Variable Life Insurance Policy

                                   Issued by

                          MONY Life Insurance Company
                            MONY Variable Account L

MONY Life Insurance Company (the "Company") issues a flexible premium variable life insurance policy described in this Prospectus. Among the policy's many terms are:

Allocation of Premiums and Cash Values:

- The policy owner can tell us what to do with the premium payments. The policy owner can also tell us what to do with the cash values the policy may create as a result of those premium payments.

     - The policy owner can tell us to place them into a separate account. That separate account is called MONY Variable Account L.

        - If the policy owner does, the owner can also tell us to place premium payments and cash values into any or all of 37 different subaccounts. Each of these subaccounts seeks to achieve a different investment objective. If the policy owner tells us to place the premium payments and cash values into one or more subaccounts of the separate account, the policy owner bears the risk that the investment objectives will not be met. That risk includes not earning any money on premium payments and cash values and also that premium payments and cash value may lose some or all of their value.

     - The policy owner can also tell us to place some or all of the premium payments and cash values into our account. Our account is called the Guaranteed Interest Account. If the policy owner elects the Guaranteed Interest Account, we will guarantee that those premium payments and cash values will not lose any value. We also guarantee that we will pay not less than 4.0% interest annually. We may pay more than 4.0% if we choose. Premium payments and cash values the policy owner places into the Guaranteed Interest Account become part of our assets.

Death Benefit:

- We will pay death benefit proceeds to the named beneficiary if the insured dies before age 95 while the policy is in effect. The death proceeds will never be less than the amount specified in the policy. It may be greater than the amount specified if the policy's cash values increase.

Living Benefits:

- The policy owner may ask for some or all of the policy's cash value at any time. The policy owner may borrow up to 90% of the policy's cash value from us at any time. The policy owner will have to pay interest to us on the amount borrowed.

Charges and Fees:

- The policy allows us to deduct certain charges from the cash value. These charges are detailed in the policy and in this prospectus.

                THESE ARE ONLY SOME OF THE TERMS OF THE POLICY.
 PLEASE READ THE PROSPECTUS CAREFULLY FOR MORE COMPLETE DETAILS OF THE POLICY.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense. This prospectus comes with prospectuses for the MONY Series Fund, Inc., Enterprise Accumulation Trust, the T. Rowe Price Equity Series, Inc., the T. Rowe Price Fixed Income Series, Inc., the T. Rowe Price International Series, Inc., the Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc., the Dreyfus Stock Index Fund, the Van Eck Worldwide Insurance Trust, The Universal Institutional Funds, Inc., Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, Fidelity Variable Insurance Products Fund III and Janus Aspen Series. You should read these prospectuses carefully and keep them for future reference.


                          MONY Life Insurance Company
                    1740 Broadway, New York, New York 10019
                                 1-800-487-6669

       THIS PROSPECTUS MUST BE ACCOMPANIED BY, AND IS NOT VALID WITHOUT,
                   THE PROSPECTUSES FOR THE UNDERLYING FUNDS.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary of the Policy.......................................  1
  Important Policy Terms....................................  1
  Purpose of the Policy.....................................  1
  Explanation of a Case.....................................  2
  Policy Premium Payments and Values........................  2
  Charges and Deductions....................................  3
  Fees and Expenses of the Funds............................  4
  The Death Benefit.........................................  11
  Premium Features..........................................  12
  MONY Variable Account L...................................  12
  Allocation Options........................................  12
  Transfer of Account Value.................................  12
  Policy Loans..............................................  12
  Full Surrender............................................  13
  Partial Surrender.........................................  13
  Right to Return Policy Period.............................  13
  Grace Period and Lapse....................................  13
  Tax Treatment of Increases in Account Value...............  13
  Tax Treatment of Death Benefit............................  14
  Riders....................................................  14
  Contacting the Company....................................  14
  Understanding the Policy..................................  15
Detailed Information About the Company And MONY Variable
  Account L.................................................  16
  MONY Life Insurance Company...............................  16
  Effects of Inflation......................................  16
  MONY Variable Account L...................................  16
The Funds...................................................  24
  MONY Series Fund, Inc.....................................  24
  Enterprise Accumulation Trust.............................  24
  T. Rowe Price Equity Series, Inc..........................  27
  T. Rowe Price Fixed Income Series, Inc....................  27
  T. Rowe Price International Series, Inc...................  27
  Van Eck Worldwide Insurance Trust.........................  27
  Dreyfus Variable Investment Fund..........................  28
  The Dreyfus Socially Responsible Growth Fund, Inc.........  28
  Dreyfus Stock Index Fund..................................  28
  The Universal Institutional Funds, Inc....................  29
  Fidelity Insurance Products Fund..........................  29
  Fidelity Insurance Products Fund II.......................  29
  Fidelity Insurance Products Fund III......................  29
  Janus Aspen Series........................................  31
  Purchase of Portfolio Shares by MONY Variable Account L...  32
Detailed Information About The Policy.......................  33
  Application for a Policy..................................  33
  Right to Examine a Policy -- Right to Return Policy
     Period.................................................  35
  Premiums..................................................  35
  Choice of Definition of Life Insurance....................  36

                                                              PAGE
                                                              ----
  Guaranteed Death Benefit..................................  36
  Allocation of Net Premiums................................  37
  Death Benefits under the Policy...........................  37
  Death Benefit Options.....................................  38
  Changes in Death Benefit Amounts..........................  39
  Guaranteed Paid-Up Insurance..............................  42
  Guaranteed Death Benefit Rider............................  42
  Other Optional Insurance Benefits.........................  43
  Benefits at Maturity......................................  44
  Policy Values.............................................  44
  Determination of Account Value............................  45
  Calculating Unit Values for Each Subaccount...............  46
  Transfer of Account Value.................................  46
  Right to Exchange Policy..................................  46
  Policy Loans..............................................  47
  Full Surrender............................................  48
  Partial Surrender.........................................  48
  Grace Period and Lapse....................................  49
Charges and Deductions......................................  52
  Deductions from Premiums..................................  53
  Deductions from Account Value.............................  54
  Guarantee of Certain Charges..............................  56
  Corporate Purchasers -- Reduction of Charges..............  56
Other Information...........................................  56
  Federal Income Tax Considerations.........................  56
  Charge for Company Income Taxes...........................  60
  Voting of Fund Shares.....................................  61
  Disregard of Voting Instructions..........................  61
  Report to Policy Owners...................................  62
  Substitution of Investments and Right to Change
     Operations.............................................  62
  Changes to Comply with Law................................  63
Performance Information.....................................  63
The Guaranteed Interest Account.............................  64
  General Description.......................................  64
  Policy Charges............................................  64
  Transfers.................................................  65
  Surrenders and Policy Loans...............................  65
More About The Policy.......................................  66
  Ownership.................................................  66
  Beneficiary...............................................  66
  Notification and Claims Procedures........................  66
  Payments..................................................  67
  Payment Plan/Settlement Provisions........................  67
  Payment in Case of Suicide................................  67
  Assignment................................................  67
  Errors on the Application.................................  68
  Incontestability..........................................  68
  Policy Illustrations......................................  68

                                                              PAGE
                                                              ----
  Distribution of the Policy................................  68
  Policy Owner Services.....................................  69
More About The Company......................................  70
  Management................................................  70
  State Regulation..........................................  73
  Records and Accounts......................................  73
  Legal Proceedings.........................................  73
  Legal Matters.............................................  73
  Registration Statement....................................  74
  Independent Accountants...................................  74
  Financial Statements......................................  74
Index to Financial Statements...............................  F-1
  Appendix A................................................  A-1
  Appendix B................................................  B-1
  Appendix C................................................  C-1
  Appendix D................................................  D-1
  Appendix E................................................  E-1
  Appendix F................................................  F-1
  Appendix G................................................  G-1

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                             SUMMARY OF THE POLICY


     This summary provides you with a brief overview of the more important aspects of your policy. It is not intended to be complete. More detailed information is contained in this prospectus on the pages following this Summary and in your policy. This summary and the entire prospectus, will describe the part of the policy involving Variable Account L. The prospectus also briefly will describe the Guaranteed Interest Account. The Guaranteed Interest Account is also described in your policy. BEFORE PURCHASING A POLICY, WE URGE YOU TO READ THE ENTIRE PROSPECTUS CAREFULLY.


IMPORTANT POLICY TERMS

     We are providing you with definitions for the following terms to make the description of the policy provisions easier for you to understand.

     Outstanding Debt -- The unpaid balance of any loan which the policy owner requests on the policy. The unpaid balance includes accrued loan interest that is due and has not been paid by the policy owner.

     Loan Account -- An account to which amounts are transferred from the subaccounts of MONY Variable Account L and the Guaranteed Interest Account as collateral for any loan the policy owner requests. We will credit interest to the Loan Account at a rate not less than 4.0%. The Loan Account is part of the Company's general account.


     Account Value -- The sum of the amounts under the policy held in each subaccount of MONY Variable Account L, the Guaranteed Interest Account and the Loan Account.


     Cash Value -- The Account Value of the policy plus any refund of sales charge.

     Minimum Annual Premium -- The amount the Company determines is necessary to keep the policy in effect.

     Guaranteed Interest Account -- This account is part of the general account of the Company. The policy owner may allocate all or a part of the policy's net premium payments to this account. This account will credit the policy owner with a fixed interest rate (which will not be less than 4.0%) declared by the Company. (For more detailed information, see "The Guaranteed Interest Account," page 62.)

     Specified Amount -- The minimum death benefit for as long as the policy remains in effect.

     Valuation Date -- Each day that the New York Stock Exchange is open for trading.

     Base Death Benefit -- Initially this is the Specified Amount for policies under death benefit Option 1, or the Specified Amount plus the Account Value for policies under death benefit Option 2.

     Target Death Benefit -- The Target Death Benefit is the amount specified in the application for the policy, or as changed by the policy owner from time to time (Specified Amount) plus the Term Insurance Rider's benefit amount. You only have a Target Death Benefit if you have a Term Insurance Rider.

PURPOSE OF THE POLICY

     The policy offers insurance protection on the life of the insured. If the insured is alive on the anniversary of the policy date when the insured is age 95, a maturity benefit will be paid instead of a death benefit. The policy provides a base death benefit equal to (a) its Specified Amount, or (b) its Specified Amount plus the Account Value. The policy also provides surrender and loan privileges. The policy offers a choice of investment alternatives and an opportunity for the policy's Account Value and its death benefit to grow based on investment results. In addition, the policy owner chooses the amount and frequency of premium payments, within certain limits.

EXPLANATION OF A CASE

     Each policy must be a part of a case. A case is a grouping of one or more policies connected by a non-arbitrary factor. Examples of factors are individuals who share a common employment, business or other relationship. The sum of the premiums to be received by the Company in the first policy year for the policies representing the case must be at least $100,000. The Company at its sole discretion will determine what constitutes a case. A case may have one policy owner (e.g., a single entity that owns all the policies in the case) or as many policy owners as there are policies in the case.

POLICY PREMIUM PAYMENTS AND VALUES

     The Company receives the policy premium payments. From those premium payments, the Company makes deductions to pay premium and other taxes imposed by state and local governments. The Company makes deductions to cover the cost to the Company of a deferred acquisition tax imposed by the United States government. The Company will also deduct a sales charge to cover the costs of making the policies available to the public. After deduction of these charges, the amount remaining is called the net premium payment.

     The policy owner may allocate net premium payments among the various subaccounts of MONY Variable Account L and/or the Guaranteed Interest Account. The net premium payments the owner allocates among the various subaccounts of MONY Variable Account L may increase or decrease in value on any day depending on the investment experience of the subaccounts the owner selects. The death benefit may or may not increase or decrease depending on several factors including the death benefit option chosen. The death benefit will never decrease below the Specified Amount of your policy.

     Net premium payments allocated to the Guaranteed Interest Account will be credited with interest at a rate determined by the Company. That rate will not be less than 4.0%.

     The value of the net premium payments allocated to MONY Variable Account L and to the Guaranteed Interest Account are called the Account Value. There is no guarantee that the policy's Account Value and death benefit will increase. You bear the risk that the net premiums and Account Value allocated to MONY Variable Account L may be worth more or less while the policy remains in effect.

     If the owner cancels the policy and returns it to the Company during the Right to Return Policy Period, premium payments will be returned to the owner by the Company. After the Right to Return Policy Period, the owner may cancel your policy by surrendering it to the Company. The Company will pay the owner the Account Value plus any applicable refund of sales charges less any Outstanding Debt. The Account Value plus any applicable refund of sales charge is called the Cash Value of the policy.

     Charges and fees such as the cost of insurance, administrative charges, and mortality and expense risk charges are imposed by the policy. These charges and fees are deducted by the Company from the policy's Account Value and are described in further detail below.

     The policy remains in effect until the earliest of:

          - A grace period expires without the payment of sufficient additional premium to cover policy charges or repayment of the Outstanding Debt.

          - Age 95.

          - Death of the insured.

          - Full surrender of the policy.

     Generally, the policy remains in effect only as long as the Account Value less Outstanding Debt is sufficient to pay all monthly deductions. However, a Guaranteed Death Benefit Rider is also available at the time you purchase the policy. It will extend the time during which the Specified Amount of the policy may remain in effect. The Guaranteed Death Benefit Rider requires the payment of an agreed upon amount of premiums and is discussed below.

CHARGES AND DEDUCTIONS

     The policy provides for the deduction of the various charges, costs and expenses from the Account Value of the policy. These deductions are summarized in the table below. Additional details can be found on pages 50-54.
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                            DEDUCTIONS FROM PREMIUMS


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     Sales Charge -- Deducted from premium up to    First 10 policy years -- 9%
                     the Target Premium             After the 10th policy year -- 0%
                                                    Ten policy years after an increase in
                                                    Specified Amount -- 9%
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     Tax Charge                                     State and local -- 0.8%; Federal -- 1.25%
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                         DEDUCTIONS FROM ACCOUNT VALUE
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     Cost of Insurance Charge                      Current cost of insurance rate x net amount
                                                   at risk at the beginning of the policy
                                                   month
----------------------------------------------------------------------------------------------
     Mortality & Expense Risk Charge --            First 10 policy years -- .60% of
     Annual Rate                                   subaccount value.
                                                   After the 10th policy year -- maximum of
                                                   .45% of subaccount value(1).
----------------------------------------------------------------------------------------------
     Administrative Charge (all                    $7.50
     policies) -- Monthly
     Medical Underwriting Charge (applicable       $5.00 for the first 3 policy years.
     policies) -- Monthly
     Guaranteed Issue Underwriting Charge          $3.00 for the first 3 policy years.
     (applicable policies) -- Monthly
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     Guaranteed Death Benefit Charge               $0.01 per $1,000 of policy Specified
     Monthly Charge for Death Benefit Rider        Amount. Please note that the Rider requires
                                                   that premiums on the policy itself be paid
                                                   in order to remain in effect.
----------------------------------------------------------------------------------------------
     Optional Insurance Benefits Charge --         As applicable.
     Monthly Deduction for any other optional
     insurance Benefits added by rider.
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     Transaction and Other Charges
     -- Partial Surrender Fee                      Lesser of $25 or 2% of the partial
                                                   surrender amount
     -- Transfer of Account Value                  Maximum of $25(2)
     -- Premium allocation changes (over two in    $25
     any policy year
     -- Reinstatement Fee                          $150
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---------------
(1) Expected current amount of .30% of subaccount value.

(2) Currently, the Company does not assess a transfer charge. The Company reserves the right to charge up to a maximum of $25 for transfers.

FEES AND EXPENSES OF THE FUNDS

     MONY Variable Account L is divided into subdivisions called subaccounts. Each subaccount invests exclusively in shares of a designated portfolio. Each portfolio pays a fee to its investment adviser to manage the portfolio. The investment adviser fees for each portfolio are listed in the table below. Each portfolio also incurs expenses in its operations. These expenses are also shown in the table below. These fees and expenses vary by portfolio and are set forth below. Their Boards govern the Funds. The advisory fees are summarized at pages 23-30. Fees and expenses of the Funds are described in more detail in the Funds' prospectuses.

     Information contained in the following table was provided by the respective Funds and has not been independently verified by us.


                          ANNUAL EXPENSES FOR THE YEAR

                            ENDED DECEMBER 31, 1999


                                                                     DISTRIBUTION
                                                        MANAGEMENT     (12b-1)       OTHER      TOTAL
FUND/PORTFOLIO                                             FEES          FEES       EXPENSES   EXPENSES
--------------                                          ----------   ------------   --------   --------
DREYFUS VARIABLE INVESTMENT FUND
  Appreciation Portfolio..............................     0.75%         N/A          0.03%      0.78%
  Small Company Stock Portfolio.......................     0.75%         N/A          0.22%      0.97%
DREYFUS STOCK INDEX FUND..............................    0.245%         N/A          0.01%      0.26%
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.....     0.75%         N/A          0.04%      0.79%

ENTERPRISE ACCUMULATION TRUST

  Growth Portfolio....................................     0.75%         N/A          0.09%      0.84%
  Equity Portfolio....................................     0.78%         N/A          0.04%      0.82%
  Small Company Growth Portfolio......................     1.00%         N/A          0.40%      1.40%(2)
  Small Company Value Portfolio.......................     0.80%         N/A          0.04%      0.84%
  International Growth Portfolio......................     0.85%         N/A          0.16%      1.01%
  High Yield Bond Portfolio...........................     0.60%         N/A          0.09%      0.69%
  Managed Portfolio...................................     0.72%         N/A          0.04%      0.76%

FIDELITY VARIABLE INSURANCE PRODUCTS (VIP) FUND

  Growth Portfolio....................................     0.58%         N/A          0.08%      0.66%(4)

FIDELITY VARIABLE INSURANCE PRODUCTS (VIP II) FUND II

  Asset Manager Portfolio.............................     0.53%         N/A          0.10%      0.63%(4)
  Contrafund(R) Portfolio.............................     0.58%         N/A          0.09%      0.67%(4)

                                                                     DISTRIBUTION
                                                        MANAGEMENT     (12b-1)       OTHER      TOTAL
FUND/PORTFOLIO                                             FEES          FEES       EXPENSES   EXPENSES
--------------                                          ----------   ------------   --------   --------
FIDELITY VARIABLE INSURANCE PRODUCTS (VIP III) FUND
  III

  Growth and Income Portfolio.........................     0.48%         N/A          0.12%      0.60%(4)
  Growth Opportunities Portfolio......................     0.58%         N/A          0.11%      0.69%(4)

JANUS ASPEN SERIES

  Aggressive Growth Portfolio.........................     0.65%         N/A          0.02%      0.67%(7)
  Capital Appreciation Portfolio......................     0.65%         N/A          0.04%      0.69%(7)
  International Growth Portfolio......................     0.65%         N/A          0.11%      0.76%(7)
  Worldwide Growth Portfolio..........................     0.65%         N/A          0.05%      0.70%(7)
  Strategic Value Portfolio...........................     0.65%        0.25%         0.35%      1.25%(8)
  Flexible Income Portfolio...........................     0.65%         N/A          0.07%      0.72%(7)

MONY SERIES FUND, INC.

  Government Securities Portfolio.....................     0.50%         N/A          0.08%(1)   0.58%
  Intermediate Term Bond Portfolio....................     0.50%         N/A          0.07%      0.57%
  Long Term Bond Portfolio............................     0.50%         N/A          0.05%      0.55%
  Money Market Portfolio..............................     0.40%         N/A          0.04%      0.44%

T. ROWE PRICE EQUITY SERIES, INC.

  Equity Income Portfolio.............................     0.85%(5)      N/A          0.00%      0.85%
  New America Growth Portfolio........................     0.85%(5)      N/A          0.00%      0.85%
  Personal Strategy Balanced Portfolio................     0.90%(5)      N/A          0.00%      0.90%

T. ROWE PRICE FIXED INCOME SERIES, INC.

  Limited-Term Bond Portfolio.........................     0.70%(5)      N/A          0.00%      0.70%
  Prime Reserve Portfolio.............................     0.55%(5)      N/A          0.00%      0.55%

T. ROWE PRICE INTERNATIONAL SERIES, INC.

  International Stock Portfolio.......................     1.05%(5)      N/A          0.00%      1.05%(5)

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

  Equity Growth Portfolio.............................     0.55%         N/A          0.30%      0.85%(6)
  Fixed Income Portfolio..............................     0.40%         N/A          0.30%      0.70%(6)

                                                                     DISTRIBUTION
                                                        MANAGEMENT     (12b-1)       OTHER      TOTAL
FUND/PORTFOLIO                                             FEES          FEES       EXPENSES   EXPENSES
--------------                                          ----------   ------------   --------   --------
VAN ECK WORLDWIDE INSURANCE TRUST

  Worldwide Bond Fund.................................     1.00%         N/A          0.22%      1.22%
  Worldwide Hard Assets Fund..........................     1.00%         N/A          0.26%      1.26%
  Worldwide Emerging Markets Fund.....................     1.00%         N/A          0.54%      1.54%(3)

---------------

 (1) Expenses do not include custodial credits. With custodial credits, expenses would have been 0.57%.

 (2) Reflects contractual expense limitation. This contractual limitation is in effect until April 30, 2001. Without expense limitation, total expenses would have been as follows: Small Company Growth -- 1.55%.

 (3) Does not include expense reimbursements. With expense reimbursements expenses for Worldwide Emerging Markets is 1.34%.

 (4) Expenses do not include reimbursements. With these expense reimbursements, expenses would have been as follows: Fidelity VIP Growth -- 0.65%; Fidelity VIP II Contrafund -- 0.65%; Fidelity VIP III Growth Opportunities -- 0.68%, Fidelity VIP II Asset Manager -- 0.62%, and Fidelity VIP III Growth & Income -- 0.59%.

 (5) Management fees include operating expenses.

 (6) Reflects a contractual expense limitation. Without the expense limitation, total expenses would have been as follows: Fixed Income -- 0.96%; Equity Growth -- 1.11%; and Value -- 1.22%.

 (7) Expenses are based upon expenses for fiscal year ended December 31, 1999, restated to reflect a reduction in management fee.

 (8) Expenses are based on the estimated expenses that the new Service Shares Class of the Portfolio expects to incur in its initial fiscal year. All expenses are shown without the effect of any expense offset arrangements.

--------------------------------------------------------------------------------

                          FUND INVESTMENT ADVISER FEES
--------------------------------------------------------------------------------

                        DREYFUS VARIABLE INVESTMENT FUND


   --------------------------------------------------------------------------------------------
                   PORTFOLIO                               INVESTMENT ADVISER FEE
   --------------------------------------------------------------------------------------------
   Appreciation Portfolio                        Annual rate of 0.75% of the portfolio's
                                                 average daily net assets.
   --------------------------------------------------------------------------------------------
   Small Company Stock Portfolio                 Annual rate of 0.75% of the portfolio's
                                                 average daily net assets.
   --------------------------------------------------------------------------------------------



               THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.



   --------------------------------------------------------------------------------------------
                   PORTFOLIO                               INVESTMENT ADVISER FEE
   --------------------------------------------------------------------------------------------
   The Dreyfus Socially Responsible Growth       Annual rate of 0.75% of the portfolio's
   Fund, Inc.                                    average daily net assets.
   --------------------------------------------------------------------------------------------



                            DREYFUS STOCK INDEX FUND



   --------------------------------------------------------------------------------------------
                   PORTFOLIO                               INVESTMENT ADVISER FEE
   --------------------------------------------------------------------------------------------
   Dreyfus Stock Index Fund                      Annual rate of 0.25% of the portfolio's
                                                 average daily net assets.
   --------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         ENTERPRISE ACCUMULATION TRUST


   --------------------------------------------------------------------------------------------
                   PORTFOLIO                               INVESTMENT ADVISER FEE
   --------------------------------------------------------------------------------------------
   Growth Portfolio                              Annual rate of 0.75% of the average daily
                                                 net assets.
   --------------------------------------------------------------------------------------------
   Equity Portfolio                              Annual rate of 0.80% of the first $400
                                                 million, 0.75% of the next $400 million
                                                 and 0.70% in excess of $800 million of the
                                                 average daily net assets.
   --------------------------------------------------------------------------------------------
   Small Company Growth Portfolio                Annual rate of 1.00% of the daily net
                                                 assets.
   --------------------------------------------------------------------------------------------
   Small Company Value Portfolio                 Annual rate of 0.80% of the first $400
                                                 million, 0.75% of the next $400 million
                                                 and 0.70% in excess of $800 million of the
                                                 average daily net assets.
   --------------------------------------------------------------------------------------------
   International Growth Portfolio                Annual rate of 0.85% of the average daily
                                                 net assets.
   --------------------------------------------------------------------------------------------
   High Yield Bond Portfolio                     Annual rate of 0.60% of the average daily
                                                 net assets.
   --------------------------------------------------------------------------------------------
   Managed Portfolio                             Annual rate of 0.80% of the first $400
                                                 million, 0.75% of the next $400 million
                                                 and 0.70% in excess of $800 million of the
                                                 average daily net assets.
   --------------------------------------------------------------------------------------------


                   FIDELITY VARIABLE INSURANCE PRODUCTS FUND

   --------------------------------------------------------------------------------------------
                   PORTFOLIO                               INVESTMENT ADVISER FEE
   --------------------------------------------------------------------------------------------
   Growth Portfolio                              The fee is calculated by adding a group
                                                 fee rate to an individual fee rate,
                                                 dividing by twelve, and multiplying the
                                                 result by the Fund's average net assets
                                                 throughout the month. The group fee rate
                                                 is based on the average net assets of all
                                                 the mutual funds advised by FMR. This
                                                 group rate cannot rise above 0.52% for
                                                 this Fund, and it drops as total assets
                                                 under management increase. The individual
                                                 fee rate for this fund is 0.30% of the
                                                 Fund's average net assets.
   --------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                  FIDELITY VARIABLE INSURANCE PRODUCTS FUND II


   --------------------------------------------------------------------------------------------
                   PORTFOLIO                               INVESTMENT ADVISER FEE
   --------------------------------------------------------------------------------------------
   Asset Manager Portfolio                       The fee is calculated by adding a group
                                                 fee rate to an individual fee rate,
                                                 dividing by twelve, and multiplying the
                                                 result by the Fund's average net assets
                                                 throughout the month. The group fee rate
                                                 is based on the average net assets of all
                                                 the mutual funds advised by FMR. This
                                                 group rate cannot rise above 0.52% for
                                                 this Fund, and it drops as total assets
                                                 under management increase. The individual
                                                 fee rate for this Fund is 0.25% of the
                                                 Fund's average net assets.
   --------------------------------------------------------------------------------------------
   Contrafund(R) Portfolio                       The fee is calculated by adding a group
                                                 fee rate to an individual fee rate,
                                                 dividing by twelve, and multiplying the
                                                 result by the Fund's average net assets
                                                 throughout the month. The group fee rate
                                                 is based on the average net assets of all
                                                 the mutual funds advised by FMR. This
                                                 group rate cannot rise above 0.52% for
                                                 this Fund, and it drops as total assets
                                                 under management increase. The individual
                                                 fee rate for this Fund is 0.30% of the
                                                 Fund's average net assets.
   --------------------------------------------------------------------------------------------


                 FIDELITY VARIABLE INSURANCE PRODUCTS FUND III

   --------------------------------------------------------------------------------------------
                   PORTFOLIO                               INVESTMENT ADVISER FEE
   --------------------------------------------------------------------------------------------
   Growth and Income Portfolio                   The fee is calculated by adding a group
                                                 fee rate to an individual fee rate,
                                                 dividing by twelve, and multiplying the
                                                 result by the Fund's average net assets
                                                 throughout the month. The group fee rate
                                                 is based on the average net assets of all
                                                 the mutual funds advised by FMR. This
                                                 group rate cannot rise above 0.52% for
                                                 this Fund, and it drops as total assets
                                                 under management increase. The individual
                                                 fee rate for this Fund is 0.20% of the
                                                 Fund's average net assets.
   --------------------------------------------------------------------------------------------
   Growth Opportunities Portfolio                The fee is calculated by adding a group
                                                 fee rate to an individual fee rate,
                                                 dividing by twelve, and multiplying the
                                                 result by the fund's average net assets
                                                 throughout the month. The group fee rate
                                                 is based on the average net assets of all
                                                 the mutual funds advised by FMR. This
                                                 group rate cannot rise above 0.52% for
                                                 this fund, and it drops as total assets
                                                 under management increase. The individual
                                                 fee rate for this fund is 0.30% of the
                                                 fund's average net assets.
   --------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                               JANUS ASPEN SERIES


   --------------------------------------------------------------------------------------------
                   PORTFOLIO                               INVESTMENT ADVISER FEE
   --------------------------------------------------------------------------------------------
   Aggressive Growth Portfolio                   Annual rate of 0.65% of the portfolio's
                                                 average daily net assets.
   --------------------------------------------------------------------------------------------
   Capital Appreciation Portfolio                Annual rate of 0.65% of the portfolio's
                                                 average daily net assets.
   --------------------------------------------------------------------------------------------
   International Growth Portfolio                Annual rate of 0.65% of the portfolio's
                                                 average daily net assets.
   --------------------------------------------------------------------------------------------
   Worldwide Growth Portfolio                    Annual rate of 0.65% of the portfolio's
                                                 average daily net assets.
   --------------------------------------------------------------------------------------------
   Strategic Value Portfolio                     Annual rate of 0.65% of the portfolio's
                                                 average daily net assets.
   --------------------------------------------------------------------------------------------
   Flexible Income Portfolio                     Annual rate of 0.65% of the first $300
                                                 million, 0.55% over $300 million of the
                                                 portfolio's average daily net assets.
   --------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                             MONY SERIES FUND, INC.


--------------------------------------------------------------------------------------------
                 PORTFOLIO                                 INVESTMENT ADVISER FEE
--------------------------------------------------------------------------------------------
  Long Term Bond Portfolio                      Annual rate of 0.50% of the first $400
                                                million, 0.35% of the next $400 million, and
                                                0.30% in excess of $800 million of the
                                                portfolio's aggregate average daily net
                                                assets
--------------------------------------------------------------------------------------------
  Intermediate Term Bond Portfolio              Annual rate of 0.50% of the first $400
                                                million, 0.35% of the next $400 million, and
                                                0.30% in excess of $800 million of the
                                                portfolio's aggregate average daily net
                                                assets
--------------------------------------------------------------------------------------------
  Government Securities Portfolio               Annual rate of 0.50% of the first $400
                                                million, 0.35% of the next $400 million, and
                                                0.30% in excess of $800 million of the
                                                portfolio's aggregate average daily net
                                                assets
--------------------------------------------------------------------------------------------
  Money Market Portfolio                        Annual rate of 0.40% of the first $400
                                                million, 0.35% of the next $400 million, and
                                                0.30% of assets in excess of $800 million of
                                                the portfolio's aggregate average daily net
                                                assets.
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                       T. ROWE PRICE EQUITY SERIES, INC.

   --------------------------------------------------------------------------------------------
                   PORTFOLIO                               INVESTMENT ADVISER FEE
   --------------------------------------------------------------------------------------------
   Equity Income Portfolio                       Annual rate of 0.85% of the portfolio's
                                                 average daily net assets.
   --------------------------------------------------------------------------------------------
   New America Growth Portfolio                  Annual rate of 0.85% of the portfolio's
                                                 average daily net assets.
   --------------------------------------------------------------------------------------------
   Personal Strategy Balanced Portfolio          Annual rate of 0.90% of the portfolio's
                                                 average daily net assets.
   --------------------------------------------------------------------------------------------

                    T. ROWE PRICE FIXED INCOME SERIES, INC.

   --------------------------------------------------------------------------------------------
                   PORTFOLIO                               INVESTMENT ADVISER FEE
   --------------------------------------------------------------------------------------------
   Limited Term Bond Portfolio                   Annual rate of 0.70% of the portfolio's
                                                 average daily net assets.
   --------------------------------------------------------------------------------------------
   Prime Reserve Portfolio                       Annual rate of 0.55% of the portfolio's
                                                 average daily net assets.
   --------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                    T. ROWE PRICE INTERNATIONAL SERIES, INC.

   --------------------------------------------------------------------------------------------
                   PORTFOLIO                               INVESTMENT ADVISER FEE
   --------------------------------------------------------------------------------------------
   International Stock Portfolio                 Annual rate of 1.05% of the portfolio's
                                                 average daily net assets.
   --------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                    THE UNIVERSAL INSTITUTIONAL FUNDS, INC.


   --------------------------------------------------------------------------------------------
                   PORTFOLIO                               INVESTMENT ADVISER FEE
   --------------------------------------------------------------------------------------------
   Equity Growth Portfolio                       Annual rate of 0.55% of the first $500
                                                 million, 0.50% in excess of $500 million
                                                 up to $1 billion, 0.45% in excess of $1
                                                 billion of the portfolio's average daily
                                                 net assets.
   --------------------------------------------------------------------------------------------
   Fixed Income Portfolio                        Annual rate of 0.40% of the first $500
                                                 million, 0.35% in excess of $500 million
                                                 up to $1 billion, 0.30% in excess of $1
                                                 billion of the portfolio's average daily
                                                 net assets.
   --------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                       VAN ECK WORLDWIDE INSURANCE TRUST


   --------------------------------------------------------------------------------------------
                   PORTFOLIO                               INVESTMENT ADVISER FEE
   --------------------------------------------------------------------------------------------
   Worldwide Bond Fund                           Annual rate of 1.00% of the first $500
                                                 million, .90% of the next $250 million,
                                                 and .70% in excess of $750 million of the
                                                 portfolio's aggregate average daily net
                                                 assets.
   --------------------------------------------------------------------------------------------
   Worldwide Emerging Markets Fund               Annual rate of 1.00% of the portfolio's
                                                 aggregate average daily net assets.
   --------------------------------------------------------------------------------------------
   Worldwide Hard Assets Fund                    Annual rate of 1.00% of the first $500
                                                 million, .90% of the next $250 million,
                                                 and .70% in excess of $750 million of the
                                                 portfolio's aggregate average daily net
                                                 assets.
   --------------------------------------------------------------------------------------------


THE DEATH BENEFIT

     The minimum Specified Amount is $100,000. However, the Specified Amount may be reduced to $50,000 if at least $50,000 is provided by a Term Insurance Rider added to the policy. The policy owner may elect one of two options to compute the amount of Base Death Benefit payable under the policy. The policy owner's selection may increase the death benefit.

     Option 1 -- The Base Death Benefit equals the greater of:

          (a) the Specified Amount plus the increase in the Account Value since the last monthly anniversary; or

          (b) the Cash Value multiplied by a death benefit percentage required by the Federal tax law definition of life insurance.

          If the policy owner chooses Option 1, favorable investment performance reduces the cost paid for the death benefit. This reduction will decrease the deduction from Account Value.

     Option 2 -- The Base Death Benefit equals the greater of:

          (a) The Specified Amount plus the Account Value; or

          (b) The Cash Value multiplied by a death benefit percentage required by the Federal tax law definition of life insurance.

          If the policy owner chooses Option 2, favorable investment performance will increase the Account Value of the policy. This in turn increases insurance coverage.

The Account Value used in these calculations is the Account Value as of the date of the insured's death.

     The policy owner may change the death benefit option and increase or decrease the Specified Amount, subject to certain conditions. See "Death Benefits Under the Policy," page 36.

     When the policy owner applies for insurance, the policy owner can purchase the Guaranteed Death Benefit Rider. This rider provides a guarantee that the Specified Amount under the policy will remain in effect as long as:

          (a) The required premiums (reduced by any partial surrenders and applicable fees) have been paid; and

          (b) The Account Value exceeds Outstanding Debt.

     See "Guaranteed Death Benefit Rider," page 41.

PREMIUM FEATURES

     The policy owner must pay an initial premium equal to at least one fourth of the Minimum Annual Premium. After that, subject to certain limitations, the policy owner may choose the amount and frequency of premium payments as the policy owner's financial situation and needs change.

     When the policy owner applies for a policy, the policy owner determines the level amount to pay at fixed intervals over a specified period of time. The policy owner elects to receive a premium notice on an annual, semiannual or quarterly basis. However, the policy owner may choose to skip or stop making premium payments. The policy continues in effect until the Account Value (less Outstanding Debt) can no longer cover:

          (1) The monthly deductions for the policy, and

          (2) Any optional insurance benefits added by rider.

     The amount, frequency and period of time over which the policy owner pays premiums may affect whether or not the policy will be classified as a modified endowment contract. You will find more information on the tax treatment of life insurance contracts, including modified endowment contracts under "Federal Income Tax Considerations," page 55.

     The payment of premiums the policy owner specifies on the application will not guarantee that the policy will remain in effect. See "Grace Period and Lapse," page 48. If any premium would result in an immediate increase in the net amount at risk, the Company may, (1) reject a part of the premium payment, or
(2) limit the premium payment, unless the policy owner provides satisfactory evidence of insurability.

MONY VARIABLE ACCOUNT L

     MONY Variable Account L is a separate investment account whose assets are owned by the Company. See "MONY Variable Account L," on page 16.

ALLOCATION OPTIONS


     The policy owner may allocate premium payments and Account Values among the various subaccounts of MONY Variable Account L. Each of the subaccounts uses premium payments and Account Values to purchase shares of a designated portfolio of the MONY Series Fund, Inc., the Enterprise Accumulation Trust, the T. Rowe Price Equity Series, Inc., the T. Rowe Price Fixed Income Series, Inc., the T. Rowe Price International Series, Inc., the Dreyfus Variable Insurance Fund, the Dreyfus Stock Index Fund, The Dreyfus Socially Responsible Growth Fund, Inc., Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, Fidelity Variable Insurance Products Fund III, Janus Aspen Series, The Universal Institutional Funds, Inc. and the Van Eck Worldwide Insurance Trust (the "Funds"). The subaccounts available to the policy owner and the investment objectives of each available subaccount are described in detail beginning on page 17.


TRANSFER OF ACCOUNT VALUE

     The policy owner may transfer Account Value among the subaccounts. Subject to certain limitations, the policy owner may also transfer between the subaccounts and the Guaranteed Interest Account. See "Transfer of Account Value," page 45.

POLICY LOANS

     The policy owner may borrow up to 90% of the policy's Account Value (less any Outstanding Debt) from the Company. See "Policy Loans," page 45.

     The amount of Outstanding Debt is subtracted from the death benefit. The Outstanding Debt is repaid from the proceeds of a full surrender. See "Full Surrender," page 46. Outstanding Debt may also affect the continuation of the policy. See "Grace Period and Lapse," page 48. The Company charges interest on policy loans. If the interest is not paid when due, the amount due will be added to the principal amount of the Outstanding Debt.

FULL SURRENDER

     The policy owner can surrender the policy during the insured's lifetime and receive the (a) Account Value, plus (b) any applicable refund of sales charge, minus (c) any Outstanding Debt. See "Full Surrender," page 46.

PARTIAL SURRENDER

     The policy owner may request a partial surrender if the Account Value less Outstanding Debt after the deduction of the requested surrender amount and any fees is greater than $500. If the requested amount exceeds the amount available, we will reject the request and return it to the policy owner. A partial surrender will generally decrease the Target Death Benefit. See "Partial Surrender," at page 47.

     Partial surrenders must be for at least $500. A partial surrender fee of the lesser of $25 or 2% of the amount surrendered will be assessed against the remaining Account Value.

RIGHT TO RETURN POLICY PERIOD

     The policy owner has the right to examine the policy when it is received. The policy owner may return the policy for any reason and obtain a full refund of the premium paid if the policy is returned within 10 days (or longer in some states) after it is received. The policy owner may also return the policy within 45 days after the date the application for the policy is signed. During the Right to Return Policy Period, net premiums will be allocated to the general account of the Company. See "Right to Examine a Policy -- Right to Return Policy Period," page 34.

GRACE PERIOD AND LAPSE

     The policy will remain in effect as long as:

          (1) The Account Value less Outstanding Debt is sufficient to pay the current monthly deduction; or

          (2) The policy owner requested the Guaranteed Death Benefit Rider and has met all the requirements of that rider.

     If the policy is about to terminate (or Lapse), we will give the policy owner notice that the policy owner must pay additional premiums. That notice will tell the policy owner the minimum amount that must be paid if the policy is to remain in effect and the date by which we must receive that amount (this period is called the "grace period").

     In addition, we calculate each month whether the policy owner has paid the premiums required by the Guaranteed Death Benefit Rider. See "Guaranteed Death Benefit," page 35. If the policy does not meet the test on that date, a notice will be sent to the policy owner giving the policy owner 61 days from its date to make additional payments to the Rider. See "Grace Period and Lapse," page 48.

TAX TREATMENT OF INCREASES IN ACCOUNT VALUE

     The federal income tax laws generally tie the taxation of Account Values to the policy owner's receipt of those Account Values. This policy is currently subject to the same federal income tax treatment as fixed life insurance. Certain policy loans may be taxable. Information on the tax treatment of the policy can be found under "Federal Income Tax Considerations," on page 55.

TAX TREATMENT OF DEATH BENEFIT

     Generally, the death benefit will be fully excludable from the gross income of the beneficiary under the Internal Revenue Code. Thus the death benefit received by the beneficiary at the death of the insured will not be subject to federal income taxes when received by the beneficiary. Also, a death benefit paid by this policy is currently subject to federal income tax treatment as a death benefit paid by a fixed life insurance policy. See "Federal Income Tax Considerations," page 55.

RIDERS

     Additional optional insurance benefits may be added to the policy by an addendum called a rider. There are two riders available with this policy.

     - Guaranteed Death Benefit Rider

     - Term Insurance Rider

CONTACTING THE COMPANY

     All written requests, notices and forms required by the policies and any questions or inquiries should be directed to the Company's Operations Center at 1 MONY Plaza, Syracuse, New York 13202.

UNDERSTANDING THE POLICY

     The following chart may help you to understand how the policy works.

                       [HOW THE POLICY WORKS FLOW CHART]

                     DETAILED INFORMATION ABOUT THE COMPANY
                          AND MONY VARIABLE ACCOUNT L

MONY LIFE INSURANCE COMPANY

     MONY Life Insurance Company issues the policy. In this prospectus MONY Life Insurance Company is called the "Company." The Company is a stock life insurance company organized in the State of New York. The Company is currently licensed to sell life insurance and annuities in all 50 states of the United States, the District of Columbia, the U.S. Virgin Islands, and Puerto Rico.

     The principal office of the Company is located at 1740 Broadway, New York, New York 10019. The Company was founded in 1842 as The Mutual Life Insurance Company of New York. In 1998, The Mutual Life Insurance Company of New York converted to a stock company through demutualization and was renamed MONY Life Insurance Company. The demutualization did not have any material effect on the obligations of the Company under the policies or on MONY Variable Account L.

     At August 16, 1999, the rating assigned to the Company by A.M. Best Company, Inc., an independent insurance company rating organization, was upgraded to A (Excellent). This rating is based upon an analysis of financial condition and operating performance. The A.M. Best rating of the Company should be considered only as bearing on the ability of the Company to meet its obligations under the policies.

     The Company intends to administer the policies itself.

     MONY Securities Corporation, a wholly owned subsidiary of the Company, is the principal underwriter for the policies.

EFFECTS OF INFLATION

     The Company does not believe that inflation has had a material effect on its results of operations except insofar as inflation affects interest rates.

MONY VARIABLE ACCOUNT L

     MONY Variable Account L is a separate investment account of the Company. Presently, only premium payments and cash values of flexible premium variable life insurance policies are permitted to be allocated to MONY Variable Account
L. The assets in MONY Variable Account L are kept separate from the general account assets and other separate accounts of the Company.

     The Company owns the assets in MONY Variable Account L. The Company is required to keep assets in MONY Variable Account L that equal the total market value of the policy liabilities funded by MONY Variable Account L. Realized or unrealized income gains or losses of MONY Variable Account L are credited or charged against MONY Variable Account L assets without regard to the other income, gains or losses of the Company. Reserves and other liabilities under the policies are assets of MONY Variable Account L. MONY Variable Account L assets are not chargeable with liabilities of the Company's other businesses.

     Account Values allocated to the Guaranteed Interest Account are held in the Company's general account. The Company's general account assets are subject to the liabilities from the businesses the Company conducts. In addition, the Company may transfer to its general account any assets that exceed anticipated obligations of MONY Variable Account L. All obligations of the Company under the policy are general corporate obligations of the Company. The Company may accumulate in MONY Variable Account L proceeds from various policy charges and investment results applicable to those assets.

     MONY Variable Account L was authorized by the Board of Directors of the Company and established under New York law on November 28, 1990. MONY Variable Account L is registered with the SEC as a unit investment trust. The SEC does not supervise the administration or investment practices or policies of MONY Variable Account L. No material change will be made to the investment policy of MONY Variable Account L without prior concurrence of the New York Insurance Department.

     MONY Variable Account L is divided into subdivisions called subaccounts. Each subaccount invests exclusively in shares of a designated portfolio of the Funds. These portfolios serve only as the underlying investment for variable annuity and variable life insurance contracts issued through separate accounts of the Company or other life insurance companies. The portfolios may also be available to certain pension accounts. The portfolios are not available directly to individual investors. In the future, the Company may establish additional subaccounts within MONY Variable Account L. Future subaccounts may invest in other portfolios of the Funds or in other securities. Not all subaccounts are available to you.

     The subaccounts of MONY Variable Account L that are available to you purchase shares from the underlying mutual funds and designated portfolios shown in the following table with their respective investment objectives:

   --------------------------------------------------------------------------------------------
       SUBACCOUNT, UNDERLYING MUTUAL FUND
            AND DESIGNATED PORTFOLIO                        INVESTMENT OBJECTIVE
   --------------------------------------------------------------------------------------------
   SOCIALLY RESPONSIBLE GROWTH SUBACCOUNT        Seeks capital growth with current income
                                                 as a secondary goal. Invests primarily in
   The Dreyfus Socially Responsible Growth       common stock of companies that, in the
   Fund, Inc.                                    opinion of its management, meet
                                                 traditional investment standards and
                                                 conduct their business in a manner that
                                                 contributes to the enhancement of the
                                                 quality of life in America.
   --------------------------------------------------------------------------------------------

   STOCK INDEX SUBACCOUNT                        Seeks to match the total return of the
                                                 Standard & Poor's 500 Composite Stock
   Dreyfus Stock Index Fund                      Price Index. To pursue this goal, the fund
                                                 generally invests in all 500 stocks in the
                                                 S&P 500(R) in proportion to their
                                                 weighting in the index.
   --------------------------------------------------------------------------------------------

   APPRECIATION SUBACCOUNT                       Seeks long-term capital growth consistent
                                                 with the preservation of capital; current
   Dreyfus Variable Investment Fund              income is a secondary goal. To pursue
   Appreciation Portfolio                        these goals, the portfolio invests in
                                                 common stocks focusing on "blue chip"
                                                 companies with total market values of more
                                                 than $5 billion at the time of purchase.
   --------------------------------------------------------------------------------------------

   SMALL COMPANY STOCK SUBACCOUNT                Seeks investment returns (consisting of
                                                 capital appreciation and income) that are
   Dreyfus Variable Investment Fund              greater than the total return performance
   Small Company Stock Portfolio                 of stocks represented by the Russell
                                                 2500(TM) Index ("Russell 2500"). To pursue
                                                 this goal the portfolio normally invests
                                                 in a blended portfolio of growth and value
                                                 stocks of small and midsize domestic
                                                 companies, whose market values generally
                                                 range between $500 million and $5 billion.
   --------------------------------------------------------------------------------------------

   --------------------------------------------------------------------------------------------
       SUBACCOUNT, UNDERLYING MUTUAL FUND
            AND DESIGNATED PORTFOLIO                        INVESTMENT OBJECTIVE
   --------------------------------------------------------------------------------------------
   GROWTH SUBACCOUNT I                           Seeks capital appreciation primarily from
                                                 investments in U.S. common stocks of large
   Enterprise Accumulation Trust                 capitalization companies. To pursue this
   Growth Portfolio                              goal the fund usually invests in companies
                                                 with long-term earnings potential but
                                                 which are currently selling at a discount
                                                 to their estimated long-term value.
   --------------------------------------------------------------------------------------------

   EQUITY SUBACCOUNT                             Seeks long-term capital appreciation by
                                                 investing primarily in U.S. common stock
   Enterprise Accumulation Trust                 of companies that meet the portfolio
   Equity Portfolio                              manager's criteria of high return on
                                                 investment capital, strong positions
                                                 within their industries, sound financial
                                                 fundamentals and management committed to
                                                 shareholder interests.
   --------------------------------------------------------------------------------------------

   SMALL COMPANY GROWTH SUBACCOUNT               Seeks capital appreciation by investing
                                                 primarily in common stocks of small
   Enterprise Accumulation Trust                 capitalization companies with
   Small Company Growth Portfolio                above-average growth characteristics that
                                                 are reasonably valued.
   --------------------------------------------------------------------------------------------

   SMALL COMPANY VALUE SUBACCOUNT                Seeks maximum capital appreciation by
                                                 investing primarily in common stocks of
   Enterprise Accumulation Trust                 small capitalization companies that the
   Small Company Value Portfolio                 portfolio manager believes are undervalued
                                                 -that is the stock's market price does not
                                                 fully reflect the company's value.
   --------------------------------------------------------------------------------------------

   INTERNATIONAL GROWTH SUBACCOUNT I             Seeks capital appreciation by investing
                                                 primarily in a diversified portfolio of
   Enterprise Accumulation Trust                 non-United States equity securities that
   International Growth Portfolio                the portfolio manager believes are
                                                 undervalued.
   --------------------------------------------------------------------------------------------

   --------------------------------------------------------------------------------------------
       SUBACCOUNT, UNDERLYING MUTUAL FUND
            AND DESIGNATED PORTFOLIO                        INVESTMENT OBJECTIVE
   --------------------------------------------------------------------------------------------
   HIGH YIELD BOND SUBACCOUNT                    Seeks maximum current income by primarily
                                                 investing in high-yield, income-producing
   Enterprise Accumulation Trust                 U.S. corporate bonds rated B3 or better by
   High Yield Bond Portfolio                     Moody's Investors Service, Inc., or B- or
                                                 better by Standard & Poor's Corporation.
                                                 These lower rated bonds are commonly
                                                 referred to as "Junk Bonds." Bonds of this
                                                 type are considered to be speculative with
                                                 regard to the payment of interest and
                                                 return of principal. Investment in these
                                                 types of securities has special risks and
                                                 therefore, may not be suitable for all
                                                 investors. Investors should carefully
                                                 assess the risks associated with
                                                 allocating premium payments to this
                                                 Subaccount.
   --------------------------------------------------------------------------------------------

   MANAGED SUBACCOUNT                            Seeks growth of capital over time by
                                                 investing in a portfolio consisting of
   Enterprise Accumulation Trust                 common stocks, bonds and cash equivalents,
   Managed Portfolio                             the percentages of which vary over time
                                                 based on the investment manager's
                                                 assessment of economic and market trends
                                                 and its perception of the relative
                                                 investment values available from such
                                                 types of securities at any given time.
   --------------------------------------------------------------------------------------------

   GROWTH SUBACCOUNT II                          Seeks capital appreciation by investing
                                                 primarily in common stocks that it
   Fidelity Variable Insurance Products Fund     believes have above- average growth
   Growth Portfolio                              potential -- that tends to be companies
                                                 with higher than average price/earnings
                                                 ratios, and with new products,
                                                 technologies, distribution channels or
                                                 other opportunities, or have a strong
                                                 industry or market position. May also
                                                 invest in foreign issuers.
   --------------------------------------------------------------------------------------------

   ASSET MANAGER SUBACCOUNT                      Seeks to obtain high total return with
                                                 reduced risk over the long term by
   Fidelity Variable Insurance Products Fund     allocating its assets among stocks, bonds,
   II Asset Manager Portfolio                    and short-term investments.
   --------------------------------------------------------------------------------------------

   CONTRAFUND(R) SUBACCOUNT                      Seeks long-term capital appreciation by
                                                 investing mainly in equity securities of
   Fidelity Variable Insurance Products Fund     companies whose value is not fully
   II Contrafund(R) Portfolio                    recognized by the public -- that
                                                 typically, includes companies in
                                                 turnaround situations, companies
                                                 experiencing transitory difficulties, and
                                                 undervalued companies. May also invest in
                                                 foreign issuers.
   --------------------------------------------------------------------------------------------

   --------------------------------------------------------------------------------------------
       SUBACCOUNT, UNDERLYING MUTUAL FUND
            AND DESIGNATED PORTFOLIO                        INVESTMENT OBJECTIVE
   --------------------------------------------------------------------------------------------
   GROWTH AND INCOME SUBACCOUNT                  Seeks high total return through a
                                                 combination of current income and capital
   Fidelity Variable Insurance Products Fund     appreciation by investing a majority of
   III Growth and Income Portfolio               assets in common stocks with a focus on
                                                 those that pay current dividends and show
                                                 potential for capital appreciation.
   --------------------------------------------------------------------------------------------

   GROWTH OPPORTUNITIES SUBACCOUNT               Seeks capital growth by investing
                                                 primarily in common stocks. The manager is
   Fidelity Variable Insurance Products Fund     not constrained by any particular
   III Growth Opportunities Portfolio            investment style, and at any given time,
                                                 may tend to buy "growth" stocks, "value"
                                                 stocks, or a combination of both types.
                                                 May also invest in bonds, which may be
                                                 lower-quality debt securities and
                                                 securities of foreign issuers.
   --------------------------------------------------------------------------------------------

   AGGRESSIVE GROWTH SUBACCOUNT                  Seeks long-term growth of capital by
                                                 investing primarily in common stocks
   Janus Aspen Series                            selected for their growth potential by
   Aggressive Growth Portfolio                   investing at least 50% of its equity
                                                 assets in medium-sized companies with
                                                 market capitalization's falling within the
                                                 range of companies in the S&P MidCap 400
                                                 Index.
   --------------------------------------------------------------------------------------------

   CAPITAL APPRECIATION SUBACCOUNT               Seeks long-term growth of capital. It
                                                 pursues its objective by investing
   Janus Aspen Series                            primarily in common stocks selected for
   Capital Appreciation Portfolio                their growth potential. The portfolio may
                                                 invest in companies of any size from
                                                 larger, well-established companies to
                                                 smaller, emerging growth companies.
   --------------------------------------------------------------------------------------------

   WORLDWIDE GROWTH SUBACCOUNT                   Seeks long-term growth of capital in a
                                                 manner consistent with the preservation of
   Janus Aspen Series                            capital by investing primarily in common
   Worldwide Growth Portfolio                    stocks of companies of any size throughout
                                                 the world. Normally invests in issuers
                                                 from at least five different countries,
                                                 including the United States but may at
                                                 times invest in fewer than five countries
                                                 or even in a single country.
   --------------------------------------------------------------------------------------------

   INTERNATIONAL GROWTH SUBACCOUNT II            Seeks long-term growth of capital by
                                                 investing at least 65% of its total assets
   Janus Aspen Series                            in securities of issuers from at least
   International Growth Portfolio                five different countries, excluding the
                                                 United States. It intends to invest
                                                 substantially all of its assets in issuers
                                                 located outside the United States but may
                                                 at times invest in U.S. issuers and it may
                                                 at times invest all of its assets in fewer
                                                 than five countries or even a single
                                                 country.
   --------------------------------------------------------------------------------------------

   --------------------------------------------------------------------------------------------
       SUBACCOUNT, UNDERLYING MUTUAL FUND
            AND DESIGNATED PORTFOLIO                        INVESTMENT OBJECTIVE
   --------------------------------------------------------------------------------------------
   FLEXIBLE INCOME SUBACCOUNT                    Seeks maximum total return, consistent
                                                 with preservation of capital by investing
   Janus Aspen Series                            in a variety of income-producing
   Flexible Income Portfolio                     securities such as corporate bonds and
                                                 notes, government securities and preferred
                                                 stock. As a fundamental policy, the
                                                 portfolio will invest at least 80% of its
                                                 assets in income-producing securities. The
                                                 portfolio may own an unlimited amount of
                                                 high-yield/high-risk securities, and these
                                                 may be a big part of the portfolio.
   --------------------------------------------------------------------------------------------

   VALUE SUBACCOUNT                              Seeks long-term growth of capital by
                                                 investing primarily in common stocks with
   Janus Aspen Series                            the potential for long-term growth of
   Strategic Value Portfolio                     capital using a "value" approach. The
                                                 value approach emphasizes investments in
                                                 companies the portfolio manager believes
                                                 are undervalued relative to their
                                                 intrinsic worth.
   --------------------------------------------------------------------------------------------

   GOVERNMENT SECURITIES SUBACCOUNT              Seeks to maximize income and capital
                                                 appreciation by investing in bonds, notes
   MONY Series Fund, Inc.                        and other obligations either issued or
   Government Securities Portfolio               guaranteed by the U.S. Government, its
                                                 agencies or instrumentalities, together
                                                 having a dollar weighted average maturity
                                                 of between 4 to 8 years.
   --------------------------------------------------------------------------------------------

   INTERMEDIATE TERM BOND SUBACCOUNT             Seeks to maximize income and capital
                                                 appreciation over the intermediate term by
   MONY Series Fund, Inc.                        investing in highly rated fixed-income
   Intermediate Term Bond Portfolio              securities issued by a diverse mix of
                                                 corporations, the U.S. Government and its
                                                 agencies or instrumentalities, as well as
                                                 mortgage-backed and asset-backed
                                                 securities, together having a
                                                 dollar-weighted average maturity of
                                                 between 4 and 8 years.
   --------------------------------------------------------------------------------------------

   --------------------------------------------------------------------------------------------
       SUBACCOUNT, UNDERLYING MUTUAL FUND
            AND DESIGNATED PORTFOLIO                        INVESTMENT OBJECTIVE
   --------------------------------------------------------------------------------------------
   LONG TERM BOND SUBACCOUNT                     Seeks to maximize income and capital
                                                 appreciation over the longer term by
   MONY Series Fund, Inc.                        investing in highly-rated fixed-income
   Long Term Bond Portfolio                      securities issued by a diverse mix of
                                                 corporations, the U.S. Government and its
                                                 agencies or instrumentalities, as well as
                                                 mortgage-backed and asset-backed
                                                 securities, together having a
                                                 dollar-weighted average maturity of more
                                                 than 8 years.
   --------------------------------------------------------------------------------------------

   MONEY MARKET SUBACCOUNT                       Seeks to maximize current income
                                                 consistent with preservation of capital
   MONY Series Fund, Inc.                        and maintenance of liquidity by investing
   Money Market Portfolio                        primarily in high quality short-term money
                                                 market instruments.
   --------------------------------------------------------------------------------------------

   EQUITY INCOME SUBACCOUNT                      Seeks substantial dividend income as well
                                                 as long-term growth of capital through
   T. Rowe Price Equity Series, Inc.             investments in the common stocks of
   T. Rowe Price Equity Income Portfolio         established companies. The manager will
                                                 normally invest at least 65% of the fund's
                                                 total assets in the common stocks of
                                                 well-established companies paying above-
                                                 average dividends.
   --------------------------------------------------------------------------------------------

   NEW AMERICA GROWTH SUBACCOUNT                 Seeks long-term growth of capital by
                                                 investing primarily in the common stocks
   T. Rowe Price Equity Series, Inc.             of companies operating in sectors T. Rowe
   T. Rowe Price New America Growth Portfolio    Price believes will be the fastest growing
                                                 in the U.S.
   --------------------------------------------------------------------------------------------

   PERSONAL STRATEGY BALANCED SUBACCOUNT         Seeks the highest total return over time
                                                 consistent with an emphasis on both
   T. Rowe Price Equity Series, Inc.             capital appreciation and income by
   T. Rowe Price Personal Strategy Balanced      investing in a diversified portfolio
   Portfolio                                     typically consisting of approximately 60%
                                                 stocks, 30% bonds, and 10% money market
                                                 securities.
   --------------------------------------------------------------------------------------------

   LIMITED-TERM BOND SUBACCOUNT                  Seeks a high level of income consistent
                                                 with moderate fluctuation in principal
   T. Rowe Price Fixed Income Series, Inc.       value by investing at least 65% of total
   T. Rowe Price Limited-Term Bond Portfolio     assets in short- and immediate-term bonds.
                                                 At least 90% of the portfolio will consist
                                                 of investment grade bonds. The fund's
                                                 dollar-weighted average effective maturity
                                                 will not exceed five years.
   --------------------------------------------------------------------------------------------

   PRIME RESERVE SUBACCOUNT                      Seeks preservation of capital, liquidity,
                                                 and consistent with these, the highest
   T. Rowe Price Fixed Income Series, Inc.       possible current income by investing in
   T. Rowe Price Prime Reserve Portfolio         high-quality U.S. dollar-denominated money
                                                 market securities.
   --------------------------------------------------------------------------------------------

   --------------------------------------------------------------------------------------------
       SUBACCOUNT, UNDERLYING MUTUAL FUND
            AND DESIGNATED PORTFOLIO                        INVESTMENT OBJECTIVE
   --------------------------------------------------------------------------------------------
   INTERNATIONAL STOCK SUBACCOUNT                Seeks long-term growth of capital through
                                                 investment primarily in the common stocks
   T. Rowe Price International Series, Inc.      of established, non-U.S. companies. The
   T. Rowe Price International Stock             manager employs a growth style, and will
   Portfolio                                     invest in developed and emerging countries
                                                 throughout the world with a focus on large
                                                 and to a lesser extent medium-sized
                                                 companies.
   --------------------------------------------------------------------------------------------

   EQUITY GROWTH SUBACCOUNT                      Seeks long-term capital appreciation by
                                                 investing primarily in growth-oriented
   The Universal Institutional Funds, Inc.       equity securities of large companies with
   Equity Growth Portfolio                       market capitalizations of $1 billion or
                                                 more.
   --------------------------------------------------------------------------------------------

   FIXED INCOME SUBACCOUNT                       Seeks above-average total return over a
                                                 market cycle of three to five years by
   The Universal Institutional Funds, Inc.       investing primarily in a diversified mix
   Fixed Income Portfolio                        of dollar denominated investment grade
                                                 fixed income securities, particularly U.S.
                                                 government securities, corporate bonds,
                                                 and mortgage securities. The portfolio may
                                                 invest, to a limited extent, foreign fixed
                                                 income securities.
   ----------------------------------------------------------------------------------------

   WORLDWIDE BOND SUBACCOUNT                     Seeks high total return - income plus
                                                 capital appreciation - by investing
   Van Eck Worldwide Insurance Trust             globally, primarily in a variety of debt
   Worldwide Bond Fund                           securities.
   --------------------------------------------------------------------------------------------

   WORLDWIDE EMERGING MARKETS SUBACCOUNT         Seeks long-term capital appreciation by
                                                 investing primarily in equity securities
   Van Eck Worldwide Insurance Trust             in emerging markets around the world. The
   Worldwide Emerging Markets Fund               fund emphasizes investment in countries
                                                 that have relatively low gross national
                                                 product per capita, as well as the
                                                 potential for rapid economic growth.
   --------------------------------------------------------------------------------------------

   WORLDWIDE HARD ASSETS SUBACCOUNT              Seeks long-term capital appreciation by
                                                 investing primarily in "hard asset
   Van Eck Worldwide Insurance Trust             securities." For the fund's purpose, "hard
   Worldwide Hard Assets Fund                    asset securities" are stocks, bonds, and
                                                 other securities of companies that derive
                                                 at least 50% of gross revenue or profit
                                                 from exploration, development, production
                                                 or distribution of precious metals,
                                                 natural resources, real estate, or
                                                 commodities. Income is a secondary
                                                 consideration.
   --------------------------------------------------------------------------------------------

                                   THE FUNDS

     The Funds (except for the Dreyfus Stock Index Fund, Janus Aspen Series Aggressive Growth, Capital Appreciation and Strategic Value Portfolios) are diversified, open-end management investment companies of the series type. Dreyfus Stock Index Fund, and Janus Aspen Series Aggressive Growth, Capital Appreciation and Strategic Value Portfolios are non-diversified, open-end management investment companies. The Funds are registered with the SEC under the Investment Company Act of 1940. The SEC does not supervise the investments or investment policy of the Funds. Each available subaccount of MONY Variable Account L will invest only in the shares of the designated portfolio of the Funds.

MONY SERIES FUND, INC.

     Only shares of four of the seven portfolios of the MONY Series Fund, Inc. can be purchased by a subaccount available to the policy owner. Each of the portfolios has different investment objectives and policies. The Company is a registered investment adviser under the Investment Advisers Act of 1940. The Company, as investment adviser, paid all expenses associated with organizing the MONY Series Fund, Inc. when it was organized in 1985. Those expenses also included the costs of the initial registration of its securities. The Company, as investment adviser, currently pays the compensation of the Fund's directors, officers and employees who are affiliated in some way with the Company. The MONY Series Fund, Inc. pays for all other expenses including, for example, the calculation of the net asset value of the portfolios. To carry out its duties as investment adviser, the Company has entered into a Services Agreement with MONY to provide personnel, equipment, facilities and other services. As the investment adviser to the MONY Series Fund, Inc., the Company receives a daily investment adviser fee for each portfolio (See chart below). Fees are deducted daily and paid to the Company monthly.

--------------------------------------------------------------------------------------------
                 PORTFOLIO                                INVESTMENT ADVISORY FEE
--------------------------------------------------------------------------------------------
  GOVERNMENT SECURITIES PORTFOLIO               Annual rate of 0.50% of the first $400
                                                million, 0.35% of the next $400 million, and
                                                0.30% in excess of $800 million of the
                                                portfolio's aggregate average daily net
                                                assets
--------------------------------------------------------------------------------------------

  INTERMEDIATE TERM BOND PORTFOLIO              Annual rate of 0.50% of the first $400
                                                million, 0.35% of the next $400 million, and
                                                0.30% in excess of $800 million of the
                                                portfolio's aggregate average daily net
                                                assets
--------------------------------------------------------------------------------------------

  LONG TERM BOND PORTFOLIO                      Annual rate of 0.50% of the first $400
                                                million, 0.35% of the next $400 million, and
                                                0.30% in excess of $800 million of the
                                                portfolio's aggregate average daily net
                                                assets
--------------------------------------------------------------------------------------------

  MONEY MARKET PORTFOLIO                        Annual rate of 0.40% of the first $400
                                                million, 0.35% of the next $400 million, and
                                                0.30% of assets in excess of $800 million of
                                                the portfolio's aggregate average daily net
                                                assets.
--------------------------------------------------------------------------------------------

ENTERPRISE ACCUMULATION TRUST

     Enterprise Accumulation Trust has a number of portfolios, some of which are currently available to be purchased by subaccounts available to the policy owner. Enterprise Capital Management, Inc. ("Enterprise Capital"), a wholly owned subsidiary of the Company, is the investment adviser of Enterprise

Accumulation Trust. Enterprise Capital is responsible for the overall management of the portfolios, including meeting the investment objectives and policies of the portfolios. Enterprise Capital contracts with sub-investment advisers to assist in managing the portfolios. For information on the sub-advisers for each portfolio, see the Enterprise Accumulation Trust prospectus included in this Prospectus Portfolio, Volume II -- Underlying Funds. Enterprise Accumulation Trust pays an investment advisory fee to Enterprise Capital which in turn pays the sub-investment advisers. Fees are deducted daily and paid to Enterprise Capital on a monthly basis. The daily investment adviser fees and sub-investment adviser fees for each portfolio are shown in the chart below.


------------------------------------------------------------------------------------------------------
PORTFOLIO AND INVESTMENT SUB-ADVISER     INVESTMENT ADVISER FEE        SUB-INVESTMENT ADVISER FEE
------------------------------------------------------------------------------------------------------
  GROWTH PORTFOLIO                    Annual rate of 0.75% of the     Annual rate of 0.30% up to
                                      average daily net assets.       $1 billion and 0.20% in
  Montag & Caldwell, Inc. is the                                      excess of $1 billion of the
  sub-investment adviser.                                             portfolio's average daily
                                                                      net assets.
------------------------------------------------------------------------------------------------------
  EQUITY PORTFOLIO                    Annual rate of 0.80% of the     Annual rate of 0.40% up to
                                      first $400 million, 0.75% of    $1 billion, and 0.30% in
  TCW Investment Management Company   the next $400 million and       excess of $1 billion of the
  is the sub-investment adviser.      0.70% in excess of $800         portfolio's average daily
                                      million of the average daily    net assets.
                                      net assets.
------------------------------------------------------------------------------------------------------

  SMALL COMPANY GROWTH PORTFOLIO      Annual rate of 1.00% of the     Annual rate of 0.65% of the
                                      daily net assets.               first $50 million, 0.55% of
  William D. Witter, Inc. is the                                      the next $50 million and
  sub-investment adviser.                                             0.45% in excess of $100
                                                                      million of the portfolio's
                                                                      average daily net assets.
------------------------------------------------------------------------------------------------------

  SMALL COMPANY VALUE PORTFOLIO       Annual rate of 0.80% of the     Annual rate of 0.40% of the
                                      first $400 million, 0.75% of    first $1 billion and 0.30%
  Gabelli Asset Management Company    the next $400 million and       in excess of $1 billion of
  is the sub-investment adviser.      0.70% in excess of $800         the portfolio's average
                                      million of the average daily    daily net assets.
                                      net assets.
------------------------------------------------------------------------------------------------------

  INTERNATIONAL GROWTH PORTFOLIO      Annual rate of 0.85% of the     Annual rate of 0.40% of the
                                      average daily net assets.       first $100 million, 0.35% of
  Vontobel USA Inc. is the                                            $100 million to $200
  sub-investment adviser.                                             million, 0.30% of $200
                                                                      million to $500 million and
                                                                      0.25% in excess of $500
                                                                      million of the portfolio's
                                                                      average daily net assets.
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
PORTFOLIO AND INVESTMENT SUB-ADVISER     INVESTMENT ADVISER FEE        SUB-INVESTMENT ADVISER FEE
------------------------------------------------------------------------------------------------------
  HIGH YIELD BOND PORTFOLIO           Annual rate of 0.60% of the     Annual rate of 0.30% of the
                                      average daily net assets.       first $100 million and 0.25%
  Caywood-Scholl Capital Management                                   in excess of $100 million of
  is the sub-investment adviser.                                      the portfolio's average
                                                                      daily net assets.
------------------------------------------------------------------------------------------------------

  MANAGED PORTFOLIO                   Annual rate of 0.80% of the     OpCap Advisors' fee for the
                                      first $400 million, 0.75% of    assets of the portfolio it
  OpCap Advisors and Sanford C.       the next $400 million and       manages is an annual rate of
  Bernstein & Co. are the             0.70% in excess of $800         0.40% up to $1 billion,
  sub-investment advisers.            million of the average daily    0.30% from $1 billion to $2
                                      net assets.                     billion, and 0.25% in excess
                                                                      of $2 billion of the
                                                                      portfolio's aggregate
                                                                      average daily net assets.
                                                                      Sanford C. Bernstein & Co.,
                                                                      Inc.'s fee for the assets of
                                                                      the portfolio it manages is
                                                                      an annual rate of 0.40% up
                                                                      to $10 million, 0.30% from
                                                                      $10 million to $50 million,
                                                                      0.20% from $50 million to
                                                                      $100 million, and 0.10% in
                                                                      excess of $100 million of
                                                                      the portfolio's average
                                                                      daily net assets.
------------------------------------------------------------------------------------------------------

T. ROWE PRICE EQUITY SERIES, INC.
T. ROWE PRICE FIXED INCOME SERIES, INC.

     T. Rowe Price Equity Series, Inc. has a number of portfolios, some of which are currently available to be purchased by subaccounts available to the policy owner. T. Rowe Price Fixed Income Series, Inc. has two portfolios, the shares of which can be purchased by subaccounts available to the policy owner. T. Rowe Price Associates, Inc. acts as the investment manager of T. Rowe Equity Series, Inc. and T. Rowe Price Fixed Income Series, Inc. Fees are deducted daily and paid to T. Rowe Price Associates, Inc. on a monthly basis. Management fees include operating expenses. The daily investment adviser fees for each portfolio are shown in the table below.

   ------------------------------------------------------------------------------------------
                    PORTFOLIO                               INVESTMENT ADVISER FEE
   ------------------------------------------------------------------------------------------
   T. Rowe Price Equity Series, Inc.              Annual rate of 0.85% of the portfolio's
   T. Rowe Price Equity Income Portfolio          average daily net assets.
   ------------------------------------------------------------------------------------------
   T. Rowe Price Equity Series, Inc.              Annual rate of 0.85% of the portfolio's
   T. Rowe Price New America Growth Portfolio     average daily net assets.
   ------------------------------------------------------------------------------------------
   T. Rowe Price Equity Series Inc.               Annual rate of 0.90% of the portfolio's
   T. Rowe Price Personal Strategy Balanced       average daily net assets.
   Portfolio
   ------------------------------------------------------------------------------------------
   T. Rowe Price Fixed Income Series, Inc.        Annual rate of 0.70% of the portfolio's
   T. Rowe Price Limited-Term Bond Portfolio      average daily net assets.
   ------------------------------------------------------------------------------------------
   T. Rowe Price Fixed Income Series, Inc.        Annual rate of 0.55% of the portfolio's
   T. Rowe Price Prime Reserve Portfolio          average daily net assets.
   ------------------------------------------------------------------------------------------

T. ROWE PRICE INTERNATIONAL SERIES, INC.

     The International Stock Portfolio of T. Rowe Price International Series, Inc. can be purchased by subaccounts available to the policy owner. Rowe Price-Fleming International, Inc., an affiliate of T. Rowe Price Associates, Inc., acts as the investment manager of T. Rowe Equity International Series, Inc. Fees are deducted daily and paid to Rowe Price-Fleming International, Inc. on a monthly basis. Management fees include operating expenses. The daily investment adviser fees for the portfolio are shown in the table below.

   ------------------------------------------------------------------------------------------
                    PORTFOLIO                               INVESTMENT ADVISER FEE
   ------------------------------------------------------------------------------------------
   T. Rowe Price International Stock Portfolio    Annual rate of 1.05% of the portfolio's
                                                  average daily net assets.
   ------------------------------------------------------------------------------------------

VAN ECK WORLDWIDE INSURANCE TRUST

     Van Eck Worldwide Insurance Trust has a number of portfolios, some of which are currently available to be purchased by subaccounts available to the policy owner. Van Eck Associates Corporation, is the investment manager of Worldwide Insurance Trust. Van Eck Worldwide Insurance Trust pays an investment advisory fee to Van Eck Associates Corporation. Fees are deducted daily and paid to Van Eck

Associates Corporation on a monthly basis. The daily investment adviser fees for each portfolio are shown in the chart below.

   ------------------------------------------------------------------------------------------
                    PORTFOLIO                               INVESTMENT ADVISER FEE
   ------------------------------------------------------------------------------------------
   WORLDWIDE BOND FUND                            Annual rate of 1.00% of the first $500
                                                  million, .90% of the next $250 million, and
                                                  .70% in excess of $750 million of the
                                                  portfolio's aggregate average daily net
                                                  assets.
   ------------------------------------------------------------------------------------------

   WORLDWIDE EMERGING MARKETS FUND                Annual rate of 1.00% of the portfolio's
                                                  aggregate average daily net assets.
   ------------------------------------------------------------------------------------------

   WORLDWIDE HARD ASSETS FUND                     Annual rate of 1.00% of the first $500
                                                  million, .90% of the next $250 million, and
                                                  .70% in excess of $750 million of the
                                                  portfolio's aggregate average daily net
                                                  assets.
   ------------------------------------------------------------------------------------------

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
DREYFUS STOCK INDEX FUND
DREYFUS VARIABLE INVESTMENT FUND

     Dreyfus Variable Investment Fund has a number of portfolios, some of which are currently available to be purchased by subaccounts available to the policy owner. The Dreyfus Corporation, is the investment adviser of the Dreyfus Variable Investment Fund, the Dreyfus Stock Index Fund and The Dreyfus Socially Responsible Growth Fund, Inc. As described below, The Dreyfus Corporation contracts with sub-investment advisers to assist in managing some of the portfolios as noted below. Fees are deducted on a monthly basis. The daily investment adviser fees and sub-investment adviser fees for each portfolio are shown in the chart below.

   ------------------------------------------------------------------------------------------------------
   PORTFOLIO AND INVESTMENT SUB-ADVISER      INVESTMENT ADVISER FEE       SUB-INVESTMENT ADVISER FEE
   ------------------------------------------------------------------------------------------------------
   THE DREYFUS SOCIALLY RESPONSIBLE        Annual rate of 0.75% of the    The Dreyfus Corporation
   GROWTH FUND, INC.                       portfolio's average daily      pays the sub-investment
                                           net assets.                    adviser an Annual rate of
   NCM Capital Management Group, Inc.                                     0.10% of the first $32
                                                                          million, 0.15% in excess of
                                                                          $32 million up to $150
                                                                          million, 0.20% in excess of
                                                                          $150 million up to $300
                                                                          million, 0.25% in excess of
                                                                          $300 million of the
                                                                          portfolio's average daily
                                                                          net assets.
   ------------------------------------------------------------------------------------------------------
   DREYFUS STOCK INDEX FUND                Annual rate of 0.245% of       The Dreyfus Corporation
                                           the portfolio's average        pays the sub-investment
   Mellon Equity Associates                daily net assets.              adviser an annual rate of
                                                                          0.095% of the portfolio's
                                                                          average daily net assets.
   ------------------------------------------------------------------------------------------------------

   ------------------------------------------------------------------------------------------------------
   PORTFOLIO AND INVESTMENT SUB-ADVISER      INVESTMENT ADVISER FEE       SUB-INVESTMENT ADVISER FEE
   ------------------------------------------------------------------------------------------------------
   DREYFUS VARIABLE INVESTMENT FUND        Annual rate of 0.75% of the    The Dreyfus Corporation
   APPRECIATION PORTFOLIO                  portfolio's average daily      pays the sub-investment
                                           net assets.                    adviser an annual rate of
   Fayez Sarofim & Co.                                                    0.20% up to $150 million,
                                                                          0.25% from next $150
                                                                          million to $300 million,
                                                                          and 0.375% of $300 million
                                                                          or more of the portfolio's
                                                                          average daily net assets.
   ------------------------------------------------------------------------------------------------------

   DREYFUS VARIABLE INVESTMENT FUND        Annual rate of 0.75% of the    Not Applicable
   SMALL COMPANY STOCK PORTFOLIO           portfolio's average daily
                                           net assets.
   None
   ------------------------------------------------------------------------------------------------------

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

     The Universal Institutional Funds, Inc. has a number of portfolios, some of which are currently available to be purchased by subaccounts available to the policy owner. Fees are deducted daily and paid to the investment adviser on a quarterly basis. The investment adviser and daily investment adviser fees for each portfolio are shown in the chart below.

   ---------------------------------------------------------------------------------------------
            PORTFOLIO                 INVESTMENT ADVISER           INVESTMENT ADVISER FEE
   ---------------------------------------------------------------------------------------------
   FIXED INCOME PORTFOLIO         Miller Anderson & Sherrerd,    Annual rate of 0.40% of the
                                  LLP                            first $500 million, 0.35%
                                                                 in excess of $500 million
                                                                 up to $1 billion, 0.30% in
                                                                 excess of $1 billion of the
                                                                 portfolio's average daily
                                                                 net assets.
   ---------------------------------------------------------------------------------------------

   EQUITY GROWTH PORTFOLIO        Morgan Stanley Dean Witter     Annual rate of 0.55% of the
                                  Investment Management Inc.     first $500 million, 0.50%
                                                                 in excess of $500 million
                                                                 up to $1 billion, 0.45% in
                                                                 excess of $1 billion of the
                                                                 portfolio's average daily
                                                                 net assets.
   ---------------------------------------------------------------------------------------------

FIDELITY VARIABLE INSURANCE PRODUCTS FUND -- INITIAL CLASS -- GROWTH PORTFOLIO FIDELITY VARIABLE INSURANCE PRODUCTS FUND II -- INITIAL CLASS -- ASSET MANAGER PORTFOLIO; CONTRAFUND(R) PORTFOLIO
FIDELITY VARIABLE INSURANCE PRODUCTS FUND III -- INITIAL CLASS -- GROWTH AND INCOME PORTFOLIO; GROWTH OPPORTUNITIES PORTFOLIO

     Portfolios from each of three Fidelity Funds can be purchased by subaccounts available to you. Fidelity Management & Research ("FMR") is each Fund's investment manager. As the manager, FMR is responsible for choosing investments for the funds and handling the Funds' business affairs. Affiliates assist FMR with foreign investments. The daily investment adviser fees are shown in the table below.

   ------------------------------------------------------------------------------------------------------
          PORTFOLIO AND SUB-INVESTMENT ADVISERS                     INVESTMENT ADVISER FEE
   ------------------------------------------------------------------------------------------------------
   FIDELITY VARIABLE INSURANCE PRODUCTS FUND -- GROWTH    The fee is calculated by adding a group fee
   PORTFOLIO                                              rate to an individual fee rate, dividing by
                                                          twelve, and multiplying the result by the
                                                          Fund's average net assets throughout the
                                                          month. The group fee rate is based on the
                                                          average net assets of all the mutual funds
                                                          advised by FMR. This group rate cannot rise
                                                          above 0.52% for this Fund, and it drops as
                                                          total assets under management increase. The
                                                          individual fee rate for this fund is 0.30%
                                                          of the Fund's average net assets.
   ------------------------------------------------------------------------------------------------------
   FIDELITY VARIABLE INSURANCE PRODUCTS FUND              The fee is calculated by adding a group fee
   II -- ASSET MANAGER PORTFOLIO                          rate to an individual fee rate, dividing by
                                                          twelve, and multiplying the result by the
   Fidelity Management & Research (U.K.) Inc.             Fund's average net assets throughout the
   Fidelity Management & Research Far East Inc.           month. The group fee rate is based on the
   Fidelity Investments Money Management, Inc.            average net assets of all the mutual funds
                                                          advised by FMR. This group rate cannot rise
                                                          above 0.52% for this Fund, and it drops as
                                                          total assets under management increase. The
                                                          individual fee rate for this Fund is 0.25%
                                                          of the Fund's average net assets.
   ------------------------------------------------------------------------------------------------------

   FIDELITY VARIABLE INSURANCE PRODUCTS FUND              The fee is calculated by adding a group fee
   II -- CONTRAFUND(R) PORTFOLIO                          rate to an individual fee rate, dividing by
   Fidelity Management & Research (U.K.) Inc. and         twelve, and multiplying the result by the
   Fidelity Management & Research Far East Inc. are       Fund's average net assets throughout the
   the sub-investment advisers.                           month. The group fee rate is based on the
                                                          average net assets of all the mutual funds
                                                          advised by FMR. This group rate cannot rise
                                                          above 0.52% for this Fund, and it drops as
                                                          total assets under management increase. The
                                                          individual fee rate for this Fund is 0.30%
                                                          of the Fund's average net assets.
   ------------------------------------------------------------------------------------------------------

   FIDELITY VARIABLE INSURANCE PRODUCTS FUND              The fee is calculated by adding a group fee
   III -- GROWTH AND INCOME PORTFOLIO                     rate to an individual fee rate, dividing by
                                                          twelve, and multiplying the result by the
   Fidelity Management & Research (U.K.) Inc.             Fund's average net assets throughout the
   Fidelity Management & Research Far East Inc.           month. The group fee rate is based on the
                                                          average net assets of all the mutual funds
                                                          advised by FMR. This group rate cannot rise
                                                          above 0.52% for this Fund, and it drops as
                                                          total assets under management increase. The
                                                          individual fee rate for this Fund is 0.20%
                                                          of the Fund's average net assets.
   ------------------------------------------------------------------------------------------------------

   ------------------------------------------------------------------------------------------------------
          PORTFOLIO AND SUB-INVESTMENT ADVISERS                     INVESTMENT ADVISER FEE
   ------------------------------------------------------------------------------------------------------
   FIDELITY VARIABLE INSURANCE PRODUCTS FUND              The fee is calculated by adding a group fee
   III -- GROWTH OPPORTUNITIES PORTFOLIO                  rate to an individual fee rate, dividing by
   Fidelity Management & Research (U.K.) Inc. and         twelve, and multiplying the result by the
   Fidelity Management & Research Far East Inc. are       fund's average net assets throughout the
   the sub-investment advisers                            month. The group fee rate is based on the
                                                          average net assets of all the mutual funds
                                                          advised by FMR. This group rate cannot rise
                                                          above 0.52% for this fund, and it drops as
                                                          total assets under management increase. The
                                                          individual fee rate for this fund is 0.30%
                                                          of the fund's average net assets.
   ------------------------------------------------------------------------------------------------------

JANUS ASPEN SERIES

     Janus Aspen Series has a number of portfolios, some of which are currently available to be purchased by the subaccounts available to you. Janus Capital is the investment adviser to each of the portfolios and is responsible for the day-to-day management of the investment portfolios and other business affairs of the portfolios. The daily investment advisory fee for each portfolio is shown in the table below.

   ------------------------------------------------------------------------------------------------------
                        PORTFOLIO                                   INVESTMENT ADVISER FEE
   ------------------------------------------------------------------------------------------------------
   JANUS ASPEN SERIES AGGRESSIVE GROWTH PORTFOLIO         Annual rate of 0.65% of the portfolio's
                                                          average daily net assets.
   ------------------------------------------------------------------------------------------------------

   JANUS ASPEN SERIES FLEXIBLE INCOME PORTFOLIO           Annual rate of 0.65% of the first $300
                                                          million, 0.55% over $300 million of the
                                                          portfolio's average daily net assets.
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   JANUS ASPEN SERIES INTERNATIONAL GROWTH PORTFOLIO      Annual rate of 0.65% of the portfolio's
                                                          average daily net assets.
   ------------------------------------------------------------------------------------------------------

   JANUS ASPEN SERIES WORLDWIDE GROWTH PORTFOLIO          Annual rate of 0.65% of the portfolio's
                                                          average daily net assets.
   ------------------------------------------------------------------------------------------------------

   JANUS ASPEN SERIES CAPITAL APPRECIATION PORTFOLIO      Annual rate of 0.65% of the portfolio's
                                                          average daily net assets.
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   JANUS ASPEN SERIES STRATEGIC VALUE PORTFOLIO           Annual rate of 0.65% of the portfolio's
                                                          average daily net assets.
   ------------------------------------------------------------------------------------------------------

     The investment objectives of all portfolios (except the Janus Aggressive Growth, Capital Appreciation, Flexible Income, Growth, International Growth and Worldwide Growth portfolios) purchased by the subaccounts are fundamental and may not be changed without the approval of the holders of a majority of the outstanding shares of the affected portfolio. For each of the Funds this means the lesser of (1) 67% of the portfolio shares represented at a meeting at which more than 50% of the outstanding portfolio shares are represented or (2) more than 50% of the outstanding portfolio shares. The investment objectives of the Janus portfolios purchased by the corresponding subaccounts are non-fundamental and may be changed by the Fund's Trustees without a shareholder vote.

PURCHASE OF PORTFOLIO SHARES BY MONY VARIABLE ACCOUNT L

     The Company purchases shares of each portfolio for the corresponding sub-account at net asset value, i.e. without a sales load. Generally, all dividends and capital gains distributions received from a portfolio are automatically reinvested in the portfolio at net asset value. The Company, on behalf of MONY Variable Account L, may elect not to reinvest dividends and capital gains distributions. The Company redeems Fund shares at net asset value to make payments under the Policies.

     Fund shares are offered only to insurance company separate accounts. The insurance companies may or may not be affiliated with the Company or with each other. This is called "shared funding." Shares may also be sold to separate accounts to serve as the underlying investments for variable life insurance policies, variable annuity policies and qualified plans. This is called "mixed funding." Currently, the Company does not foresee any disadvantages to policy owners due to mixed or shared funding. However, differences in tax treatment or other considerations may at some time create conflict of interests between owners of various contracts. The Company and the Boards of Directors of the Funds, and any other insurance companies that participate in the Funds are required to monitor events to identify material conflicts. If there is a conflict because of mixed or shared funding, the Company might be required to withdraw the investment of one or more of its separate accounts from the Funds. This might force the Funds to sell securities at disadvantageous prices.

     The investment objectives of each portfolio are substantially similar to the investment objectives of the subaccount which purchases shares of that portfolio. A summary of the investment objective of each of the subaccounts available to you is found in the table on pages 17-23. No portfolio can assure you that its objective will be achieved. You will find more detailed information in the prospectus of each Fund that you received with this prospectus. The Funds' prospectuses include information on the risks of each portfolio's investments and investment techniques.

        THE FUNDS' PROSPECTUSES ACCOMPANY THIS PROSPECTUS AND SHOULD BE
                        READ CAREFULLY BEFORE INVESTING

                     DETAILED INFORMATION ABOUT THE POLICY

     The Account Value in MONY Variable Account L and the Guaranteed Interest Account provide many of the benefits of the policy. The information in this section describes the benefits, features, charges, and other major provisions of the policies and the extent to which those benefits depend upon the Account Value.

APPLICATION FOR A POLICY

     The policy design meets the needs of individuals and corporations that wish to purchase life insurance benefits on the lives of key employees, members of the employer's board of directors, certain selected independent contractors, or certain selected highly compensated employees. The policy may be sold together with other related policies forming a case. A purchaser must complete an application and personally deliver it to a licensed agent of the Company, who is also a registered representative of MONY Securities Corporation ("MSC"). The licensed agent submits the application to the Company. The policy may also be sold through other broker-dealers authorized under the law and by MSC. A policy can be issued on the life of an insured not less than 18 years of age and up to and including 80 years of age with evidence of insurability that satisfies the Company. The age of the insured is the age on his or her birthday nearest the date of the policy. The Company accepts the application subject to its underwriting rules, and may request additional information or reject an application.

     The minimum Target Death Benefit is generally $100,000. The minimum Specified Amount you may apply for is $100,000. The Specified Amount may be reduced to $50,000 if at least $50,000 amount of Term Insurance Rider is added to the policy. However, the Company reserves the right to revise its rules at any time to require a different minimum Specified Amount and Target Death Benefit at issue for subsequently issued policies.

     Each policy is issued with a policy date. The policy date is used to determine the policy months and years, and policy monthly, quarterly, semi-annual and annual anniversaries. The policy date is stated on page 1 of the policy. The policy date will normally be the later of (1) the date that delivery of the policy is authorized by the Company ("Policy Release Date"), or (2) the policy date requested in the application. No premiums may be paid with the application except under the temporary insurance procedures defined below.

  Temporary Insurance Coverage

     If you want insurance coverage before the Policy Release Date, are actively at work and have been at work for an average of 30 hours per week for 90 days before coverage begins, you are eligible for a temporary insurance agreement. You must sign a Life Insurance Binder Agreement and give it to the Company's licensed agent. The agreement contains a question about your employment. Your eligibility for temporary coverage will depend upon your answer to this question. In addition, you must complete and sign the Life Insurance Binder Agreement. You must also submit payment for at least the cost of term coverage on the Policy as applied for. Your coverage under the Life Insurance Binder Agreement starts on the date you sign the form and pay the premium amount, or if later, the requested policy date. See "Premiums-Premium Flexibility," page 34.


     Coverage under the Life Insurance Binder Agreement ends on the earliest of:


     - the Policy Release Date, if the policy is issued as applied for;

     - the date on which all or any portion of the policy premium or life insurance binder premium is refunded;

     - the date you withdraw the application for life insurance on the insured;

     - the date on which the employment of the insured or the insured's status terminates;

     - no later than 90 days from the date the Life Insurance Binder Agreement is effective;

     - the date the Company declines to issue any policy; and

     - the date you tell the Company that the policy will be refused.

     If the insured dies during the period of temporary coverage, the death benefit will be:


        (1) The insurance coverage applied for (including any optional riders) up to $500,000,

            less

          (2) The deductions from premium and the monthly deduction due prior to the date of death.

     Premiums paid for temporary insurance coverage are held in the Company's general account until the Policy Release Date. Except as provided below, interest is credited on the premiums (less any deductions from premiums) held in the Company's general account. The interest rate will be set by the Company, but will not be less than 4.0 % per year. In states where approval has been given for the declaration of interest on a daily basis, the rate will be based on the London Interbank Offered Rate. The interest rate credited for premiums held in the general account will vary in accordance with such rate. If the policy is issued and accepted, these amounts will be applied to the policy. These premiums will be returned to you (without interest) within 5 days after the earliest of:

     (1) The date you tell the Company that the policy will be refused. Your refusal must be

          (a) at or before the Policy Release Date, or

          (b) (if the policy is authorized for delivery other than as applied for), on or before the 15th day after the Policy Release Date; or

     (2) The date the Company sends notice to you declining to issue any policy.

  Initial Premium Payment

     Once the application is approved and the policy owner is issued a policy, the balance of the first scheduled premium payment is payable. The scheduled premium payment specified in your policy must be paid in full when your policy is delivered. Your policy is effective the later of (1) acceptance and payment of the scheduled premium payment, or (2) the policy date requested in the application. If you do not request a policy date or if the policy date you request is earlier than the Policy Release Date, any premium balance remitted by you will be transferred to the general account until the Right to Return Policy Period has ended. The amount transferred would include amounts in the general account under the Binder Agreement, plus interest credited minus deductions from premiums. The monthly deduction due prior to or on the Policy Release Date will be made. If you request a policy date which is later than the Policy Release Date, premium will be held in the general account until the policy date. On the Policy Date, premiums will be transferred to the general account until the Right to Return Policy Period ends. During the Right to Return Policy Period, premiums will be credited with an interest rate of 4%. When the Right to Return Policy Period ends, the net premium, plus any interest credited by the Company, is allocated to the subaccounts of MONY Variable Account L or the Guaranteed Interest Account pursuant to your instructions. (See "Right to Examine a Policy -- Right to Return Policy Period," page 34.)

  Policy Date

     The Company may approve the backdating of a policy. However, the policy may be backdated for not more than 6 months (a shorter period is required in certain states) prior to the date of the application. Backdating can be advantageous if it lowers the insured's issue age and results in lower cost of insurance rates. If the policy is backdated, the initial scheduled premium payment will include sufficient premium to cover the extra charges for the backdating period. Extra charges equal the monthly deductions for the period that the policy date is backdated.

  Risk Classification

     Insureds are assigned to underwriting (risk) classes. Risk classes are used in calculating the cost of insurance and certain rider charges. In assigning insureds to underwriting classes, the Company will normally use the medical or paramedical underwriting method. This method may require a medical examination of any proposed insured that does not meet the Company's guaranteed issue standards. The Company may use guaranteed issue underwriting when it is considered appropriate.

RIGHT TO EXAMINE A POLICY -- RIGHT TO RETURN POLICY PERIOD

     The Right to Return Policy Period follows the application for a policy and its issuance to the policy owner. The period runs to the latest of:

          (a) 45 days after Part I of the application is signed, or


          (b) 10 days after the policy owner receives the policy, or


          (c) 10 days after the Company mails or personally delivers a notice of withdrawal right to the policy owner.

     During this period, the policy owner may cancel the policy and receive a refund of the full amount of the premium paid.

PREMIUMS

     The policy is a flexible premium policy. The policy provides considerable flexibility to the policy owner to determine the amount and frequency of premium payments.

  Case Premiums

     Generally, to issue a policy, the Company requires the premiums for the first policy year for the policy or policies representing a case to equal or exceed $100,000. The Company may, in its sole discretion, allow a reduced minimum case premium where the Company's rules for exceptions are met.

  Premium Flexibility

     The Company requires you to pay an amount equal to at least one fourth of the Minimum Annual Premium to put the policy in effect. If the policy owner wants to pay premiums less often than annually, the premium required to put the policy in effect is equal to the lesser of:

          (a) The Minimum Annual Premium divided by the frequency of the scheduled premium payments, or

          (b) 25% of the Minimum Annual Premium.

     This Minimum Annual Premium will be based upon:

     (1) The policy's Specified Amount,

     (2) Any riders added to the policy, and

     (3) The insured's

          (a) Age,

          (b) Smoking status,

          (c) Gender (unless unisex cost of insurance rates apply, see "Deductions from Account Value-Cost of Insurance," page 52), and

          (d) Underwriting class.

     The Minimum Annual Premium will be shown in the policy. Thereafter, subject to the limitations described below, the policy owner may choose the amount and frequency of premium payments to reflect varying financial conditions.

  Scheduled Premiums

     When applying for a policy, a policy owner determines a scheduled premium payment. This scheduled premium payment provides for the payment of level premiums at fixed intervals over a specified period of time. Each policy owner will receive a premium reminder notice for the scheduled premium payment amount on an annual, semiannual or quarterly basis, at the policy owner's option. After the Minimum Annual Premium has been paid, the minimum scheduled premium for any policy is $100. Although reminder notices will be sent, the policy owner may not be required to pay scheduled premium payments.

     Payment of the scheduled premium payments will not guarantee that your policy will remain in effect. (See "Grace Period and Lapse" in the Summary and on page 48.)

CHOICE OF DEFINITION OF LIFE INSURANCE

     When applying for the policy, the policy owner will choose one of two tests to apply to the policy for compliance with the Federal tax law definition of life insurance. These tests are the Cash Value Accumulation Test and the Guideline Premium/Cash Value Corridor Test. The Death Benefit Percentage applied to the policy varies according to the definition of life insurance chosen. See "Federal Income Tax Considerations -- Definition of Life Insurance," on page 55.

GUARANTEED DEATH BENEFIT

     Generally, the policy remains in effect so long as the Account Value less Outstanding Debt is sufficient to pay the charges that maintain the policy. The charges that maintain the policy are deducted monthly from the Account Value. The Account Value of the policy is affected by:

     (1) The investment experience of any amounts in the subaccounts of MONY Variable Account L,

     (2) The interest earned in the Guaranteed Interest Account, and

     (3) The deduction from Account Value of the various charges, costs, and expenses imposed by the policy provisions.

     This in turn affects the length of time the policy remains in effect without the payment of additional premiums. See "Grace Period and Lapse," page 48.

     When the policy owner applies for a policy, the policy owner will be able to choose the Guaranteed Death Benefit Rider. The Rider may extend the period that the Specified Amount of the policy and certain other rider coverages will remain in effect if the subaccounts suffer adverse investment experience. See "Guaranteed Death Benefit Rider," page 41.

  Modified Endowment Contracts

     The amount, frequency and period of time over which the policy owner pays premiums may affect whether the policy will be classified as a modified endowment contract. A modified endowment contract is a type of life insurance policy subject to different tax treatment than that given to a conventional life insurance policy. The difference in tax treatment occurs when the policy owner takes certain pre-death distributions from the policy. See "Federal Income Tax Considerations -- Modified Endowment Contracts," page 57.

  Unscheduled Premium Payments

     Generally, the policy owner may make premium payments at any time and in any amount as long as each payment is at least $250. However, if the premium payment the policy owner wishes to make exceeds the Scheduled Premium payments for the policy, the Company may reject or limit any unscheduled premium payment that would result in an immediate increase in the death benefit payable. An immediate increase would occur if the policy's death benefit equals a policy owner's cash value multiplied by a death benefit percentage as a result of the Federal income tax law definition of life insurance. See "Death

Benefits Under the Policy," page 36 and "Federal Income Tax
Considerations -- Definition of Life Insurance," page 55. However, such a premium may be accepted if satisfactory evidence of insurability is provided. If satisfactory evidence of insurability is not received, the payment or a part of it may be returned. In addition, all or a part of a premium payment will be rejected and returned to the policy owner if it would exceed the maximum premium limitations prescribed by the Federal income tax law definition of life insurance.

     Payments the policy owner sends to us will be treated as premium payments, and not as repayment of Outstanding Debt, unless the policy owner requests otherwise. If the policy owner requests that the payment be treated as a repayment of Outstanding Debt, any part of a payment that exceeds the amount of Outstanding Debt will be applied to the Account Value. Applicable taxes and sales charges are only deducted from any payment that constitutes a premium payment.

  Premium Payments Affect the Continuation of the Policy

     If the policy owner skips or stops paying premiums, the policy will continue in effect until the Account Value less any Outstanding Debt can no longer cover (1) the monthly deductions from the Account Value for the policy, and (2) the charges for any optional insurance benefits added by rider. See "Grace Period and Lapse." page 48.

     The policy owner's Specified Amount is guaranteed to remain in effect as long as a Guaranteed Death Benefit Rider is in effect. See "Guaranteed Death Benefit Rider," on page 41.

ALLOCATION OF NET PREMIUMS


     Net premiums may be allocated to any number of the 37 available subaccounts and to the Guaranteed Interest Account. Allocations must be in whole percentages, and no allocation may be for less than 10% of a net premium. Allocation percentages must sum to 100%.


     The Policy owner may change the allocation of net premiums at any time by submitting a proper written request to our Customer Service Center at 1 MONY Plaza, Syracuse, New York, 13202. The revised allocation percentages will be effective within seven days from receipt of notification.

     Unscheduled premium payments may be allocated either by percentage or by dollar amount. If the allocation is expressed in dollar amounts, the 10% limit on allocation percentages does not apply.

DEATH BENEFITS UNDER THE POLICY

     When the policy is issued, the Company will determine the initial amount of insurance based on the instructions provided in the application. The death benefit consists of a "Specified Amount" of insurance coverage and, if desired, an additional amount of insurance coverage which is added by Term Insurance Rider. The amount of the Term Insurance Rider is defined by the Target Death Benefit. The Specified Amount is level until the Maturity Date unless changed by the policy owner. The Target Death Benefit can be scheduled at issue in level, increasing or decreasing amounts over the lifetime of the insured. The minimum Target Death Benefit is generally $100,000. The minimum Specified Amount is $100,000, although the Specified Amount may be reduced to $50,000 if at least $50,000 of Term Insurance Rider is added to the Policy. The Target Death Benefit and the Specified Amount will be shown on the specifications page of the policy.

     As described below, over time the Base Death Benefit may vary from the Specified Amount. This may result from:

          (1) The operation of a death benefit Option,

          (2) Increases to comply with the Federal income tax law definition of life insurance,

          (3) Changes in the death benefit Option, or

          (4) Increases or decreases requested by the policy owner.

     The Term Insurance Rider provides term insurance coverage which adjusts automatically to equal the difference between the Target Death Benefit and the Base Death Benefit. The Term Insurance Rider does not have a separate premium; the cost is included in the monthly deductions discussed below. See "Term Insurance Rider," page 42.

     As long as the Policy remains in effect, the Company will, upon proof of the death of an Insured, pay the death benefit proceeds to the named beneficiary. Death benefit proceeds will consist of:

          (1) The Base Death Benefit under the policy, plus

          (2) Any amount provided by the Term Insurance Rider, less

          (3) Any Outstanding Debt (and, if in the Grace Period, further reduced by any overdue charges).

     Death benefit proceeds may be paid to a Beneficiary in a lump sum or under a payment plan offered under the Policy. The Policy should be consulted for details.

DEATH BENEFIT OPTIONS

     Each policy owner may select one of two death benefit Options: Option 1 or Option 2. Generally, the policy owner designates the death benefit option in the application. If no option is designated, the Company assumes Option 2 has been selected. Subject to certain restrictions, you can change the death benefit option selected. As long as the policy is in effect, the death benefit under either option will never be less than the Specified Amount of the policy.

     Option 1 -- The Base Death Benefit equals the greater of:

          (a) The Specified Amount plus any increase in Account Value since the last monthly anniversary, or

          (b) The Cash Value multiplied by a death benefit percentage.

          The death benefit percentages vary according to the age of the insured and will be at least equal to the percentage defined in the Internal Revenue Code. The Internal Revenue Code addresses the definition of a life insurance policy for tax purposes. See "Federal Income Tax
     Considerations -- Definition of Life Insurance," page 55. The death benefit percentage is 250% for insureds 40 or under, and it declines for older insureds. A table showing the death benefit percentages is in Appendix A to this prospectus and in your policy. If you seek to have favorable investment performance reflected in increasing Account Value, and not in increasing insurance coverage, you should choose Option 1.

     Option 2 -- The death benefit equals the greater of:

          (a) The Specified Amount of the policy, plus the Account Value, or

          (b) The Cash Value multiplied by a death benefit percentage.

          The Account Value used in these calculations is determined as of the date of the insured's death. The death benefit percentage is the same as that used for Option 1 and is stated in Appendices A or B. The death benefit in Option 2 will always vary as Account Value varies. If you seek to have favorable investment performance reflected in increased insurance coverage, you should choose Option 2.

     In addition, the policy owner has the option at issue to select an alternate Death Benefit Percentage. The alternate Death Benefit Percentage may produce a higher Base Death Benefit amount beginning the later of the Insured's age 55 or 10 years following policy issue. This alternate Death Benefit Percentage grades back to the Federal income tax law Death Benefit Percentage at the Maturity Date. Use of the alternate Death Benefit Percentage results in a higher ratio of Base Death Benefit to Account Value than that resulting from the use of the IRS' Death Benefit Percentage beginning the later of the Insured's age 55 or 10 years following Policy issue. This higher percentage then gradually reduces until, by the Maturity

Date, it is equal to the ratio produced by the use of the IRS' Death Benefit Percentage. Although use of the alternate Death Benefit Percentage results in a higher Base Death Benefit than the IRS' Death Benefit Percentage, this higher Base Death Benefit results in higher cost of insurance charges which has the effect of reducing the Account Value and consequently future Base Death Benefits. The election of the alternate Death Benefit Percentage may be eliminated at any time; once eliminated, it cannot be reinstated. (See Appendix B, E, and F for alternate death benefit percentages.)

  Changes in Death Benefit Option

     The policy owner may request that the death benefit option under your policy be changed from Option 1 to Option 2, or Option 2 to Option 1. The policy owner may make a change by sending a written request to the Company's administrative office. A change from Option 2 to Option 1 is made without providing evidence of insurability. A change from Option 1 to Option 2 will require that you provide satisfactory evidence of insurability. The effective date of a change requested between monthly anniversaries will be the next monthly anniversary after the change is accepted by the Company.

     If you change from Option 1 to Option 2 your policy's Specified Amount is reduced by the amount of the policy's Account Value at the date of the change. This maintains the Base Death Benefit payable under Option 2 at the amount that would have been payable under Option 1 immediately prior to the change. The total Base Death Benefit will not change immediately. The change to Option 2 will affect the determination of the Base Death Benefit from that point on. As of the date of the change, the Account Value will be added to the new Specified Amount. The death benefit will then vary with the Account Value. This change will not be permitted if it would result in a new Specified Amount of less than $100,000.

     If you change from Option 2 to Option 1, the Specified Amount of the policy will be increased by the amount of the policy's Account Value at the date of the change. This maintains the Base Death Benefit payable under Option 1 at the amount that would have been payable under Option 2 immediately prior to the change. The total Base Death Benefit will not change immediately. The change to Option 1 will affect the determination of the Base Death Benefit from that point on. The change to Option 1 will generally reduce the death benefit payable in the future.

     Increases in the Specified Amount resulting from a change in death benefit Option do not create new coverage segments. They increase the size of the oldest coverage segments of the Specified Amount. Therefore, cost of insurance and other charges are not computed separately for increases resulting from a death benefit Option change.

     Decreases due to a death benefit Option change will not reduce the Target Death Benefit but may reduce the Specified Amount. Any decrease associated with an Option change will maintain the net amount at risk for each coverage layer at the time of the change.

     A change in the death benefit option may affect the monthly cost of insurance charge since this charge varies with the net amount at risk. Generally, the net amount at risk is the amount by which the Base Death Benefit exceeds Account Value. See "Deductions from Account Value-Cost of Insurance," page 52. If the policy's Base Death Benefit is not based on the death benefit percentage under Option 1 or 2, changing from Option 2 to Option 1 will generally decrease the net amount at risk. Therefore, this change may decrease the cost of insurance charges. Changing from Option 1 to Option 2 will generally result in a net amount at risk that remains level. However, such a change will result in an increase in the cost of insurance charges over time. This results because the cost of insurance rates increase with the insured's age.

CHANGES IN DEATH BENEFIT AMOUNTS

     The policy owner may increase or decrease the Target Death Benefit subject to Company approval. The Target Death Benefit is the Specified Amount plus the benefit amount of the Term Insurance Rider. Increases or decreases in the Target Death Benefit can be done on a scheduled or unscheduled basis.

  Scheduled Increases in Target Death Benefits

     Increases to the Target Death Benefit may be scheduled:

        (1) At the time of application for the Policy, or

        (2) At the time of the application for an unscheduled increase.

Scheduled increases or decreases will be effective on the requested date. A scheduled increase may only be made by increasing the amount of the Term Insurance Rider. Since these increases are scheduled at issue, evidence of insurability will not be required at the time the increase becomes effective. Scheduled increases do not create new "coverage segments." Therefore, cost of insurance and other charges are not computed separately for such increases.

  Unscheduled Increases in Target Death Benefit

     A policy owner may request an unscheduled increase in the Target Death Benefit at any time after issue prior to the insured's age 81 (or age 65 for policies issued on a guaranteed basis). Additional evidence of insurability satisfactory to the Company will be required. An unscheduled increase will not be given for increments less than $10,000. Requests for an unscheduled increase must be made by written application to the Customer Service Center. The increase will become effective on the monthly anniversary following the approval of the request by the Company.

     An unscheduled increase in the Target Death Benefit may consist of any combination of increases in Specified Amount and/or Term Insurance Rider.

     - Unless otherwise indicated, any request for an unscheduled increase to the Target Death Benefit will be assumed to be a request for an increase to the Specified Amount.

     - An unscheduled increase in Specified Amount will increase the Target Death Benefit by an equal amount so that the Term Insurance Rider amount will remain unchanged after the increase.

     An unscheduled increase in Specified Amount will create a new "coverage segment" for which cost of insurance and other charges are computed separately. If the Specified Amount is increased:

     - Additional sales charges associated with the increase will be incurred.

     - The sales charge for the increase is calculated in a similar way as for the original Specified Amount. Premiums paid after the increase will be allocated to the original and the new coverage segments in the same proportion that the guideline annual premiums (defined by the Federal income tax laws) for each segment bear to the sum of the guideline annual premiums for all segments.

     - The Company deducts a Sales Charge from each premium allocated to each segment up to the "Target Premium" paid in each year during the first ten policy years following an increase in Specified Amount.

     - The Target Premiums and the required premiums under the Guaranteed Death Benefit Rider, if applicable, will also be adjusted.

     - The adjustment will be done prospectively to reflect the increase.

     - If the Specified Amount is increased at the same time that a premium payment is received, the increase will be processed before the premium payment is processed.

     If an unscheduled increase creates a new coverage segment of Specified Amount, the Account Value after the increase will be allocated:

     (1) first to the original coverage segment, and

     (2) second to each coverage segment in order of the increases.

     (3) Allocations will be in the same proportion that the guideline annual premiums (defined by the Federal income tax laws) for each segment bear to the sum of the guideline annual premiums for all segments.

     Increasing the Specified Amount will generally increase the Base Death benefit of the policy. The amount of the change in the Base Death Benefit will depend, among other things on:

     (1) The death benefit Option chosen by the policy owner, and

     (2) Whether the Base Death Benefit under the policy is being calculated using a Death Benefit Percentage at the time of the change.

Changing the Specified Amount could affect:

     (1) The subsequent level of the Base Death Benefit while the policy is in effect, and

     (2) The subsequent level of policy values.

For example, an increase in Specified Amount may increase the net amount at risk under a policy, which will increase a policy owner's cost of insurance charges over time.

  Decreases In Target Death Benefits

     Any decrease in Specified Amount (whether scheduled or unscheduled) will reduce the Target Death Benefit of the policy and may reduce the Specified Amount of the policy at issue. Any decrease will be applied:

     (1) First to reduce the coverage segments of Term Insurance Rider associated with the most recent increases, then

     (2) To the next most recent increases of Term Insurance Rider successively, and last

     (3) To the original coverage segment of Term Insurance Rider.

After all coverage segments of Term Insurance Rider have been entirely eliminated, then coverage segments of the Specified Amount will be reduced in a similar order. A decrease will not be permitted if less than $10,000. In addition, no transaction will be permitted if the Specified Amount would fall below the minimum we require to issue the policy at the time of the reduction.

     The required premiums under the Guaranteed Death Benefit Rider, if applicable, will be adjusted for the decrease in death benefits. If the Target Death Benefit or Specified Amount is decreased, target premiums will also be adjusted for the decrease. If the target death benefit is decreased at the same time that a premium payment is received, the decrease will be processed before the premium payment is processed. Decreases become effective on the monthly anniversary following the approval of the request by the Company.

     The Company reserves the right to reject a requested decrease. Decreases will not be permitted if:

     (1) Compliance with the guideline premium limitations under federal tax law resulting from the decrease would result in immediate termination of your policy, or

     (2) To effect the decrease, payments to you would have to be made from Account Value for compliance with the guideline premium limitations, and the amount of the payments would exceed the Account Value of the policy.

If a requested change is not approved, we will send you a written notice of our decision. See "Federal Income Tax Considerations -- Definition of Life Insurance," page 55.

     Decreasing the Specified Amount will generally decrease the Base Death Benefit. The amount of change in the Base Death Benefit will depend, among other things, on:

     (1) The death benefit Option chosen, and

     (2) Whether the Base Death Benefit under the policy is being calculated using a death benefit percentage at the time of the change.

Changing the Specified Amount could affect the subsequent level of the Base Death Benefit while the policy is in effect and the subsequent level of policy values. For example, a decrease in Specified Amount may decrease the net amount at risk, which will decrease a policy owner's cost of insurance charges over time.

     Increases in the Specified Amount resulting from a change in death benefit Option do not create new coverage segments. They increase the size of the oldest coverage segments of the Specified Amount. Therefore, cost of insurance and other charges are not computed separately for increases resulting from a death benefit Option change.

     Decreases due to a death benefit Option change will not reduce the Target Death Benefit but may reduce the Specified Amount. Any decrease associated with an Option change will maintain the net amount at risk for each coverage layer at the time of the change.

GUARANTEED PAID-UP INSURANCE

     On the policy anniversary the Specific Amount may be reduced to an amount that the Surrender Value will maintain in force until Age 95 when applied as a net single premium. However, the maximum amount of Surrender Value that may be applied will not be greater than that needed to provide an amount at risk equal to the amount at risk immediately before this option becomes effective. Any surrender value in excess of the amount applied will be refunded to you.

     Surrenders for surrender value may be made at any time (see 6 below).

     On or after the effective date of this option:

     (1) it may not be revoked;

     (2) we will not accept any further premiums;

     (3) no further optional policy changes may be made;

     (4) the Policy is no longer subject to the Administrative Charge;

     (5) any loan balance and loan interest which existed immediately before the effective date will be set to 0;

     (6) any partial surrender will result in a recalculation of the Specified Amount and surrender value;

     (7) any additional benefit provided by rider will terminate; and

     (8) the death benefit will equal the reduced Specified Amount.

     The endorsement issued to reflect this change will show the reduced Specified Amount and the guaranteed surrender value on the effective date and each policy anniversary thereafter.

GUARANTEED DEATH BENEFIT RIDER

     When the policy owner applies for a policy, the policy owner may also elect the Guaranteed Death Benefit Rider. This rider may extend the period the Specified Amount of the policy remains in effect. An extra charge is deducted from the Account Value each month and premiums at least equal to the cumulative Monthly Guaranteed Premium must have been paid.

     In order to remain in effect, the Guaranteed Death Benefit Rider requires that you have paid a certain amount of premiums during the time that the Rider is in effect. This amount is described in the next paragraph. If the premiums you have paid do not equal or exceed this amount, the rider will automatically end. In addition, this rider will automatically end at the insured's age 95 ("Guarantee Period"). An extra charge will be deducted from the Account Value each month during the Guarantee Period. This charge will end at the conclusion of the Guarantee Period, and it will end if on any monthly anniversary date you have not paid the amount of premiums the rider requires you to pay. See "Deductions from Account Value-Guaranteed Death Benefit Charge," page 53.

     On each monthly anniversary day we test to determine whether you have paid the amount of premiums you are required to pay in order to keep the Guaranteed Death Benefit Rider in effect. To remain in effect, we make two tests. Under the first test the Account Value must exceed Outstanding Debt. Under the second test we:

          (1) total the actual premiums you have paid for the policy, and

          (2) subtract the amount of partial surrenders (and associated fees).

The result must equal or exceed:

          (1) the Monthly Guarantee Premium for the Rider, times

          (2) the number of compete months since the policy date.

If the policy meets both tests on the monthly anniversary day, the rider remains in effect until the next monthly anniversary date. If the policy fails to meet either test, we will send you a notice that requires you to pay additional premiums within the time specified in the notice. This time is called the grace period for the rider. If you fail to pay the additional premiums required the Guarantee Period, and therefore the Rider, will end. Once ended, the Rider can not be reinstated.

     The grace period for this Rider is explained in the section called "Grace Period and Lapse -- If Guaranteed Death Benefit Is in Effect" on page 49.


     Please refer to the policy for additional information on the Guaranteed Death Benefit Rider.


OTHER OPTIONAL INSURANCE BENEFITS

     Subject to certain requirements, you may elect to add one or more of the optional insurance benefits described below. Optional insurance benefits are added when you apply for your policy. These other optional benefits are added to your policy by an addendum called a rider. A charge is deducted monthly from the Account Value for each optional benefit added to your policy. See "Charges and Deductions," page 44. The amounts of these benefits are fully guaranteed at issue. You can cancel these benefits at any time. Certain restrictions may apply and are described in the applicable rider. In addition, adding or canceling these benefits may have an effect on your policy's status as a modified endowment contract. See "Federal Income Tax Considerations -- Modified Endowment Contracts," page 57. An insurance agent authorized to sell the policy can describe these extra benefits further. Samples of the provisions are available from the Company upon written request.

     From time to time we may make available riders other than those listed below. Contact an insurance agent authorized to sell the policy for a complete list of the riders available.

  Term Insurance Rider

     The policy can be issued with a Term Insurance Rider as a portion of the total death benefit. This Rider provides term life insurance on the life of the insured, which is annually renewable to attained age 95. As described below, the amount of coverage provided by the Rider varies over time.

     When the policy is issued, a schedule of death benefit amount called the "Target Death Benefit" is established. The Target Death Benefit may be varied as often as each policy year, and subject to the Company's rules, may be changed after issue. See "Death Benefits Under the Policy," page 36.

     The amount of the Term Insurance Rider in effect at any time is equal to the difference between the scheduled Target Death Benefit and the Base Death Benefit in effect. The Rider is dynamic, it adjusts for variations in the Base Death Benefit under the policy (e.g., changes resulting from the Federal income tax law definition of life insurance). The Company generally restricts the amount of the Target Death Benefit at issue to an amount not more than 900% of the Specified Amount. For example, if the Specified Amount is $100,000 then the maximum amount of the Target Death Benefit allowed is $900,000.

     For example, assume the Base Death Benefit varies according to the following schedule. The Term Insurance Rider will adjust to provide death proceeds equal to the Target Death Benefit each year.

  BASE DEATH BENEFIT   TARGET DEATH BENEFIT   TERM INSURANCE RIDER AMOUNT
  ------------------   --------------------   ---------------------------
       $500,000              $550,000                   $50,000
       $501,500              $550,000                   $48,500
       $501,250              $550,000                   $48,750

     Since the Term Insurance Rider is dynamic, it is possible that the Rider may be eliminated entirely as a result of increases in the Base Death Benefit. Using the above example, if the Base Death Benefit grew to $550,000, the Term Insurance Rider would be reduced to zero. (It can never be reduced below zero.) Even though the Rider amount is reduced to zero, the Rider will remain in effect until it is removed from the policy. Therefore, if the Base Death Benefit is subsequently reduced below the Target Death Benefit, a Rider amount will reappear as needed to maintain the Target Death Benefit at the requested level.

     There is no defined premium for the Term Insurance Rider. The cost of the Rider is added to the monthly deductions, and is based on the insured's attained age and premium class. The Company may adjust the rate charged for the Rider from time to time. The rate will never exceed the guaranteed cost of insurance rates for the Rider for that policy year. The cost for the Rider is added to the Company's calculation of the Monthly Guarantee Premium and to the calculation of the Minimum Annual Premium.

BENEFITS AT MATURITY

     The maturity date for this policy is the policy anniversary on which the insured is age 95. If the insured is living on the maturity date, the Company will pay to you, as an endowment benefit, the Account Value of the policy less Outstanding Debt. Ordinarily, the Company pays within seven days of the policy anniversary. Payments may be postponed in certain circumstances. See "Payments," page 65.

POLICY VALUES

  Account Value

     The Account Value is the sum of the amounts under the policy held in each subaccount of MONY America Variable Account L and any Guaranteed Interest Account. It also includes the amount set aside in the Company's loan account, and any interest, to secure Outstanding Debt.

     On each Valuation Date, the part of the Account Value allocated to any particular subaccount is adjusted to reflect the investment experience of that subaccount. On each monthly anniversary day, the Account Value also is adjusted to reflect the assessment of the monthly deduction. See "Determination of Account Value," page 43. No minimum amount of Account Value allocated to a particular subaccount is guaranteed. A policy owner bears the risk for the investment experience of Account Value allocated to the subaccounts.

  Surrender Value

     The owner can surrender a policy at any time while the insured is living and receive its Cash Value less any Outstanding Debt. The Cash Value of the policy equals the Account Value plus any applicable refund of sales charges. Thus, the Cash Value will exceed the policy's Account Value by the refund amount in the three years following policy issuance. Once the refund of sales charges has expired, the Surrender Value will equal the Account Value (less any Outstanding Debt). See "Full Surrender," page 46.

DETERMINATION OF ACCOUNT VALUE

     Although the death benefit under a policy can never be less than the policy's Specified Amount, the Account Value will vary. The Account Value varies depending on several factors:

     - Payment of premiums.

     - Amount held in the Loan Account to secure any Outstanding Debt.

     - Partial surrenders.

     - The charges assessed in connection with the policy.

     - Investment experience of the subaccounts.

     - Amounts credited to the Guaranteed Interest Account.

There is no guaranteed minimum Account Value and you bear the entire risk relating to the investment performance of Account Value allocated to the subaccounts.

     The Company invests amounts allocated to the subaccounts in shares of the corresponding portfolios of the Funds. The values of the subaccounts reflect the investment experience of the corresponding portfolio. The investment experience reflects:

     - The investment income.

     - Realized and unrealized capital gains and losses.

     - Expenses of a portfolio including the investment adviser fee.

     - Any dividends or distributions declared by a portfolio.


Any dividends or distributions from any portfolio of the Funds are reinvested automatically in shares of the same portfolio. However, the Company, on behalf of MONY Variable Account L, may elect otherwise. The subaccount value will also reflect the mortality and expense risk charges the Company makes each day to the Variable Account.



     Amounts allocated to the subaccounts are measured in terms of units. Units are a measure of value used for bookkeeping purposes. The value of amounts invested in each subaccount is represented by the value of units credited to the policy for that subaccount. (See "Calculating Unit Values for Each Subaccount," on page 45.) On any day, the amount in a subaccount of MONY Variable Account L is equal to the unit value times the number of units in that subaccount credited to the policy. The units of each subaccount will have different unit values.


     Units of a subaccount are purchased (credited) whenever net premiums or transfer amounts (including transfers from the loan account) are allocated to that subaccount. Units are redeemed (debited) to:

     - Make partial surrenders.

     - Make full surrenders.

     - Transfer amounts from a subaccount (including transfers to the loan account).

     - Pay the death benefit when the insured dies.

     - Pay monthly deductions from the policy's Account Value.

     - Pay policy transaction charges.

     - Pay partial surrender fees.

The number of units purchased or redeemed is determined by dividing the dollar amount of the transaction by the unit value of the affected subaccount, computed after the close of business that day. The number of units changes only as a result of policy transactions or charges. The number of units credited will not change because of later changes in unit value.


     Transactions are processed when a premium or an acceptable written or telephone request is received at the Company's administrative office. If the premium or request reaches the administrative office on a day that is not a Valuation Date, or after the close of business on a Valuation Date (after 4:00 p.m. Eastern Time), the transaction date will be the next Valuation Date. All policy transactions are performed as of a Valuation Date. If a transaction date or monthly anniversary day occurs on a day other than a Valuation Date (e.g., Saturday), the calculations will be done on the next day that the New York Stock Exchange is open for trading.


CALCULATING UNIT VALUES FOR EACH SUBACCOUNT

     The Company calculates the unit value of a subaccount on any Valuation Date as follows:

          (1) Calculate the value of the shares of the portfolio belonging to the subaccount as of the close of business that Valuation Date. This calculation is done before giving effect to any policy transactions for that day, such as premium payments or surrenders. For this purpose, the net asset value per share reported to the Company by the managers of the portfolio is used.

          (2) Add the value of any dividends or capital gains distributions declared and reinvested by the portfolio during the valuation period. Subtract from this amount a charge for taxes, if any.

          (3) Divide the resulting amount by the number of units held in the subaccount on the Valuation Date before the purchase or redemption of any units on that date.

The unit value of each subaccount on its first Valuation Date was set at $10.00.

TRANSFER OF ACCOUNT VALUE

     You may transfer Account Value among the subaccounts after the Right to Return Policy Period by sending a proper written request to the Customer Service Center. Currently, there are:

          (1) No limitations on the number of transfers between subaccounts.

          (2) No minimum amount required for a transfer.

          (3) No minimum amount required to remain in a given subaccount after a transfer.

     After the Right to Return Policy Period, Account Value may also be transferred from the subaccounts to the Guaranteed Interest Account. Transfers from the Guaranteed Interest Account to the subaccounts will only be permitted in the policy month following a policy anniversary as described in "The Guaranteed Interest Account," page 62.

RIGHT TO EXCHANGE POLICY

     During the first 24 months following the policy date, you may exchange your policy for a policy where the investment experience is guaranteed. To accomplish this, the entire amount in the subaccounts of MONY Variable Account L is transferred to the Guaranteed Interest Account. All future premiums are allocated to the Guaranteed Interest Account. This serves as an exchange of your policy for the equivalent of a flexible premium universal life policy. See "The Guaranteed Interest Account," page 61. No charge is imposed on the transfer when you exercise the exchange privilege.

POLICY LOANS

     The policy owner may borrow money from the Company at any time using the policy as security for the loan. A loan is taken by submitting a proper written request to the Company's administrative office. A policy owner may take a loan any time a policy is in effect. The minimum amount a policy owner may borrow is $250 (except for policies offered or issued in Connecticut where the minimum amount is $200). The maximum amount that may be borrowed at any time is 90% of the Account Value of the policy less any Outstanding Debt. (If you request a loan on a monthly anniversary day, the maximum loan is reduced by the monthly deduction due on that day.) The Outstanding Debt is the cumulative amount of outstanding loans and loan interest payable to the Company at any time.

     Loan interest is payable in arrears on each policy anniversary at an annual rate of 4.6%. Interest on the full amount of any Outstanding Debt is due on the policy anniversary, until the Outstanding Debt is repaid. If interest is not paid when due, it will be added to the amount of the Outstanding Debt.

     The owner may repay all or part of the Outstanding Debt at any time while your policy is in effect. Only payments shown as loan or interest payments will be treated as such. If a loan repayment is made which exceeds the Outstanding Debt, the excess will be applied as a scheduled premium payment. The payment will be subject to the rules on acceptance of premium payments.

     When a loan is taken, an amount equal to the loan is transferred out of the policy owner's Account Value into the loan account to secure the loan. Within certain limits, you may specify the amount or the percentage of the loan amount to be deducted from the subaccounts and the Guaranteed Interest Account. The request for a loan will not be accepted if (1) you do not specify the source of the transfer, or (2) if the transfer instructions are incorrect. On each policy anniversary, an amount equal to the loan interest due and unpaid for the policy year will be transferred to the loan account. The transfer is made from the subaccounts and the Guaranteed Interest Account on a proportional basis.

     The loan account is part of the Company's general account. Amounts held in the loan account are credited monthly with an annual rate of interest not less than 4.0%. After the tenth policy anniversary, the annual interest rate that applies to the Loan Account is expected to be 0.3% higher than otherwise applicable. In states where approval has been given for the declaration of interest on a daily basis, the rate will be based on the London Interbank Offered Rate and the increase in the interest rate after the tenth policy year will not apply.

     Loan repayments release funds from the loan account. Unless you request otherwise, amounts released from the loan account will be transferred into the subaccounts and Guaranteed Interest Account pursuant to your most recent valid allocation instructions for scheduled premium payments. In addition, any interest earned on the amount held in the Loan Account will be transferred each policy anniversary to each of the subaccounts and the Guaranteed Interest Account on the same basis.

     Amounts held in the loan account to secure Outstanding Debt forego the investment experience of the subaccounts and the current interest rate of the Guaranteed Interest Account. Thus Outstanding Debt, whether or not repaid, has a permanent effect on your policy values and may have an effect on the amount and duration of the death benefit. If not repaid, the Outstanding Debt will be deducted from the amount of the death benefit upon the death of the insured, or the Cash Value paid upon surrender or maturity.

     Outstanding Debt may affect the length of time the policy remains in effect. Unless the Guaranteed Death Benefit Rider is in effect, the policy will lapse when (1) the Account Value minus Outstanding is insufficient to cover the monthly deduction against the policy's Account Value on any monthly anniversary day, and (2) the minimum payment required is not made during the grace period. Moreover, the policy may enter the grace period more quickly when Outstanding Debt exists, because the Outstanding Debt is not available to cover the monthly deduction. In addition, the guarantee period under the Guaranteed Death Benefit Rider may end if Outstanding Debt exceeds the Account Value of the policy. Additional payments or repayments of a part of Outstanding Debt may be required to keep the Policy or Rider in effect. See "Grace Period and Lapse," page 48.

     A loan will not be treated as a distribution from your policy and will not result in taxable income to you unless your policy is a modified endowment contract. If your policy is a modified endowment contract, a loan will be treated as a distribution that may give rise to taxable income. If your policy lapses with an outstanding loan balance there could be adverse federal income tax consequences depending on the particular facts and circumstances. For example, if (1) your policy lapses with an outstanding loan balance, and (2) it does not lapse under a non-forfeiture option, you can have ordinary income to the extent the outstanding loan exceeds your investment in the policy (i.e. generally premiums paid less prior non-taxable distributions). For more information on the tax treatment of loans, see "Federal Income Tax Considerations," page 55.

FULL SURRENDER

     A policy owner may fully surrender a policy at any time during the life of the insured. The amount received for a full surrender is the policy's Account Value plus (1) any applicable refund of sales charge, reduced by (2) any Outstanding Debt. For purposes of calculating the Account Value, the net asset value of shares of the portfolios of the applicable subaccounts will be determined on (1) the Valuation Date that we receive your request at our administrative office, or (2) on the next Valuation Date if that day is not a Valuation Date.

     A policy owner may surrender a policy by sending a written request together with the policy to the Company's administrative office. The proceeds will be determined as of the end of the valuation period during which the request for surrender is received. A policy owner may elect to (1) have the proceeds paid in cash, or (2) apply the proceeds under a payment plan offered under the policy. See "Payment Plan Settlement Provisions," page 65. For information on the tax effects of surrender of a policy, see "Federal Income Tax Consideration," page 55.

PARTIAL SURRENDER

     With a partial surrender, the policy owner obtains a part of the Account Value of the policy without having to surrender the policy in full. The policy owner may request a partial surrender beginning in the first policy year. The partial surrender and the corresponding calculation of net asset value will take effect on (1) the Valuation Date that we receive your request at out administrative office, or (2) on the next Valuation Date if that day is not a Valuation Date. There is currently no limit on the number of partial surrenders allowed in a policy year but the Company reserves the right to limit the number of partial surrenders to 12 per year.

     A partial surrender must be for at least $500 (plus the applicable fee). In addition, the policy's Account Value less Outstanding Debt must be at least $500 after the partial surrender. In addition, the partial surrender must not reduce the Target Death Benefit or Specified Amount below the minimum we require to issue the policy.

     The policy owner may make a partial surrender by submitting a proper written request to the Company's administrative office. As of the effective date of any partial surrender, the policy owner's Account Value and Surrender Value are reduced by the amount surrendered (plus the applicable fee). The amount of the partial surrender (plus the applicable fee) will be deducted proportionately from the policy owner's Account Value in the subaccounts and the Guaranteed Interest Account.

     When a partial surrender is made and you selected death benefit Option 1, the Target Death Benefit and the Base Death Benefit of your policy is generally decreased by the amount of the partial surrender (plus its fee). The Specified Amount under the policy is decreased by the lesser of:

     (1) the amount of the partial surrender, or

     (2) if the Base Death Benefit prior to the partial surrender is greater than the Specified Amount, the amount, if any, that the Specified Amount exceeds the difference between the Base Death Benefit less the amount of the partial surrender.

The Target Death Benefit under the policy is reduced by the lesser of:

     (1) the amount of the partial surrender, or

     (2) if the Base Death Benefit prior to the partial surrender is greater than the Target Death Benefit, the amount, if any, that the Target Death Benefit exceeds the difference between the Base Death Benefit and the amount of the partial surrender.

     When a partial surrender is made and you selected death benefit Option 2, the Target Death Benefit is generally decreased by the amount of the partial surrender (plus the amount of the partial surrender fee). The partial surrender will not change the Specified Amount of the policy. However, assuming that the Base Death Benefit under Option 2 is not equal to the Cash Value times the applicable death benefit percentage, the partial surrender will reduce the Base Death Benefit by the amount of the partial surrender. If the Option 2 death benefit is based upon the Cash Value times the death benefit percentage, a partial surrender may cause the Base Death Benefit to decrease by an amount greater than the amount of the partial surrender. The Target Death Benefit under the policy is reduced by the lesser of:

     (1) the amount of the partial surrender, or

     (2) if the Base Death Benefit prior to the partial surrender is greater than the Target Death Benefit, the amount, if any, that the Target Death Benefit exceeds the difference between the Base Death Benefit and the amount of the partial surrender. See "Death Benefits Under the Policy," page 36.

     There is a fee for each partial surrender of the lesser of $25 or 2% of the partial surrender amount. See "Charges and Deductions -- Transaction and Other Charges," page 53.

     For information on the tax treatment of partial surrenders, see "Federal Income Tax Considerations," page 54.

GRACE PERIOD AND LAPSE

     Your policy will lapse only when:

     (1) The Account Value less Outstanding Debt is insufficient to cover the current monthly deduction against the policy's Account Value on any monthly anniversary day, and

     (2) A 61-day Grace Period expires without the policy owner making a sufficient payment.

     If Guaranteed Death Benefit Rider Is Not in Effect

     To avoid lapse if (1) an insufficiency occurs, and (2) a Guaranteed Death Benefit Rider is not in effect, the policy owner must pay the required amount during the grace period. When an insufficiency occurs, you may also be required to pay any unpaid, loan interest accrued for the policy year. The interest amount will also have to be paid prior to the end of the grace period.

     We will reject any payment if is means your total premium payments will exceed the maximum permissible premium for your policy's Specified Amount under the Internal Revenue Code. This may happen when the policy owner has Outstanding Debt. In this event, the policy owner could repay enough of the Outstanding Debt to avoid termination. The policy owner may also wish to repay an additional part of the Outstanding Debt to avoid recurrence of the potential lapse. If premium payments have not exceeded the maximum permissible premiums, the policy owner may wish to make larger or more frequent premium payments to avoid recurrence of the potential lapse.

     If the Account Value less Outstanding Debt will not cover the entire monthly deduction on a monthly anniversary day, we will deduct the amount that is available. We will notify the policy owner (and any assignee of record) of the payment required to keep your policy in effect. You will then have a grace period of 61 days, from the date the notice was sent, to make the payment. The payment required is:

     (1) the amount of the monthly deduction not paid, plus

     (2) not less than two succeeding monthly deductions (or the number of monthly deductions remaining until the next scheduled premium due date, if more than two), grossed up by

     (3) the amount of the deductions from premiums.

(See "Charges and Deductions -- Deductions from Premiums," page 51). The policy will remain in effect through the grace period. If the owner fails to make the required payment within the grace period, the coverage under the policy will end and your policy will lapse. Required premium payments made during the grace period will be allocated among the subaccounts and the Guaranteed Interest Account. The allocation is made in according to your current scheduled premium payment allocation instructions. Any monthly deduction due will be charged proportionately to the subaccounts and the Guaranteed Interest Account. If the insured dies during the grace period, the death benefit proceeds will equal:

     (1) The amount of the death benefit immediately prior to the start of the grace period, reduced by


     (2) Any unpaid monthly deductions and any Outstanding Debt.


     If Guaranteed Death Benefit Rider Is in Effect

     The Specified Amount of your policy will not lapse during the guarantee period even if the Account Value less Outstanding Debt is not enough to cover all the deductions from the Account Value on any monthly anniversary day if:

     (1) A Guaranteed Death Benefit Rider is in effect, and

     (2) The test for continuation of the guarantee period has been met.

See "Guaranteed Death Benefit Rider," page 41.

     While the Guaranteed Death Benefit Rider is in effect, the Account Value of the policy may be reduced by monthly deductions but not below zero. During the guarantee period, we will waive any monthly deduction that will reduce the Account Value below zero. If the Guaranteed Death Benefit Rider is ended, the normal test for lapse will resume.

     Reinstatement

     We will reinstate a lapsed policy at any time:

     (1) Before the maturity date, and

     (2) Within five years after the monthly anniversary day which precedes the start of the grace period.

     To reinstate a lapsed policy we must also receive:

     (1) A written application from you

     (2) Evidence of insurability satisfactory to us

     (3) Payment of all monthly deductions that were due and unpaid during the grace period

     (4) Payment of an amount at least sufficient to keep your policy in effect for three months after the reinstatement date

     (5) Payment of due and unpaid interest on Outstanding Debt to the next succeeding policy anniversary day, and

     (6) Payment of the reinstatement fee.

     When your policy is reinstated, the Account Value will be equal to the Account Value on the date of the lapse subject to the following:

     (1) Any Outstanding Debt on the date of lapse must be paid or reinstated.

     (2) No interest on amounts held in our loan account to secure Outstanding Debt will be paid or credited between lapse and reinstatement.

Reinstatement will be effective as of the monthly anniversary day on or proceeding the date of approval by us. At that time, the Account Value minus, if applicable, Outstanding Debt will be allocated among the subaccounts and the Guaranteed Interest Account pursuant to your most recent scheduled premium payment allocation instructions.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

                            DEDUCTIONS FROM PREMIUMS


-----------------------------------------------------------------------------------------------
     Sales Charge -- Deducted from premium up to    First 10 policy years -- 9%
                     the Target Premium             After the 10th policy year -- 0%
                                                    Ten policy years after an increase in
                                                    Specified Amount -- 9%
-----------------------------------------------------------------------------------------------

     Tax Charge                                     State and local -- 0.8%; Federal -- 1.25%
-----------------------------------------------------------------------------------------------


                         DEDUCTIONS FROM ACCOUNT VALUE
--------------------------------------------------------------------------------


     Cost of Insurance Charge                      Current cost of insurance rate x net amount
                                                   at risk at the beginning of the policy
                                                   month
----------------------------------------------------------------------------------------------
     Mortality & Expense Risk Charge --            First 10 policy years -- .60% of
     Annual Rate                                   subaccount value.
                                                   After the 10th policy year -- maximum of
                                                   .45% of
                                                   subaccount value(1).
----------------------------------------------------------------------------------------------
     Administrative Charge (all                    $7.50
     policies) -- Monthly
     Medical Underwriting Charge (applicable       $5.00 for the first 3 policy years.
     policies) -- Monthly
     Guaranteed Issue Underwriting Charge          $3.00 for the first 3 policy years.
     (applicable policies) -- Monthly
----------------------------------------------------------------------------------------------
     Guaranteed Death Benefit Charge               $0.01 per $1,000 of policy Specified
     Monthly Charge for Death Benefit Rider        Amount. Please note that the Rider requires
                                                   that premiums on the policy itself be paid
                                                   in order to remain in effect.
----------------------------------------------------------------------------------------------
     Optional Insurance Benefits Charge --         As applicable.
     Monthly Deduction for any other optional
     insurance Benefits added by rider.
----------------------------------------------------------------------------------------------
     Transaction and Other Charges
     -- Partial Surrender Fee                      Lesser of $25 or 2% of the partial
                                                   surrender amount
     -- Transfer of Account Value                  Maximum of $25(2)
     -- Premium allocation changes (over two in    $25
     any policy year
     -- Reinstatement Fee                          $150
----------------------------------------------------------------------------------------------


---------------
(1) Expected current amount of .30% of subaccount value.
(2) Currently, the Company does not assess a transfer charge. The Company reserves the right to charge up to a maximum of $25 for transfers.


     The following provides additional details of the deductions from premium payments under a policy prior to allocating net premium payments to the subaccounts of the MONY Variable Account L or to the Guaranteed Interest Account and of th deductions from MONY Variable Account L and from the policy's Account Value.

DEDUCTIONS FROM PREMIUMS

     The sales charge and tax charges are deducted from the gross premium prior to applying the net premium to the Account Value. The sales charge is deducted from gross premium only up to Target Premium. Tax charges are deducted against the entire gross premium.

Sales Charge --              During the first ten policy years and during the
                             ten policy years following an increase in Specified
                             Amount -- 9%
                             After the tenth policy year -- 0%

     The Target Premium is an amount equal to the maximum amount of premium which may be paid for a death benefit Option 1 policy without violating the limits imposed by the Federal income tax law definition of a modified endowment contract. See "Modified Endowment Contracts," page 57. The Target Premium is not based on scheduled premium. The Target Premium for the policy and Specified Amount coverage segments added since the policy date will be stated in the policy.

     The sales charge compensates us for the cost of distributing the policies. This charge is not expected to be enough to cover sales and distribution expenses for the policies. To the extent that sales and distribution expenses exceed sales charges, amounts derived from surrender charges will be used. Expenses in excess of the sales and surrender charges may be recovered from other charges, including amount indirectly derived from the charge for mortality and expense risks and mortality gains.

     A portion of the sales charges previously deducted from premium payments may be refunded if:

          (1) the policy is surrendered in the first three policy years, and

          (2) the policy is not in default.

YEAR OF SURRENDER                                    AMOUNT OF REFUND
-----------------                                    ----------------
First policy year....................  Sum of all sales charge deductions in that year
Second policy year...................  66.67% of sales charge deductions in the first policy year
Third policy year....................  33.33% of sales charge deductions in the first policy year

     No refund will be paid if the policy is in default.

Tax Charges --               State and local premium tax -- currently 0.8%
                             Federal tax for deferred acquisition costs of the Company -- 1.25%

     All states levy taxes on life insurance premium payments. These taxes vary from state to state and may vary from jurisdiction to jurisdiction within a state. For policyholders resident in New York, the Company currently deducts an amount equal to 0.8% of each premium to pay applicable premium taxes. The 0.8% current deduction is the actual premium tax imposed by the State of New York. We do not expect to profit from this charge.

     The 1.25% current charge against each premium covers our estimated cost for the Federal income tax treatment of deferred acquisition costs. This is determined solely by the amount of life insurance premiums received. We believe this charge is reasonable in relation to our increased federal tax burden under IRC Section 848 resulting from the receipt of premium payments. No charge will be deducted where premiums received from you are not subject to this tax.

     We reserve the right to increase or decrease the charge for taxes due to any change in tax law or due to any change in the cost to us. In addition, if an insured changes his or her place of residence, we should be notified of the change. Any change in the tax rate will be effective on the next policy anniversary.

DEDUCTIONS FROM ACCOUNT VALUE

     A charge called the Monthly Deduction is deducted from the Account Value on each monthly anniversary day. The Monthly Deduction consists of the following items:

Cost of Insurance --         This charge compensates us for the anticipated cost
                             of paying death benefits in excess of Account Value to insureds' beneficiaries. The amount of the charge is equal to a current cost of insurance rate multiplied by the net amount at risk under the policy at the beginning of each policy month. Here, net amount at risk equals the death benefit payable at the beginning of the policy month less the Account Value at that time.

     The policy contains guaranteed cost of insurance rates that may not be increased. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables. (For issue ages under 18, no smoker/nonsmoker adjustment is made until attained age 15. Where unisex cost of insurance rates apply, the 1980 Commissioners Ordinary Smoker and Nonsmoker Mortality Table B applies.) These rates are based on the age and underwriting class of the insured. They are also based on the gender of the insured. Unisex rates are used for cases purchased on a split dollar basis, and where appropriate under applicable law, including policies purchased by employers and employee organizations in connection with employment related insurance or benefit programs. As of the date of this prospectus, we charge "current rates" that are lower (i.e., less expensive) than the guaranteed rates. We may change current rates in the future. Like the guaranteed rates, the current rates also vary with the age, gender, smoking status, and underwriting class of the insured. In addition, they also vary with the policy duration. The cost of insurance rate generally increases with the age of the insured.

     Lower cost of insurance rates are offered at most ages for insureds who:

          (1) qualify for the standard underwriting class, and

          (2) whose applications are fully underwritten (i.e., subject to evidence of the insured's insurability).

     Current insurance rates are generally higher if the policies are issued on a guaranteed issue basis, where evidence of insurability is not required. Policies issued to employers, trustees and similar entities are often issued on a guaranteed issue basis. Only limited underwriting information is obtained when underwriting on a guaranteed issue basis. Therefore, policies in this underwriting class may present an additional mortality expense to us relative to fully underwritten policies. The additional risk is generally reflected in higher current insurance rates, which are nevertheless guaranteed not to exceed the 1980 Commissioners' Standard Ordinary Mortality Tables.

     We may offer insurance coverage up to $2.5 million on a guaranteed issue or simplified issue basis under policies in a single case that meet our requirements at the time of policy issue.

     If there have been increases in the Specified Amount, then for purposes of calculating the cost of insurance charge, the Account Value will first be applied to the initial Specified Amount. If the Account Value exceeds the initial Specified Amount, the excess will then be applied to any increase in Specified Amount in the order of the increases. If the Base Death Benefit equals the Surrender Value multiplied by the applicable death benefit percentage, any increase in Account Value will cause an automatic increase in the Base Death Benefit. The underwriting class and duration for such increase will be the same as that used for the most recent increase in Specified Amount (that has not been eliminated through a later decrease in Specified Amount.

Mortality and Expense Risk
  Charge --                  First 10 policy years -- .05% per month of
                             subaccount value which is equivalent to an annual rate of .60% of subaccount value.

                             After the 10th policy year -- Charge expected to be reduced to an amount equal to .025% per month of subaccount value equivalent to .30% annually. A reduction to an annual rate of .45% of subaccount value is guaranteed.

     This charge compensates us for assuming mortality and expense risks under the policies. The mortality risk assumed is that insureds, as a group, may live for a shorter period of time than estimated. Therefore, the cost of insurance charges specified in the policy will not be enough to meet our actual claims. We assume an expense risk that other expenses incurred in issuing and administering the policies and operating MONY Variable Account L will be greater than the amount estimated when setting the charges for these expenses. We will realize a profit from this fee to the extent it is not needed to provide benefits and pay expenses under the policies. We may use this profit for other purposes. These purposes may include any distribution expenses not covered by the sales charge or surrender charge.

     This charge is not assessed against the amount of the policy Account Value that is allocated to the Guaranteed Interest Account, nor to amounts in the loan account.

Administrative Charge --     $7.50 per month (all policies)

Medical Underwriting
Charge --                    $5.00 per month (applicable policies) for the first
                             3 policy years.

Guaranteed Issue Charge --   $3.00 per month (applicable policies) for the first
                             3 policy years.

     The administrative charge, medical underwriting charge and guaranteed issue charge reimburses us for expenses associated with administration and maintenance of the policies. The charge is guaranteed never to exceed $7.50. We do not expect to profit from these charges.

Guaranteed Death Benefit
  Charge --                  If you elect the Guaranteed Death Benefit Rider,
                             you will be charged $0.01 per $1,000 of policy
                             Specified Amount per month during the term of the Guaranteed Death Benefit Rider. This charge is guaranteed never to exceed this amount.

Optional Insurance Benefits
  Charge --                  A monthly deduction for any other optional
                             insurance benefits added to the policy by rider.

Transaction and Other
  Charges --                 Partial Surrender Fee -- lesser of $25 or 2% of the
                             partial surrender amount

                             Transfer of Account Value -- Currently the Company does not assess a transfer charge. The Company reserves the right to charge up to a maximum of $25 for transfers

                             Premium allocation changes -- $25 for more than 2 in any policy year

                             Reinstatement fee -- $150

     The charges for the partial surrender fee, transfer of account value, premium allocation changes and reinstatement are guaranteed not to exceed the amounts stated above.

     We may charge the subaccounts for federal income taxes that are incurred by us and are attributable to MONY Variable Account L and its subaccounts. No such charge is currently assessed. See "Charge for Company Income Taxes," page 59.

     We will bear the direct operating expenses of MONY Variable Account L. The subaccounts purchase shares of the corresponding portfolio of the underlying Fund. The Fund's expenses are not fixed or specified under the terms of the policy.

GUARANTEE OF CERTAIN CHARGES

     We guarantee that certain charges will not increase. This includes:

          (1) Mortality and expense risk charge.

          (2) Administrative charge.

          (3) Guaranteed Death Benefit charge.

          (4) Sales charge.

          (5) Guaranteed cost of insurance rates.

          (6) Certain transaction charges.

     Any changes in the current cost of insurance charges related to the Base Death Benefit or the monthly charge for the Term Insurance Rider will be made based on the class of the insured. Changes will be based on changes in:

          (1) Future expectations with respect to investment earnings,

          (2) Mortality,

          (3) Length of time policies will remain in effect,

          (4) Expenses, and

          (5) Taxes.

     In no event will they exceed the guaranteed rates defined in the policy.

CORPORATE PURCHASERS -- REDUCTION OF CHARGES

     The policy is available for purchase by individuals and by corporations and other institutions. We may reduce the amount of sales charge, mortality and expense risk charge, the cost of insurance charges, underwriting charge or issue charge if:

          (1) Corporate or other group or sponsored arrangements, purchase one or more policies constituting a case, and

          (2) The expenses associated with the sale of the policy or policies or the underwriting or other administrative costs associated with the policy or policies are reduced.

     Sales, underwriting or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement. In addition, we may reduce the minimum Specified Amount, Target Death Benefit, or Minimum Annual Premium for policies representing the case. Any reduction will be:

          (1) Reasonable

          (2) Apply uniformly to all prospective policy purchasers in the class, and

          (3) Not be unfairly discriminatory to the interests of any policy owner.

                               OTHER INFORMATION

FEDERAL INCOME TAX CONSIDERATIONS

     The following provides a general description of the federal income tax considerations relating to the policy. This discussion is based upon our understanding of the present federal income tax laws as the Internal Revenue Service ("IRS") currently interprets them. This discussion is not intended as tax advice. Tax laws are very complex and tax results will vary according to your individual circumstances. A person considering the purchase of the policy may need tax advice. It should be understood that these comments on federal income tax consequences are not an exhaustive discussion of all tax questions that might arise under the policy. Special rules that are not discussed here may apply in certain situations. We make no representation as to the likelihood of continuation of federal income tax or estate or gift tax laws or of the current interpretations of the IRS or the courts. Future legislation may adversely affect the tax treatment of life insurance policies or other tax rules that we describe here or that relate directly or indirectly to life insurance policies. Our comments do not take into account any state or local income tax considerations that may be involved in the purchase of the policy.

  Definition of Life Insurance

     Under section 7702 of the Internal Revenue Code (the "Code"), a policy will be treated as a life insurance policy for federal tax purposes if one of two alternate tests are met. These tests are:

          (1) "Cash Value Accumulation Test"

          (2) "Guideline Premium/Cash Value Corridor Test"

When you apply for a policy you will irrevocably choose which of these two tests will be applied to your policy.

     If your policy is tested under the Guideline Premium/Cash Value Corridor Test. This test provides for, among other things:

          (1) A maximum allowable premium per thousand dollars of death benefit, known as the "guideline annual premium," and

          (2) A minimum ongoing "corridor" of death benefit in relation to the Account Value of the policy, known as the "death benefit percentage."

See Appendix A, for a table of the Guideline Premium/Cash Value Corridor Test factors. If your policy is tested under the Cash Value Accumulation Test, a table of factors will be shown in your policy.

     We believe that the policy meets this statutory definition of life insurance and hence will receive federal income tax treatment consistent with that of fixed life insurance. Thus, the death benefit should be excludable from the gross income of the beneficiary (whether the beneficiary is a corporation, individual or other entity) under Section 101 (a) (1) of the Code for purposes of the regular federal income tax. You generally should not be considered to be in constructive receipt of the cash values under the policy until a full surrender, maturity of the policy, or a partial surrender. In addition, certain policy loans may be taxable in the case of policies that are modified endowment contracts. Prospective policy owners that intend to use policies to fund deferred compensation arrangements for their employees are urged to consult their tax advisors with respect to the tax consequences of such arrangements. Prospective corporate owners should consult their tax advisors about the treatment of life insurance in their particular circumstances for purposes of the alternative minimum tax applicable to corporations.

  Diversification Requirements

     To comply with regulations under Section 817(h) of the Code, each portfolio is required to diversify its investments. Generally, on the last day of each quarter of a calendar year,

          (1) No more than 55% of the value of the portfolio's assets can be represented by any one investment,

          (2) No more than 70% can be represented by any two investments,

          (3) No more than 80% can be represented by any three investments, and

          (4) No more than 90% can be represented by any four investments.

Securities of a single issuer generally are treated for purposes of Section 817(h) as a single investment. However, for this purpose, each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent guaranteed and insured) by the U.S. or by an agency or instrumentality of the U.S. is treated as a security issued by the U.S. Government or its agency or instrumentality, as applicable.

     Currently, for federal income tax purposes, the portfolio shares underlying the policies are owned by the Company and not by you or any beneficiary. However, no representation is or can be made regarding the likelihood of the continuation of current interpretations by the IRS.

  Tax Treatment of Policies

     The Technical and Miscellaneous Revenue Act of 1988 established a new class of life insurance contracts referred to as modified endowment contracts. A life insurance contract becomes a "modified endowment contract" if, at any time during the first seven contract years, the sum of actual premiums paid exceeds the sum of the "seven-pay premium." Generally, the "seven-pay premium" is the level annual premium, which if paid for each of the first seven years, will fully pay for all future death and endowment benefits under a contract.

Example:  "Seven-pay premium" = $1,000
          Maximum premium to avoid "modified endowment" treatment =
              First year -- $1,000
              Through first two years -- $2,000
              Through first three years -- $3,000 etc.

Under this test, a policy may or may not be a modified endowment contract. The outcome depends on the amount of premiums paid during each of the policy's first seven contract years. Changes in benefits may require testing to determine if the policy is to be classified as a modified endowment contract. A modified endowment contract is treated differently for tax purposes then a conventional life insurance contract.

  Conventional Life Insurance Policies

     If a policy is not a modified endowment contract distributions are treated as follows. Upon a full surrender or maturity of a policy for its Cash Value, the excess if any, of the Cash Value minus the cost basis under a policy will be treated as ordinary income for federal income tax purposes. A policy's cost basis will usually equal the premiums paid less any premiums previously recovered through partial surrenders. Under Section 7702 of the Code, special rules apply to determine whether part or all the cash received through partial surrenders in the first 15 policy years is paid out of the income of the policy and therefore subject to income tax. Cash distributed to a policy owner on partial surrenders occurring more than 15 years after the policy date will be taxable as ordinary income to the policy owner to the extent that it exceeds the cost basis under a policy.

     We believe that loans received under policies that are not modified endowment contracts will be treated as indebtedness of the owner. Thus, no part of any loan under the policy will constitute income to the owner unless the policy is surrendered or upon maturity of the policy. Interest paid (or accrued by an accrual basis taxpayer) on a loan under a policy that is not a modified endowment contract may be deductible. Deductibility will be subject to several limitations, depending upon (1) the use to which the proceeds are put and (2) the tax rules applicable to the policy owner. If, for example, an individual for business or investment purposes uses the loan proceeds, all or part of the interest expense may be deductible. Generally, if an individual uses the policy loan for personal purposes, the interest expense is not deductible. The deductibility of loan interest (whether incurred under a policy loan or other indebtedness) also may be subject to other limitations.

     For example, the interest may be deductible to the extent that the interest is attributable to the first $50,000 of the Outstanding Debt where:

     - The interest is paid (or accrued by an accrual basis taxpayer) on a loan under a policy, and

     - The policy covers the life of an officer, employee, or person financially interested in the trade or business of the policy owners.

Other tax law provisions may limit the deduction of interest payable on loan proceeds that are used to purchase or carry certain life insurance policies.

  Modified Endowment Contracts

     Pre-death distributions from modified endowment contracts may result in taxable income. Upon full surrender or maturity of the policy, the policy owner would recognize ordinary income for federal income tax purposes. Ordinary income will equal the amount by which the Cash Value plus Outstanding Debt exceeds the investment in the policy. (The investment in the policy is usually the premiums paid plus certain pre-death distributions that were taxable less any premiums previously recovered that were excludable from gross income.) Upon partial surrenders and policy loans the policy owner would recognize ordinary income to the extent allocable to income (which includes all previously non-taxed gains) on the policy. The amount allocated to income is the amount by which the Account Value of the policy exceeds investment in the policy immediately before distribution. The tax law provides for aggregation of two or more policies classified as modified endowment contracts if:

          (1) The policies are purchased from any one insurance company (including the Company), and

          (2) The purchases take place during a calendar year.

The policies are aggregated for the purpose of determining the part of the pre-death distributions allocable to income on the policies and the part allocable to investment in the policies.

     Amounts received under a modified endowment contract that are included in gross income are subject to an additional tax. This additional tax is equal to 10% of the amount included in gross income, unless an exception applies. The 10% additional tax does not apply to any amount received:

          (1) When the taxpayer is at least 59 1/2 years old;

          (2) Which is attributable to the taxpayer becoming disabled; or

          (3) Which is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

     A contract may not be a modified endowment contract originally but may become one later. Treasury Department regulations, yet to be prescribed, cover pre-death distributions received in anticipation of the policy's failure to meet the seven-pay premium test. These distributions are to be treated as pre-death distributions from a modified endowment contract (and, therefore, are to be taxed as described above). This treatment is applied even though the policy was not yet a modified endowment contract. The Code defines a distribution in anticipation of failing the test as one made within two years of the policy being classified as a modified endowment contract.

     It is unclear whether interest paid (or accrued by an accrual basis taxpayer) on Outstanding Debt with respect to a modified endowment contract constitutes interest for federal income tax purposes. If it does constitute interest, its deductibility will be subject to the same limitations as conventional life insurance contracts (see "Conventional Life Insurance Policies," page 56.)

  Reasonableness Requirement for Charges

     The tax law also deals with allowable mortality costs and other expenses used in the calculations to determine whether a contract qualifies as life insurance for income tax purposes. For policies entered into on or after October 21, 1988, the calculations must be based upon, (1) reasonable mortality charges, and (2) other charges reasonably expected to be paid. The Treasury Department is expected to declare regulations governing reasonableness standards for mortality charges. We believe our mortality costs and other expenses used in these calculations meet the current requirements. It is possible that future regulations will contain standards that would require us to modify our mortality charges for these calculations. We reserve the right to make modifications to retain the policy's qualification as life insurance for federal income tax purposes.

  Pension and Profit Sharing Plans

     Policies purchased by a fund, which is part of a pension or profit sharing plan (under Sections 401(a) or 403 of the Code), will be treated differently from that described above. For participants in these plans, the current cost of insurance for the net amount at risk is treated as a "current fringe benefit." The current cost of insurance must be included annually in the plan participant's gross income. This cost (referred to as the "P.S. 58" cost) is reported to the participant annually. The excess of the death benefit over the policy Account Value will not be subject to federal income tax if:

          (1) The plan participant dies while covered by the plan, and

          (2) The policy proceeds are paid to the participant's beneficiary.

However, the policy Account Value will generally be taxable to the extent it exceeds the sum of (1) $5,000 plus (2) the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant has borrowed from his or her policy or was an owner-employee under the plan.

     There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax-qualified plan.

  Other Employee Benefit Programs

     Complex rules may apply when a policy is held by an employer or a trust, or acquired by an employee, to provide for employee benefits. These policy owners also must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law. The lack of insurable interest may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes. It may also affect the right of the beneficiary to death benefits. Employers and employer-created trusts may be subject to reporting, disclosure, and fiduciary obligations under the Employee Retirement Income Security Act of 1974 (ERISA). The policy owner's legal advisor should be consulted to address these issues.

  Other

     Federal estate and gift and state and local estate, inheritance, and other tax consequences of ownership or receipt of policy proceeds depend on the jurisdiction and the circumstances of each owner or beneficiary.

     For complete information on federal, state, local and other tax considerations, a qualified tax advisor should be consulted.

               THE COMPANY DOES NOT MAKE ANY GUARANTEE REGARDING
                          THE TAX STATUS OF ANY POLICY

CHARGE FOR COMPANY INCOME TAXES

     For federal income tax purposes, variable life insurance generally is treated in a manner consistent with fixed life insurance. The Company will review the question of a charge to the Variable Account for the Company's federal income taxes periodically. A charge may be made for any federal income taxes incurred by the Company that are attributable to the Variable Account. This might become necessary if:

          (1) The tax treatment of the Company is ultimately determined to be other than what the Company currently believes it to be,

          (2) There are changes made in the federal income tax treatment of variable life insurance at the insurance company level, or

          (3) There is a change in the Company's tax status.

     Under current laws, the Company may incur state and local taxes (in addition to premium taxes imposed by the states) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws or in the cost to the Company, the Company reserves the right to charge the Account for any such taxes attributable to the Account.

VOTING OF FUND SHARES

     Based on its view of present applicable law, the Company will exercise voting rights attributable to the shares of each portfolio of the Funds held in the subaccounts. We will exercise such rights at any regular and special meetings of the shareholders of the Funds on matters requiring shareholder voting under the Investment Company Act of 1940. Our will exercise of these voting rights will be based on instructions received from persons having the voting interest in corresponding subaccounts of MONY Variable Account L. We may elect to vote the shares of the Funds in our own right if:

          (1) The Investment Company Act of 1940 or any regulations thereunder is amended, or

          (2) The present interpretation of the Act should change, and

          (3) As a result we determine that it is permitted to vote the shares of the Funds in our own right.

     The person having the voting interest under a policy is the policy owner. Unless otherwise required by applicable law, a policy owner will have the right to instruct for the number of votes of any portfolio determined by dividing his or her Account Value in the subaccount that corresponds to the portfolio by $100. Fractional votes will be counted. The number policy owner votes will be determined as of the date set by the Company. However, such date will not be more than 90 days prior to the date established by the corresponding Fund for determining shareholders eligible to vote at that Fund's meeting. If required by the Securities and Exchange Commission, the Company reserves the right to determine the voting rights in a different fashion. Voting instructions may be cast in person or by proxy.

     If the Company does not receive voting instructions from the policy owner on time, the Company will vote his or her votes. The Company will vote in the same proportion as voting instructions received on time for all policies participating in that subaccount. The Company will also exercise the voting rights from assets in each subaccount, which are not otherwise attributable to policy owners. These votes will be exercised in the same proportion as the voting instructions that are received on time for all policies participating in that subaccount. Generally, the Company will vote any voting rights attributable to shares of portfolios of the Funds held in its General Account. These votes will be exercised in the same proportion as the aggregate votes cast with respect to shares of portfolios of the Funds held by MONY Variable Account L and other separate accounts of the Company.

DISREGARD OF VOTING INSTRUCTIONS

     The Company may disregard voting instructions when required by state insurance regulatory authorities, if, (1) the instructions require that voting rights be exercised so as to cause a change in the subclassification or investment objective of a Portfolio, or (2) to approve or disapprove an investment advisory contract. In addition, the Company itself may disregard voting instructions of changes initiated by policy owners in the investment policy or the investment adviser (or portfolio manager) of a portfolio. The

Company's disapproval of such change must be reasonable and must be based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the portfolio's objectives and purpose, and considering the effect the change would have on the Company. If Company does disregard voting instructions; a summary of that action and the reasons for such action will be included in the next report to policy owners.

REPORT TO POLICY OWNERS

     A statement will be sent at least annually to each policy owner setting forth:

          (1) A summary of the transactions which occurred since the last statement, and

          (2) Indicating the death benefit, Specified Amount, Account Value, Cash Value, and any Outstanding Debt.

In addition, the statement will indicate the allocation of Account Value among the Guaranteed Interest Account, the Loan Account and the subaccounts, and any other information required by law. Confirmations will be sent out upon premium payments, transfers, loans, loan repayments, withdrawals, and surrenders.

     Each policy owner will also receive an annual and a semiannual report containing financial statements for MONY Variable Account L and the Funds. The Funds' statement will include a list of the portfolio securities of the Funds, as required by the Investment Company Act of 1940, and/or such other reports as may be required by federal securities laws.

SUBSTITUTION OF INVESTMENTS AND RIGHT TO CHANGE OPERATIONS

     The Company reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the securities that are held by or may be purchased by MONY Variable Account L or any of its other separate accounts. The Company may substitute shares of another portfolio of the Funds or of a different fund for shares already purchased, or to be purchased in the future under the policies if:

          (1) Shares of any or all of the portfolios of the Funds should no longer be available for investment or,

          (2) In the judgment of the Company's management, further investment in shares of any or all portfolios of the Funds should become inappropriate in view of the purposes of the policies.

     Where required, the Company will not substitute any shares attributable to a policy owner's interest in MONY Variable Account L without notice, policy owner approval, or prior approval of the Securities and Exchange Commission. The Company will also follow the filing or other procedures established by applicable state insurance regulators. Applicable state insurance regulators include the Commissioner of Insurance of the State of Arizona.

     The Company also reserves the right to establish additional subaccounts of MONY Variable Account L. Each additional subaccount would invest in (1) a new portfolio of the Funds, or (2) in shares of another investment company, a portfolio thereof, or (3) another suitable investment vehicle, with a specified investment objective. New subaccounts may be established when, in the sole discretion of the Company, marketing needs or investment conditions warrant, and any new Subaccounts will be made available to existing Policy Owners on a basis to be determined by the Company. The Company may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax, or investment conditions so warrant.

     If a substitution or change is made, the Company may make changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If the Company considers it to be in the best interests of persons having voting rights under the policies, MONY Variable Account L may:

          (1) Be operated as a management investment company under the Investment Company Act of 1940 or any other form permitted by law,

          (2) Be deregistered under that Act if such registration is no longer required, or

          (3) Be combined with other separate accounts of the Company or an affiliate thereof.

Subject to compliance with applicable law, the Company also may combine one or more Subaccounts and may establish a committee, board, or other group to manage one or more aspects of the operation of MONY Variable Account L.

CHANGES TO COMPLY WITH LAW

     The Company reserves the right to make any change without consent of policy owners to the provisions of the policy to comply with, or give policy owners the benefit of, any Federal or State statute, rule, or regulation. Federal and State laws include but not limited to requirements for life insurance contracts under the Internal Revenue Code, and regulations of the United States Treasury Department or any state.

                            PERFORMANCE INFORMATION

     Performance information for the subaccounts of MONY Variable Account L may appear in advertisements, sales literature, or reports to policy owners or prospective purchasers. Performance information in advertisements or sales literature may be expressed in any fashion permitted under applicable law. This may include presentation of a change in a policy owner's Account Value attributable to the performance of one or more subaccounts, or as a change in a policy owner's death benefit. Performance quotations may be expressed as a change in a policy owner's Account Value over time or in terms of the average annual compounded rate of return on the policy owner's Account Value. Such performance is based upon a hypothetical policy in which premiums have been allocated to a particular Variable Account over certain periods of time that will include one, five and ten years, or from the commencement of operation of the Variable Account if less than one, five, or ten years. Any such quotation may reflect the deduction of all applicable charges to the policy including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The quotation may also reflect the deduction of the surrender charge, if applicable, by assuming surrender at the end of the particular period. However, other quotations may simultaneously be given that do not assume surrender and do not take into account deduction of the surrender charge.

     Performance information for MONY Variable Account L may be compared, in advertisements, sales literature, and reports to policy owners to:

          (1) Other variable life separate accounts or investment products tracked by research firms, ratings services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria, and

          (2) The Consumer Price Index (measure for inflation) to assess the real rate of return from the purchase of a policy.

Reports and promotional literature may also contain the Company's rating or a rating of the Company's claim paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

     Performance information for any subaccount of MONY Variable Account L reflects only the performance of a hypothetical policy whose Account Value is allocated to MONY Variable Account L during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolios of the Funds in which MONY Variable Account L invests. The market conditions during the given period of time, and should not be considered as a representation of what may be achieved in the future.

     We may also use non-standard performance in cases where we add new subaccounts which purchase shares of underlying funds in existence prior to the formation of such subaccounts. In such cases we will use the historical performance of the underlying fund with the current expenses of the applicable subaccount under the policy.

                        THE GUARANTEED INTEREST ACCOUNT

     You may allocate all or a portion of your net premiums and transfer Account Value to the Guaranteed Interest Account of the Company. Amounts allocated to the Guaranteed Interest Account become part of the "General Account" of the Company, which supports insurance and annuity obligations. The amounts allocated to the General Account of the Company are subject to the liabilities arising from the business the Company conducts. Descriptions of the Guaranteed Interest Account are included in this Prospectus for the convenience of the purchaser. The Guaranteed Interest Account and the General Account of the Company have not been registered under the Securities Act of 1933 and the Investment Company Act of 1940. Accordingly, neither the Guaranteed Interest Account nor any interest therein is generally subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Guaranteed Interest Account. Disclosures regarding the Guaranteed Interest Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus. For more details regarding the Guaranteed Interest Account, see the policy.

GENERAL DESCRIPTION

     Amounts allocated to the Guaranteed Interest Account become part of the General Account of Company which consists of all assets owned by the Company other than those in MONY Variable Account L and other separate accounts of the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of its General Account.

     You may elect to allocate net premiums to the Guaranteed Interest Account, MONY Variable Account L, or both. You may also transfer Account Value from the subaccounts of MONY Variable Account L to the Guaranteed Interest Account or from the Guaranteed Interest Account to the subaccounts. The Company guarantees that the Account Value in the Guaranteed Interest Account will be credited with a minimum interest rate of 0.010746% daily, compounded daily, for a minimum effective annual rate of 4.0%. Such interest will be paid regardless of the actual investment experience of the Guaranteed Interest Account. In addition, Company may in its sole discretion declare current interest in excess of the 4.0% annual rate, which will be guaranteed for approximately one year. The Company's investment strategy is to acquire securities which will allow annual interest credits to the Guaranteed Interest Account to vary in accordance with the London Interbank Offered Rate (LIBOR). Annual credits can be less than, equal to or greater than LIBOR. The Company reserves the right to change its interest strategy. (The portion of a policy owner's Account Value that has been used to secure Outstanding Debt will be credited with a guaranteed interest rate of 0.010746% daily, compounded daily, for a minimum effective annual rate of 4.0%.)

     The Company bears the full investment risk for the Account Value allocated to the Guaranteed Interest Account.

POLICY CHARGES

     Deductions from premium, monthly deductions from the Account Value, other than the mortality and expense risk fee, will be the same for policy owners who allocate net premiums or transfer Account Value to the Guaranteed Interest Account or allocate net premiums to the subaccounts. These charges include the sales and tax charges; the charges for the cost of insurance, administrative charge, issue charge, and the charge for the Term Insurance Rider. Fees for partial surrenders and, if applicable, transfer charges, will also be deducted from the Guaranteed Interest Account.

     You will not directly or indirectly pay charges applicable to the portfolios, including the operating expenses of the portfolios, and the investment advisory fee charged by the portfolio managers if your Account Value is allocated to the Guaranteed Interest Account. Likewise, the mortality and expense risk charge applicable to the Account Value allocated to the subaccounts is not deducted from Account Value allocated to the Guaranteed Interest Account. Any amounts that the Company pays for income taxes allocable to the subaccounts will not be charged against the Guaranteed Interest Account. However, it is important to remember that you will not participate in the investment experience of the subaccounts to the extent that Account Values are allocated to the Guaranteed Interest Account.

TRANSFERS

     Amounts may be transferred after the Right to Return Policy Period from the subaccounts to the Guaranteed Interest Account and from the Guaranteed Interest Account to the subaccounts, subject to the following limitations.

     - Transfers to the Guaranteed Interest Account may be made at any time and in any amount, subject to the $250,000 limit referenced above (this limit is waived if the policy owner elects the Right to Exchange the Policy).

     - Transfers from the Guaranteed Interest Account to the subaccounts are limited to one in any policy year.

     - Transfers from the Guaranteed Interest Account are limited to the greater of $5,000 and 25% of the Account Value allocated to the Guaranteed Interest Account on the date of the transfer.

     - Transfers from the Guaranteed Interest Account may only be made during the time period which begins on the policy anniversary and which ends 30 days after the policy anniversary.

If the transfer request is received on the policy anniversary, it will be processed as of the policy anniversary. If the transfer request is received within 30 days after the policy anniversary, the transfer will be effective as of the close of business on the day received if it is a Valuation Date. If it is not a Valuation Date, then at the close of business on the next day which is a Valuation Date. Any request received within 10 days before the policy anniversary will be considered received on the policy anniversary. Any transfer requests received at other times will not be honored, and will be returned to the policy owner.

     Currently there is no charge on transfers of Account Value between subaccounts or between the Guaranteed Interest Account and the subaccounts. The Company reserves the right to charge up to a maximum of $25 for transfers. In addition, we reserve the right to impose other limitations on the number of transfers, the amount of transfers, and the amount remaining in the Guaranteed Interest Account or subaccounts after a transfer.

SURRENDERS AND POLICY LOANS

     You may also make full surrenders and partial surrenders from the Guaranteed Interest Account to the same extent as if you had invested in the subaccounts. See "Full Surrender," page 46 and "Partial Surrender", page 47. Transfers and surrenders payable from the Guaranteed Interest Account, and the payment of policy loans allocated to the Guaranteed Interest Account, may be delayed for up to six months. However, with respect to policies issued for delivery to residents of the Commonwealth of Pennsylvania, the Company will not delay payment of surrenders or loans, the proceeds of which will be used to pay premiums on the policy.

                             MORE ABOUT THE POLICY

OWNERSHIP

     The policy owner is the individual named as such in the application or in any later change shown in the Company's records. While the insured is living, the policy owner alone has the right to receive all benefits and exercise all rights that the policy grants or the Company allows.

  Joint Owners

     If more than one person is named as policy owner, they are joint owners. Any policy transaction requires the signature of all persons named jointly. Unless otherwise provided, if a joint owner dies, ownership passes to the surviving joint owner(s). When the last joint owner dies, ownership passes through that person's estate, unless otherwise provided.

BENEFICIARY

     The beneficiary is the individual named as such in the application or any later change shown in the Company's records. The policy owner may change the beneficiary at any time during the life of the insured by written request on forms provided by the Company. The Company must receive the request at its administrative office. The change will be effective as of the date this form is signed. Contingent and/or concurrent beneficiaries may be designated. The policy owner may designate a permanent beneficiary, whose rights under the policy cannot be changed without his or her consent. Unless otherwise provided, if no designated beneficiary is living upon the death of the insured, the policy owner or the policy owner's estate is the beneficiary.

     The Company will pay the death benefit proceeds to the beneficiary. Unless otherwise provided, the beneficiary must be living at the time of the insured's death to receive the proceeds.

  The Policy

     This Policy is a contract between the policy owner and the Company. The entire contract consists of the policy, a copy of the initial application, all subsequent applications to change the policy, any endorsements, all riders, and all additional policy information sections (specification pages) added to the policy.

NOTIFICATION AND CLAIMS PROCEDURES

     Any election, designation, change, assignment, or request made by you must be in writing on a form acceptable to the Company. The Company is not liable for any action taken before such written notice is received and recorded. The Company may require that the policy be returned for any policy change or upon its surrender.

     If an insured dies while the policy is in effect, notice should be given to the Company as soon as possible. Claim procedure instructions will be sent immediately. As due proof of death, the Company may require proof of age and a certified copy of a death certificate. The Company may also require the beneficiary and the insured's next of kin to sign authorizations as part of this process. These authorization forms allow the Company to obtain information about the insured, including but not limited to medical records of physicians and hospitals used by the insured.

PAYMENTS

     Within seven days after the Company receives all the information needed for processing a payment, the Company will:

          (1) Pay death benefit proceeds,

          (2) Pay the Cash Value on surrender, partial surrenders and loan proceeds based on allocations made to the subaccounts, and

          (3) Effect a transfer between subaccounts or from the Variable Account to the Guaranteed Interest Account.

     However, payment of any partial surrender or loan payment involving a determination of account value in the GIA (except when used to pay premiums) may be postponed for up to 6 months from the date we receive the request for surrender or loan. The Company can also postpone the calculation or payment of such a payment or transfer of amounts based on investment performance of the subaccounts if:

     - The New York Stock Exchange is closed on other than customary weekend and holiday closing or trading on the New York Stock Exchange is restricted as determined by the SEC; or

     - An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Account's net assets.

     Interest will be paid on death proceeds from the date of the insured's death to the date of payment. We will determine the interest rate for each year, and this rate will not be less than the annual rate paid under Settlement Option 1.

PAYMENT PLAN/SETTLEMENT PROVISIONS

     Maturity or surrender benefits may be used to purchase a payment plan providing monthly income for the lifetime of the Insured. Death benefit proceeds may be used to purchase a payment plan providing monthly income for the lifetime of the beneficiary. The monthly payments consisting of proceeds plus interest will be paid in equal installments for at least ten years. The purchase rates for the payment plan are guaranteed not to exceed those shown in the policy, but current rates that are lower (i.e., providing greater income) may be established by the Company from time to time. This benefit is not available if the income would be less than $25 a month. Maturity or surrender benefits or death benefit proceeds may be used to purchase any other payment plan that the Company makes available at that time.

PAYMENT IN CASE OF SUICIDE

     If the insured dies by suicide, (1) while sane or insane, (2) within two years from the policy date or reinstatement date, the Company will limit the death benefit proceeds to the premium payments less any partial surrender amounts (and their fees) and any Outstanding Debt. If an insured dies by suicide, (1) while sane or insane, (2) within two years of the effective date of any increase in the Specified Amount, the Company will refund the cost of insurance charges made with respect to such increase.

ASSIGNMENT

     You may assign your policy as collateral security for a loan or other obligation. No assignment will bind the Company unless the original, or a copy, is received at the Company's administrative office. The assignment will be effective only when recorded by the Company. An assignment does not change the ownership of the policy. However, after an assignment, the rights of any policy owner or beneficiary will be subject to the assignment. The entire policy, including any attached payment option or rider, will be subject to the assignment. The Company will rely solely on the assignee's statement as to the amount of the assignee's interest. The Company will not be responsible for the validity of any assignment. Unless otherwise provided, the assignee may exercise all rights this policy grants except (a) the right to change the policy owner or beneficiary, and (b) the right to elect a payment option. Assignment of a policy that is a modified endowment contract may generate taxable income. (See "Federal Income Tax Considerations", page 55.)

ERRORS ON THE APPLICATION

     If the age or gender of the insured has been misstated, the death benefit under this policy will be the greater of:

          (1) What would be purchased by the most recent cost of insurance charge at the correct age and gender, or

          (2) The death benefit derived by multiplying the Account Value by the death benefit percentage for the correct age and gender.

If unisex cost of insurance rates apply, no adjustment will be made for a misstatement of gender. See "Deductions from Account Value-Cost of Insurance," page 52.

INCONTESTABILITY

     The Company may contest the validity of this policy if any material misstatements are made in the application. However, the policy will be incontestable as follows:

          (1) The initial Specified Amount cannot be contested after the policy has been in force during the insured's lifetime for two years from the policy date; and

          (2) An increase in the Specified Amount or any reinstatement cannot be contested after the increase or the reinstated policy has been in force during an Insured's lifetime for two years from its effective date.

POLICY ILLUSTRATIONS

     Upon request, the Company will send you an illustration of future benefits under the policy based on both guaranteed and current cost assumptions.

DISTRIBUTION OF THE POLICY

     MONY Securities Corporation ("MSC"), a wholly owned subsidiary of MONY Life Insurance Company, is principal underwriter (distributor) of the policies. MSC is a New York corporation organized on September 26, 1969. MSC is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The policies are sold by individuals who are registered representatives of MSC and who are also licensed as life insurance agents for the Company. The policies may also be sold through other broker/dealers authorized by MSC and applicable law to do so.

     Except where MSC has authorized other broker/dealers to sell the policies (as described in the preceding paragraph), compensation payable for the sale of the policies will be based upon the following schedule. After issue of the Contract, commissions will equal at most:

     - 15% of Target Premiums paid in policy years 1 and 2,

     - 12% of Target Premiums paid in policy years 3 through 5, and

     - 10% of Target Premiums paid in policy years 6 through 10.

In addition, for as long as the policy is in effect, we may pay a commission up to .20% of the Account Value allocated to the subaccounts. Upon any subsequent unscheduled increase in Specified Amount, the same commission rates will apply to the premium amounts allocated to the new coverage segment. Further, registered representatives may be eligible to receive certain bonuses and other benefits based on the amount of earned commissions.

     Commissions may be required to be repaid to us if sales charges are refunded upon a full surrender or partial surrender of the policy or upon exercise of the exchange privileges during the first 24 months after the policy date.

     In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by Company, to receive noncash compensation such as expense-paid trips, expense-paid educational seminars and merchandise. Company makes no separate deductions, other than previously described, from premiums to pay sales commissions or sales expenses.

POLICY OWNER SERVICES

     The Company currently offers policy owners two services: Dollar Cost Averaging and Automatic Rebalancing. These services may be terminated at any time; owners of Policies in force at the time of termination utilizing these services will receive 30 days prior notice. There currently are no charges for these services and any transfers as a result of the operation of these services are not counted toward the limit of 12 transfers per Policy Year without a transfer charge. If the Company elects to impose a charge for these services, owners of policies in force at that time utilizing these services will receive 30 days prior notice. These services involve the sale of units in one or more subaccounts and the purchase of units in one or more other Subaccounts. This may result in a loss of Account Value.

 Dollar Cost Averaging

     Dollar Cost Averaging is available to owners of policies with Account Value allocated to the Money Market Subaccount. The main objective of Dollar Cost Averaging is to protect the Account Value from short-term price fluctuations. Under Dollar Cost Averaging the same dollar amount is transferred to other Subaccounts each period. Therefore, more units are purchased in a Subaccount if the value per unit that period is low, and fewer units are purchased if the value per unit that period is high. This plan of investing keeps the Policy Owner from investing too much when the price of shares is high and too little when the price of shares is low. There is no guarantee that this service will generate a profit or avoid a loss.

     Dollar Cost Averaging may be elected by completing and returning the form provided by us to Customer Service Center. Once the election is made, a designated dollar amount of Account Value will be transferred automatically from the Money Market Subaccount to one or more other Subaccounts of the Variable Account each period. Dollar Cost Averaging allocations may be made either monthly or quarterly. (Dollar Cost Averaging transfers may not be made to the Guaranteed Interest Account.) Dollar Cost Averaging may be terminated at a designated date or when the Money Market Subaccount reaches a pre-defined minimum balance.

     Each transfer under Dollar Cost Averaging must be at least $250. Each automatic monthly transfer will take place on the 10th day of each calendar month; automatic quarterly transfers take place on the 10th day of the last month of each calendar quarter. If Dollar Cost Averaging is elected at the time of application, transfers will begin in the appropriate calendar month following completion of the Right to Return Policy Period. If elected after issuance of the Policy, transfers will begin in the appropriate calendar month which is at least 30 days following our receipt of the request for Dollar Cost Averaging. If, at the time of any transfer, the amount in the Money Market Subaccount is equal to or less than the amount elected to be transferred, the entire remaining balance will be transferred and Dollar Cost Averaging will end. The amount to be transferred or the Subaccounts to which transfers are to be made may be changed once each Policy year. Dollar Cost Averaging may be canceled at any time by sending notice to our Customer Service Center which is received at the Center at least 10 days before the next transfer date.

     If both Dollar Cost Averaging and Automatic Rebalancing are elected, Dollar Cost Averaging will take place first. Automatic Rebalancing will begin only after a monthly or quarterly Dollar Cost Averaging transfer has been completed.

 Automatic Rebalancing

     Automatic Rebalancing provides a method for maintaining a balanced approach to allocating Account Values among Subaccounts and simplifies the process of asset allocation over time.

     Automatic Rebalancing may be elected when application for a Policy is made or at any subsequent time by completing and returning to the Company at the Customer Service Center the form provided by the Company. Automatic Rebalancing matches Subaccount Account Value allocations over time to the most recently filed allocation percentages for new premiums allocated to the Subaccounts. As of the 10th day of the last month of each calendar quarter, the Company will automatically re-allocate the amounts in each of the Subaccounts into which premiums are allocated to match the premium allocation percentages. This will rebalance Subaccount Account Values that may be out of line with the allocation percentages indicated, which may result, for example, from Subaccounts which underperform other Subaccounts in certain quarters. Allocations to the Guaranteed Interest Account will not be rebalanced.

     If Automatic Rebalancing is elected with the application, the first transfer will occur on the 10th day of the last month of the calendar quarter which begins after the end of the Right to Return Policy Period. If elected after Policy issue, transfers will begin as of the 10th day of the last month of the calendar quarter which follows the Company's receipt of notification at the Customer Service Center.

     The Automatic Rebalancing feature percentages may be adjusted by changing the Policy's premium allocation percentages. If the Automatic Rebalancing feature is active on a Policy and a premium allocation which does not meet the Company's requirement is received, the Company will notify the Policy Owner that the allocation must be changed; any such request will not be processed unless a request for discontinuance of Automatic Rebalancing is received.

     Automatic Rebalancing may be terminated at any time, so long as notice of the termination is received at the Customer Service Center at least 10 days prior to the next scheduled transfer.

     If both Dollar Cost Averaging and Automatic Rebalancing are elected, Dollar Cost Averaging will take place first. Automatic Rebalancing will begin only after Dollar Cost Averaging has ended.

                             MORE ABOUT THE COMPANY

MANAGEMENT

     The directors and officers of the Company are listed below. The business address for all directors and officers of MONY Life Insurance Company is 1740 Broadway, New York, New York 10019.

Current Officers and Directors of the Company are:

NAME                                                  POSITION AND OFFICES WITH DEPOSITOR
----                                                  -----------------------------------
Tom H. Barrett............................  Director since 1990. Partner in American Industrial
                                            Partners, a private investment partnership since 1992.
                                            Serves on the board of directors of Air Products and
                                            Chemicals, Inc., A.O. Smith Corporation and Newell
                                            Rubbermaid, Incorporated.
David L. Call.............................  Director since 1993. Dean Emeritus, Cornell University,
                                            College of Agriculture and Life Sciences since 1995.
                                            Serves as small business consultant and is a director of
                                            Seneca Foods Corporation.
G. Robert Durham..........................  Director since 1988. Retired from Walter Industries,
                                            Inc., a home building and financing, natural resources
                                            and industrial manufacturing company in 1996 after
                                            serving as Chairman of the Board and Chief Executive
                                            Officer since 1991. Serves on the board of directors of
                                            The FINOVA Group, Inc., Amphenol Corporation and Earle
                                            M. Jorgensen Co.

NAME                                                  POSITION AND OFFICES WITH DEPOSITOR
----                                                  -----------------------------------
James B. Farley...........................  Director since 1988. Retired from MONY Life Insurance
                                            Company in 1994 after serving as Chairman of the Board
                                            from 1993 and Chairman of the Board and Chief Executive
                                            Officer since 1991. Serves on the board of directors of
                                            Ashland, Inc. and Harrah's Entertainment, Inc. and is a
                                            Trustee of the Forster Trust.
Robert Holland, Jr. ......................  Director since 1990. Owner and Chief Executive Officer of WorkPlace Integrators, an office furniture dealership
                                            in Southeast Michigan, since 1996. Chief Executive
                                            Officer of Ben & Jerry's Homemade, Inc., an ice cream
                                            company from February 1995 to October 1996. Serves on
                                            the board of directors of AC Nielsen Corporation, Henry
                                            Ford Health System, Tricon Global Restaurants, Inc.,
                                            Trumark Inc. and Lexmark International, and is on the
                                            Advisory Board of Boardroom Consultants.
James L. Johnson..........................  Director since 1986. Chairman Emeritus of GTE
                                            Corporation, a telecommunications company, having served
                                            as Chairman and Chief Executive Officer from 1988 to
                                            1992. Serves on the board of directors of CellStar
                                            Corporation, The FINOVA Group, Inc., Harte-Hanks
                                            Communications, Inc., Valero Energy Corp. and Walter
                                            Industries, Inc.
Frederick W. Kanner.......................  Director since March 2000. Partner of Dewey Ballantine
                                            LLP since 1976, and an Associate of said firm prior to
                                            that time. Serves on the Board of Trustees of the
                                            Lawyers' Alliance for New York and the Lawyers'
                                            Committee for Civil Rights under Law.
Robert R. Kiley...........................  Director since 1995. President and Chief Executive
                                            Officer of the New York City Partnership and Chamber of
                                            Commerce, Inc. since 1995. Principal of Kohlberg & Co.
                                            since 1994. Serves on the board of directors of the New
                                            York City Partnership and Chamber of Commerce, Inc.
John R. Meyer.............................  Director since 1972. Professor Emeritus, Harvard
                                            University since 1997. Professor at Harvard University
                                            from 1973 to 1997. Serves on the board of directors of
                                            AC Nielsen Corporation.
Jane C. Pfeiffer..........................  Director since 1988. Ms. Pfeiffer is an independent management consultant. Serves on the board of directors
                                            of Ashland, Inc., International Paper Company and J.C.
                                            Penney Company, Inc. and is trustee of the University of
                                            Notre Dame and a member of The Council on Foreign
                                            Relations.
Thomas C. Theobald........................  Director since 1990. Managing director, William Blair
                                            Capital Partners, L.L.C., an investment firm since 1994.
                                            Serves on the board of directors of Anixter
                                            International, Inc., Xerox Corp., Jones Lang LaSalle,
                                            Inc., LaSalle US Realty Income and Growth Fund, Stein
                                            Roe Funds, AuditForce, Inc. and MacArthur Foundation.


All of the officers have held their respective positions listed below for five or more years, except as noted.

NAME                                                        POSITION AND OFFICES WITH DEPOSITOR
----                                                        -----------------------------------
Current Officer-Directors of the Company are:
Michael I. Roth.......................................    Director, Chairman and Chief Executive
                                                          Officer
Samuel J. Foti........................................    Director, President and Chief Operating
                                                          Officer
Kenneth M. Levine.....................................    Director, Executive Vice President and
                                                          Chief Investment Officer

NAME                                                               OFFICE WITH DEPOSITOR
----                                                               ---------------------
Other Officers of the Company are:
Lee M. Smith..........................................    Corporate Secretary and Vice President,
                                                          Government Relations
Richard E. Connors....................................    Senior Vice President
Richard Daddario......................................    Executive Vice President and Chief
                                                          Financial Officer
Phillip A. Eisenberg..................................    Senior Vice President and Chief Actuary
Stephen J. Hall.......................................    Senior Vice President
Bart Schwartz.........................................    Senior Vice President and General
                                                          Counsel (since June 2000)
David V. Weigel.......................................    Treasurer

     No officer or director listed above receives any compensation from MONY Variable Account L. The Company or any of its affiliates has paid no separately allocable compensation to any person listed for services rendered to the Account.

     Mr. Roth is Chairman of the Board and Chief Executive Officer (since August
1998) and Director (since September 1997) of The MONY Group Inc. Chairman of the Board and Chief Executive Officer (since July 1991) and Director (since June
1991) of MONY Life Insurance Company of America. Director of MONY subsidiaries:
1740 Advisers, Inc. (since December 1992), MONY Benefits Management Corp. (since March 1999). Serves on the board of directors of the American Council of Life Insurance, The Life Insurance Council of New York, Enterprise Foundation (a charitable foundation which develops housing not affiliated with the Enterprise Group of Funds), Metropolitan Development Association of Syracuse and Central New York, Enterprise Group of Funds, Inc., Enterprise Accumulation Trust, Pitney Bowes, Inc., Lincoln Center for the Performing Arts Leadership Committee, Life Office Management Association, New York City Partnership and Chamber of Commerce, and Committee for Economic Development. Also serves as Chairman of the Board of Insurance Marketplace Standards Association.

     Mr. Foti is President and Chief Operating Officer (since August 1998) and Director (since September 1997) of The MONY Group Inc. President and Chief Operating Officer of MONY Life Insurance Company of America (since February
1994) and Director (since September 1989). Director of MONY subsidiaries: MONY Brokerage, Inc. (since January 1990), MONY International Holdings, Inc. (since October 1994), MONY Life Insurance Company of the Americas, Ltd. (since December
1994). Serves on the board of directors of Enterprise Group of Funds, Inc., Enterprise Accumulation Trust and The American College of which he is Chairman.

     Mr. Levine is Executive Vice President and Chief Investment Officer (since August 1998) and Director (since September 1997) of The MONY Group Inc. Chairman of the Board (since December 1991) and President (since June 1992) of MONY Series Fund, Inc. Director of MONY subsidiaries: MONY Life Insurance Company of America (since July 1991), 1740 Advisers, Inc. (since December 1989), MONY Benefits Management Corp. (since October 1991), MONY Realty Partners, Inc. (since October 1991) and 1740 Ventures, Inc. (since October 1991).

     Mr. Daddario is Executive Vice President and Chief Financial Officer (since August 1998) of The MONY Group Inc. Vice President and Controller of MONY Life Insurance Company of America (since September 1989). Director of MONY subsidiaries: MONY International Holdings, Inc. (since 1998), MONY Brokerage, Inc. (since June 1997) and MONY Life Insurance Company of the Americas, Ltd. (since December 1997).


     Mr. Eisenberg is Vice President and Actuary (since November 1992) and Director of MONY Life Insurance Company of America (since June 1997). Director of MONY subsidiary: MONY Benefits Management Corp. (since March 1999).

     Mr. Smith is Vice President and Secretary (since September 1999) of The MONY Group Inc. Vice President -- Government Relations and Industry Affairs.

     Mr. Connors is Director of MONY Life Insurance Company of America (since June 1994). Director of MONY subsidiary: MONY Brokerage, Inc. (since May 1994).

     Mr. Hall is Director of MONY Life Insurance Company of America (since June
1991). Director of MONY subsidiary: MONY Brokerage, Inc. (since October 1991).

     Mr. Schwartz is Senior Vice President and General Counsel of the Company (since June 2000). Previously, he was Senior Vice President, General Counsel and Secretary of Willis Corroon Corporation (Insurance Brokers) from June 1994 until June 2000.

     Mr. Weigel is Vice President-Treasurer of The MONY Group Inc. (since August
1998). Treasurer of MONY Life Insurance Company of America (since July 1991).

STATE REGULATION


     The Company is subject to the laws of the state of New York governing insurance companies and to regulation by the Superintendent of Insurance of New York. In addition, it is subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed or may become licensed to operate. An annual statement in a prescribed form must be filed with the Superintendent of Insurance of New York and with regulatory authorities of other states on or before March 1st in each year. This statement covers the operations of the Company for the preceding year and its financial condition as of December 31st of that year. The Company's affairs are subject to review and examination at any time by the Superintendent of Insurance or his agents, and subject to full examination of Company's operations at periodic intervals.


RECORDS AND ACCOUNTS

     Andesa, TPA, Inc., Suite 502, 1605 N. Cedar Crest Boulevard, Allentown, Pennsylvania, 18104, will act as transfer agent on behalf of the Company as it relates to the policies described in this Prospectus. In the role of transfer agent, Andesa will perform administrative functions, such as decreases, increases, surrenders, and partial surrenders, fund allocation changes and transfers on behalf of the Company.

     All records and accounts relating to the Separate Account and the Funds will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by Andesa on behalf of the Company.

LEGAL PROCEEDINGS

     There are no legal proceedings pending to which MONY Variable Account L is a party, or which would materially affect MONY Variable Account L.

LEGAL MATTERS

     Legal matters have been passed on by the Vice President and Chief Counsel -- Operations of MONY Life Insurance Company in connection with:

     (1) The issue and sale of the policies described in this prospectus,

     (2) The organization of the Company,

     (3) The Company's authority to issue the policies under New York law, and

     (4) The validity of the forms of the policies under New York law.


     Frederick C. Tedeschi, Vice President and Chief Counsel -- Operations of MONY Life Insurance Company has passed upon legal matters relating to the federal securities laws and Robert Levy, Vice President -- Chief Tax Counsel of MONY Life Insurance Company has passed upon legal matters relating to federal income tax laws.

REGISTRATION STATEMENT

     A Registration Statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the Registration Statement, as portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office located at 450 5th Street, NW, Washington, D.C., 20549, (202) 942-4300 upon payment of the SEC's prescribed fees.

INDEPENDENT ACCOUNTANTS

     The audited financial statements for the Company included in this Prospectus and in the Registration Statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their reports herein. The audited financial statements for the Company are included in reliance upon the report of PricewaterhouseCoopers LLP, given on the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers LLP's office is located at 1177 Avenue of the Americas, New York, New York, 10036.

FINANCIAL STATEMENTS


     The audited financial statements of the Company are set forth herein.


     The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies.

             FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
With respect to MONY Variable Account L:
No financial statements for MONY Variable Account L are
  included because although the MONY Variable Account L
  commenced operations in 1990, the subaccounts available to policyholders had not commenced operations as of June 30,
  2000.
With respect to MONY Life Insurance Company:
  Unaudited interim condensed consolidated balance sheets as
     of June 30, 2000 and December 31, 1999.................   F-2
  Unaudited interim condensed consolidated statements of
     income and comprehensive income for the three-month
     periods ended June 30, 2000 and 1999...................   F-3
  Unaudited interim condensed consolidated statements of
     income and comprehensive income for the six-month
     periods ended June 30, 2000 and 1999...................   F-4
  Unaudited interim condensed consolidated statement of
     changes in shareholder's equity for the six-month
     period ended June 30, 2000.............................   F-5
  Unaudited interim condensed consolidated statements of
     cash flows for the six-month periods ended June 30,
     2000 and 1999..........................................   F-6
  Notes to unaudited interim condensed financial
     statements.............................................   F-7
  Report of Independent Accountants.........................  F-22
  Consolidated balance sheets as of December 31, 1999 and
     1998...................................................  F-23
  Consolidated statements of income and comprehensive income for the years ended December 31, 1999, 1998 and 1997...  F-24
  Consolidated statements of changes in shareholder's equity for the years ended December 31, 1999, 1998 and 1997...  F-25
  Consolidated statements of cash flows for the years ended
     December 31, 1999, 1998 and 1997.......................  F-26
  Notes to financial statements.............................  F-28

                THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

            UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
                   AS OF JUNE 30, 2000 AND DECEMBER 31, 1999

                                                              JUNE 30,    DECEMBER 31,
                                                                2000          1999
                                                              ---------   ------------
                                                                  ($ IN MILLIONS)
ASSETS
Investments:
  Fixed maturity securities available for sale, at fair
     value..................................................  $ 2,951.9    $ 3,066.7
  Equity securities available for sale, at fair value.......      532.5        519.8
  Mortgage loans on real estate.............................    1,334.0      1,270.4
  Policy loans..............................................       75.6         69.1
  Real estate to be disposed of.............................      306.5        300.9
  Real estate held for investment...........................       46.5         46.2
  Other invested assets.....................................       66.7         37.9
                                                              ---------    ---------
                                                              $ 5,313.7    $ 5,311.0
                                                              =========    =========
Cash and cash equivalents...................................       85.6        232.6
Accrued investment income...................................       79.5         74.6
Amounts due from reinsurers.................................      492.6        488.0
Deferred policy acquisition costs...........................      614.3        558.3
Other assets................................................      522.9        365.4
Assets transferred in Group Pension Transaction (Note 4)....    4,972.2      5,109.8
Separate account assets.....................................    6,176.6      6,398.3
Closed Block assets (Note 6)................................    6,157.3      6,182.1
                                                              ---------    ---------
     Total assets...........................................  $24,414.7    $24,720.1
                                                              =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Future policy benefits......................................  $   974.7    $   954.3
Policyholders' account balances.............................    1,914.9      1,942.9
Other policyholders' liabilities............................      110.4        120.4
Amounts due to reinsurers...................................       86.0         83.8
Accounts payable and other liabilities......................      550.6        581.1
Short-term debt.............................................       52.8         53.4
Long-term debt..............................................      229.9        245.4
Current federal income taxes payable........................      162.7        147.4
Liabilities transferred in Group Pension Transaction (Note
  4)........................................................    4,984.4      5,099.1
Separate account liabilities................................    6,174.2      6,396.2
Closed Block liabilities (Note 6)...........................    7,267.3      7,303.3
                                                              ---------    ---------
     Total liabilities......................................  $22,507.9    $22,927.3
                                                              =========    =========
Commitments and contingencies (Note 5)
Common stock, $1.0 par value; 2.5 million shares authorized
  and outstanding...........................................  $     2.5    $     2.5
Capital in excess of par....................................    1,628.6      1,563.6
Retained earnings...........................................      330.9        256.1
Accumulated other comprehensive (loss)......................      (55.2)       (29.4)
                                                              ---------    ---------
     Total shareholders' equity.............................    1,906.8      1,792.8
                                                              ---------    ---------
     Total liabilities and shareholders' equity.............  $24,414.7    $24,720.1
                                                              =========    =========

  See accompanying notes to unaudited interim condensed consolidated financial statements.

                THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

         UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                            AND COMPREHENSIVE INCOME
            FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2000 AND 1999

                                                                2000         1999
                                                              ---------    ---------
                                                              ($ IN MILLIONS, EXCEPT
                                                                SHARE DATA AND PER
                                                                  SHARE AMOUNTS)
REVENUES:
Premiums....................................................   $ 28.6       $ 20.9
Universal life and investment-type product policy fees......     55.9         52.5
Net investment income.......................................    129.2        102.6
Net realized (losses)/gains on investments..................     (4.5)        41.7
Group Pension Profits (Note 4)..............................      8.1         12.0
Other income................................................     61.8         49.7
Contribution from the Closed Block (Note 6).................     10.8         11.4
                                                               ------       ------
                                                                289.9        290.8
                                                               ------       ------
BENEFITS AND EXPENSES:
Benefits to policyholders...................................     41.8         33.5
Interest credited to policyholders' account balances........     23.7         26.4
Amortization of deferred policy acquisition costs...........     22.9         15.4
Dividends to policyholders..................................      0.6          0.7
Other operating costs and expenses..........................    128.8        122.7
                                                               ------       ------
                                                                217.8        198.7
                                                               ------       ------
Income before income taxes..................................     72.1         92.1
Income tax expense..........................................     23.4         30.8
                                                               ------       ------
Net income..................................................     48.7         61.3
                                                               ------       ------
Other comprehensive loss, net...............................    (10.9)       (57.1)
                                                               ------       ------
Comprehensive income........................................   $ 37.8       $  4.2
                                                               ======       ======

  See accompanying notes to unaudited interim condensed consolidated financial statements.

                THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

         UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                            AND COMPREHENSIVE INCOME
             FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2000 AND 1999

                                                                2000          1999
                                                              ---------    ----------
                                                              ($ IN MILLIONS, EXCEPT
                                                                SHARE DATA AND PER
                                                                  SHARE AMOUNTS)
REVENUES:
Premiums....................................................   $ 57.9       $  44.2
Universal life and investment-type product policy fees......    105.8          97.9
Net investment income.......................................    383.3         196.8
Net realized gains on investments...........................     16.6          70.6
Group Pension Profits (Note 4)..............................     18.2          26.3
Other income................................................    120.6          91.7
Contribution from the Closed Block (Note 6).................     21.4          21.9
                                                               ------       -------
                                                                723.8         549.4
                                                               ------       -------
BENEFITS AND EXPENSES:
Benefits to policyholders...................................     80.9          73.4
Interest credited to policyholders' account balances........     49.9          54.3
Amortization of deferred policy acquisition costs...........     42.8          32.2
Dividends to policyholders..................................      1.2           0.7
Other operating costs and expenses..........................    264.8         226.5
                                                               ------       -------
                                                                439.6         387.1
                                                               ------       -------
Income before income taxes and extraordinary item...........    284.2         162.3
Income tax expense..........................................     97.7          55.4
                                                               ------       -------
Income before extraordinary item............................    186.5         106.9
                                                               ------       -------
Extraordinary loss, net of tax..............................     36.7            --
                                                               ------       -------
Net income..................................................    149.8         106.9
                                                               ------       -------
Other comprehensive loss, net...............................    (25.8)       (112.2)
                                                               ------       -------
Comprehensive income/(loss).................................   $124.0       $  (5.3)
                                                               ======       =======

  See accompanying notes to unaudited interim condensed consolidated financial statements.

                THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

               UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT
                       OF CHANGES IN SHAREHOLDERS' EQUITY
                      SIX-MONTH PERIOD ENDED JUNE 30, 2000

                                                                            ACCUMULATED
                                                     CAPITAL                   OTHER           TOTAL
                                           COMMON   IN EXCESS   RETAINED   COMPREHENSIVE   SHAREHOLDERS'
                                           STOCK     OF PAR     EARNINGS      INCOME          EQUITY
                                           ------   ---------   --------   -------------   -------------
                                                                  ($ IN MILLIONS)
BALANCE, DECEMBER 31, 1999...............   $2.5    $1,563.6     $256.1       $(29.4)        $1,792.8
Capital Contribution.....................               65.0                                     65.0
Dividends Payable........................                         (75.0)                        (75.0)
Comprehensive income/(loss)..............
     Net income..........................                         149.8                         149.8
     Other comprehensive loss(1).........                                      (25.8)           (25.8)
                                                                                             --------
Comprehensive income.....................                                                       114.0
                                            ----    --------     ------       ------         --------
BALANCE, JUNE 30, 2000...................   $2.5    $1,628.6     $330.9       $(55.2)        $1,906.8
                                            ====    ========     ======       ======         ========

---------------
(1) Represents unrealized losses on investments, net of unrealized gains, reclassification adjustments, and taxes.

  See accompanying notes to unaudited interim condensed consolidated financial statements.

                THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

       UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 SIX-MONTH PERIODS ENDED JUNE 30, 2000 AND 1999

                                                                2000       1999
                                                              ---------   -------
                                                                ($ IN MILLIONS)
NET CASH (USED IN)/PROVIDED BY OPERATING ACTIVITIES.........  $   (62.4)  $  74.5
CASH FLOWS FROM INVESTING ACTIVITIES:
Sales, maturities or repayment of:
  Fixed maturities securities...............................      321.7     344.7
  Equity securities.........................................      243.8     126.9
  Mortgage loans on real estate.............................       68.5      74.9
  Real estate...............................................        5.0     169.4
  Other invested assets.....................................        1.6       4.1
Acquisitions of investments:
  Fixed maturities securities...............................     (224.0)   (381.6)
  Equity securities.........................................      (70.9)    (68.4)
  Mortgage loans on real estate.............................     (128.9)   (231.5)
  Real estate...............................................      (25.5)    (15.2)
  Other invested assets.....................................      (17.4)     (2.4)
  Policy loans, net.........................................       (6.6)    (22.5)
  Other, net................................................     (150.0)     (0.6)
Property, plant and equipment, net..........................      (15.8)    (27.6)
                                                              ---------   -------
Net cash provided by/(used in) investing activities.........  $     1.5   $ (29.8)
                                                              ---------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of debt............................................      215.0        --
Repayments of debt..........................................     (286.2)    (29.8)
Receipts from annuity and universal life policies credited
  to policyholder account balances..........................    1,315.4     831.7
Return of policyholder's account balances on annuity and
  universal life policies...................................   (1,320.3)   (828.0)
Capital Contribution........................................       65.0        --
Dividends paid to shareholders..............................      (75.0)
                                                              ---------   -------
Net cash (used in) financing activities.....................      (86.1)    (26.1)
                                                              ---------   -------
Net (decrease)/increase in cash and cash equivalents........     (147.0)     18.6
Cash and cash equivalents, beginning of year................      232.6     270.2
                                                              ---------   -------
Cash and cash equivalents, end of period....................  $    85.6   $ 288.8
                                                              =========   =======

  See accompanying notes to unaudited interim condensed consolidated financial statements.

                THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS:

     On November 16, 1998, pursuant to its Plan of Reorganization (the "Plan") which was approved by the New York Superintendent of Insurance on the same day (the "Plan Effective Date"), The Mutual Life Insurance Company of New York ("MONY") converted from a mutual life insurance company to a stock life insurance company (the "Demutualization") and became a wholly owned subsidiary of The MONY Group Inc., (the "MONY Group" or the "Holding Company"), a Delaware corporation organized on June 24, 1997 for the purpose of becoming the parent holding company of MONY. The MONY Group has no other operations or subsidiaries. In connection with the Plan, MONY established a closed block to fund the guaranteed benefits and dividends of certain participating insurance policies, and eligible policyholders received cash, policy credits, or shares of common stock of the MONY Group in exchange for their membership interests in MONY. Also, on November 16, 1998, the MONY Group consummated an initial public offering (the "Offerings") of approximately 12.9 million shares of its common stock and MONY changed its name to MONY Life Insurance Company (MONY Life Insurance Company and its subsidiaries are hereafter referred to as "MONY Life"). The shares of common stock issued in the Offerings are in addition to approximately 34.3 million shares of common stock of the MONY Group distributed to the aforementioned policyholders. The Plan and the Offerings are hereafter collectively referred to as the "Transaction". During 1999, the Company increased the number of its common shares authorized and outstanding from 2.0 million to 2.5 million in order to comply with regulatory requirements.

     MONY Life and its subsidiaries (hereafter collectively referred to as the "Company"), is primarily engaged in the business of providing a wide range of life insurance, annuity, and investment products and services to higher income individuals, particularly family builders, pre-retirees, and small business owners (see Note 3). The Company distributes its products primarily through its career agency sales force and various complementary distribution channels. These include sales of mutual funds sold by Enterprise Capital Management through third-party broker dealers, sales of protection products sold by U.S. Financial Life Insurance Company ("USFL") through brokerage general agencies, sales of corporate-owned life insurance ("COLI") products by the Company's corporate marketing team and sales of a variety of financial products and services through the Company's Trusted Securities Advisors Corp. subsidiary. The Company primarily sells its products in all 50 of the United States, the District of Columbia, the U.S. Virgin Islands, Guam and the Commonwealth of Puerto Rico.

2. BASIS OF PRESENTATION:

     The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management these statements include all normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods presented. These statements should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 1999. The results of operations for the three-month and six-month periods ended June 30, 2000 are not necessarily indicative of the results to be expected for the full year. Certain reclassifications have been made in the amounts presented for the comparative prior periods to conform those periods to the current presentation.

                THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3. SEGMENT INFORMATION:

     The Company's business activities consist of the following: protection product operations, accumulation product operations, mutual fund operations, securities broker-dealer operations, insurance brokerage operations, and certain insurance lines of business no longer written by the Company (the "run-off businesses"). These business activities represent the Company's operating segments. Except as discussed below, these segments are managed separately because they either provide different products or services, are subject to different regulation, require different strategies, or have different technology requirements.

     Management considers the Company's mutual fund operations to be an integral part of the products offered by the Company's accumulation products segment. The Company's mutual fund operation, which is conducted through its Enterprise Capital Management subsidiary, offers proprietary mutual funds directly to retail customers as well as proprietary and non-proprietary mutual funds through products marketed by the accumulation products segment. Accordingly, for management purposes (including performance assessment and making decisions regarding the allocation of resources) the Company aggregates its mutual fund operations with its accumulation products segment.

     Of the aforementioned segments, only the protection products segment and the accumulation products segment qualify as reportable segments in accordance with FASB Statement No. 131. All of the Company's other segments are combined and reported in an other products segment.

     Products comprising the protection products segment primarily include a wide range of insurance products, including; whole life, term life, universal life, variable universal life, corporate-owned life insurance, last survivor variable universal life, group universal life and special-risk products. In addition, included in the protection products segment are: (i) the assets and liabilities transferred pursuant to the Group Pension Transaction, as well as the Group Pension Profits (see Note 4) and (ii) the Closed Block assets and liabilities, as well as the Contribution from the Closed Block (see Note 6). The Protection Products segment also includes the in-force business from sales of last survivor universal life and last survivor whole life. In its Accumulation Products segment, the Company primarily offers flexible premium variable annuities and proprietary retail mutual funds. The Accumulation Products segment also includes the in-force business from single premium deferred annuities and immediate annuities. The Company's other products segment primarily consists of the securities broker-dealer operation, the insurance brokerage operation, and the run-off businesses. The securities broker-dealer operation markets the Company's proprietary investment products and, in addition, provides customers of the Company's protection and accumulation products access to other non-proprietary investment products (including stocks, bonds, limited partnership interests, tax-exempt unit investment trusts and other investment securities). The insurance brokerage operation provides the Company's field agency force with access to life, annuity, small group health and specialty insurance products written by other carriers to meet the insurance and investment needs of its customers. The run-off businesses primarily consist of group life and health business, as well as group pension business that was not included in the Group Pension Transaction (see Note 4).

     Set forth in the table below is certain financial information with respect to the Company's operating segments as of June 30, 2000 and December 31, 1999 and for the three-month and six-month periods ended June 30, 2000 and 1999, as well as amounts not allocated to the segments. The Company evaluates the performance of each operating segment based on profit or loss from operations before income taxes and certain nonrecurring items (e.g. items of an unusual or infrequent nature). In addition, all segment revenues are from external customers.

     Assets have been allocated to the segments in amounts sufficient to support the associated liabilities of each segment. In addition, capital is allocated to each segment in amounts sufficient to maintain a targeted regulatory risk-based capital ("RBC") level for each segment. Allocations of net investment income and net

                THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

realized gains on investments were based on the amount of assets allocated to each segment. Other costs and operating expenses were allocated to each of the segments based on: (i) a review of the nature of such costs, (ii) time studies analyzing the amount of employee compensation costs incurred by each segment, and (iii) cost estimates included in the Company's product pricing. Substantially all non-cash transactions and impaired real estate (including real estate acquired in satisfaction of debt) are included in the protection products segment.

     Amounts reported as "reconciling amounts" in the table below represent amounts not allocated to segments and primarily relate to: (i) certain expenses relating to the Company's employee benefit plans.

                     SEGMENT SUMMARY FINANCIAL INFORMATION

                                                    FOR THE THREE-MONTH    FOR THE SIX-MONTH
                                                       PERIODS ENDED         PERIODS ENDED
                                                          JUNE 30,             JUNE 30,
                                                    --------------------   -----------------
                                                      2000        1999      2000      1999
                                                    --------    --------   -------   -------
                                                                ($ IN MILLIONS)
PREMIUMS:
Protection Products(1)............................   $ 26.5      $ 18.8    $ 53.3    $ 39.3
Accumulation Products.............................      0.3         0.4       0.4       0.8
Other Products....................................      1.8         1.7       4.2       4.1
                                                     ------      ------    ------    ------
                                                     $ 28.6      $ 20.9    $ 57.9    $ 44.2
                                                     ======      ======    ======    ======
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY
  FEES:
Protection Products...............................   $ 38.2      $ 33.8    $ 68.5    $ 61.6
Accumulation Products.............................     17.6        18.8      36.5      36.0
Other Products....................................      0.1        (0.1)      0.8       0.3
                                                     ------      ------    ------    ------
                                                     $ 55.9      $ 52.5    $105.8    $ 97.9
                                                     ======      ======    ======    ======
NET INVESTMENT INCOME AND NET REALIZED GAINS
  (LOSSES) ON INVESTMENTS:
Protection Products(2)............................   $ 81.9      $ 96.0    $271.6    $178.0
Accumulation Products.............................     25.6        32.6      76.2      61.5
Other Products....................................     12.5        17.0      46.2      27.9
Reconciling amounts...............................      4.7        (1.3)      5.9
                                                     ------      ------    ------    ------
                                                     $124.7      $144.3    $399.9    $267.4
                                                     ======      ======    ======    ======
OTHER INCOME:
Protection Products(3)(9).........................   $ 27.4      $ 27.2    $ 51.4    $ 55.3
Accumulation Products.............................     31.4        23.1      62.7      44.0
Other Products....................................     21.2        21.7      44.1      38.5
Reconciling amounts...............................      0.7         1.1       2.0       2.1
                                                     ------      ------    ------    ------
                                                     $ 80.7      $ 73.1    $160.2    $139.9
                                                     ======      ======    ======    ======
AMORTIZATION OF DEFERRED POLICY ACQUISITION COSTS:
Protection Products(13)...........................   $ 15.8      $  8.2    $ 28.2    $ 17.3
Accumulation Products.............................      7.1         7.2      14.6      14.9
                                                     ------      ------    ------    ------
                                                     $ 22.9      $ 15.4    $ 42.8    $ 32.2
                                                     ======      ======    ======    ======

                THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                    FOR THE THREE-MONTH    FOR THE SIX-MONTH
                                                       PERIODS ENDED         PERIODS ENDED
                                                          JUNE 30,             JUNE 30,
                                                    --------------------   -----------------
                                                      2000        1999      2000      1999
                                                    --------    --------   -------   -------
                                                                ($ IN MILLIONS)
BENEFITS TO POLICYHOLDERS:(4)
Protection Products...............................   $ 38.3      $ 33.6    $ 78.3    $ 73.7
Accumulation Products.............................     19.2        19.0      37.0      37.3
Other Products....................................      5.3         7.3      11.7      14.4
Reconciling amounts...............................      2.7          --       3.8       2.3
                                                     ------      ------    ------    ------
                                                     $ 65.5      $ 59.9    $130.8    $127.7
                                                     ======      ======    ======    ======
DIVIDENDS TO POLICYHOLDERS:
Protection Products...............................   $ (0.2)     $ (0.1)   $ (0.2)   $ (0.8)
Accumulation Products.............................      0.4         0.5       0.8       0.9
Other Products....................................      0.4         0.3       0.6       0.6
                                                     ------      ------    ------    ------
                                                     $  0.6      $  0.7    $  1.2    $  0.7
                                                     ======      ======    ======    ======
OTHER OPERATING COSTS AND EXPENSES:
Protection Product................................   $ 67.1      $ 70.7    $144.4    $130.8
Accumulation Products.............................     31.0        27.8      60.9      51.2
Other Products....................................     26.0        24.2      53.6      44.5
Reconciling amounts...............................      4.7          --       5.9        --
                                                     ------      ------    ------    ------
                                                     $128.8      $122.7    $264.8    $226.5
                                                     ======      ======    ======    ======
INCOME BEFORE INCOME TAXES:
Protection Products...............................   $ 53.0      $ 63.4    $194.1    $113.2
Accumulation Products.............................     17.2        20.4      62.5      38.0
Other Products....................................      3.9         8.5      29.4      11.3
Reconciling amounts...............................     (2.0)       (0.2)     (1.8)     (0.2)
                                                     ------      ------    ------    ------
                                                     $ 72.1      $ 92.1    $284.2    $162.3
                                                     ======      ======    ======    ======

                                                                AS OF        AS OF
                                                              JUNE 30,    DECEMBER 31,
                                                                2000          1999
                                                              ---------   ------------
ASSETS:(7)
Protection Products(5)(10)..................................  $16,273.9    $16,181.4
Accumulation Products.......................................    5,922.7      6,175.0
Other Products..............................................    1,126.8      1,187.6
Reconciling amounts.........................................    1,091.3      1,176.1
                                                              ---------    ---------
                                                              $24,414.7    $24,720.1
                                                              =========    =========
DEFERRED POLICY ACQUISITION COSTS:
Protection Products(11).....................................  $ 1,124.0    $ 1,094.9
Accumulation Products.......................................      154.7        153.3
                                                              ---------    ---------
                                                              $ 1,278.7    $ 1,248.2
                                                              =========    =========

                THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                AS OF        AS OF
                                                              JUNE 30,    DECEMBER 31,
                                                                2000          1999
                                                              ---------   ------------
POLICYHOLDERS LIABILITIES:
Protection Products(6)(12)..................................  $10,211.5    $10,231.7
Accumulation Products.......................................    1,157.5      1,236.3
Other Products..............................................      395.2        418.9
Reconciling amounts.........................................       17.0         17.4
                                                              ---------    ---------
                                                              $11,781.2    $11,904.3
                                                              =========    =========
SEPARATE ACCOUNT LIABILITIES:(7)
Protection Products(8)......................................  $ 3,885.4    $ 3,843.5
Accumulation Products.......................................    4,337.7      4,548.9
Other Products..............................................      547.2        604.2
Reconciling amounts.........................................      829.7        832.3
                                                              ---------    ---------
                                                              $ 9,600.0    $ 9,828.9
                                                              =========    =========

---------------
 (1) Excludes $147.9 million and $158.0 million of individual life premiums in the Closed Block for the three-month periods ended June 30, 2000 and 1999, respectively, and $283.6 million and $304.4 million for the six-month periods ended June 30, 2000 and 1999, respectively (see Note 6).

 (2) Excludes net investment income and net realized gains on investments in the Closed Block of $94.2 million and $94.3 million for the three-month periods ended June 30, 2000 and 1999, respectively, and $188.1 million and $191.9 million for the six-month periods ended June 30, 2000 and 1999, respectively (see Note 6).

 (3) Includes Group Pension Profits of $8.1 million and $12.0 million for the three-month period ended June 30, 2000 and 1999, respectively, and $18.2 million and $26.3 million for the six-month period ended June 30, 2000 and 1999, respectively (see Note 4).

 (4) Includes interest credited to policyholders' account balances. Excludes $162.7 million and $169.2 million of benefits and interest credited to policyholders' account balances related to the Closed Block for the three-month periods ended June 30, 2000 and 1999, respectively, and $306.5 million and $318.4 million for the six-month periods ended June 30, 2000 and 1999, respectively (see Note 6).

 (5) Includes assets transferred in the Group Pension Transaction of $4,972.2 million and $5,109.8 million as of June 30, 2000 and December 31, 1999, respectively (see Note 4).

 (6) Includes policyholder liabilities transferred in the Group Pension Transaction of $1,539.5 million and $1,645.7 million as of June 30, 2000 and December 31, 1999, respectively (see Note 4).

 (7) Each segment includes separate account assets in an amount equal to the corresponding liability reported.

 (8) Includes separate account liabilities transferred in the Group Pension Transaction of $3,425.8 million and $3,432.7 million as of June 30, 2000 and December 31, 1999 respectively (see Note 4).

 (9) Includes $10.8 million and $11.4 million relating to the Contribution from the Closed Block for the three-month periods ended June 30, 2000 and 1999, respectively and $21.4 million and $21.9 million for the six-month periods ended June 30, 2000 and 1999, respectively (see Note 6).

(10) Includes Closed Block assets of $6,157.3 million and $6,182.1 million as of June 30, 2000 and December 31, 1999, respectively (see Note 6).

(11) Includes deferred policy acquisition costs allocated to the Closed Block of $664.4 million and $689.9 million as of June 30, 2000 and December 31, 1999, respectively (see Note 6).

                THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(12) Includes Closed Block policyholders' liabilities of $7,241.7 million and $7,241.0 million as of June 30, 2000 and December 31, 1999, respectively (see Note 6).

(13) Excludes $14.3 million and $17.2 million of amortization of deferred policy acquisition costs related to the Closed Block for the three-month periods ended June 30, 2000 and 1999, respectively, and $31.9 million and $35.1 million for the six-month periods ended June 30, 2000 and 1999, respectively (see Note 6).

     The following is a summary of premiums and universal life and investment-type product policy fees by product for the three-month and six-month periods ended June 30, 2000 and 1999, respectively.

                                                           THREE-MONTH        SIX-MONTH
                                                          PERIODS ENDED     PERIODS ENDED
                                                            JUNE 30,           JUNE 30,
                                                         ---------------   ----------------
                                                          2000     1999     2000      1999
                                                         ------   ------   -------   ------
                                                         ($ IN MILLIONS)   ($ IN MILLIONS)
PREMIUMS:
Individual life(1).....................................  $26.4    $18.6    $ 53.1    $39.0
Group insurance........................................    1.8      1.7       4.2      4.1
Disability income insurance............................    0.1      0.2       0.2      0.3
Other..................................................    0.3      0.4       0.4      0.8
                                                         -----    -----    ------    -----
          Total........................................  $28.6    $20.9    $ 57.9    $44.2
                                                         =====    =====    ======    =====
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY FEES:
Universal life.........................................  $18.7    $19.1    $ 34.5    $36.7
Variable universal life(2).............................   16.7     11.0      28.3     18.7
Group universal life...................................    2.8      3.7       5.7      6.2
Individual variable annuities..........................   17.6     18.7      36.3     35.7
Individual fixed annuities.............................    0.1       --       1.0      0.6
                                                         -----    -----    ------    -----
          Total........................................  $55.9    $52.5    $105.8    $97.9
                                                         =====    =====    ======    =====

---------------
(1) Excludes revenues from individual life in the Closed Block of $147.9 million and $158.0 million for the three-month periods ending June 30, 2000 and 1999, respectively, and $283.6 million and $304.4 million for the six-month periods ended June 30, 2000 and 1999, respectively.

(2) Includes corporate sponsored variable universal life products.

4. THE GROUP PENSION TRANSACTION:

     On December 31, 1993 (the "Group Pension Transaction Date"), MONY entered into an agreement (the "Agreement") with AEGON USA, Inc. ("AEGON") under which the Company transferred a substantial portion of its group pension business (hereafter referred to as the "Group Pension Transaction"), to AEGON's wholly-owned subsidiary, AUSA Life Insurance Company, Inc. ("AUSA"). The Company also transferred to AUSA the corporate infrastructure supporting the group pension business, including data processing systems, facilities and regional offices. AUSA was newly formed by AEGON solely for the purpose of facilitating this transaction. In connection with the transaction, the Company and AEGON have entered into certain service agreements. These agreements, among other things, provide that the Company will continue to manage the transferred assets, and that AUSA will continue to provide certain administrative services to the Company's remaining group pension contracts not included in the transfer.

                THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Pursuant to the Agreement, MONY agreed to make a $200 million capital investment in AEGON by purchasing $150 million face amount of Series A Notes and $50 million face amount of Series B Notes (hereinafter referred to as the "Notes"). The Series A Notes pay interest at 6.44 percent per annum and the Series B Notes pay interest at 6.24 percent per annum. Both the Series A Notes and the Series B Notes mature on December 31, 2002. MONY's investment in the Series A Notes was intended to provide AEGON with the funding necessary to capitalize AUSA.

     In accordance with GAAP, the transaction did not constitute a sale because MONY retained substantially all the risks and rewards associated with the deposits on contracts in force and transferred to AEGON on the Group Pension Transaction Date (the "Existing Deposits"). Accordingly, the Company continues to reflect the transferred assets and liabilities on its balance sheet under separate captions entitled "Assets transferred in Group Pension Transaction" and "Liabilities transferred in Group Pension Transaction". In addition, MONY reports in its GAAP earnings the profits from the Existing Deposits as discussed below.

     Pursuant to the Agreement, MONY receives from AUSA (i) payments on an annual basis through December 31, 2002 (the "Group Pension Payments") equal to all of the earnings from the Existing Deposits, (ii) a final payment (the "Final Value Payment") at December 31, 2002 based on the remaining fair value of the Existing Deposits, and (iii) a contingent payment (the "New Business Growth Payment") at December 31, 2002 based on new business growth subsequent to the Group Pension Transaction Date. However, the level of new business growth necessary for MONY to receive the New Business Growth Payment make it unlikely that MONY will ever receive any such payment.

     With respect to the Group Pension Payments, the annual results from the Existing Deposits are measured on a basis in accordance with the Agreement (such basis hereafter referred to as the "Earnings Formula") which is substantially the same as GAAP, except that: (i) asset impairments on fixed maturity securities are only recognized when such securities are designated with a National Association of Insurance Commissioners ("NAIC") rating of "6", and (ii) no impairment losses are recognized on mortgage loans until such loans are disposed of or at the time, and in the calculation, of the Final Value Payment.

     Earnings which emerge from the Existing Deposits pursuant to the application of the Earnings Formula are recorded in MONY's financial statements only after adjustments (primarily to recognize asset impairments in accordance with SFAS Nos. 114 and 115) to reflect such earnings on a basis entirely in accordance with GAAP (such earnings hereafter referred to as the "Group Pension Profits"). Losses which arise from the application of the Earnings Formula for any annual period will be reflected in MONY's results of operations (after adjustments to reflect such losses in accordance with GAAP) only up to the amount for which MONY is at risk (as described below), which at any time is equal to the then outstanding principal amount of the Series A Notes.

     Operating losses reported in any annual period pursuant to the Earnings Formula are carried forward to reduce any earnings in subsequent years reported pursuant to the Earnings Formula. Any resultant deficit remaining at December 31, 2002 will be deducted from the Final Value Payment and New Business Growth Payment, if any, due to MONY. If a deficit still remains, it will be applied (as provided for in the Agreement) as an offset against the principal payment due to MONY upon maturity of the Series A Notes.

     Management expects that Group Pension Profits will continue to decrease in the future consistent with the runoff of the Existing Deposits.

     The following tables set forth certain summarized financial information relating to the Group Pension Transaction as of the dates and for the periods indicated, including information regarding: (i) the general account assets transferred to support the Existing Deposits in the Group Pension Transaction (hereafter

                THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

referred to as the "AEGON Portfolio"), (ii) the transferred separate account assets and liabilities and (iii) the components of revenue and expense comprising the Group Pension Profits:

                                                               AS OF        AS OF
                                                              JUNE 30,   DECEMBER 31,
                                                                2000         1999
                                                              --------   ------------
                                                                  ($ IN MILLIONS)
ASSETS:
General Account Fixed Maturities: available for sale, at
  estimated fair value (amortized cost; $1,453.7 million and
  $1,532.4 million, respectively)...........................  $1,428.1     $1,510.0
  Mortgage loans on real estate.............................      67.1         98.5
  Real estate to be disposed of.............................       5.3         16.8
  Cash and cash equivalents.................................      20.4         25.3
  Accrued investment income.................................      25.5         26.5
                                                              --------     --------
     Total general account assets...........................   1,546.4      1,677.1
Separate account assets.....................................   3,425.8      3,432.7
                                                              --------     --------
     Total assets...........................................  $4,972.2     $5,109.8
                                                              ========     ========
LIABILITIES:
General Account(1)
  Policyholders' account balances...........................  $1,539.5     $1,645.7
  Other liabilities.........................................      19.1         20.7
                                                              --------     --------
     Total general account liabilities......................  $1,558.6     $1,666.4
Separate account liabilities................................   3,425.8      3,432.7
                                                              --------     --------
     Total Liabilities......................................  $4,984.4     $5,099.1
                                                              ========     ========

---------------
(1) Includes general account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $78.4 million and $88.9 million as of June 30, 2000 and December 31, 1999, respectively.

(2) Includes separate account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $16.2 million and $20.3 million as of June 30, 2000 and December 31, 1999, respectively.

                THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                             FOR THE          FOR THE
                                                           THREE-MONTH       SIX-MONTH
                                                          PERIODS ENDED    PERIODS ENDED
                                                             JUNE 30,         JUNE 30,
                                                          --------------   --------------
                                                          2000     1999     2000    1999
                                                          -----   ------   ------   -----
                                                                  ($ IN MILLIONS)
REVENUES:
Product policy fees.....................................  $ 5.9   $ 6.0    $12.0    $12.1
Net investment income...................................   28.3    32.5     58.4     66.6
Net realized gains on investments.......................    0.0     1.0      0.6      4.3
                                                          -----   -----    -----    -----
     Total revenues.....................................   34.2    39.5     71.0     83.0
                                                          -----   -----    -----    -----
BENEFITS AND EXPENSES:
Interest credited to policyholders' account balances....   22.3    23.0     43.2     45.5
Other operating costs and expenses......................    3.8     4.5      9.6     11.2
                                                          -----   -----    -----    -----
     Total benefits and expenses........................   26.1    27.5     52.8     56.7
                                                          -----   -----    -----    -----
  Group Pension Profits.................................  $ 8.1   $12.0    $18.2    $26.3
                                                          =====   =====    =====    =====

5. COMMITMENTS AND CONTINGENCIES:

     a.) Since late 1995 a number of purported class actions were commenced in various state and federal courts against the Company alleging that the Company engaged in deceptive sales practices in connection with the sale of whole and universal life insurance policies from the early 1980s through the mid 1990s. Although the claims asserted in each case are not identical, they seek substantially the same relief under essentially the same theories of recovery (i.e., breach of contract, fraud, negligent misrepresentation, negligent supervision and training, breach of fiduciary duty, unjust enrichment and violation of state insurance and/or deceptive business practice laws). Plaintiffs in these cases (including the Goshen case discussed below) seek primarily equitable relief (e.g., reformation, specific performance, mandatory injunctive relief prohibiting the Company from canceling policies for failure to make required premium payments, imposition of a constructive trust and creation of a claims resolution facility to adjudicate any individual issues remaining after resolution of all class-wide issues) as opposed to compensatory damages, although they also seek compensatory damages in unspecified amounts. The Company has answered the complaints in each action, (except for one being voluntarily held in abeyance), has denied any wrongdoing and has asserted numerous affirmative defenses.

     On June 7, 1996, the New York State Supreme Court certified one of those cases, the Goshen v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America, (the "Goshen case",) being the first of the aforementioned class actions filed, as a nationwide class consisting of all persons or entities who have, or at the time of the policy's termination had, an ownership interest in a whole or universal life insurance policy issued by the Company and sold on an alleged "vanishing premium" basis during the period January 1, 1982 to December 31, 1995. On March 27, 1997, the Company filed a motion to dismiss or, alternatively, for summary judgment on all counts of the complaint. All of the other putative class actions have been consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the District of Massachusetts, or are being voluntarily held in abeyance pending the outcome of the Goshen case.

     On October 21, 1997, the New York State Supreme Court granted the Company's motion for summary judgment and dismissed all claims filed in the Goshen case against the Company on the merits. On December 20, 1999, the New York State Court of Appeals affirmed the dismissal of all but one of the claims

                THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

in the Goshen case (a claim under New York's General Business Law), which has been remanded back to the New York State Supreme Court for further proceedings consistent with the opinion. The Company intends to defend itself vigorously against the sole remaining claim. There can be no assurance that the present litigation relating to sales practices will not have a material adverse effect on the Company.

     b.) On March 27, 2000, the MONY Group and MONY Life Insurance Company were served with a complaint in an action entitled Calvin Chatlos, M.D. and Alvin H. Clement, On Behalf of Themselves And All Others Similarly Situated v. The MONY Life Insurance Company, The MONY Group Inc., and Neil Levin, Superintendent, New York Insurance Department, filed in the Supreme Court of the State of New York, County of New York. The action purports to be a class action on behalf of all persons or entities who had an ownership interest in one or more in-force life insurance policies issued by MONY Life Insurance Company as of November 16, 1998. Plaintiffs seek a declaratory judgment that the New York Superintendent of Insurance and the Company violated Section 7312 of the New York Insurance Law in connection with its demutualization. Plaintiffs also allege that the Company breached its contractual obligations and alleged fiduciary duties to its policyholders in connection with the demutualization. Plaintiffs seek damages against the Company for wrongfully denying them a fair and equitable amount for their membership interests. The Company believes that the claims are without merit and intends to defend itself vigorously.

     c.) In addition to the matters discussed above, the Company is involved in various other legal actions and proceedings in connection with its businesses. The claimants in certain of these actions and proceedings seek damages of unspecified amounts.

     While the outcome of matters discussed in 5(a), 5(b) and 5(c) cannot be predicted with certainty, in the opinion of management, any additional liability beyond that recorded in the consolidated financial statements at June 30, 2000, resulting from the resolution of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

     d.) Insurance companies are subject to assessments, up to statutory limits, by state guaranty funds for losses of policyholders of insolvent insurance companies. In the opinion of management, such assessments will not have a material adverse effect on the consolidated financial position and the results of operations of the Company.

     e.) The Company maintains a line of credit with domestic banks totaling $150.0 million with a scheduled renewal date in June 2001. Under this line of credit, the Company is required to maintain a certain statutory tangible net worth and debt to capitalization ratio. The Company has complied with all covenants relating thereto. The Company has not borrowed against these lines of credit since their inception.

     f.) At June 30, 2000, the Company had commitments to issue $8.6 million of fixed rate agricultural loans with periodic interest rate reset dates. The initial interest rates on such loans range from approximately 7.5% to 9.0%. In addition, the Company had commitments to issue $99.0 million of fixed rate and floating rate commercial mortgage loans with interest rates ranging from 7.8% to 9.1%. The Company had commitments outstanding to purchase private fixed maturity securities as of June 30, 2000 of $102.8 million with interest rates from 7.9% to 10.8%. At June 30, 2000, the Company had commitments to contribute capital to its equity partnership investments of $125.1 million.

6. CLOSED BLOCK:

     In accordance with New York State Insurance Law, on November 16, 1998, the Company established a closed block (the "Closed Block") of certain participating insurance policies as defined in the Plan (the "Closed Block Business"). In conjunction therewith, the Company allocated assets to the Closed Block expected to produce cash flows which, together with anticipated revenues from the Closed Block Business, are reasonably expected to be sufficient to support the Closed Block Business, including but not limited to,

                THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

provision for payment of claims and surrender benefits, certain expenses and taxes, and for continuation of current payable dividend scales in effect at the date of Demutualization, assuming the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. The assets allocated to the Closed Block and the aforementioned revenues inure solely to the benefit of the owners of policies included in the Closed Block.

     The assets and liabilities allocated to the Closed Block were recorded in the Company's financial statements at their historical carrying values. The carrying values of the assets allocated to the Closed Block are less than the carrying value of the Closed Block liabilities at the Plan Effective Date. The excess of the Closed Block liabilities over the Closed Block assets at the Plan Effective Date represents the total estimated future post-tax contribution expected to emerge from the operation of the Closed Block, which will be recognized in the Company's income over the period the policies and the contracts in the Closed Block remain in force.

     To the extent that the actual cash flows, subsequent to the Plan Effective Date, from the assets allocated to the Closed Block and the Closed Block Business are, in the aggregate, more favorable than assumed in establishing the Closed Block, total dividends paid to the Closed Block policyholders in future years will be greater than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. Conversely, to the extent that the actual cash flows, subsequent to the Plan Effective Date, from the assets allocated to the Closed Block and the Closed Block Business are, in the aggregate, less favorable than assumed in establishing the Closed Block, total dividends paid to the Closed Block policyholders in future years will be less than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. Accordingly, the recognition of the aforementioned estimated future post-tax contribution expected to emerge from the operation of the Closed Block is not affected by the aggregate actual experience of the Closed Block assets and the Closed Block Business subsequent to the Plan Effective Date, except in the unlikely event that the Closed Block assets and the actual experience of the Closed Block Business subsequent to the Plan Effective Date are not sufficient to pay the guaranteed benefits on the Closed Block Policies, in which case the Company will be required to fund any such deficiency from its general account assets outside of the Closed Block.

     In addition, MONY has undertaken to reimburse the Closed Block from its general account assets outside the Closed Block for any reduction in principal payments due on the Series A Notes (which have been allocated to the Closed Block) pursuant to the terms thereof, as described in Note 4. Since the Closed Block has been funded to provide for the payment of guaranteed benefits and the continuation of current payable dividends on the policies included therein, it will not be necessary to use general funds to pay guaranteed benefits unless the Closed Block Business experiences very substantial ongoing adverse experience in investment, mortality, persistency or other experience factors. The Company regularly (at least quarterly) monitors the experience from the Closed Block and may make changes to the dividend scale, when appropriate, to ensure the profits are distributed to Closed Block policyholders in a fair and equitable manner. In addition, periodically the New York Insurance Department requires the filing of an independent auditor's report on the operations of the Closed Block.

     The results of the Closed Block are presented as a single line item in the Company's statements of income entitled, "Contribution from the Closed Block". Prior to the establishment of the Closed Block the results of the assets and policies comprising the Closed Block were reported in various line items in the Company's income statements, including: premiums, investment income, net realized gains and losses on investments, benefits, amortization of deferred policy acquisition costs, etc. In addition, all assets and liabilities allocated to the Closed Block are reported in the Company's balance sheet separately under the captions "Closed Block assets" and "Closed Block liabilities", respectively. Accordingly, certain line items in the Company's financial statements subsequent to the establishment of the Closed Block reflect material

                THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

reductions in reported amounts, as compared to periods prior to the establishment of the Closed Block, while having no effect on net income.

     The pre-tax Contribution from the Closed Block includes only those revenues, benefit payments, dividends, premium taxes, state guaranty fund assessments, and investment expenses considered in funding the Closed Block. However, many expenses associated with operating the Closed Block and administering the policies included therein were excluded from and, accordingly, not funded in the Closed Block. These expenses are reported in the Company's statement of operations, outside of the Contribution from the Closed Block, consistent with how they are funded. Such expenses are reported in the separate line items to which they apply based on the nature of such expenses. Federal income taxes applicable to the Closed Block, which are funded in the Closed Block, are reflected as a component of federal income tax expense in the Company's statement of operations. Since many expenses related to the Closed Block are funded outside the Closed Block, operating costs and expenses outside the Closed Block are disproportionate to the level of business outside the Closed Block.

                THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following tables set forth certain summarized financial information relating to the Closed Block, as of and for the periods indicated:

                                                              JUNE 30,   DECEMBER 31,
                                                                2000         1999
                                                              --------   ------------
                                                                  ($ IN MILLIONS)
ASSETS:
Fixed Maturities:
  Available for sale, at estimated fair value (amortized
     cost; $3,590.6 and $3,589.6, respectively).............  $3,467.1     $3,479.5
  Mortgage loans on real restate............................     534.9        443.0
  Policy loans..............................................   1,184.4      1,199.1
  Real estate...............................................      23.3         22.1
  Cash and cash equivalents.................................      40.4        111.3
  Premiums receivable.......................................      10.1         14.2
  Deferred policy acquisition costs.........................     664.4        689.9
  Other assets..............................................     232.7        223.0
                                                              --------     --------
     Total Closed Block assets..............................  $6,157.3     $6,182.1
                                                              ========     ========
LIABILITIES:
  Future policy benefits....................................  $6,776.9     $6,781.5
  Policyholders' account balances...........................     292.9        294.6
  Other Policyholders' liabilities..........................     171.9        164.9
  Other liabilities.........................................      25.6         62.3
                                                              --------     --------
     Total Closed Block liabilities.........................  $7,267.3     $7,303.3
                                                              ========     ========

                                                          FOR THE           FOR THE
                                                        THREE-MONTH        SIX-MONTH
                                                       PERIODS ENDED     PERIODS ENDED
                                                         JUNE 30,          JUNE 30,
                                                      ---------------   ---------------
                                                       2000     1999     2000     1999
                                                      ------   ------   ------   ------
                                                               ($ IN MILLIONS)
REVENUES:
Premiums............................................  $147.9   $158.0   $283.6   $304.4
Net investment income...............................    98.6     92.9    195.0    186.2
Net realized gains (losses) on investments..........    (4.4)     1.4     (6.9)     5.7
Other income........................................     0.3      0.3      1.1      0.7
                                                      ------   ------   ------   ------
     Total revenues.................................   242.4    252.6    472.8    497.0
                                                      ------   ------   ------   ------

                THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                          FOR THE           FOR THE
                                                        THREE-MONTH        SIX-MONTH
                                                       PERIODS ENDED     PERIODS ENDED
                                                         JUNE 30,          JUNE 30,
                                                      ---------------   ---------------
                                                       2000     1999     2000     1999
                                                      ------   ------   ------   ------
                                                               ($ IN MILLIONS)
BENEFITS AND EXPENSES:
Benefits to policyholders...........................   160.6    167.0    302.2    314.0
Interest credited to policyholders' account
  balances..........................................     2.1      2.2      4.3      4.4
Amortization of deferred policy acquisition costs...    14.3     17.2     31.9     35.1
Dividends to policyholders..........................    52.1     52.8    108.7    116.4
Other operating costs and expenses..................     2.5      2.0      4.3      5.2
                                                      ------   ------   ------   ------
     Total benefits and expenses....................   231.6    241.2    451.4    475.1
                                                      ------   ------   ------   ------
Contribution from the Closed Block..................  $ 10.8   $ 11.4   $ 21.4   $ 21.9
                                                      ======   ======   ======   ======

     For the three-month periods ended June 30, 2000 and 1999, there were $4.5 million and $0.0 million, respectively, in charges for other than temporary impairments on fixed maturity securities in the Closed Block. For the six-month periods ended June 30, 2000 and 1999, there were $7.5 million and $0.0 million, respectively, in charges for other than temporary impairments on fixed maturity securities in the Closed Block. There were no fixed maturity securities which have been non-income producing for the twelve months preceding such dates. At June 30, 2000 and December 31, 1999, the carrying value of mortgage loans in the Closed Block that were non-income producing for the twelve months preceding such date, were $0.3 million and $0.0 million, respectively.

7. EXTRAORDINARY AND OTHER ITEMS

     a) In January 2000, the New York Insurance Department approved, and MONY Life paid, a dividend to MONY Group in the amount of $75 million.

     b) On January 12, 2000, the Holding Company filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") to register certain securities. This registration, known as a "Shelf Registration", provides MONY Group with the ability to offer various securities to the public, when it deems appropriate, to raise proceeds up to an amount not to exceed $1.0 billion in the aggregate for all issuances of securities thereunder. It is the intention of MONY Group to use this facility to raise proceeds for mergers and acquisitions and for other general corporate matters of MONY Group and its subsidiaries, as it considers necessary.

     d) On March 8, 2000, the Holding Company issued $300.0 million principal amount of senior notes (the "Senior Notes") pursuant to the aforementioned Shelf Registration. The Senior Notes mature on March 15, 2010 and bear interest at 8.35% per annum. The principal amount of the Senior Notes is payable at maturity and interest is payable semi-annually. The net proceeds to the Company from the issuance of the Senior Notes, after deducting underwriting commissions and other expenses (primarily legal and accounting fees), were approximately $296.6 million. Approximately $280.0 million of the net proceeds from the issuance of the Senior Notes was used by the Holding Company to finance the repurchase, on March 8, 2000, by MONY Life of all of its outstanding $115.0 million face amount 9.5% coupon surplus notes, and $116.5 million face amount of its $125.0 million face amount 11.25% coupon surplus notes (hereafter referred to as the "9.5% Notes" and "11.25% Notes", respectively), which were outstanding at December 31, 1999. The balance of the net proceeds from the issuance of the Senior Notes was retained by the Holding Company for general corporate purposes.

                THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     To finance MONY Life's repurchase of the 9.5% Notes and the 11.25% Notes, the Holding Company on March 8, 2000:

          (i) purchased two surplus notes from MONY Life (hereafter referred as the "Inter-Company Surplus Notes") to replace 9.5% Notes and the 11.25% Notes. The term of the Inter-Company Surplus Notes are identical to the 9.2% Notes and 11.25% Notes, except that the Inter-Company Surplus Notes were provided to yield a current market rate of interest and the Inter-Company Surplus Note issued to replace the $116.5 million face amount of the 11.25% Notes was issued a face amount of $100.0 million, and

          (ii) contributed capital to MONY Life in the amount of $65.0 million.

     As a result of the repurchase of the 9.5% Notes and substantially all of the 11.25% Notes, MONY Life recorded a pre-tax tax loss of $56.5 million ($36.7 million after tax) during the first quarter of 2000. The loss resulted from the premium paid by MONY Life to the holders of the 9.5% Notes and the 11.25% Notes reflecting the excess of their fair value over their carrying value on MONY Life's books at the date of the transaction of approximately $7.0 million and $49.5 million, respectively. This loss is reported, net of tax, as an extraordinary item on MONY Life's income statement for the six-month period ended June 30, 2000.

8. SUBSEQUENT EVENTS

     On August 3, 2000, MONY Life repurchased $6.5 million face amount of the remaining $8.5 million face amount of the 11.25% Notes, which were outstanding at March 31, 2000. As a result, the Company will record an extraordinary item on the Company's income statement for the three-month period ending September 30, 2000 of approximately $1.2 million, net of tax.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of The MONY Life Insurance Company

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of The MONY Life Insurance Company and Subsidiaries (the "Company"), formerly known as The Mutual Life Insurance Company of New York and subsidiaries, at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

New York, New York
February 10, 2000, except for Note 18(b) as to which the date is March 27, 2000 and Note 23(c), as to which the date is March 8, 2000.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                                                1999         1998
                                                              ---------    ---------
                                                                 ($ IN MILLIONS)
ASSETS
INVESTMENTS:
Fixed maturity securities available-for-sale, at fair
  value.....................................................  $ 3,066.7    $ 3,132.0
Equity securities available-for-sale, at fair value.........      519.8        457.2
Mortgage loans on real estate (Note 13).....................    1,270.4        988.3
Policy loans................................................       69.1         61.1
Real estate to be disposed of (Note 13).....................      300.9        312.9
Real estate held for investment (Note 13)...................       46.2        321.3
Other invested assets.......................................       37.9         40.7
                                                              ---------    ---------
                                                                5,311.0      5,313.5
                                                              =========    =========
Cash and cash equivalents...................................      232.6        270.2
Accrued investment income...................................       74.6         68.9
Amounts due from reinsurers.................................      488.0        478.1
Deferred policy acquisition costs...........................      558.3        439.7
Other assets................................................      365.4        325.6
Assets transferred in Group Pension Transaction (Note 10)...    5,109.8      5,751.8
Separate account assets.....................................    6,398.3      6,090.3
Closed Block assets (Note 20)...............................    6,182.1      6,161.2
                                                              ---------    ---------
  Total assets..............................................  $24,720.1    $24,899.3
                                                              =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Future policy benefits......................................  $   954.3    $   960.0
Policyholders' account balances.............................    1,942.9      1,991.7
Other policyholders' liabilities............................      120.4        104.8
Amounts due to reinsurers...................................       83.8         95.6
Accounts payable and other liabilities......................      581.1        518.3
Short term debt (Note 16)...................................       53.4           --
Long term debt (Note 16)....................................      245.4        375.4
Current federal income taxes payable........................      147.4         79.1
Liabilities transferred in Group Pension Transaction (Note
  10).......................................................    5,099.1      5,678.5
Separate account liabilities................................    6,396.2      6,078.1
Closed Block liabilities (Note 20)..........................    7,303.3      7,290.7
                                                              ---------    ---------
  Total liabilities.........................................  $22,927.3    $23,172.2
                                                              =========    =========
Commitments and contingencies (Notes 9 and 18)
  Common stock, $1.00 par value; 2.5 million shares
  authorized and outstanding................................  $     2.5    $     2.0
Capital in excess of par....................................    1,563.6      1,564.1
Retained earnings...........................................      256.1          8.6
Accumulated other comprehensive income......................      (29.4)       152.4
                                                              ---------    ---------
  Total shareholders' equity................................    1,792.8      1,727.1
                                                              ---------    ---------
  Total liabilities and shareholders' equity................  $24,720.1    $24,899.3
                                                              =========    =========

          See accompanying notes to consolidated financial statements.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                 YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

                                                                                          1998
                                                                                       PRO FORMA*
                                                     1999        1998        1997      (UNAUDITED)
                                                   --------    --------    --------    -----------
                                                                   ($ IN MILLIONS)
REVENUES:
Premiums.........................................  $   96.3    $  621.7    $  838.6     $   77.9
Universal life and investment-type product policy
  fees...........................................     196.3       151.6       127.3        151.6
Net Investment income (Note 11)..................     524.9       688.3       733.0        361.1
Net realized gains on investments (Note 11)......     122.2       168.7        72.1        160.9
Group Pension Profits (Note 10)..................      63.0        56.8        60.0         56.8
Other income.....................................     195.8       162.6       145.4        161.3
Contribution from the Closed Block...............      44.8         5.7          --         52.2
                                                   --------    --------    --------     --------
                                                    1,243.3     1,855.4     1,976.4      1,021.8
                                                   --------    --------    --------     --------
BENEFITS AND EXPENSES:
Benefits to policyholders........................     147.0       679.8       840.1        124.4
Interest credited to policyholders' account
  balances.......................................     106.6       112.7       125.9        105.0
Amortization of deferred policy acquisition
  costs..........................................      70.3       122.0       181.2         52.2
Dividends to policyholders.......................       1.9       195.8       224.3          3.3
Other operating costs and expenses...............     536.6       451.7       417.2        443.5
                                                   --------    --------    --------     --------
                                                      862.4     1,562.0     1,788.7        728.4
                                                   --------    --------    --------     --------
Income before income taxes & extraordinary
  item...........................................     380.9       293.4       187.7        293.4
Income tax expense...............................     131.4       102.7        57.3        102.7
                                                   --------    --------    --------     --------
Income before extraordinary items................     249.5       190.7       130.4        190.7
                                                   --------    --------    --------     --------
Extraordinary items (Note 4).....................       2.0        27.2        13.3           --
                                                   --------    --------    --------     --------
Net income.......................................     247.5       163.5       117.1        190.7
                                                   --------    --------    --------     --------
Other comprehensive income, net (Note 11)........    (181.8)       34.3        33.0
                                                   --------    --------    --------
Comprehensive income.............................  $   65.7    $  197.8    $  150.1
                                                   ========    ========    ========

---------------
* The pro forma information gives effect to the transactions referred to in Notes 1 and 22.

          See accompanying notes to consolidated financial statements.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

                                                                             ACCUMULATED
                                                     CAPITAL                    OTHER           TOTAL
                                           COMMON   IN EXCESS   RETAINED    COMPREHENSIVE   SHAREHOLDERS'
                                           STOCK     OF PAR     EARNINGS       INCOME          EQUITY
                                           ------   ---------   ---------   -------------   -------------
                                                                  ($ IN MILLIONS)
Balance, December 31, 1996...............   $       $           $ 1,085.4      $  85.1        $1,170.5
Comprehensive income:
  Net income.............................                           117.1                        117.1
  Other comprehensive income:
     Unrealized gains on investments, net
       of unrealized losses,
       reclassification adjustments, and
       taxes (Note 11)...................                                         35.9            35.9
     Minimum pension liability
       adjustment........................                                         (2.9)           (2.9)
                                                                               -------        --------
  Other comprehensive income.............                                         33.0            33.0
                                                                               -------        --------
Comprehensive income.....................                                                        150.1
                                            ----    --------    ---------      -------        --------
Balance, December 31, 1997...............                         1,202.5        118.1         1,320.6
Demutualization Transaction..............            1,344.2     (1,357.4)                       (13.2)
Capital Contribution.....................    2.0       219.9                                     221.9
Comprehensive income:
  Net income before demutualization......                           154.9                        154.9
  Net income after demutualization.......                             8.6                          8.6
                                            ----    --------    ---------      -------        --------
     Net income for the year.............                           163.5                        163.5
  Other comprehensive income:
     Unrealized losses on investments,
       net of unrealized gains,
       reclassification adjustments, and
       taxes (Note 11)...................                                         31.4            31.4
     Minimum pension liability
       adjustment........................                                          2.9             2.9
                                                                               -------        --------
  Other comprehensive income.............                                         34.3            34.3
                                            ----    --------    ---------      -------        --------
Comprehensive income.....................                                                        197.8
                                                                                              --------
Balance, December 31, 1998...............    2.0     1,564.1          8.6        152.4         1,727.1
Comprehensive income/(loss)
  Net income.............................                           247.5                        247.5
  Other comprehensive income: unrealized
     gains on investments, net of
     unrealized losses, reclassification
     adjustments, and taxes (Note 11)....                                       (181.8)         (181.8)
Change in number of authorized and
  outstanding shares.....................    0.5        (0.5)
                                                                                              --------
Comprehensive income/(loss)..............                                                         65.7
                                            ----    --------    ---------      -------        --------
Balance, December 31, 1999...............   $2.5    $1,563.6    $   256.1      $ (29.4)       $1,792.8
                                            ====    ========    =========      =======        ========

          See accompanying notes to consolidated financial statements.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

                                                              1999         1998         1997
                                                            ---------    ---------    ---------
                                                                      ($ IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES (SEE NOTE 4):
Net income................................................  $   247.5    $   163.5    $   117.1
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Interest credited to policyholders' account balances....      105.0        110.6        122.3
  Universal life and investment-type product policy fee
     income...............................................     (143.5)      (123.6)      (112.9)
  Capitalization of deferred policy acquisition costs.....     (148.8)      (124.5)      (141.0)
  Amortization of deferred policy acquisition costs.......       70.3        122.0        181.2
  Provision for depreciation and amortization.............       31.5         41.4         55.0
  Provision for deferred federal income taxes.............       57.4         11.4        (50.2)
  Net realized gains on investments.......................     (122.2)      (168.7)       (72.1)
  Non-cash distributions from investments.................     (172.8)       (35.1)       (31.1)
  Change in other assets and accounts payable and other
     Liabilities..........................................      (26.4)       (32.7)      (177.5)
  Change in future policy benefits........................       (3.7)       136.2        206.9
  Change in other policyholders' liabilities..............       15.6         32.9        (17.4)
  Change in current federal income taxes payable..........      103.5        (14.9)       (11.2)
  Initial cash transferred to the Closed Block............         --        (46.9)          --
  Contribution from the Closed Block......................      (44.8)        (5.7)          --
                                                            ---------    ---------    ---------
Net cash (used in)/provided by operating activities.......      (31.4)        65.9         69.1
                                                            ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Sales, maturities or repayments of:
  Fixed maturities........................................      689.4        887.3        952.0
  Equity securities.......................................      328.1        177.4        246.7
  Mortgage loans on real estate...........................      132.9        424.4        334.4
  Real estate.............................................      350.7        578.3        430.8
  Other invested assets...................................       18.7         46.0          5.0
Acquisitions of investments:
  Fixed maturities........................................     (830.0)    (1,479.7)    (1,336.2)
  Equity securities.......................................     (152.0)      (230.5)      (211.5)
  Mortgage loans on real estate...........................     (412.0)      (422.4)      (183.1)
  Real estate.............................................      (44.5)       (39.5)       (52.7)
  Other invested assets...................................      (20.6)        (2.1)        (1.7)
  Policy loans, net.......................................       (7.8)       (17.8)       (15.9)
  Other, net..............................................       60.3          8.8         10.1
  Property & equipment, net...............................      (22.5)       (30.9)       (35.8)
  Acquisition of subsidiaries, net of cash acquired.......         --        (46.0)          --
                                                            ---------    ---------    ---------
Net cash provided by/(used in) investing activities.......  $    90.7    $  (146.7)   $   142.1
                                                            =========    =========    =========

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                              1999         1998         1997
                                                            ---------    ---------    ---------
                                                                      ($ IN MILLIONS)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of debt........................................  $      --    $      --    $   115.0
  Repayments of debt......................................      (84.8)       (61.3)      (126.0)
  Receipts from annuity and universal life policies
     credited to policyholders' account balances..........    1,851.5      1,254.0      1,226.4
  Return of policyholders' account balances on annuity
     policies and universal life policies.................   (1,863.6)    (1,377.0)    (1,435.2)
  Other...................................................                                  6.6
Capital Contribution (Note 4).............................        0.0        221.9          0.0
                                                            ---------    ---------    ---------
Net cash (used in)/provided by financing activities.......      (96.9)        37.6       (213.2)
                                                            ---------    ---------    ---------
Net (decrease)/increase in cash and cash equivalents......      (37.6)       (43.2)        (2.0)
Cash and cash equivalents, beginning of year..............      270.2        313.4        315.4
                                                            ---------    ---------    ---------
Cash and cash equivalents, end of year....................  $   232.6    $   270.2    $   313.4
                                                            =========    =========    =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE PERIOD FOR:
Income taxes..............................................  $    20.1    $    97.4    $   114.6
Interest..................................................  $    20.3    $    20.3    $    20.8

          See accompanying notes to consolidated financial statements.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS:

     On November 16, 1998, pursuant to its Plan of Reorganization (the "Plan") which was approved by the New York Superintendent of Insurance on the same day (the "Plan Effective Date"), The Mutual Life Insurance Company of New York ("MONY") converted from a mutual life insurance company to a stock life insurance company (the "Demutualization") and became a wholly owned subsidiary of The MONY Group Inc., (the "MONY Group" or the "Holding Company"), a Delaware corporation organized on June 24, 1997 for the purpose of becoming the parent holding company of MONY. The MONY Group has no other operations or subsidiaries. In connection with the Plan, MONY established a closed block, as more fully discussed in Note 3, to fund the guaranteed benefits and dividends of certain participating insurance policies and eligible policyholders received cash policy credits, or shares of common stock of the MONY Group in exchange for their membership interests in MONY (see Note 4). Also, on November 16, 1998, the MONY Group consummated an initial public offering (the "Offerings") of approximately
12.9 million shares of its common stock (see Note 4) and MONY changed its name to MONY Life Insurance Company (MONY Life Insurance Company and its subsidiaries are hereafter collectively referred to as "MONY Life"). The shares of common stock issued in the Offerings are in addition to approximately 34.3 million shares of common stock of the MONY Group distributed to the aforementioned eligible policyholders. The Plan and the Offerings are hereafter collectively referred to as the "Transaction". During 1999, the Company increased the number of its common shares authorized and outstanding from 2.0 million to 2.5 million in order to comply with regulatory requirements.

     MONY Life and its subsidiaries (hereafter collectively referred to as the "Company"), is primarily engaged in the business of providing a wide range of life insurance, annuity, and investment products to higher income individuals, particularly family builders, pre-retirees, and small business owners (see Note
5). The Company distributes its products primarily through its career agency sales force and various complementary distribution channels. These include sales of mutual funds sold by Enterprise Capital Management through third-party broker dealers, sales of protection products through brokerage general agencies, sales of corporate-owned life insurance ("COLI") products by the Company's corporate marketing team and sales of a variety of financial products and services through the Company's Trusted Securities Advisors Corp. subsidiary. The Company primarily sells its products in all 50 of the United States, the District of Columbia, the U.S. Virgin Islands, Guam and the Commonwealth of Puerto Rico.

     On December 31, 1998, MONY Life acquired Sagamore Financial Corporation, the holding Company parent of U.S. Financial Life Insurance Company ("USFL") for a purchase price of $48 million. USFL is a special-risk carrier based in Ohio, which distributes its products in 41 states through brokerage general agencies. The acquisition was accounted for as a purchase. In conjunction therewith, MONY Life recorded $18.8 million of goodwill which will be amortized over 20 years.

2. INVESTMENT AGREEMENT:

     On December 30, 1997, affiliates of Goldman, Sachs & Co. (the "Investors"), one of the underwriters for the Offerings, entered into an investment agreement with MONY (the "Investment Agreement"), pursuant to which: (i) the Investors purchased, for $115.0 million (the "Consideration"), Surplus Notes issued by MONY (the "MONY Notes") with an aggregate principal amount equal to the Consideration (see Note 16), and (ii) the Investors purchased, for $10.0 million, warrants (the "Warrants") to purchase from the Holding Company (after giving effect to the initial public offering) in the aggregate 7.0% of the fully diluted Common Stock as of the first date following such effectiveness on which shares of Common Stock were first issued to Eligible Policyholders (December 24, 1998).

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

3. THE CLOSED BLOCK:

     On November 16, 1998, the Company established a closed block (the "Closed Block") of certain participating insurance policies as defined in the Plan (the "Closed Block Business"). In conjunction therewith, the Company allocated assets to the Closed Block expected to produce cash flows which, together with anticipated revenues from the Closed Block Business, are reasonably expected to be sufficient to support the Closed Block Business, including but not limited to, provision for payment of claims and surrender benefits, certain expenses and taxes, and for continuation of current payable dividend scales in effect at the date of Demutualization, assuming the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. The assets allocated to the Closed Block and the aforementioned revenues inure solely to the benefit of the owners of policies included in the Closed Block.

     The assets and liabilities allocated to the Closed Block are recorded in the Company's financial statements at their historical carrying values. The carrying value of the assets allocated to the Closed Block are less than the carrying value of the Closed Block liabilities at the Plan Effective Date. The excess of the Closed Block liabilities over the Closed Block assets at the Plan Effective Date represents the total estimated future post-tax contribution expected to emerge from the operation of the Closed Block, which will be recognized in the Company's income over the period the policies and the contracts in the Closed Block remain in force.

     To the extent that the actual cash flows, subsequent to the Plan Effective Date, from the assets allocated to the Closed Block and the Closed Block Business are, in the aggregate, more favorable than assumed in establishing the Closed Block, total dividends paid to the Closed Block policyholders in future years will be greater than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. Conversely, to the extent that the actual cash flows, subsequent to the Plan Effective Date, from the assets allocated to the Closed Block and the Closed Block Business are, in the aggregate, less favorable than assumed in establishing the Closed Block, total dividends paid to the Closed Block policyholders in future years will be less than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. Accordingly, the recognition of the aforementioned estimated future post-tax contribution expected to emerge from the operation of the Closed Block is not affected by the aggregate actual experience of the Closed Block assets and the Closed Block Business subsequent to the Plan Effective Date, except in the unlikely event that the Closed Block assets and the actual experience of the Closed Block Business subsequent to the Plan Effective Date are not sufficient to pay the guaranteed benefits on the Closed Block Policies, in which case the Company will be required to fund any such deficiency from its general account assets outside of the Closed Block.

     In addition, MONY has undertaken to reimburse the Closed Block from its general account assets outside the Closed Block for any reduction in principal payments due on the Series A Notes (which have been allocated to the Closed Block) pursuant to the terms thereof, as described in Note 10. Since the Closed Block has been funded to provide for payment of guaranteed benefits and the continuation of current payable dividends on the policies included therein, it will not be necessary to use general funds to pay guaranteed benefits unless the Closed Block Business experiences very substantial ongoing adverse experience in investment, mortality, persistency or other experience factors. The Company regularly (at least quarterly) monitors the experience from the Closed Block and may make changes to the dividend scale, when appropriate, to ensure that the profits are distributed to the Closed Block policyholders in a fair and equitable manner. In addition, periodically the New York Insurance Department requires the filing of an independent auditor's report on the operations of the Closed Block.

     The results of the Closed Block are presented as a single line item in the Company's statements of income entitled, "Contribution from the Closed Block". Prior to the establishment of the Closed Block the results of the assets and policies comprising the Closed Block were reported in various line items in the Company's income statements, including: premiums, investment income, net realized gains and losses on investments, benefits, amortization of deferred policy acquisition costs, etc. In addition, all assets and liabilities

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES allocated to the Closed Block will be reported in the Company's balance sheet separately under the captions "Closed Block assets" and "Closed Block liabilities", respectively. Accordingly, certain line items in the Company's financial statements subsequent to the establishment of the Closed Block reflect material reductions in reported amounts, as compared to years prior to the establishment of the Closed Block, while having no effect on net income.

     The pre-tax Contribution from the Closed Block includes only those revenues, benefit payments, dividends, premium taxes, state guaranty fund assessments, and investment expenses considered in funding the Closed Block. However, many expenses associated with operating the Closed Block and administering the policies included therein were excluded from and, accordingly, are not funded in the Closed Block. These expenses are reported in the Company's statement of operations, outside of the Contribution from the Closed Block, consistent with how they are funded. Such expenses are reported in the separate line items to which they apply based on the nature of such expenses. Federal income taxes applicable to the Closed Block, which are funded in the Closed Block, are reflected as a component of federal income tax expense in the Company's statement of operations. Since many expenses related to the Closed Block are funded outside the Closed Block, operating costs and expenses outside the Closed Block are disproportionate to the level of business outside the Closed Block.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Basis of Presentation

     The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management these statements include all normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods presented. Actual results could differ significantly from those estimates. The most significant estimates made in conjunction with the preparation of the Company's financial statements include those used in determining (i) deferred policy acquisition costs, (ii) the liability for future policy benefits, and (iii) valuation allowances for mortgage loans and real estate to be disposed of, and impairment writedowns for real estate held for investment. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods to the current presentation.

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and those partnerships in which the Company has a majority voting interest. All significant intercompany accounts and transactions have been eliminated.

     Minority interest related to partnerships that are consolidated, which is included in Accounts Payable and Other Liabilities, amounted to $17.4 million and $33.5 million at December 31, 1999 and 1998, respectively.

  Transaction

     Net proceeds from the Offerings totalled $282.5 million. Approximately $60.6 million of the net proceeds were retained by the MONY Group and the balance of approximately $221.9 million was contributed to MONY Life.

     Of the net proceeds contributed by the MONY Group to MONY Life, approximately $168.2 million is for use by MONY Life in its general operations, approximately $13.2 million was used to fund policy credits required to be credited to Eligible Policyholders pursuant to the Plan, and $40.5 million represents a

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES reimbursement for the estimated after-tax cost of expenses incurred by MONY Life to effect the Demutualization, as required by the New York Insurance Law.

     Of the net proceeds retained by the MONY Group, approximately $2.5 million was used to pay cash to Eligible Policyholders who received cash as described in the Plan (other than pursuant to an expression of a preference to receive cash), $10.0 million is for working capital for the MONY Group, $30.0 million is to be used to pay dividends on the MONY Group's common stock and $18.1 million was used by the MONY Group to pay cash to eligible policyholders pursuant to an expression of a preference to receive cash in accordance with the Plan.

     In connection with the Demutualization on the Plan Effective Date, eligible policyholders received, in the aggregate, approximately $20.6 million of cash, $13.2 million of policy credits and 34.3 million shares of common stock of the MONY Group in exchange for their membership interests in MONY. In conjunction with the Offerings, approximately 12.9 million shares of the common stock of MONY Group were issued at an initial public offering of $23.50 per share. The Demutualization was accounted for as a reorganization. Accordingly, the Company's retained earnings at the Plan Effective Date (net of the aforementioned cash payments and policy credits which were charged directly to retained earnings) were reclassified to "Common stock" and "Capital in excess of par".

     In addition, the capital of the MONY Group includes $10.0 million relating to the Warrants (see Note 2), which as a subsidiary of MONY prior to the Plan Effective Date, was recorded in MONY's consolidated financial statements as minority interest.

  Valuation of Investments and Realized Gains and Losses

     All of the Company's fixed maturity securities are classified as available-for-sale and are reported at estimated fair value. The Company's equity securities are comprised of investments in common stocks and limited partnership interests. The Company's investments in common stocks are classified as available-for-sale and are reported at estimated fair value. The Company accounts for its investments in limited partnership interests in accordance with the equity method of accounting or the cost method of accounting depending upon the Company's percentage of ownership of the partnership and the date it was acquired. In general, partnership interests acquired after May 18, 1995 are accounted for in accordance with the equity method of accounting if the Company's ownership interest exceeds 3 percent, whereas, if the partnership was acquired prior to May 18, 1995, the equity method would be applied only if the Company's ownership interest exceeded 20 percent. In all other circumstances the Company accounts for its investment in limited partnership interests in accordance with the cost method. Unrealized gains and losses on fixed maturity securities and common stocks are reported as a separate component of other comprehensive income, net of deferred income taxes and an adjustment for the effect on deferred policy acquisition costs that would have occurred if such gains and losses had been realized. The cost of fixed maturity securities and common stock is adjusted for impairments in value deemed to be other than temporary. These adjustments are reflected as realized losses on investments. Realized gains and losses on sales of investments are determined on the basis of specific identification.

     Mortgage loans on real estate are stated at their unpaid principal balances, net of valuation allowances. Valuation allowances are established for the excess of the carrying value of a mortgage loan over its estimated fair value when the loan is considered to be impaired. Mortgage loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Estimated fair value is based on either the present value of expected future cash flows discounted at the loan's original effective interest rate, or the loan's observable market price (if considered to be a practical expedient), or the fair value of the collateral if the loan is collateral dependent and if foreclosure of the loan is considered probable. The provision for loss is reported as a realized loss on investment. Loans in foreclosure and loans considered to be impaired, other than restructured loans, are placed on non-accrual status. Interest received on non-accrual status mortgage loans is

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES included in investment income in the period received. Interest income on restructured mortgage loans is accrued at the restructured loans' interest rate.

     Real estate held for investment, as well as related improvements, are generally stated at cost less depreciation. Depreciation is determined using the straight-line method over the estimated useful life of the asset (which may range from 5 to 40 years). Cost is adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, management estimates the future cash flows expected from real estate investments, including the proceeds on disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the real estate, an impairment loss is recognized. Impairment losses are based on the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired in satisfaction of debt is recorded at estimated fair value at the date of foreclosure. Real estate that management intends to sell is classified as "to be disposed of". Real estate to be disposed of is reported at the lower of its current carrying value or estimated fair value less estimated sales costs. Changes in reported values relating to real estate to be disposed of and impairments of real estate held for investment are reported as realized gains or losses on investments.

     Policy loans are carried at their unpaid principal balances. Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid debt instruments with an original maturity of three months or less.

  Recognition of Insurance Revenue and Related Benefits

     Premiums from participating and non-participating traditional life, health and annuity policies with life contingencies are recognized as premium income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

     Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenue from these types of products consist of amounts assessed during the period against policyholders' account balances for policy administration charges, cost of insurance and surrender charges. Policy benefits charged to expense include benefit claims incurred in the period in excess of the related policyholders' account balance.

  Deferred Policy Acquisition Costs ("DAC")

     The costs of acquiring new business, principally commissions, underwriting, agency, and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred.

     For participating traditional life policies, DAC is amortized over the expected life of the contracts (30 years) as a constant percentage based on the present value of estimated gross margins expected to be realized over the life of the contracts using the expected investment yield. At December 31, 1999, the expected investment yield was 7.31%, for the year 2000 with subsequent years grading down to an ultimate aggregate yield of 7.12% in year 2013. Estimated gross margins include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends.

     For universal life products and investment-type products, DAC is amortized over the expected life of the contracts (ranging from 15 to 30 years) as a constant percentage based on the present value of estimated gross profits expected to be realized over the life of the contracts using the initial locked in discount rate. The

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES discount rate for all products is 8%. Estimated gross profits arise principally from investment results, mortality and expense margins and surrender charges.

     DAC is subject to recoverability testing at the time of policy issuance and loss recognition testing at the end of each accounting period. The effect on the amortization of DAC of revisions in estimated experience is reflected in earnings in the period such estimates are revised. In addition, the effect on the DAC asset that would result from the realization of unrealized gains (losses) is recognized through an offset to Other Comprehensive Income as of the balance sheet date.

  Future Policy Benefits and Policyholders' Account Balances

     Future policy benefit liabilities for participating traditional life policies are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Dividend fund interest assumptions range from 2.0 percent to
5.5 percent.

     Policyholders' account balances for universal life and investment-type contracts represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals. The weighted average interest crediting rate for universal life products was approximately 5.8%, 5.7% and 5.8% for the years ended December 31, 1999, 1998, and 1997, respectively. The weighted average interest crediting rate for investment-type products was approximately 5.1%, 5.2% and 5.4% for the years ended December 31, 1999, 1998, and 1997, respectively.

  Dividends to Policyholders

     Dividends to policyholders, which are substantially all on the Closed Block Business (see Note 3) are determined annually by the Board of Directors of MONY Life. The aggregate amount of policyholders' dividends is related to actual interest, mortality and morbidity for the year.

  Participating Business

     At December 31, 1999 and 1998, participating business, substantially all of which is in the Closed Block, represented approximately 63.5% and 72.6% of the Company's life insurance in force, and 81.2% and 84.2% of the number of life insurance policies in force, respectively. For each of the years ended December 31, 1999 and 1998, participating business, represented approximately 95.9% and 99.7%, respectively, of life insurance premiums.

  Property, Equipment, and Leasehold Improvements

     Property, equipment and leasehold improvements, which are reported in Other Assets, are stated at cost less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets which generally range from 3 to 40 years. Amortization of leasehold improvements is determined using the straight-line method over the lesser of the unexpired lease term or the estimated useful life of the improvement.

     Accumulated depreciation of property and equipment and amortization of leasehold improvements was $38.3 million and $71.0 million at December 31, 1999 and 1998, respectively. Related depreciation and amortization expense was $16.6 million, $11.4 million, and $8.8 million for the years ended December 31, 1999, 1998, and 1997, respectively.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Federal Income Taxes

     The Company files a consolidated federal income tax return with its life and non-life affiliates except Sagamore Financial Corporation and its subsidiaries. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

  Reinsurance

     The Company has reinsured certain of its life insurance and investment contracts with other insurance companies under various agreements. Amounts due from reinsurers are estimated based on assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reserve credits. Gains on reinsurance are deferred and amortized into income over the remaining life of the underlying reinsured contracts.

     In determining whether a reinsurance contract qualifies for reinsurance accounting, Statement of Financial Accounting Standards ("SFAS") No. 113 requires that there be a "reasonable possibility" that the reinsurer may realize a "significant loss" from assuming insurance risk under the contract. In making this assessment, the Company projects the results of the policies reinsured under the contract under various scenarios and assesses the probability of such results actually occurring. The projected results represent the present value of all the cash flows under the reinsurance contract. The Company generally defines a "reasonable possibility" as having a probability of at least 10%. In assessing whether the projected results of the reinsured business constitute a "significant loss", the Company considers: (i) the ratio of the aggregate projected loss, discounted at an appropriate rate of interest (the "aggregate projected loss"), to an estimate of the reinsurer's investment in the contract, as hereafter defined, and (ii) the ratio of the aggregate projected loss to an estimate of the total premiums to be received by the reinsurer under the contract discounted at an appropriate rate of interest.

     The reinsurer's investment in a reinsurance contract consists of amounts paid to the ceding company at the inception of the contract (e.g. expense allowances and the excess of liabilities assumed by the reinsurer over the assets transferred to the reinsurer under the contract) plus the amount of capital required to support such business consistent with prudent business practices, regulatory requirements, and the reinsurer's credit rating. The Company estimates the capital required to support such business based on what it considers to be an appropriate level of risk-based capital in light of regulatory requirements and prudent business practices.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent that the value of such assets exceeds the separate account liabilities. Investments held in separate accounts and liabilities of the separate accounts are reported separately as assets and liabilities. Substantially all separate account assets are reported at estimated fair value. Investment income and gains or losses on the investments of separate accounts accrue directly to contractholders and, accordingly, are not reflected in the Company's consolidated statements of income and cash flows. Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues.

  Consolidated Statements of Cash Flows -- Non-cash Transactions

     For the years ended December 31, 1999, 1998, and 1997, respectively, real estate of $27.0 million, $5.0 million, and $14.4 million was acquired in satisfaction of debt (including the Closed Block of $22.0 million). At December 31, 1999 and 1998, the Company owned real estate acquired in satisfaction of debt of $121.0

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES million and $143.2 million, respectively. Other non-cash transactions, which are reflected in the statement of cash flows as a reconciling item from net income to net cash provided by operating activities, consisted primarily of stock distributions from the Company's partnership investments and payment-in-kind for interest due on certain fixed maturity securities.

  Extraordinary Item -- Demutualization Expenses

     The accompanying consolidated statements of income and comprehensive income reflect extraordinary charges (net of taxes) of $2.0 million and $27.2 million for the year ended December 31, 1999 and 1998, respectively. Costs incurred in 1998 primarily include the fees of financial, legal, actuarial and accounting advisors to the Company and to the New York Insurance Department as well as printing and postage for communication with policyholders. Costs incurred in 1999 primarily relate to expenses incurred in connection with a commission-free sale and purchase program (the "Program") offered to shareholders pursuant to the Plan. Under the Program, shareholders who own fewer than 100 shares were able to sell their shares or purchase additional shares to round up to 100 shares without incurring commissions.

  New Accounting Pronouncements

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based on the hedge relationship that exists, if there is one. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133, are required to be reported in earnings. SFAS 133, as amended by SFAS 137, is effective for all fiscal quarters of the fiscal years beginning after June 15, 2000. SFAS 137 delayed the effective date of SFAS 133 by one year. Adoption of SFAS 133 is not expected to have a material effect on the Company's financial condition or results of operations.

5. SEGMENT INFORMATION:

     The Company's business activities consist of the following: protection product operations, accumulation product operations, mutual fund operations, securities broker-dealer operations, insurance brokerage operations, and certain insurance lines of business no longer written by the Company (the "run-off businesses"). These business activities represent the Company's operating segments. Except as discussed below, these segments are managed separately because they either provide different products or services, are subject to different regulation, require different strategies, or have different technology requirements.

     Management considers the Company's mutual fund operations to be an integral part of the products offered by the Company's accumulation products segment, since substantially all the mutual funds sold by the Company are offered through, and in conjunction with, the products marketed by the accumulation products segment. Accordingly, for management purposes (including, performance assessment and making decisions regarding the allocation of resources), the Company aggregates its mutual fund operations with its accumulation products segment.

     Of the aforementioned segments, only the protection products segment and the accumulation products segment qualify as reportable segments in accordance with FASB Statement No. 131. All of the Company's other segments are combined and reported in an other products segment.

     Products comprising the protection products segment primarily include a wide range of insurance products, including: whole life, term life, universal life, variable universal life, corporate-owned life insurance, last survivor variable universal life, last survivor universal life, group universal life and special-risk products. In addition, included in the protection products segment are: (i) the assets and liabilities transferred pursuant to

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES the Group Pension Transaction, as well as the Group Pension Profits (see Note
10), (ii) the Closed Block assets and liabilities, as well as the Contribution from the Closed Block, and (iii) the Company's disability income insurance business. Products comprising the accumulation products segment primarily include flexible premium variable annuities, single premium deferred annuities, immediate annuities, proprietary mutual funds, investment management services, and certain other financial services products. The Company's other products segment primarily consists of the securities broker-dealer operation, the insurance brokerage operation, and the run-off businesses. The securities broker-dealer operation markets the Company's proprietary investment products and, in addition, provides customers of the Company's protection and accumulation products access to other non-proprietary investment products (including stocks, bonds, limited partnership interests, tax-exempt unit investment trusts and other investment securities). The insurance brokerage operation provides the Company's field agency force with access to life, annuity, small group health and specialty insurance products written by other carriers to meet the insurance and investment needs of its customers. The run-off businesses primarily consist of group life and health business, as well as group pension business that was not included in the Group Pension Transaction (see Note 10).

     Set forth in the table below is certain financial information with respect to the Company's operating segments as of and for each of the years ended December 31, 1999, 1998 and 1997, as well as amounts not allocated to the segments. Except for various allocations discussed below, the accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of each operating segment based on profit or loss from operations before income taxes and nonrecurring items (e.g. items of an unusual or infrequent nature). The Company does not allocate certain non-recurring items to the segments. In addition, all segment revenues are from external customers.

     Assets have been allocated to the segments in amounts sufficient to support the associated liabilities of each segment. In addition, capital is allocated to each segment in amounts sufficient to maintain a targeted regulatory risk-based capital ("RBC") level for each segment (see Note 19). Allocations of net investment income and net realized gains on investments were based on the amount of assets allocated to each segment. Other costs and operating expenses were allocated to each of the segments based on: (i) a review of the nature of such costs, (ii) time studies analyzing the amount of employee compensation costs incurred by each segment, and (iii) cost estimates included in the Company's product pricing. Substantially all non-cash transactions and impaired real estate (including real estate acquired in satisfaction of debt) have been allocated to the Protection Products segment (see Note 4).

     Amounts reported as "unallocated amounts" in the table below primarily relate to: (i) contracts issued by MONY Life relating to its employee benefit plans, and (ii) a one-time restructuring charge in 1999 of $59.7 million pre-tax relating to the Company's early retirement program (see Note 22).

                     SEGMENT SUMMARY FINANCIAL INFORMATION

                                                              1999         1998         1997
                                                            ---------    ---------    ---------
                                                                      ($ IN MILLIONS)
PREMIUMS:
Protection Products.......................................  $    82.0    $   602.2    $   817.0
Accumulation Products.....................................        0.9          2.6          5.0
Other Products............................................       13.4         16.9         16.6
                                                            ---------    ---------    ---------
                                                            $    96.3    $   621.7    $   838.6
                                                            ---------    ---------    ---------

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                              1999         1998         1997
                                                            ---------    ---------    ---------
                                                                      ($ IN MILLIONS)
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY FEES:
Protection Products.......................................  $   122.3    $    86.2    $    74.9
Accumulation Products.....................................       73.3         64.1         50.9
Other Products............................................        0.7          1.3          1.5
                                                            ---------    ---------    ---------
                                                            $   196.3    $   151.6    $   127.3
                                                            ---------    ---------    ---------
NET INVESTMENT INCOME AND NET REALIZED GAINS (LOSSES) ON
  INVESTMENTS:
Protection Products.......................................  $   445.1    $   655.5    $   611.9
Accumulation Products.....................................      132.4        136.3        131.4
Other Products............................................       67.3         63.0         59.9
Unallocated amounts.......................................        2.3          2.2          1.9
                                                            ---------    ---------    ---------
                                                            $   647.1    $   857.0    $   805.1
                                                            ---------    ---------    ---------
OTHER INCOME:
Protection Products(1)(7).................................  $   123.0    $    85.5    $    94.9
Accumulation Products.....................................       95.1         72.8         52.1
Other Products............................................       80.7         61.1         53.1
Unallocated amounts.......................................        4.8          5.7          5.3
                                                            ---------    ---------    ---------
                                                            $   303.6    $   225.1    $   205.4
                                                            ---------    ---------    ---------
AMORTIZATION OF DEFERRED POLICY ACQUISITION COSTS:
Protection Products.......................................  $    39.6    $    92.4    $   146.8
Accumulation Products.....................................       30.7         29.6         34.4
                                                            ---------    ---------    ---------
                                                            $    70.3    $   122.0    $   181.2
                                                            ---------    ---------    ---------
BENEFITS TO POLICYHOLDERS:(2)
Protection Products.......................................  $   141.7    $   663.4    $   821.1
Accumulation Products.....................................       73.7         79.6         92.5
Other Products............................................       33.7         41.6         45.2
Unallocated amounts.......................................        4.5          7.9          7.2
                                                            ---------    ---------    ---------
                                                            $   253.6    $   792.5    $   966.0
                                                            ---------    ---------    ---------
OTHER OPERATING COSTS AND EXPENSES:
Protection Products.......................................  $   277.4    $   287.1    $   281.0
Accumulation Products.....................................      105.7         84.4         66.3
Other Products............................................       93.1         80.2         66.2
Unallocated amounts.......................................       60.4           --          3.7
                                                            ---------    ---------    ---------
                                                            $   536.6    $   451.7    $   417.2
                                                            ---------    ---------    ---------
INCOME BEFORE INCOME TAXES:
Protection Products.......................................  $   315.0    $   193.7    $   129.0
Accumulation Products.....................................       89.6         80.5         44.1
Other Products............................................       34.1         19.2         18.3
Unallocated amounts.......................................      (57.8)          --         (3.7)
                                                            ---------    ---------    ---------
                                                            $   380.9    $   293.4    $   187.7
                                                            ---------    ---------    ---------

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                              1999         1998         1997
                                                            ---------    ---------    ---------
                                                                      ($ IN MILLIONS)
ASSETS:
Protection Products(3)(8).................................  $16,181.4    $16,580.9    $15,776.5
Accumulation Products.....................................    6,175.0      6,171.3      5,757.9
Other Products............................................    1,187.6      1,256.2      1,234.2
Unallocated amounts.......................................    1,176.1        890.9        842.7
                                                            ---------    ---------    ---------
                                                            $24,720.1    $24,899.3    $23,611.3
                                                            ---------    ---------    ---------
DEFERRED POLICY ACQUISITION COSTS:
Protection Products(9)....................................  $ 1,094.9    $   857.6    $   874.1
Accumulation Products.....................................      153.3        136.7        133.0
                                                            ---------    ---------    ---------
                                                            $ 1,248.2    $   994.3    $ 1,007.1
                                                            ---------    ---------    ---------
POLICYHOLDERS' LIABILITIES:
Protection Products(4)(10)................................  $10,231.7    $10,267.0    $10,105.7
Accumulation Products.....................................    1,236.3      1,318.6      1,416.1
Other Products............................................      418.9        455.6        513.4
Unallocated amounts.......................................       17.4         17.4         16.5
                                                            ---------    ---------    ---------
                                                            $11,904.3    $12,058.6    $12,051.7
                                                            ---------    ---------    ---------
SEPARATE ACCOUNT LIABILITIES:(5)
Protection Products(6)....................................  $ 3,843.5    $ 4,056.8    $ 3,720.1
Accumulation Products.....................................    4,548.9      4,452.6      4,002.6
Other Products............................................      604.2        621.9        547.7
Unallocated amounts.......................................      832.3        776.4        736.0
                                                            ---------    ---------    ---------
                                                            $ 9,828.9    $ 9,907.7    $ 9,006.4
                                                            =========    =========    =========

---------------
 (1) Includes Group Pension Profits of $63.0 million, $56.8 million and $60.0 million for the years ended December 31, 1999, 1998 and 1997, respectively. (See Note 10).

 (2) Includes interest credited to policyholders' account balances.

 (3) Includes assets transferred in the Group Pension Transaction of $5,109.8 million, $5,751.8 million and $5,714.9 million as of December 31, 1999, 1998 and 1997, respectively.

 (4) Includes policyholder liabilities transferred in the Group Pension Transaction of $1,645.7 million, $1,824.9 million and $1,991.0 million as of December 31, 1999, 1998 and 1997 respectively.

 (5) Each segment includes separate account assets in an amount not less than the corresponding liability reported.

 (6) Includes separate account liabilities transferred in the Group Pension Transaction of $3,432.7 million, $3,829.6 million and $3,614.0 million as of December 31, 1999, 1998 and 1997, respectively.

 (7) Includes $44.8 million and $5.7 million relating to the Contribution from the Closed Block for the year ended December 31, 1999 and for period from November 16, 1998 through December 31, 1998 and the year ended December 31, 1999, respectively (see Note 3 and Note 20).

 (8) Includes Closed Block assets of $6,182.1 million and $6,161.2 million as of December 31, 1999 and 1998, respectively (see Note 3 and Note 20).

 (9) Includes deferred policy acquisition costs allocated to the Closed Block of $689.9 million and $554.6 million as of December 31, 1999 and 1998, respectively (see Note 3 and Note 20).

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

(10) Includes Closed Block policyholders' liabilities of $7,241.0 million and $7,177.1 million as of December 31, 1999 and 1998, respectively (see Note 3 and Note 20).

     Substantially all of the Company's revenues are derived in the United States. Revenue derived from outside the United States is not material and revenue derived from any single customer does not exceed 10 percent of total consolidated revenues.

     Following is a summary of revenues by product for the years ended December 31, 1999, 1998 and 1997:

                                                            1999      1998      1997
                                                           ------    ------    ------
                                                                ($ IN MILLIONS)
PREMIUMS:
Individual life(1).......................................  $ 81.9    $602.5    $742.4
Disability income insurance..............................     0.6       0.2      74.6
Group insurance..........................................    13.4      16.9      16.6
Other....................................................     0.4       2.1       5.0
                                                           ------    ------    ------
  Total..................................................  $ 96.3    $621.7    $838.6
                                                           ======    ======    ======
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY FEES:
Universal life...........................................  $ 73.2    $ 55.4    $ 48.3
Variable universal life..................................    37.6      20.4      17.8
Group universal life.....................................    11.5      10.4       8.7
Individual variable annuities............................    72.8      63.4      50.0
Individual fixed annuities...............................     1.2       2.0       2.5
                                                           ------    ------    ------
  Total..................................................  $196.3    $151.6    $127.3
                                                           ======    ======    ======

---------------
(1) Excludes revenues from individual life in the Closed Block of $620.8 million and $100.1 million, for the year ended December 31, 1999 and for the period from November 16, 1998 through December 31, 1998.

6. DEFERRED POLICY ACQUISITION COSTS:

     Policy acquisition costs deferred and amortized in 1999, 1998 and 1997 are as follows:

                                                         1999       1998        1997
                                                        ------    --------    --------
                                                               ($ IN MILLIONS)
Balance, beginning of year............................  $439.7    $1,007.1    $1,095.2
Balance transferred to the Closed Block at November
  16, 1998............................................      --      (562.3)         --
                                                        ------    --------    --------
                                                         439.7       444.8     1,095.2
                                                        ------    --------    --------
Cost deferred during the year.........................   148.7       124.7       141.0
Amortized to expense during the year..................   (70.3)     (122.0)     (181.2)
Effect on DAC from unrealized gains (losses) (see Note
  4)..................................................    40.2        (7.8)      (47.9)
                                                        ------    --------    --------
Balance, end of the year..............................  $558.3    $  439.7    $1,007.1
                                                        ======    ========    ========

7. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS:

  Pension Plans --

     The Company has a qualified pension plan covering substantially all of its salaried employees. The provisions of the plan provide both (a) defined benefit accruals based on (i) years of service, (ii) the

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES employee's final average annual compensation and (iii) wage bases or benefits under Social Security and (b) defined contribution accruals based on a Company matching contribution equal to 100% of the employee's elective deferrals under the incentive savings plan for employees up to 3% of the employee's eligible compensation and an additional 2% of eligible compensation for each active participant. Effective June 15, 1999, prospective defined contribution accruals in the defined benefit plan ceased and were redirected to the Investment Plan Supplement for Employees. The Company did not make any contribution in the current year or prior year under Section 404 of the Internal Revenue Code ("IRC") because the plan was fully funded under Section 412 of the IRC.

     During 1999, the Company amended its Qualified Pension plan which reduced certain benefit liabilities payable thereunder. The amendment resulted in a decrease of $27.0 million in the plan's projected benefit obligation.

     In July 1999, the Company offered special benefits to its employees who elected by August 15, 1999, voluntary termination of employment (special termination benefits). The special termination benefits represented benefits in excess of that which would normally be due to employees electing to retire early. These excess benefits were calculated based on grants of additional years of service and age used in the benefit calculation. All of the special termination benefits relating to the Company's qualified plan, which aggregated $30.6 million, will be paid from the Plan's assets. All the benefits paid relating to the Company's non-qualified plan, which aggregated $19.4 million, will be paid directly from the Company's assets. As a result of the aforementioned early retirement offer, the Company recorded a charge of $59.7 million in 1999 which included the aforementioned expenses in addition to severence and other related expenses and reflected this amount in Other Operating Costs and Expenses.

     The assets of the qualified pension plan are primarily invested in MONY Pooled Accounts which include common stock, real estate, private placement debt securities and bonds. At December 31, 1999 and 1998, $495.7 million and $457.3 million were invested in the MONY Pooled Accounts. Benefits of $40.4 million, $26.3 million and $24.2 million were paid by this plan for the years ended December 31, 1999, 1998, and 1997, respectively.

     The Company also sponsors a non-qualified employee excess pension plan, which provides both defined benefits and defined contribution accruals in excess of Internal Revenue Service limits to certain employees. The benefits are based on years of service and the employees final average annual compensation. Pension benefits are paid from Company's general accounts.

  Postretirement Benefits --

     The Company provides certain health care and life insurance benefits for retired employees and field underwriters. The Company amortizes its unamortized postretirement transition obligation over a period of twenty years.

     Assumed health care cost trend rates typically have a significant effect on the amounts reported for health care plans. However, under the Company's postretirement healthcare plan, there is a per capita limit on the Company's healthcare costs, as a result, a one-percentage point change in the assumed healthcare cost trend rates would have an immaterial affect on amounts reported.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The following presents the change in the benefit obligation, change in plan assets and other information with respect to the Company's qualified and non-qualified defined benefit pension plans and other benefits which represents the Company's postretirement benefit obligation:

                                                 PENSION BENEFITS     OTHER BENEFITS
                                                 ----------------    -----------------
                                                  1999      1998      1999      1998
                                                 ------    ------    ------    -------
                                                            ($ IN MILLIONS)
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year........  $398.3    $390.1    $100.0    $ 101.1
Service cost...................................    11.7      14.4       2.0        1.3
Interest cost..................................    27.3      26.3       7.2        6.4
Curtailment gain...............................    (3.8)       --        --         --
Terminated benefits............................    50.0        --        --         --
Plan amendment.................................   (27.0)       --        --         --
Actuarial (gain)/loss..........................   (38.8)      2.0      (4.0)      (3.0)
Benefits paid..................................   (44.4)    (34.5)     (7.5)      (5.8)
                                                 ------    ------    ------    -------
Benefit obligation at end of year..............   373.3     398.3      97.7      100.0
                                                 ------    ------    ------    -------
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of
  year.........................................  $459.8    $432.5    $   --    $    --
Actual return on plan assets...................    77.4      56.7        --         --
Employer contribution..........................     6.7       5.1       7.5        5.8
Benefits and expenses paid.....................   (45.9)    (34.5)     (7.5)      (5.8)
                                                 ------    ------    ------    -------
Fair value of plan assets at end of year.......   498.0     459.8        --         --
                                                 ------    ------    ------    -------
Funded status..................................   124.7      61.5     (97.7)    (100.0)
Unrecognized actuarial loss/(gain).............   (57.2)     16.4       7.4       11.1
Unamortized transition obligation..............   (13.0)    (19.8)     39.4       42.7
Unrecognized prior service cost................   (15.6)      9.7      (1.0)        --
                                                 ------    ------    ------    -------
Net amount recognized..........................  $ 38.9    $ 67.8    $(51.9)   $ (46.2)
                                                 ======    ======    ======    =======
AMOUNTS RECOGNIZED IN THE STATEMENT OF
  FINANCIAL POSITION CONSIST OF:
Prepaid benefit cost...........................  $ 93.8    $103.0    $   --    $    --
Accrued benefit liability......................   (55.0)    (39.5)    (51.9)     (46.2)
Intangible asset...............................     0.1       1.4        --         --
Accumulated other comprehensive income.........      --       2.9        --         --
                                                 ------    ------    ------    -------
Net amount recognized..........................  $ 38.9    $ 67.8    $(51.9)   $ (46.2)
                                                 ======    ======    ======    =======

     The Company's qualified plan had assets of $498.0 million and $459.8 million at December 31, 1999 and 1998, respectively. The projected benefit obligation and accumulated benefit obligation for the qualified plan were $311.0 million and $285.4 million at December 31, 1999 and $350.8 million and $311.5 million at December 31, 1998, respectively.

     The projected benefit obligation and accumulated benefit obligation for the non-qualified defined benefit pension plan, which is unfunded, were $62.3 million and $55.0 million at December 31, 1999 and $47.5 million and $39.5 million at December 31, 1998, respectively.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                            PENSION
                                                            BENEFITS      OTHER BENEFITS
                                                          ------------    --------------
                                                          1999    1998    1999     1998
                                                          ----    ----    -----    -----
WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31:
Discount rate...........................................   8.0%   6.75%    8.0%    6.75%
Expected return on plan assets..........................  10.0%   10.0%     --       --
Rate of compensation increase...........................   5.0%    5.0%    5.0%     5.0%

     For measurements purposes, a 11% percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 6% percent for 2010 and remain at that level thereafter.

     Components of net periodic benefit cost for the pension and other post-retirement plans are as follows:

                                           PENSION BENEFITS          OTHER BENEFITS
                                       ------------------------   ---------------------
                                        1999     1998     1997    1999    1998    1997
                                       ------   ------   ------   -----   -----   -----
                                                       ($ IN MILLIONS)
COMPONENTS OF NET PERIODIC BENEFIT
  COST
Service cost.........................  $ 11.7   $ 14.4   $ 12.9   $ 2.0   $ 1.3   $ 1.0
Interest cost........................    27.3     26.3     27.5     7.2     6.4     6.7
Expected return on plan assets.......   (44.2)   (41.8)   (38.0)     --      --      --
Amortization of prior service cost...    (0.8)     1.0      1.0    (0.1)     --      --
Curtailment gain.....................    (3.8)      --       --      --      --      --
Special Termination Benefits.........    50.0       --       --      --      --      --
Recognized net actuarial loss........      --       --      0.1     1.1     0.1      --
Amortization of Transition Items.....    (7.5)    (7.5)    (7.5)    3.1     3.1     3.1
                                       ------   ------   ------   -----   -----   -----
Net periodic benefit cost............  $ 32.7   $ (7.6)  $ (4.0)  $13.3   $10.9   $10.8
                                       ======   ======   ======   =====   =====   =====

     The Company also has a qualified money purchase pension plan covering substantially all career field underwriters. Company contributions of 5% of earnings plus an additional 2% of such earnings in excess of the social security wage base are made each year. In addition, after-tax voluntary field underwriter contribution of up to 10% of earnings are allowed. At December 31, 1999 and 1998, the fair value of plan assets was $250.3 million and $222.2 million, respectively. For the years ended December 31, 1999, 1998, and 1997, the Company contributed $3.1 million, $3.2 million and $3.3 million to the plan, respectively, which amounts are reflected in Other Operating Costs and Expenses.

     The Company has a non-qualified defined contribution plan, which is unfunded. The non-qualified defined contribution plan projected benefit obligation which equaled the accumulated benefit obligation was $62.2 million and $48.4 million as of December 31, 1999 and 1998, respectively. The non-qualified defined contribution plan's net periodic expense was $9.3 million, $6.6 million and $9.4 million for the years ended December 31, 1999, 1998 and 1997, respectively.

     The Company also has incentive savings plans in which substantially all employees and career field underwriters are eligible to participate. The Company matches field underwriter contributions up to 2% of eligible compensation and may also make an additional profit sharing contribution for non-officer employees. As with the Employee Excess Plan, the Company also sponsors non-qualified excess defined contribution plans for both the field underwriter retirement plan and the incentive savings plan for field underwriters.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

8. FEDERAL INCOME TAXES:

     The Holding Company files a consolidated federal income tax return with its life and non-life affiliates, except Sagamore Financial Corporation and its subsidiaries.

     Federal income taxes have been calculated in accordance with the provisions of the Internal Revenue Code of 1986, as amended. A summary of the Federal income tax expense (benefit) is presented below:

                                                            1999      1998      1997
                                                           ------    ------    ------
                                                                ($ IN MILLIONS)
Federal income tax (benefit) expense:
  Current................................................  $ 73.9    $ 84.6    $104.1
  Deferred...............................................    57.5      18.1     (46.8)
                                                           ------    ------    ------
     Total...............................................  $131.4    $102.7    $ 57.3
                                                           ======    ======    ======

     Federal income taxes reported in the consolidated statements of income are different from the amounts determined by multiplying the earnings before federal income taxes by the statutory federal income tax rate of 35%. The sources of the difference and the tax effects of each are as follows:

                                                             1999      1998     1997
                                                            ------    ------    -----
                                                                 ($ IN MILLIONS)
Tax at statutory rate.....................................  $133.3    $102.7    $65.7
Differential earnings amount..............................      --        --     (5.8)
Dividends received deduction..............................    (1.7)     (1.4)    (0.5)
Other.....................................................    (0.2)      1.4     (2.1)
                                                            ------    ------    -----
Provision for income taxes................................  $131.4    $102.7    $57.3
                                                            ======    ======    =====

     The Company's federal income tax returns for years through 1993 have been examined by the Internal Revenue Service ("IRS"). No material adjustments were proposed by the IRS as a result of these examinations. In the opinion of management, adequate provision has been made for any additional taxes which may become due with respect to open years.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The components of deferred tax liabilities and assets at December 31, 1999 and 1998 are as follows:

                                                               1999      1998
                                                              ------    ------
                                                              ($ IN MILLIONS)
Deferred policy acquisition costs...........................  $145.0    $127.9
Fixed maturities and equity securities......................    34.5      68.2
Other, net(1)...............................................    56.4      71.3
Nonlife subsidiaries........................................    17.2       8.3
                                                              ------    ------
Total deferred tax liabilities..............................   253.1     275.7
                                                              ------    ------
Policyholder and separate account liabilities...............   155.6     113.8
Accrued expenses............................................    50.8      70.4
Deferred compensation and benefits..........................    38.3      24.0
Policyholder dividends......................................      --      39.8
Real estate and mortgages...................................    25.3      29.4
                                                              ------    ------
Total deferred tax assets...................................   270.0     277.4
                                                              ------    ------
Net deferred tax asset......................................  $ 16.9    $  1.7
                                                              ======    ======

---------------
(1) Includes $3.8 million and $25.7 million at December 31, 1999 and 1998 of deferred taxes relating to net unrealized gains on fixed maturity securities in the AEGON Portfolio (see Note 10).

     The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that it will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

9. LEASES:

     The Company has entered into various operating lease agreements for office space, furniture and equipment. These leases have remaining non-cancelable lease terms in excess of one year. Total rental expense for these operating leases amounted to $29.6 million in 1999, $24.5 million in 1998 and $25.6 million in 1997. The future minimum rental obligations for the next five years and thereafter under these leases are: $30.6 million for 2000, $28.2 million for 2001, $27.0 million for 2002, $25.4 million for 2003, $22.6 million for 2004, and $154.4 for the years thereafter.

10. THE GROUP PENSION TRANSACTION:

     On December 31, 1993 (the "Group Pension Transaction Date"), the Company entered into an agreement (the "Agreement") with AEGON USA, Inc. ("AEGON") under which the Company transferred a substantial portion of its group pension business (hereafter referred to as the "Group Pension Transaction"), including its full service group pension contracts, consisting primarily of tax-deferred annuity, 401(k) and managed funds lines of business, to AEGON's wholly-owned subsidiary, AUSA Life Insurance Company, Inc. ("AUSA"). The Company also transferred to AUSA the corporate infrastructure supporting the group pension business, including data processing systems, facilities and regional offices. AUSA was newly formed by AEGON solely for the purpose of facilitating this transaction. In connection with the transaction, the Company and AEGON have entered into certain service agreements. These agreements, among other things, provide that the Company will continue to manage the transferred assets, and that AUSA will continue to provide certain administrative services to the Company's remaining group pension contracts not included in the transfer.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Pursuant to the Agreement, MONY agreed to make a $200 million capital investment in AEGON by purchasing $150 million face amount of Series A Notes and $50 million face amount of Series B Notes (hereinafter referred to as the "Notes"). The Series A Notes pay interest at 6.44 percent per annum and the Series B Notes pay interest at 6.24 percent per annum. Both the Series A Notes and the Series B Notes mature on December 31, 2002. MONY's investment in the Series A Notes was intended to provide AEGON with the funding necessary to capitalize AUSA.

     In accordance with GAAP, the transaction did not constitute a sale because the Company retained substantially all the risks and rewards associated with the Existing Deposits. Accordingly, the Company continues to reflect the transferred assets and liabilities on its balance sheet under separate captions entitled "Assets transferred in Group Pension Transaction" and "Liabilities transferred in Group Pension Transaction". In addition, the Company reports in its GAAP earnings the profits from the Existing Deposits as discussed below.

     Pursuant to the Agreement, MONY receives from AUSA (i) payments on an annual basis through December 31, 2002 (the "Group Pension Payments") equal to all of the earnings from the Existing Deposits, (ii) a final payment (the "Final Value Payment") at December 31, 2002 based on the remaining fair value of the Existing Deposits, and (iii) a contingent payment (the "New Business Growth Payment") at December 31, 2002 based on new business growth subsequent to the Transaction Date. However, the level of new business growth necessary for MONY to receive the New Business Growth Payment makes it unlikely that MONY will ever receive any such payment.

     With respect to the Group Pension Payments, the annual results from the Existing Deposits are measured on a basis in accordance with the Agreement (such basis hereafter referred to as the "Earnings Formula") which is substantially the same as GAAP, except that: (i) asset impairments on fixed maturity securities are only recognized when such securities are designated with an NAIC rating of "6", and (ii) no impairment losses are recognized on mortgage loans until such loans are disposed of or at the time, and in the calculation, of the Final Value Payment.

     Earnings which emerge from the Existing Deposits pursuant to the application of the Earnings Formula are recorded in the Company's financial statements only after adjustments (primarily to recognize asset impairments in accordance with SFAS Nos. 114 and 115) to reflect such earnings on a basis entirely in accordance with GAAP (such earnings hereafter referred to as the "Group Pension Profits"). Losses which arise from the application of the Earnings Formula for any annual period will be reflected in the Company's results of operations (after adjustments to reflect such losses in accordance with GAAP) only up to the amount for which the Company is at risk (as described below), which at any time is equal to the then outstanding principal amount of the Series A Notes.

     Operating losses reported in any annual period pursuant to the Earnings Formula are carried forward to reduce any earnings in subsequent years reported pursuant to the Earnings Formula. Any resultant deficit remaining at December 31, 2002 will be deducted from the Final Value Payment and New Business Growth Payment, if any, due to the Company. If a deficit still remains, it will be applied (as provided for in the Agreement) as an offset against the principal payment due to the Company upon maturity of the Series A Notes.

     For the years ended December 31, 1999, 1998 and 1997, AUSA reported earnings to the Company pursuant to the application of the Earnings Formula of $35.7 million, $49.8 million, and $55.7 million, respectively, and the Company recorded Group Pension Profits of $63.0 million, $56.8 million and $60.0 million, respectively. In addition, the Company earned $12.8 million, $12.8 million, and $17.7 million of interest income on the Notes during the aforementioned years. From 1994 through 1996, the Company reinvested an aggregate of $169 million of the aforementioned profits and interest in additional Series A notes (the "Additional Notes") with a face amount equal to the amount reinvested. The Additional Notes paid

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES interest at 1% above the two-year U.S. Treasury rate in effect at the time of their issuance. All of the Additional Notes were redeemed at face value by AEGON during 1997. At December 31, 1999, the remaining Series A notes held by the Company consisted of the $150.0 million face amount of Series A Notes it acquired on December 31, 1993.

     The following sets forth certain summarized financial information relating to the Group Pension Transaction as of and for the periods indicated, including information regarding: (i) the general account assets transferred to support the Existing Deposits in the Group Pension Transaction (such assets hereafter referred to as the "AEGON Portfolio"), (ii) the transferred separate account assets and liabilities, and (iii) the components of revenue and expense comprising the Group Pension Profits:

                                                               AS OF DECEMBER 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
                                                                ($ IN MILLIONS)
ASSETS:
  General Account
     Fixed maturities: available for sale, at estimated fair
       value (amortized cost; $1,532.4 and $1,564.6,
       respectively)........................................  $1,510.0    $1,620.2
     Mortgage loans on real estate..........................      98.5       214.8
     Real estate held for investment........................        --        37.9
     Real estate to be disposed of..........................      16.8          --
     Cash and cash equivalents..............................      25.3        21.7
     Accrued investment income..............................      26.5        27.6
                                                              --------    --------
     Total general account assets...........................   1,677.1     1,922.2
  Separate account assets...................................   3,432.7     3,829.6
                                                              --------    --------
       Total assets.........................................  $5,109.8    $5,751.8
                                                              ========    ========
LIABILITIES:
  General Account(1)
     Policyholders' account balances........................  $1,645.7    $1,824.9
     Other liabilities......................................      20.7        24.0
                                                              --------    --------
       Total general account liabilities....................   1,666.4     1,848.9
  Separate account liabilities(2)...........................   3,432.7     3,829.6
                                                              --------    --------
       Total liabilities....................................  $5,099.1    $5,678.5
                                                              ========    ========

---------------
(1) Includes general account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $88.9 million and $121.7 million as of December 31, 1999 and 1998, respectively.

(2) Includes separate account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $20.3 million and $33.3 million as of December 31, 1999 and 1998, respectively.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1999        1998        1997
                                                              --------    --------    --------
                                                                      ($ IN MILLIONS)
REVENUES:
Product policy fees.........................................   $ 24.0      $ 23.3      $ 23.7
Net investment income.......................................    128.4       154.7       169.3
Net realized gains on investments...........................     18.9         7.2         7.1
                                                               ------      ------      ------
  Total revenues............................................    171.3       185.2       200.1
BENEFITS AND EXPENSES:
Interest credited to policyholders' account balances........     88.4       108.7       117.3
Other operating costs and expenses..........................     19.9        19.7        22.8
                                                               ------      ------      ------
  Total benefits and expenses...............................    108.3       128.4       140.1
                                                               ------      ------      ------
  Group Pension Profits.....................................   $ 63.0      $ 56.8      $ 60.0
                                                               ======      ======      ======

  Fixed Maturity Securities

     At December 31, 1999 and 1998, there were no fixed maturity securities in the AEGON Portfolio deemed to have other than temporary impairments in value. In addition, there were no fixed maturity securities at such dates which have been non-income producing for the preceding twelve months.

     At December 31, 1999 and 1998, there were no problem fixed maturities (as hereafter defined -- see Note 12) held in the AEGON Portfolio. In addition, at such dates the carrying value of potential problem fixed maturities held in the AEGON Portfolio was $3.7 million. Also, none of the fixed maturity securities held in the AEGON Portfolio at December 31, 1999 and 1998 or prior thereto had been restructured.

     The amortized cost and estimated fair value of fixed maturity securities held in the AEGON Portfolio, by contractual maturity dates, (excluding scheduled sinking funds), as of December 31, 1999 are as follows:

                                                              AMORTIZED    ESTIMATED
                                                                COST       FAIR VALUE
                                                              ---------    ----------
                                                                  ($ IN MILLIONS)
Due in one year or less.....................................  $   91.5      $   92.5
Due after one year through five years.......................     872.0         856.1
Due after five years through ten years......................     269.7         262.8
Due after ten years.........................................      30.9          29.7
                                                              --------      --------
Subtotal....................................................   1,264.1       1,241.1
Mortgage and asset backed securities........................     268.3         268.9
                                                              --------      --------
  Total.....................................................  $1,532.4      $1,510.0
                                                              ========      ========

     Fixed maturity securities that are not due at a single maturity date have been included in the preceding table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     The percentage of fixed maturities with a credit quality of Aaa, Aa or A was 73.0% and 66.8% at December 31, 1999 and 1998, respectively. The percentage of fixed maturities rated Baa was 24.6% and 29.3% at December 31, 1999 and 1998, respectively. There were no fixed maturities in or near default.

     The net change in unrealized investment gains (losses) represents the only component of other comprehensive income generated by the AEGON Portfolio for the years ended December 31, 1999, 1998, 1997 and prior thereto. The net change in unrealized investment gains (losses) was $(77.9) million,

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

$(4.0) million and $(1.5) million for the years ended December 31, 1999, 1998 and 1997, respectively (see Note 11):

  Mortgage Loans on Real Estate

     Mortgage loans on real estate in the AEGON Portfolio at December 31, 1999 and 1998 consist of the following:

                                                              AS OF DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
                                                               ($ IN MILLIONS)
Mortgage loans..............................................  $102.8     $230.8
Valuation allowances........................................    (4.3)     (16.0)
                                                              ------     ------
Mortgage loans, net of valuation allowance..................  $ 98.5     $214.8
                                                              ======     ======

     An analysis of the valuation allowances with respect to the AEGON Portfolio for 1999, 1998 and 1997 is as follows:

                                                                FOR THE YEAR ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
                                                              1999     1998     1997
                                                              -----    -----    -----
                                                                  ($ IN MILLIONS)
Balance, beginning of year..................................  $16.0    $13.6    $22.2
Increase (decrease) in allowance............................   (6.7)     2.9     (5.1)
Reduction due to pay downs and pay offs.....................   (1.0)    (0.5)    (1.6)
Transfers to real estate....................................   (4.0)      --     (1.9)
                                                              -----    -----    -----
Balance, end of year........................................  $ 4.3    $16.0    $13.6
                                                              =====    =====    =====

     Impaired mortgage loans along with related valuation allowances with respect to the AEGON Portfolio at December 31, 1999, 1998 and 1997 are as follows:

                                                               AS OF DECEMBER 31,
                                                            -------------------------
                                                            1999      1998      1997
                                                            -----    ------    ------
                                                                 ($ IN MILLIONS)
Investment in impaired mortgage loans (before valuation
  allowances):
  Loans that have valuation allowances....................  $34.3    $ 71.1    $ 56.6
  Loans that do not have valuation allowances.............    4.4       4.4      45.8
                                                            -----    ------    ------
     Subtotal.............................................   38.7      75.5     102.4
Valuation allowances......................................   (2.7)    (11.4)     (5.8)
                                                            -----    ------    ------
Impaired mortgage loans, net of valuation allowances......  $36.0    $ 64.1    $ 96.6
                                                            =====    ======    ======

     Impaired mortgage loans that do not have valuation allowances are loans where the net present value of the expected future cash flows related to the loan or the fair value of the collateral equals or exceeds the recorded investment in the loan. Such loans primarily consist of restructured loans.

     During the years ended December 31, 1999, 1998, and 1997, the average recorded investment in impaired mortgage loans with respect to the AEGON Portfolio was approximately $50.0 million, $80.4 million, and $116.3 million, respectively. For the years ended December 31, 1999, 1998, and 1997 approximately $2.9 million, $4.5 million, and $6.5 million, respectively, of interest income on impaired loans with respect to the AEGON Portfolio was earned.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

     At December 31, 1999 and 1998, there were no mortgage loans which were non-income producing for the twelve months preceding such dates with respect to the AEGON Portfolio.

     At December 31, 1999 and 1998 the AEGON Portfolio held restructured mortgage loans of $36.0 million and $59.7 million, respectively. Interest income of $2.9 million, $4.0 million, and $6.6 million was recognized on restructured mortgage loans for the years ended December 31, 1999, 1998, and 1997, respectively. Gross interest income on these loans that would have been recorded in accordance with the original terms of such loans amounted to approximately $3.9 million, $6.9 million, and $9.2 million for the years ended December 31, 1999, 1998, and 1997, respectively.

     The following table presents the maturity distribution of mortgage loans held in the AEGON Portfolio as of December 31, 1999 ($ in millions):

                                                              DECEMBER 31, 1999
                                                              -----------------
                                                              CARRYING    % OF
                                                               VALUE      TOTAL
                                                              --------    -----
Due in one year or less.....................................   $27.9       28.3%
Due after one year through five years.......................    37.0       37.6
Due after five years through ten years......................    33.6       34.1
                                                               -----      -----
  Total.....................................................   $98.5      100.0%
                                                               =====      =====

     Total problem, potential problem and restructured commercial mortgages as a percentage of commercial mortgages were 36.6%, 29.9% and 27.8% at December 31, 1999, 1998 and 1997, respectively. Total valuation allowances as a percentage of problem, potential problem and restructured commercial mortgages at carrying value before valuation allowances were 7.0%, 15.1% and 5.7% as of December 31, 1999, 1998 and 1997, respectively.

  Real Estate

     As of December 31, 1999 and 1998, the AEGON Portfolio had real estate of $16.8 million and $37.9 million, respectively, which are net of $2.4 million and $18.2 million, respectively, of impairments taken upon foreclosure of mortgage loans. Losses recorded during the years ended December 31, 1999, 1998 and 1997 related to impairments taken upon foreclosure were $0.0 million, $0.0 million, and $4.3 million, respectively. For the year ended December 31, 1999, the real estate balance of $16.8 million was classified as real estate to be disposed of. For the year ended December 31, 1998, the balance of $37.9 million was classified as real estate held for investment. During 1999, there was $0.4 million of losses recorded for valuation allowances on real estate to be disposed of.

     Real estate is net of accumulated depreciation of $1.0 million, and $2.5 million and valuation allowances of $0.4 million and $0.0 million at December 31, 1999 and 1998, respectively. Depreciation expense of $0.7 million, $1.1 million, and $1.4 million, was recorded for the years ended December 31, 1999, 1998, and 1997, respectively.

     There was no real estate included in the AEGON Portfolio which was non-income producing for the twelve months preceding December 31, 1999, 1998, and 1997, respectively.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

11. INVESTMENT INCOME, REALIZED AND UNREALIZED INVESTMENT GAINS (LOSSES), AND COMPREHENSIVE INCOME:

     Net investment income for the years ended December 31, 1999, 1998 and 1997 was derived from the following sources:

                                                            1999      1998      1997
                                                           ------    ------    ------
                                                                ($ IN MILLIONS)
NET INVESTMENT INCOME
Fixed maturities.........................................  $226.1    $418.1    $422.5
Equity securities........................................   194.2      53.6      53.5
Mortgage loans...........................................    87.1     118.7     137.1
Real estate..............................................    34.1      44.4      56.2
Policy loans.............................................     4.4      72.5      82.2
Other investments (including cash and short-term)........    14.4      23.1      22.4
                                                           ------    ------    ------
Total investment income..................................   560.3     730.4     773.9
Investment expenses......................................    35.4      42.1      40.9
                                                           ------    ------    ------
Net investment income....................................  $524.9    $688.3    $733.0
                                                           ======    ======    ======

     Net realized gains (losses) on investments for the years ended December 31, 1999, 1998 and 1997 are summarized as follows:

                                                            1999      1998      1997
                                                           ------    ------    ------
                                                                ($ IN MILLIONS)
NET REALIZED GAINS (LOSSES) ON INVESTMENTS
Fixed maturities.........................................  $ (8.5)   $  8.3    $  7.3
Equity securities........................................    76.0       6.9      35.8
Mortgage loans...........................................    (2.2)      5.4      10.4
Real estate..............................................    52.1     127.6      20.1
Other investments assets.................................     4.8      20.5      (1.5)
                                                           ------    ------    ------
Net realized gains on investments........................  $122.2    $168.7    $ 72.1
                                                           ======    ======    ======

     Following is a summary of the change in unrealized investment gains (losses), net of related deferred income taxes and adjustment for deferred policy acquisition costs (see Note 4), which are reflected in Accumulated Other Comprehensive Income for the periods presented. The net change in unrealized investment gains (losses) and the change in the Company's minimum pension liability represent the only

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES components of other comprehensive income for the years ended December 31, 1999, 1998 and 1997 as presented below:

                                                           1999       1998      1997
                                                          -------    ------    ------
                                                                ($ IN MILLIONS)
OTHER COMPREHENSIVE INCOME
Change in unrealized gains (losses):
Fixed maturities........................................  $(458.9)   $ 66.8    $ 98.7
Equity securities.......................................    (25.3)     24.2       0.6
Other...................................................     (3.6)     (1.8)      3.7
                                                          -------    ------    ------
Subtotal................................................   (487.8)     89.2     103.0
AEGON Portfolio (See Note 10)...........................    (77.9)     (4.0)     (1.5)
                                                          -------    ------    ------
Subtotal................................................   (565.7)     85.2     101.5
Effect on unrealized gains (losses) on investments
  attributable to:
  DAC...................................................    241.6      (6.7)    (47.9)
  Deferred federal income taxes.........................    114.1     (28.4)    (17.7)
Net unrealized gains and DAC transferred to the Closed
  Block.................................................     28.2     (18.7)       --
                                                          -------    ------    ------
Change in unrealized gains (losses) on investments,
  net...................................................   (181.8)     31.4      35.9
Minimum pension liability adjustment (See Note 7).......       --       2.9      (2.9)
                                                          -------    ------    ------
Other comprehensive income..............................  $(181.8)   $ 34.3    $ 33.0
                                                          =======    ======    ======

     The following table sets forth the reclassification adjustments required for the years ended December 31, 1999, 1998, and 1997 to avoid double-counting in comprehensive income items that are included as part of net income for a period that also had been part of other comprehensive income in earlier periods:

                                                           1999       1998      1997
                                                          -------    ------    ------
                                                                ($ IN MILLIONS)
RECLASSIFICATION ADJUSTMENTS
Unrealized gains (losses) on Investments arising during
  period................................................  $(135.3)   $ 39.3    $ 53.5
Reclassification adjustment for gains included in net
  income................................................    (46.5)     (7.9)    (17.6)
                                                          -------    ------    ------
Unrealized gains (losses) on Investments, net of
  reclassification adjustments..........................  $(181.8)   $ 31.4    $ 35.9
                                                          =======    ======    ======

     Unrealized gains (losses) on investments, (excluding net unrealized gains (losses) and DAC on assets allocated to the Closed Block), reported in the above table for the years ended December 31, 1999, 1998 and 1997 are net of income tax expense (benefit) of ($139.2) million, $24.1 million, and $8.2 million, respectively, and $242.0 million, $0.8 million, and $(30.2) million, respectively, relating to the effect of such unrealized gains (losses) on DAC.

     Reclassification adjustments, (excluding net unrealized gains (losses) and DAC on assets allocated to the Closed Block), reported in the above table for the years ended December 31, 1999, 1998 and 1997 are net of income tax expense of $25.1 million, $4.3 million and $9.5 million, respectively, and $(0.4) million, $(7.5) million and $(17.7) million, respectively, relating to the effect of such amounts on DAC.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

12. INVESTMENTS:

  Fixed Maturity Securities Available-for-Sale:

     The amortized cost, gross unrealized gains and losses, and estimated fair value of fixed maturity securities available-for-sale as of December 31, 1999 and 1998 are as follows:

                                                           GROSS            GROSS
                                      AMORTIZED          UNREALIZED       UNREALIZED          ESTIMATED
                                        COST               GAINS            LOSSES           FAIR VALUE
                                 -------------------   --------------   --------------   -------------------
                                   1999       1998     1999     1998     1999    1998      1999       1998
                                 --------   --------   -----   ------   ------   -----   --------   --------
                                                               ($ IN MILLIONS)
US Treasury securities and
  Obligations of US Government
  agencies.....................  $  110.1   $   63.8   $  --   $  3.2   $  3.2   $  --   $  106.9   $   67.0
Collateralized mortgage
  obligations:
  Government agency-backed.....     147.2      180.2     0.5      3.3      2.1      --      145.6      183.5
  Non-agency backed............     101.0       85.7     0.9      3.4      2.0      --       99.9       89.1
Other asset-backed securities:
  Government agency-backed.....      16.4       20.0     0.3      1.0      0.2      --       16.5       21.0
  Non-agency backed............     402.2      347.5     1.5     12.2     13.0     0.9      390.7      358.8
Foreign governments............      20.9       16.6     3.7      1.2      0.2     0.6       24.4       17.2
Utilities......................     347.3      339.4     2.6     13.2     14.4     5.1      335.5      347.5
Corporate bonds................   1,995.5    1,953.8     9.4     79.3     78.4     9.0    1,926.5    2,024.1
                                 --------   --------   -----   ------   ------   -----   --------   --------
    Total bonds................   3,140.6    3,007.0    18.9    116.8    113.5    15.6    3,046.0    3,108.2
Redeemable preferred stocks....      22.4       23.5      --      0.6      1.7     0.3       20.7       23.8
                                 --------   --------   -----   ------   ------   -----   --------   --------
    Total......................  $3,163.0   $3,030.5   $18.9   $117.4   $115.2   $15.9   $3,066.7   $3,132.0
                                 ========   ========   =====   ======   ======   =====   ========   ========

     The carrying value of the Company's fixed maturity securities at December 31, 1999 and 1998 is net of adjustments for impairments in value deemed to be other than temporary of $16.2 million and $15.1 million, respectively.

     At December 31, 1999 and 1998, there was $1.6 million and $0.0 million, respectively of fixed maturity securities which had been non-income producing for the twelve months preceding such dates.

     The Company classifies fixed maturity securities which (i) are in default as to principal or interest payments, or (ii) are to be restructured pursuant to commenced negotiations, (iii) went into bankruptcy subsequent to acquisition, or
(iv) are deemed to have other than temporary impairments to value as "problem fixed maturity securities". At December 31, 1999 and 1998, the carrying value of problem fixed maturities held by the Company was $33.9 million. In addition, at December 31, 1999 and 1998, the Company held $0.0 million and $8.6 million of fixed maturity securities which had been restructured. Gross interest income that would have been recorded in accordance with the original terms of restructured fixed maturity securities amounted to $0.0 million and $0.9 million for the years ended December 31, 1999 and 1998, respectively. Gross interest income on these fixed maturity securities included in net investment income aggregated $0.0 million and $1.3 million for the years ended December 31, 1999 and 1998, respectively.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity dates (excluding scheduled sinking funds) as of December 31, 1999, are as follows:

                                                                       1999
                                                              -----------------------
                                                              AMORTIZED    ESTIMATED
                                                                COST       FAIR VALUE
                                                              ---------    ----------
                                                                  ($ IN MILLIONS)
Due in one year or less.....................................  $  138.6      $  139.7
Due after one year through five years.......................     553.2         547.0
Due after five years through ten years......................   1,243.3       1,193.4
Due after ten years.........................................     561.1         533.9
                                                              --------      --------
  Subtotal..................................................   2,496.2       2,414.0
Mortgage- and asset-backed securities.......................     666.8         652.7
                                                              --------      --------
  Total.....................................................  $3,163.0      $3,066.7
                                                              ========      ========

     Fixed maturity securities that are not due at a single maturity date have been included in the preceding table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     Proceeds from sales of fixed maturity securities including those in the Closed Block during 1999, 1998 and 1997 were $632.8 million, $396.9 million and $225.0 million, respectively. Gross gains of $6.9 million, $10.6 million, and $5.2 million and gross losses of $19.4 million, $2.9 million, and $2.6 million were realized on these sales, respectively.

  Equity Securities

     The cost, gross unrealized gains and losses, and estimated fair value of marketable and nonmarketable equity securities at December 31, 1999 and 1998 are as follows:

                                                      GROSS            GROSS
                                                   UNREALIZED       UNREALIZED        ESTIMATED
                                    COST              GAINS           LOSSES         FAIR VALUE
                               ---------------   ---------------   -------------   ---------------
                                1999     1998     1999     1998    1999    1998     1999     1998
                               ------   ------   ------   ------   -----   -----   ------   ------
                                                         ($ IN MILLIONS)
Marketable equity
  Securities.................  $217.5   $233.6   $ 63.3   $ 48.7   $ 9.3   $ 6.7   $271.5   $275.6
Nonmarketable equity
  Securities.................   178.5    128.2     84.4     65.7    14.6    12.3    248.3    181.6
                               ------   ------   ------   ------   -----   -----   ------   ------
                               $396.0   $361.8   $147.7   $114.4   $23.9   $19.0   $519.8   $457.2
                               ======   ======   ======   ======   =====   =====   ======   ======

     Proceeds from sales of equity securities during 1999, 1998 and 1997 were $302.7 million, $165.0 million and $234.1 million, respectively. Gross gains of $90.0 million, $24.4 million, and $44.4 million and gross losses of $12.4 million, $17.2 million, and $4.7 million were realized on these sales, respectively.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

13. MORTGAGE LOANS ON REAL ESTATE AND REAL ESTATE:

     Mortgage loans on real estate at December 31, 1999 and 1998 consist of the following:

                                                                1999        1998
                                                              --------    --------
                                                                ($ IN MILLIONS)
Commercial mortgage loans...................................  $  777.8    $  546.1
Agricultural and other loans................................     515.6       465.4
                                                              --------    --------
Total loans.................................................   1,293.4     1,011.5
Less: valuation allowances..................................     (23.0)      (23.2)
                                                              --------    --------
Mortgage loans, net of valuation allowances.................  $1,270.4    $  988.3
                                                              ========    ========

     An analysis of the valuation allowances for 1999, 1998 and 1997 is as follows:

                                                            1999      1998      1997
                                                            -----    ------    ------
                                                                 ($ IN MILLIONS)
Balance, beginning of year................................  $23.2    $ 54.9    $ 67.0
Increase in allowance.....................................    3.2      11.9       1.4
Reduction due to pay downs and pay offs...................   (1.2)    (16.0)    (12.7)
Transfers to real estate..................................   (2.2)     (4.0)     (0.8)
Transfers to the Closed Block.............................     --     (23.6)       --
                                                            -----    ------    ------
Balance, end of year......................................  $23.0    $ 23.2    $ 54.9
                                                            =====    ======    ======

     Impaired mortgage loans along with related valuation allowances as of December 31, 1999 and 1998 were as follows:

                                                               1999      1998
                                                              ------    ------
                                                              ($ IN MILLIONS)
Investment in impaired mortgage loans (before valuation
  allowances):
Loans that have valuation allowances........................  $109.1    $116.7
Loans that do not have valuation allowances.................    30.1      29.5
                                                              ------    ------
  Subtotal..................................................   139.2     146.2
Valuation allowances........................................   (17.5)    (10.9)
                                                              ------    ------
  Impaired mortgage loans, net of valuation allowances......  $121.7    $135.3
                                                              ======    ======

     Impaired mortgage loans that do not have valuation allowances are loans where the net present value of the expected future cash flows related to the loan or the fair value of the collateral equals or exceeds the recorded investment in the loan. Such loans primarily consist of restructured loans or loans on which impairment writedowns were taken prior to the adoption of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan".

     During 1999 and 1998, the average recorded investment in impaired mortgage loans was approximately $262.6 million and $300.1 million, respectively including Closed Block mortgages. During 1999, 1998, and 1997, the Company recognized $19.8 million, $24.2 million, and $28.5 million, respectively, of interest income on impaired loans (see Note 20.)

     At December 31, 1999 and 1998, the carrying values of mortgage loans which were non-income producing for the twelve months preceding such dates were $21.0 million and $12.9 million, respectively.

     At December 31, 1999 and 1998, the Company had restructured mortgage loans of $100.1 million (excluding the Closed Block) and $110.6 million, respectively. Interest income of $6.3 million, $13.0 million

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES and $20.3 million was recognized on restructured mortgage loans in 1999, 1998, and 1997, respectively. Gross interest income on these loans that would have been recorded in accordance with the original terms of such loans amounted to approximately $11.6 million, $18.1 million, and $26.7 million in 1999, 1998 and 1997, respectively.

     The following table summarizes the Company's real estate at December 31, 1999 and 1998:

                                                              AS OF DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
                                                               ($ IN MILLIONS)
Real estate to be disposed of(1)............................  $375.6     $393.7
Impairment writedowns.......................................   (52.7)     (50.2)
Valuation allowance.........................................   (22.0)     (30.6)
                                                              ------     ------
Carrying value of real estate to be disposed of.............  $300.9     $312.9
                                                              ------     ------
Real estate held for investment(2)..........................  $ 57.0     $381.9
Impairment writedowns.......................................   (10.8)     (60.6)
                                                              ------     ------
Carrying value of real estate held for investment...........  $ 46.2     $321.3
                                                              ======     ======

---------------
(1) Amounts presented as of December 31, 1999 and 1998 are net of $42.1 million and $29.0 million, respectively, relating to impairments taken upon foreclosure of mortgage loans.

(2) Amounts presented as of December 31, 1999 and 1998 are net of $5.9 million and $26.8 million, respectively, relating to impairments taken upon foreclosure of mortgage loans.

     An analysis of the valuation allowances relating to real estate classified as to be disposed of for the years ended December 31, 1999, 1998 and 1997 is as follows:

                                                            1999      1998      1997
                                                           ------    ------    ------
                                                                ($ IN MILLIONS)
Balance, beginning of year...............................  $ 30.6    $ 82.7    $ 46.0
Increase due to transfers of properties to real estate to
  be disposed of during the year.........................    11.0       1.7      66.1
Increases (decreases) in valuation allowances from the
  end of the prior period on properties to be disposed
  of.....................................................     1.1       5.0      (2.3)
Decrease as a result of transfers of valuation allowances
  to held for investment.................................      --     (13.5)       --
Decrease as a result of sale.............................   (20.7)    (45.3)    (27.1)
                                                           ------    ------    ------
Balance, end of year.....................................  $ 22.0    $ 30.6    $ 82.7
                                                           ======    ======    ======

     Real estate is net of accumulated depreciation of $138.6 million and $290.1 million for 1999 and 1998, respectively, and depreciation expense recorded was $8.5 million, $26.6 million and $45.1 million for the years ended December 31, 1999, 1998 and 1997, respectively.

     At December 31, 1999 and 1998, the carrying value of real estate which was non-income producing for the twelve months preceding such dates was $16.9 million and $12.5 million, respectively. Approximately 69.4% of such real estate at December 31, 1999 consisted of land and the balance consisted of vacant buildings.

     The carrying value of impaired real estate as of December 31, 1999 and 1998 was $84.2 million and $78.4 million, respectively. The depreciated cost of such real estate as of December 31, 1999 and 1998 was $147.7 million and $189.1 million before impairment writedowns of $63.5 million and $110.7 million, respectively.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

The aforementioned impairments occurred primarily as a result of low occupancy levels and other market related factors. Losses recorded during 1999, 1998, and 1997 related to impaired real estate aggregated $0.0 million, $5.9 million, and $0.0 million, respectively, and are included as a component of net realized gains on investments. Substantially all impaired real estate is allocated to the Protection Products segment.

14. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The estimated fair values of the Company's financial instruments approximate their carrying amounts except for long-term debt as described below. The methods and assumptions utilized in estimating the fair values of the Company's financial instruments are summarized as follows:

  Fixed Maturities and Equity Securities

     The estimated fair values of fixed maturity securities are based upon quoted market prices, where available. The fair values of fixed maturity securities not actively traded and other non-publicly traded securities are estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market interest rate commensurate with the credit quality and term of the investments. Equity securities primarily consist of investments in common stocks and limited partnership interests. The fair values of the Company's investment in common stocks are determined based on quoted market prices, where available. The fair value of the Company's investments in limited partnership interests are based on amounts reported by such partnerships to the Company.

  Mortgage Loans

     The fair values of mortgage loans are estimated by discounting expected future cash flows, using current interest rates for similar loans to borrowers with similar credit risk. Loans with similar characteristics are aggregated for purposes of the calculations. The fair value of mortgages in process of foreclosure is the estimated fair value of the underlying collateral.

  Policy Loans

     Policy loans are an integral component of insurance contracts and have no maturity dates. Management has determined that it is not practicable to estimate the fair value of policy loans.

  Long-term Debt

     The fair value of long-term debt at December 31, 1999 was $251.7 million and is determined based on contractual cash flows discounted at market rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk.

  Separate Account Assets and Liabilities

     The estimated fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand, which includes surrender charges.

  Investment-Type Contracts

     The fair values of annuities are based on estimates of the value of payments available upon full surrender. The fair values of the Company's liabilities under guaranteed investment contracts are estimated by discounting expected cash outflows using interest rates currently offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

15. REINSURANCE:

     Life insurance business is ceded on a yearly renewable term basis under various reinsurance contracts. The Company's general practice is to retain no more than $4.0 million of risk on any one person for individual products and $6.0 million for last survivor products.

     The Company has entered into coinsurance agreements with other insurers related to a portion of its extended term insurance, guaranteed interest contract and long-term disability claim liabilities and reinsures approximately 50% of its block of paid-up life insurance policies.

     The following table summarizes the effect of reinsurance for the years indicated:

                                                           1999      1998       1997
                                                          ------    -------    ------
                                                                ($ IN MILLIONS)
Direct premiums (includes $74.4, $78.4 and $78.1 of
  accident and health premiums for 1999, 1998, and 1997,
  respectively).........................................  $181.6    $ 728.7    $871.0
Reinsurance assumed.....................................     5.0        5.3       6.2
Reinsurance ceded (includes $(73.8), $(78.2), and $(3.5)
  of accident and health premiums for 1999, 1998, and
  1997, respectively)...................................   (90.3)    (112.3)    (38.6)
                                                          ------    -------    ------
  Net premiums(1).......................................  $ 96.3    $ 621.7    $838.6
                                                          ======    =======    ======
Universal life and investment type product policy fee
  income ceded..........................................  $ 14.4    $   8.9    $  8.8
                                                          ======    =======    ======
Policyholders' benefits ceded(2)........................  $ 38.2    $ 107.3    $ 69.0
                                                          ======    =======    ======
Interest credited to policyholders' account balances
  ceded.................................................  $  4.5    $   6.5    $  9.9
                                                          ======    =======    ======

---------------
(1) Excludes Closed Block direct premiums of $639.9 and $103.3 and reinsurance ceded of $19.0 and $3.2 at December 31, 1999 and 1998, respectively.

(2) Excludes $21.8 million of Closed Block benefits ceded at December 31, 1999.

     The Company is contingently liable with respect to ceded insurance should any reinsurer be unable to meet its obligations under these agreements. To limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

     Effective December 31, 1997, the Company transferred all of its existing in force disability income insurance business to a third party reinsurer under an indemnity reinsurance contract and ceased writing new disability income insurance business. As a result of this transaction, the Company recorded a loss before tax of approximately $9.1 million for the year ended December 31, 1997.

16. DEBT:

     The Company's debt at December 31, 1999 and 1998 consists of the following:

                                                               1999      1998
                                                              ------    ------
                                                              ($ IN MILLIONS)
Surplus notes...............................................  $240.0    $231.7
Real estate mortgage encumbrances...........................    58.8      94.6
Other.......................................................      --      49.1
                                                              ------    ------
                                                              $298.8    $375.4
                                                              ======    ======

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Surplus Notes

     On December 31, 1997, the Company issued the MONY Notes in connection with the Investment Agreement (see Note 2). The MONY Notes have a face amount of $115.0 million, a coupon rate of interest of 9.5% per annum, and mature on December 30, 2012. Interest on the MONY Notes is payable semi-annually and principal is payable at maturity. Payment of interest on the MONY Notes may only be made upon the prior approval of the New York State Superintendent of Insurance. For each of the years in the period ended December 31, 1999 and 1998, the Company recorded interest expense of $10.9 million related the MONY Notes.

     On August 15, 1994, the Company issued Surplus Notes due August 15, 2024 with a face amount of $125.0 million. The notes were issued at a discount of approximately 42.1% from the principal amount payable at maturity, resulting in net proceeds after issuance expenses of approximately $70.0 million. The amount of such original issue discount represents a yield of 11.25% per annum for the period from August 15, 1994 until August 15, 1999. Interest on the notes did not accrue until August 15, 1999; thereafter, interest on the notes is scheduled to be paid on February 15 and August 15 of each year, commencing February 15, 2000, at a rate of 11.25% per annum.

     Payment of interest on the Surplus Notes may only be made upon the prior approval of the New York State Superintendent of Insurance. The Company amortizes the discount using the interest method. For the years ended December 31, 1999, 1998, and 1997, the Company recorded interest expense of $13.5 million, $12.1 million, and $10.8 million, respectively, related to these notes.

  Real Estate Mortgage Encumbrances

     The Company has mortgage loans on certain of its real estate properties. The interest rates on these loans range from 6.7% to 7.7%. Maturities range from June 2000 to February 2002. For the years ended December 31, 1999, 1998 and 1997, interest expense on such mortgage loans aggregated $5.0 million, $9.0 million, and $12.3 million, respectively.

  Other

     During 1989, the Company entered into a transaction which is accounted for as a financing arrangement involving certain real estate properties held for investment. Pursuant to the terms of the agreement, the Company effectively pledged the real estate properties as collateral for a loan of approximately $35.0 million bearing simple interest at a rate of 8% per annum. The remaining obligation of $44.1 was paid in full on December 1, 1999. At December 31, 1998, the outstanding balance of the obligation including accrued interest was $42.4 million. Interest expense on the obligation of $3.4 million, $3.1 million, and $3.0 million is reflected in Other Operating Costs and Expenses on the statements of income for the years ended December 31, 1999, 1998 and 1997, respectively.

     In 1988, the Company financed one of its real estate properties under a sales/leaseback arrangement. The facility was sold for $66.0 million, $56.0 million of which was in the form of an interest bearing note receivable and $10.0 million in cash. The note was originally due January 1, 2009, however, on December 1, 1999, the remaining balance of the interest bearing note of $44.2 was paid in full as part of the sale of the property to a third party. The transaction continues to be accounted for as a sale/leaseback arrangement, with the proceeds received from the sale, amortized into income over the life of the lease. The lease has a term of 20 years beginning December 21, 1988 and requires minimum annual rental payments of $7.3 million in 2000, $7.4 million in 2001, $7.6 million in 2002, $7.7 million in 2003, $7.9 million in 2004 and $33.1 million thereafter. The Company has the option to renew the lease at the end of the lease term.

     Prior to December 31, 1997, the Company had outstanding debt which represented floating rate notes that were issued by a trust that qualified as a Real Estate Mortgage Investment Conduit (REMIC) under

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

Section 860 of the Internal Revenue Code. For the year ended December 31, 1997, the Company recorded interest expense of $0.8 million, related to the REMIC. The weighted average interest rate on the notes for the year ended December 31, 1997 was 5.9%.

     Prior to December 31, 1997, the Company had outstanding Eurobond debt. For the year ended December 31, 1997 interest expense on the Eurobonds outstanding aggregated $2.1 million. The weighted average interest rate on such debt for the year ended December 31, 1997 was 8.13%.

     At December 31, 1999, aggregate maturities of long-term debt based on required principal payments for 2000 and the succeeding four years are $0.0 million, $0.0 million, $5.4 million, $0.0 million, and $0.0 million, respectively, and $240.0 million thereafter.

17. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK:

  Financial Instruments with Off-Balance Sheet Risk:

     Pursuant to a securities lending agreement with a major financial institution, the Company from time to time lends securities to approved borrowers. At December 31, 1999 and 1998, securities loaned by the Company under this agreement had a fair value of approximately $42.6 million and $98.9 million, respectively. The minimum collateral on securities loaned is 102 percent of the market value of the loaned securities. Such securities are marked to market on a daily basis and the collateral is correspondingly increased or decreased.

  Concentration of Credit Risk:

     At December 31, 1999 and 1998, the Company had no single investment or series of investments with a single issuer (excluding U.S. Treasury securities and obligations of U.S. government agencies) exceeding 0.5% and 3.5%, respectively, of total cash and invested assets.

     The Company's fixed maturity securities are diversified by industry type. The industries that comprise 10% or more of the carrying value of the fixed maturity securities at December 31, 1999 are Non-Government Asset/Mortgage-Backed of $490.6 million (16.0%), Consumer Goods and Services of $462.0 million (15.1%), Public Utilities of $335.5 million (10.9%), Other Manufacturing of $305.4 million (10.0%).

     At December 31, 1998 the industries that comprise 10% or more of the carrying value of the fixed maturity securities were Non-Government Asset/Mortgage-Backed of $448.0 million (14.3%), Other Manufacturing of $391.3 million (12.5%), Consumer Goods and Services of $408.5 million (13.1%), and Public Utilities of $347.5 million (11.1%).

     The Company holds below investment grade fixed maturity securities with a carrying value of $308.3 million at December 31, 1999. These investments consist mostly of privately issued bonds which are monitored by the Company through extensive internal analysis of the financial condition of the issuers and which generally include protective debt covenants. At December 31, 1998, the carrying value of the Company's investments in below investment grade fixed maturity securities amounted to $252.0 million.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The Company has significant investments in commercial and agricultural mortgage loans and real estate (including joint ventures and partnerships). The locations of property collateralizing mortgage loans and real estate investment carrying values at December 31, 1999 and 1998 are as follows:

                                                       1999                 1998
                                                 -----------------    -----------------
                                                            ($ IN MILLIONS)
GEOGRAPHIC REGION
West...........................................  $  323.3     20.0%   $  315.8     19.5%
Mountain.......................................     319.7     19.8       392.5     24.2
Southeast......................................     307.3     19.0       292.2     18.0
Midwest........................................     290.4     17.9       220.7     13.6
Northeast......................................     234.7     14.5       261.5     16.1
Southwest......................................     142.1      8.8       139.8      8.6
                                                 --------    -----    --------    -----
  Total........................................  $1,617.5    100.0%   $1,622.5    100.0%
                                                 ========    =====    ========    =====

     The states with the largest concentrations of mortgage loans and real estate investments at December 31, 1999 are: California, $179.2 million (11.1%); New York $158.7 million (9.8%); Arizona, $157.8 million (9.8%); Illinois, $97.1 million (6.0%); Texas, $92.0 million (5.7%); Georgia, $83.0 million (5.1%); and Washington, $75.9 million (4.7%).

     As of December 31, 1999 and 1998, the real estate and mortgage loan portfolio was also diversified as follows:

                                                       1999                 1998
                                                 -----------------    -----------------
                                                            ($ IN MILLIONS)
PROPERTY TYPE:
Office buildings...............................  $  610.2     37.7%   $  585.4     36.1%
Agricultural...................................     510.1     31.5       459.7     28.4
Hotel..........................................     182.4     11.3       264.9     16.3
Retail.........................................     112.6      7.0       164.1     10.1
Other..........................................      95.6      5.9        72.7      4.5
Industrial.....................................      77.0      4.8        51.0      3.1
Apartment buildings............................      29.6      1.8        24.7      1.5
                                                 --------    -----    --------    -----
  Total........................................  $1,617.5    100.0%   $1,622.5    100.0%
                                                 ========    =====    ========    =====

18. COMMITMENTS AND CONTINGENCIES:

     a) Since late 1995 a number of purported class actions were commenced in various state and federal courts against the Company alleging that the Company engaged in deceptive sales practices in connection with the sale of whole and universal life insurance policies from the early 1980s through the mid 1990s. Although the claims asserted in each case are not identical, they seek substantially the same relief under essentially the same theories of recovery (i.e., breach of contract, fraud, negligent misrepresentation, negligent supervision and training, breach of fiduciary duty, unjust enrichment and violation of state insurance and/or deceptive business practice laws). Plaintiffs in these cases (including the Goshen case discussed below) seek primarily equitable relief (e.g., reformation, specific performance, mandatory injunctive relief prohibiting the Company from canceling policies for failure to make required premium payments, imposition of a constructive trust and creation of a claims resolution facility to adjudicate any individual issues remaining after resolution of all class-wide issues) as opposed to compensatory damages, although they also seek compensatory damages in

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES unspecified amounts. The Company has answered the complaints in each action, (except for one being voluntarily held in abeyance), has denied any wrongdoing and has asserted numerous affirmative defenses.

     On June 7, 1996, the New York State Supreme Court certified one of those cases the Goshen v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America, the Goshen case, being the first of the aforementioned class actions filed, as a nationwide class consisting of all persons or entities who have, or at the time of the policy's termination had, an ownership interest in a whole or universal life insurance policy issued by the Company and sold on an alleged "vanishing premium" basis during the period January 1, 1982 to December 31, 1995. On March 27, 1997, the Company filed a motion to dismiss or, alternatively, for summary judgment on all counts of the complaint. All of the other putative class actions have been consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the District of Massachusetts, or are being voluntarily held in abeyance pending the outcome of the Goshen case.

     On October 21, 1997, the New York State Supreme Court granted the Company's motion for summary judgment and dismissed all claims filed in the Goshen case against the Company on the merits. On December 20, 1999, the New York State Court of Appeals affirmed the dismissal of all but one of the claims in the Goshen case (a claim under New York's General Business Law), which has been remanded back to the New York State Supreme Court for further proceedings consistent with the opinion. The Company intends to defend itself vigorously against the sole remaining claim. There can be no assurance that the present litigation relating to sales practices will not have a material adverse effect on the Company.

     On November 16, 1999, the MONY Group, Inc. and MONY Life Insurance Company were served with a complaint in an action entitled Calvin Chatlos, M.D., and Alvin H. Clement, On Behalf of Themselves And All Others Similarly Situated v. The MONY Life Insurance Company, The MONY Group Inc., and Neil D. Levin, Superintendent, New York Department of Insurance, the Chatlos case, filed in the United States District Court for the Southern District of New York. The action purports to be brought as a class action on behalf of all individuals who had an ownership interest in one or more in-force life insurance policies issued by MONY Life Insurance Company as of November 16, 1998. The complaint alleges that
(i) the New York Superintendent of Insurance Neil D. Levin, violated Section 7312 of the New York Insurance Law by approving the plan of demutualization, which plaintiffs claim was not fair and adequate, primarily because it allegedly failed to provide for sufficient assets for the mechanism established under the plan to preserve reasonable policyholder dividend expectations of the closed block, and (ii) the Company violated Section 7312 by failing to develop and submit to the Superintendent a plan of demutualization that was fair and adequate. The plaintiffs seek equitable relief in the form of an order vacating and/or modifying the Superintendent's order approving the plan of demutualization and/or directing the Superintendent to order the Company to increase the assets in the closed block, as well as unspecified monetary damages, attorneys' fees and other relief.

     In order to challenge successfully the New York Superintendent's approval of the plan, plaintiffs would have to sustain the burden of showing that such approval was arbitrary and capricious or an abuse of discretion, made in violation of lawful procedures, affected by an error of law or not supported by substantial evidence. In addition, Section 7312 provides that the Company may ask the court to require the challenging party to give security for the reasonable expenses, including attorneys' fees, which may be incurred by the Company or the Superintendent or for which the Company may become liable, to which security the Company shall have recourse in such amount as the court shall determine upon the termination of the action.

     On February 2, 2000, the District Court entered an order approving the voluntary dismissal of the complaint. Under the terms of the order, plaintiffs have six months from the date thereof to refile in state court, and defendants have retained the right in any subsequent action to assert that plaintiffs' claims were time-barred when initially asserted and/or barred by virtue of plaintiffs' delay (laches) in bringing suit in the first place.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

     In addition to the matters discussed above, the Company is involved in various other legal actions and proceedings in connection with its businesses. The claimants in certain of these actions and proceedings seek damages of unspecified amounts.

     With respect to all of the other aforementioned pending litigation, the Company recorded a provision, which is reflected in Other Operating Costs and Expenses, of $1.7 million, $13.1 million, and $0.0 million during the years ended December 31, 1999, 1998 and 1997, respectively. While the outcome of such matters cannot be predicted with certainty, in the opinion of management, any additional liability beyond that recorded in the consolidated financial statements at December 31, 1999, resulting from the resolution of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

     Insurance companies are subject to assessments, up to statutory limits, by state guaranty funds for losses of policyholders of insolvent insurance companies. In the opinion of management, such assessments will not have a material adverse effect on the consolidated financial position and the results of operations of the Company.

     The Company maintains two lines of credit with domestic banks totaling $150.0 million with scheduled renewal dates in September 2000 and September 2003. Under these lines of credit, the Company is required to maintain a certain statutory tangible net worth and debt to capitalization ratio. The Company has not borrowed against these lines of credit since their inception.

     At December 31, 1999, the Company had commitments to issue $8.7 million of fixed rate agricultural loans with periodic interest rate reset dates. The initial interest rates on such loans range from approximately 7.25% to 8.75%. In addition, the Company had commitments to issue $70.2 million of fixed rate commercial mortgage loans with interest rates ranging from 7.00% to 8.92%. The Company had commitments outstanding to purchase private fixed maturity securities as of December 31, 1999 of $15.0 million with an interest rate of 9.0%. At December 31, 1999, the Company had commitments to contribute capital to its equity partnership investments of $118.1 million.

     b) Plaintiffs in the Chatlos case filed a new complaint in the Supreme Court of the State of New York, New York County, on March 27,2000. Although the Superintendent of Insurance remains a defendant in the new action, plaintiff seeks only declaratory relief, rather than damages, from him. In addition, plaintiffs have reformulated their claims against the Company. In the new complaint, plaintiffs first seek a declaratory judgment that the Superintendent of Insurance and the Company violated Section 7312 by withholding certain information from the policyholders, thereby denying them their right to an informed vote in connection with the demutualization. Second, plaintiffs seek an award of unspecified damages against the Company for wrongfully denying policyholders a fair and equitable amount for their membership interests. Third, plaintiffs assert a breach of contract claim, claiming the Company breached its contractual obligations to the policyholders by proposing a demutualization plan that did not comply with New York law. Finally, plaintiffs claim that the Company breached fiduciary duties allegedly owed to them by authorizing the demutualization plan without regard to their interest. The Company believes the claims are without merit and intends to defend itself vigorously.

19. STATUTORY FINANCIAL INFORMATION AND REGULATORY RISK-BASED CAPITAL

     The combined statutory net income reported by the Company for the years ended December 31, 1999, 1998, and 1997 was $131.0 million, $9.7 million, and $88.5 million, respectively. The combined statutory surplus of the Company as of December 31, 1999 and 1998 was $1,067.1 million and $1,015.8 million respectively.

     In March 1998, the National Association of Insurance Commissioners ("NAIC") voted to adopt its Codification of Statutory Accounting Principles project (referred to hereafter as "codification"). Codification

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES is a modified form of statutory accounting principles that will result in changes to the current NAIC Accounting Practices and Procedures Manual applicable to insurance enterprises. Although adoption of codification by all states is not a certainty, the NAIC has recommended that all states enact codification as soon as practicable with an effective date of January 1, 2001. It is currently anticipated that codification will become an NAIC state accreditation requirement starting in 2002. In addition, the American Institute of Certified Public Accountants and the NAIC have agreed to continue to allow the use of certain permitted accounting practices when codification becomes effective in 2001. Any accounting differences from codification principles, however, must be disclosed and quantified in the footnotes to the audited financial statements. Therefore, codification will likely result in changes to what are currently considered prescribed statutory insurance accounting practices.

     Each insurance company's state of domicile imposes minimum risk-based capital requirements. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the Company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. Each of the Company's insurance subsidiaries exceed the minimum risk based capital requirements.

     As part of their routine regulatory oversight, the Department recently completed an examination of MONY for each of the five years in the period ended December 31, 1996, and the Arizona State Insurance Department recently completed an examination of MONY's wholly owned life insurance subsidiary, MONY Life Insurance Company of America, for each of the three years in the period ended December 31, 1996. The reports did not cite any matter which would result in a material effect on the Company's financial condition or results of operations.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

20. CLOSED BLOCK -- SUMMARY FINANCIAL INFORMATION

     Summarized financial information of the Closed Block as of December 31, 1999 and December 31, 1998 and for the year ended December 31, 1999 and for the period from November 16, 1998 (date of establishment of the Closed Block) through December 31, 1998 is presented below:

                                                             DECEMBER 31,    DECEMBER 31,
                                                                 1999            1998
                                                             ------------    -------------
                                                                    ($ IN MILLIONS)
ASSETS:
Fixed Maturities:
  Available for sale, at estimated fair value (amortized
     cost, $3,423.0 and $3,433.9)..........................    $3,479.5        $3,574.0
Mortgage loans on real estate..............................       443.0           431.7
Policy loans...............................................     1,199.1         1,208.4
Real estate to be disposed of..............................        22.1
Cash and cash equivalents..................................       111.3           134.4
Premiums receivable........................................        14.2            16.8
Deferred policy acquisition costs..........................       689.9           554.6
Other assets...............................................       223.0           241.3
                                                               --------        --------
     Total Closed Block assets.............................    $6,182.1        $6,161.2
                                                               ========        ========
LIABILITIES:
Future policy benefits.....................................    $6,781.5        $6,715.6
Policyholders' account balances............................       294.6           298.0
Other policyholders' liabilities...........................       164.9           163.5
Other liabilities..........................................        62.3           113.6
                                                               --------        --------
     Total Closed Block liabilities........................    $7,303.3        $7,290.7
                                                               ========        ========

                                                               FOR THE       NOVEMBER 16,
                                                              YEAR ENDED     1998 THROUGH
                                                             DECEMBER 31,    DECEMBER 31,
                                                                 1999            1998
                                                             ------------    ------------
                                                                   ($ IN MILLIONS)
REVENUES:
Premiums...................................................    $  620.8         $100.1
Net investment income......................................       375.1           46.6
Net realized gains (losses) on investments.................         2.9            2.4
Other Income...............................................         1.4            0.6
                                                               --------         ------
     Total revenues........................................     1,000.2          149.7
                                                               --------         ------
BENEFITS AND EXPENSES:
Benefits to policyholders..................................       640.1          110.0
Interest credited to policyholders' account balances.......         8.9            1.0
Amortization of deferred policy acquisition costs..........        67.5            9.0
Dividends to policyholders.................................       228.8           22.4
Other operating costs and expenses.........................        10.1            1.6
                                                               --------         ------
     Total benefits and expenses...........................       955.4          144.0
                                                               --------         ------
Contribution from the Closed Block.........................    $   44.8         $  5.7
                                                               ========         ======

     The carrying value of the Closed Block fixed maturity securities at December 31, 1999 and 1998 is net of adjustments for impairment of $3.0 million and $0.0 million, respectively.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

     At December 31, 1999 and December 31, 1998, there were no fixed maturities which have been non-income producing for the twelve months preceding such dates.

     At December 31, 1999 and December 31, 1998, there were problem fixed maturities of $12.0 million and $0.0 million, respectively. There were no fixed maturities which were restructured at December 31, 1999 and 1998.

     The amortized cost and estimated fair value of fixed maturity securities in the Closed Block, by contractual maturity dates, (excluding scheduled sinking funds) as of December 31, 1999 are as follows:

                                                              AMORTIZED    ESTIMATED
                                                                COST       FAIR VALUE
                                                              ---------    ----------
                                                                  ($ IN MILLIONS)
Due in one year or less.....................................  $   67.9      $   68.7
Due after one year through five years.......................     953.5         941.0
Due after five years through ten years......................   1,468.7       1,419.5
Due after ten years.........................................     592.7         564.5
                                                              --------      --------
  Subtotal..................................................   3,082.8       2,993.7
Mortgage and asset-backed-securities........................     506.8         485.8
                                                              --------      --------
                                                              $3,589.6      $3,479.5
                                                              ========      ========

     Fixed maturity securities that are not due at a single maturity date have been included in the preceding table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     Mortgage loans on real estate in the Closed Block at December 31, 1999 and December 31, 1998 consist of the following:

                                                             DECEMBER 31,    DECEMBER 31,
                                                                 1999            1998
                                                             ------------    ------------
                                                                   ($ IN MILLIONS)
Commercial mortgage loans..................................     $394.9          $382.0
Agricultural and other loans...............................       62.4            73.3
                                                                ------          ------
  Subtotal.................................................      457.3           455.3
Less: valuation allowances.................................       14.3            23.6
                                                                ------          ------
Mortgage loans, net of valuation allowances................     $443.0          $431.7
                                                                ======          ======

     An analysis of the valuation allowances for the year ended December 31, 1999 and for the period from November 16, 1998 through December 31, 1998 is as follows:

                                                               1999      1998
                                                              ------    ------
                                                              ($ IN MILLIONS)
Beginning balance...........................................  $23.6     $24.7
Increase (decrease) in allowance............................    0.4      (0.8)
Reduction due to pay downs and pay offs.....................     --      (0.3)
Transfer to real estate.....................................   (9.7)       --
                                                              -----     -----
Balance, December 31........................................  $14.3     $23.6
                                                              =====     =====

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Impaired mortgage loans along with related valuation allowances were as follows as of December 31, 1999 and December 31, 1998:

                                                               1999      1998
                                                              ------    ------
                                                              ($ IN MILLIONS)
Investment in impaired mortgage loans (before valuation
  allowances):
Loans that have valuation allowances........................  $108.7    $117.9
                                                              ------    ------
Loans that do not have valuation allowances.................    20.1      31.1
  Subtotal..................................................   128.8     149.0
                                                              ------    ------
Valuation allowances........................................   (25.6)    (17.5)
Impaired mortgage loans, net of valuation allowances........  $103.2    $131.5
                                                              ======    ======

     Impaired mortgage loans that do not have valuation allowances are loans where the net present value of the expected future cash flows related to the loan or the fair value of the collateral equals or exceeds the recorded investment in the loan. Such loans primarily consist of restructured loans or loans on which impairment writedowns were taken prior to the adoption of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan".

     For the year ended December 31, 1999, the Closed Block's average recorded investment in impaired mortgage loans was $117.4 million and the Closed Block recognized $11.6 million on impaired loans. During the period from November 16, 1998 through December 31, 1998, the Closed Block's average recorded investment in impaired mortgage loans was approximately $138.3 million and the Closed Block recognized $1.8 million of interest income on impaired loans.

     At December 31, 1999 and December 31, 1998 the carrying values of mortgage loans in the Closed Block which were non-income producing for the twelve months preceding such date was $0.0 million and $0.5 million.

     At December 31, 1999 and December 31, 1998, the Closed Block had restructured mortgage loans of $43.5 million and $54.8 million. Interest income of $5.0 million and $0.7 million was recognized on such loans for the year ended December 31, 1999 and during the period from November 16, 1998 through December 31, 1998, respectively. Gross interest income on these loans that would have been recorded in accordance with the original terms of such loans amounted to approximately $5.4 million and $0.8 million for the respective periods.

21. PRO FORMA INFORMATION (UNAUDITED)

     The unaudited pro forma earnings information reported in the statements of income and comprehensive income give effect to the Transaction as if it occurred January 1, 1998. Accordingly, pro forma earnings reflect the elimination of demutualization expenses, which were assumed to have been fully incurred prior to January 1, 1998, and the elimination of the differential earnings (surplus) tax applicable to mutual life insurance companies. MONY Life is no longer subject to the differential earnings (surplus) tax as a stock life insurance company.

     The unaudited pro forma information is provided for informational purposes only and should not be construed to be indicative of the Company's consolidated results of operations had the Transaction been consummated on the date assumed, and does not in any way represent a projection or forecast of the Company's consolidated results of operations as of any future date or for any future period.

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The pro forma revenues and expenses of the Closed Block for the year ended December 31, 1998, based on certain estimates and assumptions that management believes are reasonable, as if the Closed Block had been established on January 1, 1998, are summarized below ($ in millions):

Premiums....................................................  $  643.9
Net investment income.......................................     373.8
Net realized gains on investments...........................      10.2
Other income................................................       1.9
                                                              --------
  Total revenues............................................   1,029.8
                                                              --------
Benefits to policyholders...................................     665.4
Interest credited to policyholders' account balances........       8.7
Amortization of deferred policy acquisition costs...........      78.8
Dividends to policyholders..................................     214.9
Other operating costs and expenses..........................       9.8
                                                              --------
  Total benefits and expenses...............................     977.6
                                                              --------
     Contribution from the Closed Block.....................  $   52.2
                                                              ========

22. EARLY RETIREMENT PROGRAM

     On June 30, 1999, the Company announced a voluntary early retirement program for approximately 500 eligible employees of which 300 employees elected to participate. The program is part of an overall companywide realignment of staff and resources, which may also include the elimination and/or shifting of certain job functions and the addition of employees with new skill sets. The Company has recorded a one-time restructuring charge of $59.7 million pre-tax in the third quarter of 1999.

23. SUBSEQUENT EVENTS

     a) In January 2000, the New York Insurance Department approved, and MONY Life paid, a dividend to MONY Group in the amount of $75 million.

     b) On January 12, 2000, the Holding Company filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") to register certain securities. This registration, known as a "Shelf Registration", provides MONY Group with the ability to offer various securities to the public, when it deems appropriate, to raise proceeds up to an amount not to exceed $1.0 billion in the aggregate for all issuances of securities thereunder. It is the intention of the MONY Group to use this facility to raise proceeds for mergers and acquisitions and for other general corporate matters of MONY Group and its subsidiaries, as it considers necessary.

     c) On March 8, 2000, the Holding Company issued $300.0 million principal amount of senior notes (the "Senior Notes") pursuant to the aforementioned Shelf Registration. The Senior Notes mature on March 15, 2010 and bear interest at 8.35% per annum. The principal amount of the Senior Notes is payable at maturity and interest is payable semi-annually. The net proceeds to the Company from the issuance of the Senior Notes, after deducting underwriting commissions and other expenses (primarily legal and accounting fees), were approximately $297.0 million. Approximately $267.6 million of the net proceeds from the issuance of the Senior Notes was used by the Holding Company to finance the repurchase, on March 8, 2000, by MONY Life of all of its outstanding $115.0 million face amount 9.5% coupon surplus notes, and a $116.5 million face amount of its $125.0 million face amount 11.25% coupon surplus notes (hereafter referred to as the "9.5% Notes" and "11.25% Notes", respectively), which were outstanding at December 31, 1999. See Note 16 to the

                  MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

Consolidated Financial Statements. The balance of the net proceeds from the issuance of the Senior Notes will be used by the Holding Company for general corporate purposes.

     To finance MONY Life's repurchase of the 9.5% Notes and the 11.25% Notes, the Holding Company, on March 8, 2000: (i) purchased two surplus notes from MONY Life (hereafter referred to as the "Inter-Company Surplus Notes") to replace the 9.5% Notes and the 11.25% Notes. The term of the Inter-company Surplus Notes are identical to the 9.5% Notes and 11.25% Notes, except that the Inter-company Surplus Notes were priced to yield a current market rate of interest and the inter-company surplus note issued to replace the $116.5 million face amount of the 11.25% Notes was issued at a face amount of $100.0 million, and
(ii) contributed capital to MONY Life in the amount of $65.0 million.

     As a result of the repurchase of the 9.5% Notes and the 11.25% Notes, MONY Life will record an after-tax loss of approximately $36.1 million during the 1st quarter of 2000. The loss resulted from the premium paid by MONY Life to the holders of the 9.5% Notes and the 11.25% Notes reflecting the excess of their fair value over their carrying value on MONY Life's books at the date of the transaction of approximately $7.0 million and $48.5 million, respectively. This loss will be reported, net of tax, as an extraordinary item on the MONY Life's income statement in 2000.

                                   APPENDIX A

                          DEATH BENEFIT PERCENTAGE FOR
                   GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

                      ATTAINED AGE                        DEATH BENEFIT
                      ------------                        -------------
40 and Under............................................       250%
41......................................................       243
42......................................................       236
43......................................................       229
44......................................................       222
45......................................................       215
46......................................................       209
47......................................................       203
48......................................................       197
49......................................................       191
50......................................................       185
51......................................................       178
52......................................................       171
53......................................................       164
54......................................................       157
55......................................................       150
56......................................................       146
57......................................................       142
58......................................................       138
59......................................................       134
60......................................................       130
61......................................................       128
62......................................................       126
63......................................................       124
64......................................................       122
65......................................................       120
66......................................................       119
67......................................................       118
68......................................................       117
69......................................................       116
70......................................................       115
71......................................................       113
72......................................................       111
73......................................................       109
74......................................................       107
75-90...................................................       105
91......................................................       104
92......................................................       103
93......................................................       102
94......................................................       101
95......................................................       100

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                   APPENDIX B

                     ALTERNATE DEATH BENEFIT PERCENTAGE FOR
                   GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

                  ATTAINED AGE                      APPLICABLE PERCENTAGE
                  ------------                      ---------------------
40 and Under....................................             250%
41..............................................             243
42..............................................             236
43..............................................             229
44..............................................             222
45..............................................             215
46..............................................             209
47..............................................             203
48..............................................             197
49..............................................             191
50..............................................             185
51..............................................             178
52..............................................             211
53..............................................             210
54..............................................             208
55..............................................             206
56..............................................             204
57..............................................             203
58..............................................             202
59..............................................             203
60..............................................             204
61..............................................             205
62..............................................             206
63..............................................             207
64..............................................             208
65..............................................             209
66..............................................             210
67..............................................             211
68..............................................             212
69..............................................             213
70..............................................             214
71..............................................             215
72..............................................             216
73..............................................             217
74..............................................             218
75..............................................             214
76..............................................             207
77..............................................             199
78..............................................             192
79..............................................             186
80..............................................             180
81..............................................             174
82..............................................             169

                  ATTAINED AGE                      APPLICABLE PERCENTAGE
                  ------------                      ---------------------
83..............................................             164
84..............................................             159
85..............................................             145
86..............................................             133
87..............................................             120
88..............................................             105
89..............................................             105
90..............................................             105
91..............................................             104
92..............................................             103
93..............................................             102
94..............................................             101
95..............................................             100

                                   APPENDIX C

                          DEATH BENEFIT PERCENTAGE FOR
                          CASH VALUE ACCUMULATION TEST

                                      MALE

                             APPLICABLE PERCENTAGE        APPLICABLE PERCENTAGE
       ATTAINED AGE               NON-SMOKER                     SMOKER
       ------------          ---------------------        ---------------------
18.........................         728.68%                      590.77%
19.........................         707.62                       574.17
20.........................         687.37                       558.07
21.........................         667.46                       542.22
22.........................         647.92                       526.63
23.........................         628.74                       511.31
24.........................         609.54                       496.26
25.........................         590.76                       481.26
26.........................         572.38                       466.56
27.........................         554.10                       451.96
28.........................         536.27                       437.70
29.........................         518.88                       423.75
30.........................         501.92                       410.14
31.........................         485.40                       397.00
32.........................         469.31                       384.18
33.........................         453.85                       371.79
34.........................         438.80                       359.81
35.........................         424.14                       348.23
36.........................         410.04                       337.03
37.........................         396.46                       326.18
38.........................         383.38                       315.76
39.........................         370.76                       305.81
40.........................         358.57                       296.22
41.........................         346.81                       287.04
42.........................         335.54                       278.22
43.........................         324.63                       269.81
44.........................         314.16                       261.75
45.........................         304.09                       254.03
46.........................         294.39                       246.61
47.........................         285.04                       239.50
48.........................         276.02                       232.68
49.........................         267.36                       226.16
50.........................         259.04                       219.90
51.........................         251.02                       213.88
52.........................         243.33                       208.11
53.........................         235.94                       202.60
54.........................         228.86                       197.34
55.........................         222.06                       192.33
56.........................         215.56                       187.55
57.........................         209.33                       182.99
58.........................         203.37                       178.63

                             APPLICABLE PERCENTAGE        APPLICABLE PERCENTAGE
       ATTAINED AGE               NON-SMOKER                     SMOKER
       ------------          ---------------------        ---------------------
59.........................         197.66                       174.46
60.........................         192.20                       170.45
61.........................         186.98                       166.61
62.........................         181.99                       162.94
63.........................         177.22                       159.45
64.........................         172.68                       156.13
65.........................         168.35                       152.99
66.........................         164.24                       150.02
67.........................         160.33                       147.20
68.........................         156.60                       144.52
69.........................         153.06                       141.95
70.........................         149.67                       139.49
71.........................         146.45                       137.14
72.........................         143.43                       134.90
73.........................         140.55                       132.78
74.........................         137.83                       130.79
75.........................         135.30                       128.92
76.........................         132.92                       127.18
77.........................         130.69                       125.56
78.........................         128.59                       124.03
79.........................         126.59                       122.59
80.........................         124.70                       121.20
81.........................         122.89                       119.86
82.........................         121.17                       118.59
83.........................         119.55                       117.37
84.........................         118.03                       116.23
85.........................         116.60                       115.14
86.........................         115.26                       114.11
87.........................         113.97                       113.09
88.........................         112.72                       112.05
89.........................         111.47                       111.00
90.........................         110.17                       109.86
91.........................         108.76                       108.59
92.........................         107.18                       107.09
93.........................         105.31                       105.27
94.........................         103.00                       102.99
95.........................         100.00                       100.00

                                   APPENDIX D

                          DEATH BENEFIT PERCENTAGE FOR
                          CASH VALUE ACCUMULATION TEST

                                     FEMALE

                             APPLICABLE PERCENTAGE        APPLICABLE PERCENTAGE
       ATTAINED AGE               NON-SMOKER                     SMOKER
       ------------          ---------------------        ---------------------
18.........................         834.33%                      734.20%
19.........................         807.96                       710.85
20.........................         782.15                       688.01
21.........................         756.99                       666.21
22.........................         733.03                       644.93
23.........................         709.65                       624.17
24.........................         686.84                       603.93
25.........................         664.60                       584.56
26.........................         642.93                       565.67
27.........................         621.82                       547.24
28.........................         601.64                       529.58
29.........................         581.97                       512.35
30.........................         562.81                       495.56
31.........................         544.16                       479.44
32.........................         526.29                       463.72
33.........................         508.89                       448.60
34.........................         491.95                       434.04
35.........................         475.69                       420.02
36.........................         459.86                       406.34
37.........................         444.65                       393.15
38.........................         430.01                       380.55
39.........................         415.92                       368.49
40.........................         402.34                       356.94
41.........................         389.25                       345.85
42.........................         376.74                       335.30
43.........................         364.65                       325.13
44.........................         353.07                       315.41
45.........................         341.85                       306.10
46.........................         331.09                       297.10
47.........................         320.73                       288.44
48.........................         310.68                       280.11
49.........................         300.99                       272.07
50.........................         291.71                       264.37
51.........................         282.75                       256.96
52.........................         274.14                       249.83
53.........................         265.85                       242.95
54.........................         257.86                       236.34
55.........................         250.15                       229.97
56.........................         242.74                       223.86
57.........................         235.60                       217.95
58.........................         228.71                       212.21

                             APPLICABLE PERCENTAGE        APPLICABLE PERCENTAGE
       ATTAINED AGE               NON-SMOKER                     SMOKER
       ------------          ---------------------        ---------------------
59.........................         222.05                       206.64
60.........................         215.61                       201.22
61.........................         209.36                       195.96
62.........................         203.34                       190.86
63.........................         197.56                       185.95
64.........................         192.00                       181.25
65.........................         186.70                       176.77
66.........................         181.65                       172.48
67.........................         176.83                       168.37
68.........................         172.20                       164.42
69.........................         167.73                       160.60
70.........................         163.41                       156.89
71.........................         159.25                       153.30
72.........................         155.27                       149.84
73.........................         151.47                       146.54
74.........................         147.87                       143.42
75.........................         144.48                       140.48
76.........................         141.28                       137.72
77.........................         138.27                       135.12
78.........................         135.43                       132.65
79.........................         132.74                       130.32
80.........................         130.18                       128.09
81.........................         127.75                       125.96
82.........................         125.46                       123.93
83.........................         123.30                       122.01
84.........................         121.27                       120.20
85.........................         119.37                       118.50
86.........................         117.58                       116.89
87.........................         115.88                       115.36
88.........................         114.25                       113.87
89.........................         112.64                       112.39
90.........................         111.03                       110.86
91.........................         109.35                       109.25
92.........................         107.54                       107.49
93.........................         105.49                       105.47
94.........................         103.05                       103.05
95.........................         100.00                       100.00

                                   APPENDIX E

                     ALTERNATE DEATH BENEFIT PERCENTAGE FOR
                          CASH VALUE ACCUMULATION TEST
                                      MALE

           APPLICABLE PERCENTAGE   APPLICABLE PERCENTAGE
ATTAINED        NON-SMOKER                SMOKER
--------   ---------------------   ---------------------
   18                728.68%                 590.77%
   19                707.62                  574.17
   20                687.37                  558.07
   21                667.46                  542.22
   22                647.92                  526.63
   23                628.74                  511.31
   24                609.54                  496.26
   25                590.76                  481.26
   26                572.38                  466.56
   27                554.10                  451.96
   28                536.27                  437.70
   29                518.88                  423.75
   30                501.92                  410.14
   31                485.40                  397.00
   32                469.31                  384.18
   33                453.85                  371.79
   34                438.80                  359.81
   35                424.14                  348.23
   36                410.04                  337.03
   37                396.46                  326.18
   38                383.38                  315.76
   39                370.76                  305.81
   40                358.57                  296.22
   41                346.81                  287.04
   42                335.54                  278.22
   43                324.63                  269.81
   44                314.16                  261.75
   45                304.09                  254.03
   46                294.39                  246.61
   47                285.04                  239.50
   48                276.02                  232.68
   49                267.36                  226.16
   50                259.04                  219.90
   51                251.02                  213.88
   52                247.00                  211.25
   53                244.00                  209.53
   54                241.00                  207.81
   55                238.00                  206.14
   56                235.00                  204.47
   57                232.00                  202.80
   58                230.00                  202.03

           APPLICABLE PERCENTAGE   APPLICABLE PERCENTAGE
ATTAINED        NON-SMOKER                SMOKER
--------   ---------------------   ---------------------
   59                230.00                  203.00
   60                230.00                  203.98
   61                230.00                  204.95
   62                230.00                  205.93
   63                230.00                  206.95
   64                230.00                  207.96
   65                230.00                  209.01
   66                230.00                  210.08
   67                230.00                  211.17
   68                230.00                  212.25
   69                230.00                  213.31
   70                230.00                  214.36
   71                230.00                  215.38
   72                230.00                  216.32
   73                230.00                  217.29
   74                230.00                  218.24
   75                221.89                  211.43
   76                214.00                  204.76
   77                205.18                  197.13
   78                196.74                  189.77
   79                189.89                  183.88
   80                183.31                  178.16
   81                176.96                  172.61
   82                170.85                  167.21
   83                164.98                  161.98
   84                159.34                  156.91
   85                145.75                  143.93
   86                132.55                  131.22
   87                119.67                  118.74
   88                112.72                  112.05
   89                111.47                  111.00
   90                110.17                  109.86
   91                108.76                  108.59
   92                107.18                  107.09
   93                105.31                  105.27
   94                103.00                  102.99
   95                100.00                  100.00

                                   APPENDIX F

                     ALTERNATE DEATH BENEFIT PERCENTAGE FOR
                          CASH VALUE ACCUMULATION TEST
                                     FEMALE

ATTAINED   APPLICABLE PERCENTAGE   APPLICABLE PERCENTAGE
  AGE           NON-SMOKER                SMOKER
--------   ---------------------   ---------------------
   18                834.33%                 734.20%
   19                807.96                  710.85
   20                782.15                  688.01
   21                756.99                  666.21
   22                733.03                  644.93
   23                709.65                  624.17
   24                686.84                  603.93
   25                664.60                  584.56
   26                642.93                  565.67
   27                621.82                  547.24
   28                601.64                  529.58
   29                581.97                  512.35
   30                562.81                  495.56
   31                544.16                  479.44
   32                526.29                  463.72
   33                508.89                  448.60
   34                491.95                  434.04
   35                475.69                  420.02
   36                459.86                  406.34
   37                444.65                  393.15
   38                430.01                  380.55
   39                415.92                  368.49
   40                402.34                  356.94
   41                389.25                  345.85
   42                376.74                  335.30
   43                364.65                  325.13
   44                353.07                  315.41
   45                341.85                  306.10
   46                331.09                  297.10
   47                320.73                  288.44
   48                310.68                  280.11
   49                300.99                  272.07
   50                291.71                  264.37
   51                282.75                  256.96
   52                278.27                  253.60
   53                274.93                  251.25
   54                271.54                  248.87
   55                268.10                  246.47
   56                264.63                  244.05
   57                261.11                  241.54
   58                258.66                  240.00
   59                258.39                  240.05

ATTAINED   APPLICABLE PERCENTAGE   APPLICABLE PERCENTAGE
  AGE           NON-SMOKER                SMOKER
--------   ---------------------   ---------------------
   60                258.02                  240.80
   61                257.53                  241.05
   62                256.99                  241.22
   63                256.40                  241.34
   64                255.74                  241.41
   65                255.07                  241.50
   66                254.38                  241.53
   67                253.67                  241.53
   68                252.90                  241.48
   69                252.06                  241.33
   70                251.12                  241.10
   71                250.12                  240.76
   72                248.99                  240.27
   73                247.88                  239.81
   74                246.75                  239.32
   75                236.94                  230.39
   76                227.46                  221.72
   77                217.08                  212.13
   78                207.21                  202.96
   79                199.11                  195.47
   80                191.37                  188.29
   81                183.97                  181.38
   82                176.90                  174.74
   83                170.15                  168.37
   84                163.72                  162.26
   85                149.21                  148.13
   86                135.22                  134.43
   87                121.68                  121.13
   88                114.25                  113.87
   89                112.64                  112.39
   90                111.03                  110.86
   91                109.35                  109.25
   92                107.54                  107.49
   93                105.49                  105.47
   94                103.05                  103.05
   95                100.00                  100.00

                                   APPENDIX G

              ILLUSTRATIONS OF DEATH PROCEEDS, ACCOUNT VALUES AND
                   SURRENDER VALUES, AND ACCUMULATED PREMIUMS

     The following tables illustrate how the key financial elements of the Policy work, specifically, how the Death Proceeds and Surrender Values can vary over an extended period of time. In addition, each table compares these values with premium paid accumulated with interest.

     The Policies illustrated include the following:

                                                         DEF. OF      DEATH                TARGET
                                                        LIFE INS.    BENEFIT   SPECIFIED    DEATH     SEE
SEX   AGE   UNDERWRITING METHOD          SMOKER            TEST      OPTION     AMOUNT     BENEFIT   PAGES
----  ---   -------------------          ------         ----------   -------   ---------  ---------  -----
Male  45      Medical Issue       Preferred Non-Smoker   CVAT         1        1,000,000  1,000,000   G-6
Male  45      Medical Issue       Preferred Non-Smoker   CVAT         2        1,000,000  1,000,000   G-7
Male  45      Medical Issue       Preferred Non-Smoker    GPT         1        1,000,000  1,000,000   G-8
Male  45      Medical Issue       Preferred Non-Smoker    GPT         2        1,000,000  1,000,000   G-9
Male  45      Guaranteed Issue    Non-Smoker             CVAT         1        1,000,000  1,000,000   G-10
Male  45      Guaranteed Issue    Non-Smoker             CVAT         2        1,000,000  1,000,000   G-11
Male  45      Guaranteed Issue    Non-Smoker              GPT         1        1,000,000  1,000,000   G-12
Male  45      Guaranteed Issue    Non-Smoker              GPT         2        1,000,000  1,000,000   G-13

     The tables show how Death Proceeds and Surrender Values of a hypothetical Policy could vary over an extended period of time if the Subaccounts of the Variable Account had constant hypothetical gross annual investment returns of 0% or 12% over the periods indicated in each table. The values will differ from those shown in the tables if the annual investment returns are not absolutely constant. That is, the Death Proceeds and Surrender Values will be different if the returns averaged 0% or 12% over a period of years but went above or below those figures in individual Policy years. These illustrations assume that no Policy Loan has been taken. The amounts shown would differ if unisex rates were used.

     The fourth column of each table shows what would happen if an amount equal to the premiums (shown in the third column) were invested to earn interest, after taxes, of 5% compounded annually. All premium payments are illustrated as if they were made at the beginning of the year.

     The amounts shown for Death Proceeds and Surrender Values sections reflect the fact that the net investment return on the Policy is lower than the gross investment return on the Subaccounts of the Variable Account. This results from the charges levied, including the premium loads, administrative charges, mortality and expense risk charges, and Sales Charges. The difference between the Account Value and the Surrender Value in the first three years is the refund of Sales Charges. Account Value is not shown in the accompanying tables.

     The tables illustrate cost of insurance and expense charges at both current rates (which are described under Cost of Insurance, page 47) and at the maximum rates guaranteed in the Policies. The amounts shown at the end of the Policy year reflect a daily charge against the Portfolios. These charges include the charge to Portfolio assets for investment management and direct expenses. The initial mortality and expense risk charge is .60% annually on a guaranteed basis; illustrations showing current rates reflect a mortality and expense risk charge of .30% annually beginning after the tenth Policy Anniversary; and illustrations showing guaranteed rates reflect a mortality and expense risk charge of .45% annually beginning on and after the tenth Policy Anniversary.

     Since the Company is unable to predict how a particular Policy owner will allocate net premium payments and cash values among the available Subaccounts, the Company has assumed that the daily investment advisory fee and other expenses of the hypothetical portfolio was deducted at a rate equivalent to 0.87% of the aggregate average daily net assets of the Portfolio. Of course, the investment advisory fee and other expenses actually incurred will depend upon the Policy owner's choice of Subaccounts. Actual fees and other expenses vary by Portfolio and may be subject to agreements by the sponsor to waive or otherwise reimburse each Portfolio for operating expenses which exceed certain limits. There can be no assurance that the expense reimbursement arrangements will continue in the future, and any unreimbursed expenses would be reflected in the values included in the tables.

     The effect of these investment management and direct expenses on a 0% gross rate of return would result in a net rate of return of -0.87%, and on 12% it would be 11.13%.

     The tables assume the deduction of charges including administrative and sale charges. For each age, there are tables using current and guaranteed policy cost factors. The tables reflect the fact that the Company does not currently make any charge against the Variable Account for state or federal taxes. If such a charge is made in the future, it will take a higher rate of return to produce after-tax returns of 0% and 12%.

     The Company will furnish, upon request, a comparable illustration based on the age and the sex of the proposed insured, underwriting and premium class assumptions and an initial Specified Amount, Target Death Benefit and Schedule Premium Payments of the applicant's choice. In addition, the individual chosen Definition of Life Insurance Test will be illustrated. If a Policy is purchased, an individualized illustration will be delivered reflecting the Schedule Premium Payment chosen and the Insured's actual risk class. After issuance, the Company will provide, upon request, an illustration of future Policy benefits based on both guaranteed and current cost factor assumptions and actual Account Value.

     This page, beginning with the next paragraph, page G-3, and page G-4 to the section headed "Additional Riders and Benefits Included in This Proposal", will precede each of the flexible premium variable life to age 95 compliance reports statements and page G-4 from and after the section headed "Additional Riders and Benefits Included in This Proposal" on page G-4 and concluding on page G-5 will follow each of the flexible premium variable life to age 95 compliance reports statements which begin on page G-6.

     The Corporate Sponsored Variable Universal Life is a flexible premium variable life insurance policy which provides insurance to maturity age 95. The initial premium is due on or before delivery of the policy. You can choose the amount and frequency of premium payments within certain limits.

     The Death Proceeds, Account Value and Surrender Value under CSVUL Flexible Premium Variable Life Insurance may vary up and down to reflect the investment experience of the subaccounts of the Separate Account and are based on hypothetical investments return assumptions. Each illustration assumes that the combination of the amounts allocated by a policyowner to the subaccounts experienced hypothetical gross rate of investment return equivalent to 0% and any other rate specified to a maximum of 12%.

     Subject to the terms of the policy, the policyowner may select and change the death benefit Option. So long as the Policy remains in force, the death benefit under either Option will never be less than the Specified Amount of the Policy. Under Option 1, the death benefit will be equal to the Specified Amount of the Policy or, if greater, the Cash Value on the date of death multiplied by a Death Benefit Percentage. Under Option 2, the death benefit will be equal to the Specified Amount of the Policy plus the Account Value on the date of death or, if greater, the Cash Value on the date of death multiplied by a Death Benefit Percentage.


     These illustrations of Death Proceeds, Account Value and Surrender Value are designed to show the way in which variable life insurance operates. The hypothetical returns are not intended as estimates of the future performance of any subaccounts. MONY Life Insurance Company is not able to predict the future performance of the subaccounts.


     The values of each subaccount may vary up and down and the policyowner may vary how premiums and cash values are allocated among the subaccounts. Illustrations are based on assumed allocations and hypothetical rates of return and reflect both guaranteed and non-guaranteed charges, fees and deductions. These assumptions are made for illustrative purposes only and actual performance may differ from what is shown.

     Death Proceeds, Account Value and Surrender Value under the policy are discussed in the prospectus and in your policy. The amounts for the Death Proceeds, Account Value and Surrender Value are as of the end of the policy year and take into consideration the charges and expenses assessed by the policy as well as those assessed by the underlying funds.

     The daily charge for investment advisory services and other costs and expenses of operating the underlying Fund Portfolio varies by subaccount and ranges from 0.26% to 1.50% on an annualized basis. Since a specific allocation amongst subaccounts is not assumed in the illustration, the charge assumed is equivalent to an annual rate of 0.87%. The actual charge will depend upon the policyowner's choice of subaccounts.

     The daily charges discussed in the second paragraph above are effectively subtracted from the hypothetical gross investment rate of return. The resulting net investment rate of return is shown in parentheses next to the hypothetical gross rate.

COLUMN DESCRIPTIONS
AND KEY TERMS                Age EOY:  Insured's attained age at the end of the
                             policy year.

                             Net Premium Outlay: The annualized out-of-pocket payments for each policy year including scheduled and any anticipated unscheduled premium payments less any illustrated surrenders or loans plus loan interest, if any. Premium payments are assumed to be paid at the beginning of each premium paying period.

                             Premium Accumulated at 5%: The amount to which the premiums paid for the policy to the end of the policy year would accumulate if an amount equal to such premium were invested to earn interest, after taxes at 5% compounded annually.

                             Annual Loan: Reflects any loans that have been requested.

                             Partial Surrenders from Insurance Policy: Reflects any partial surrenders that have been requested. A partial surrender could reduce the Death Proceeds, and will reduce the Account Value and Surrender Value by the amount surrendered plus a transaction fee, which is the lesser of $25 or 2% of the amount surrendered.

                             Cash Value: Account Value plus any applicable refund of sales charge.

                             Death Benefit: The greater of the Target Death Benefit and the Base Death Benefit.

                             GUARANTEED CHARGES AT 0.00%

                             Surrender Value: The value of the subaccount at the end of the policy year assuming a 0.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximum plus the return of loads if the policy were surrendered prior to the end of the first three years. The surrender value also takes into account any loans or partial surrenders illustrated.

                             Death Proceeds: The benefit payable under the policy and any riders if the insured's death occurs at the end of the policy year, assuming a 0.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximums.

                             GUARANTEED CHARGES AT 12.00%

                             Surrender Value: The value of the subaccount at the end of the policy year assuming a 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximum plus the return of loads if the policy were surrendered prior to the end of the first three years. The surrender value also takes into account any loans or partial surrenders illustrated.

                             Death Proceeds: The benefit payable under the policy and any riders if the insured's death occurs at the end of the policy year, assuming a

                             12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximums.

                             CURRENT CHARGES AT 12.00%

                             Surrender Value: The value of the subaccount at the end of the policy year assuming a 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current non-guaranteed rate plus the return of loads if the policy were surrendered prior to the end of the first three years. The surrender value also takes into account any loans or partial surrenders illustrated.

                             Death Proceeds: The benefit payable under the policy and any rider if the insured's death occurs at the end of the policy year, assuming a 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current non-guaranteed rates.

            ADDITIONAL RIDERS AND BENEFITS INCLUDED IN THIS PROPOSAL

     This illustration includes the following optional insurance benefits that can be added to the policy by Rider. A charge will be deducted monthly from the Account Value for each of the optional benefits added to the Policy. The following is a brief summary of the Riders. Refer to the prospectus for further explanations of each Rider.

     Term Insurance Rider:  None.

                             ADDITIONAL INFORMATION

     This policy has been tested for the possibility of classification as a modified endowment. This test is not a guarantee that a policy will not be classified as modified endowment.

     This illustration has been checked against federal tax laws relating to the definition of life insurance and is in compliance based on proposed premium payments and coverages. Any decrease in specified amount and/or change in death benefit and/or surrenders occurring in the first 15 years may cause a taxable event. In addition, if the policy is defined as a modified endowment contract, a loan, surrender, or assignment or pledge (unless such assignment or pledge is for burial expenses and the maximum death benefit is not in excess of $25,000) may be considered a taxable distribution and a ten percent penalty may be added to any tax on the distribution. Please consult your tax advisor for advice.

- Initial 7-pay premium..............                             $52,449.81
- Target premium.....................                             $52,449.81
                                              Note: this amount is shown, if
                                            applicable, on each illustration
- Initial Guideline single...........                          which follows
                                              Note: this amount is shown, if
                                            applicable, on each illustration
- Initial Guideline annual...........                          which follows

     Premiums are assumed to be paid at the beginning of the payment period. Policy values and ages are shown as of the end of the policy year and reflects the effect of all loans and surrenders. The death benefit, account value and surrender value will differ if premiums are paid in different amounts, frequencies, or not on the due date.

     The policy's Surrender Value includes any sales charge refund on full surrender. The sale charge refund equals the sales charge collected in the first policy year or the first policy year of an increase adjusted by the following schedule: Year 1 - 100%, Year 2 - 66.67%, Year 3 - 33.33%.

     Premiums less the following deductions are added to the Account Value. (1) A premium tax charge of 2.00% of gross premium in all years, (2) a sales charge of the gross premium equal to 9.00% up to the target premium in years 1 - 10, 0% in policy years 11 and after, and 0% of premium in excess of the target premium in all years, (3) a DAC tax charge of 1.25% of gross premium in all years. An administrative charge is deducted each month. During the first 36 months the charge is $12.50 per month for fully underwritten policies and $10.50 per month for guaranteed issue policies; thereafter, the charge is $7.50 per month.

     Those columns assuming guaranteed charges use the current monthly mortality charge and current charges for rider benefits, if any, for the first year as well as the assumed hypothetical gross annual investment return indicated. Thereafter, these columns use guaranteed charges for monthly mortality charges, rider benefits, if any, and the assumed hypothetical gross annual investment indicated. Those columns assuming current charges are based upon "current charges" and the assumed gross annual investment return indicated.


     The current charges are declared by MONY Life Insurance Company, are guaranteed for the first policy year, and apply to policies issued as of the preparation date shown. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.


                       [INCLUDED IF LOAN IS ILLUSTRATED]

     A policy loan will have a permanent effect on benefits under this policy. Loan interest at an annual rate of 4.6% will be charged in arrears. Amounts borrowed will earn interest at an annual rate of 4%. It is anticipated but not guaranteed that after the 10th policy anniversary the annual interest rate applicable to this loan amount will be .30% higher than the rate applicable to policies of the same type which have not reached their 10th anniversary. This increase is based on current expectations as to mortality, investment earnings, persistency and expenses and is not guaranteed. If loan interest is not paid by the policyholder when due, the amount of the loan interest will be added to the amount of loan outstanding. This will have the effect of reducing the cash value of the policy and may reduce benefits available under the policy. Depending upon the performance of the subaccounts chosen by the policyholder, the cash value available for loans may be more or less than the amount of the premiums paid by the policyholder. Similarly, the amount of cash value available for surrenders will depend upon the performance of the subaccounts chosen by the policyholder, and the cash value available for surrenders may be more or less than the amount of premiums paid by the policyholder. Adverse tax consequences could occur if a policy subject to loans is surrendered or permitted to lapse. In addition, loan interest may not be deductible. Please consult your tax advisor for advice surrounding the deductibility of loan interest and other tax consequences.

                          LIFE INSURANCE ILLUSTRATION
                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE TO AGE 95

                               COMPLIANCE REPORT

INSURED NAME, MALE, PREFERRED NON-SMOKER, AGE 45
INITIAL TARGET DEATH BENEFIT: $1,000,000
INITIAL SPECIFIED AMOUNT: $1,000,000
ANNUAL PREMIUM: $52,449.00
INITIAL DEATH BENEFIT OPTION: OPTION 1
TAX BRACKET %: 33%(EE)/40%(ER)
LOAN INTEREST RATE: 4.6% IN ARREARS
DEFINITION OF LIFE INSURANCE: CVAT
UNDERWRITING CLASS: FULLY UNDERWRITTEN

                                                                     GUARANTEED POLICY CHARGES              CURRENT POLICY CHARGES
                                                          -----------------------------------------------   -----------------------
                                                                                HYPOTHETICAL RATES OF RETURN
                                               PARTIAL     0.00% (-0.87% NET)       12.00% (11.13% NET)       12.00% (11.13% NET)
                 NET      PREMIUM             SURRENDER   ---------------------   -----------------------   -----------------------
POLICY   AGE   PREMIUM    ACCUM.     ANNUAL   FR INSUR    SURRENDER     DEATH     SURRENDER      DEATH      SURRENDER      DEATH
YR       EOY   OUTLAY      @ 5%       LOAN     POLICY       VALUE     PROCEEDS      VALUE       PROCEEDS      VALUE       PROCEEDS
------   ---   -------   ---------   ------   ---------   ---------   ---------   ----------   ----------   ----------   ----------
1        46    52,449       55,071     0          0         48,330    1,000,000       53,712    1,000,000       53,712    1,000,000
2        47    52,449      112,896     0          0         88,059    1,000,000      104,516    1,000,000      106,004    1,000,000
3        48    52,449      173,613     0          0        127,123    1,000,000      160,795    1,000,000      163,627    1,000,000
4        49    52,449      237,365     0          0        165,508    1,000,000      223,139    1,000,000      227,374    1,000,000
5        50    52,449      304,305     0          0        204,765    1,000,000      293,767    1,000,000      299,466    1,000,000

6        51    52,449      374,591     0          0        243,354    1,000,000      371,896    1,000,000      379,361    1,000,000
7        52    52,449      448,392     0          0        281,225    1,000,000      457,811    1,149,196      467,513    1,173,551
8        53         0      470,812     0          0        272,802    1,000,000      501,380    1,220,009      513,951    1,250,596
9        54         0      494,352     0          0        264,017    1,000,000      548,896    1,295,066      565,145    1,333,404
10       55         0      519,070     0          0        254,863    1,000,000      600,735    1,374,843      621,592    1,422,575

11       56         0      545,023     0          0        245,615    1,000,000      658,205    1,461,609      685,791    1,522,868
12       57         0      572,275     0          0        235,782    1,000,000      720,846    1,553,856      756,587    1,630,899
13       58         0      600,888     0          0        225,350    1,000,000      789,158    1,651,945      834,668    1,747,212
14       59         0      630,933     0          0        214,210    1,000,000      863,583    1,756,269      920,229    1,871,470
15       60         0      662,479     0          0        202,249    1,000,000      944,602    1,867,101    1,013,890    2,004,056

16       61         0      695,603     0          0        189,345    1,000,000    1,032,738    1,984,922    1,116,202    2,145,340
17       62         0      730,383     0          0        175,370    1,000,000    1,128,558    2,110,178    1,228,003    2,296,121
18       63         0      766,902     0          0        160,187    1,000,000    1,232,686    2,243,365    1,349,959    2,456,791
19       64         0      805,247     0          0        143,444    1,000,000    1,345,551    2,384,586    1,483,607    2,629,248
20       65         0      845,510     0          0        125,075    1,000,000    1,467,989    2,534,924    1,630,130    2,814,908

@age 70             0    1,079,108     0          0         lapsed       lapsed    2,248,568    3,441,657    2,631,528    4,027,817
@age 85             0    2,243,387     0          0                                7,331,061    8,652,851   10,534,703   12,434,111
@age 95             0    3,654,240     0          0                               16,015,215   16,495,671   26,315,657   27,105,126

---------------
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

                                                               PREPARED: 4/30/99

                                                     LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE TO AGE 95

                               COMPLIANCE REPORT

INSURED NAME, MALE, PREFERRED NON-SMOKER, AGE 45
INITIAL TARGET DEATH BENEFIT: $1,000,000
INITIAL SPECIFIED AMOUNT: $1,000,000
ANNUAL PREMIUM: $52,449.00
INITIAL DEATH BENEFIT OPTION: OPTION 2
TAX BRACKET %: 33% (EE)/40%(ER)
LOAN INTEREST RATE: 4.6% IN ARREARS
DEFINITION OF LIFE INSURANCE: CVAT
UNDERWRITING CLASS: FULLY UNDERWRITTEN

                                                                      GUARANTEED POLICY CHARGES              CURRENT POLICY CHARGES
                                                           -----------------------------------------------   -----------------------
                                                                                 HYPOTHETICAL RATES OF RETURN
                                                PARTIAL     0.00% (-0.87% NET)       12.00% (11.13% NET)       12.00% (11.13% NET)
                  NET      PREMIUM             SURRENDER   ---------------------   -----------------------   -----------------------
POLICY    AGE   PREMIUM    ACCUM.     ANNUAL   FR INSUR    SURRENDER     DEATH     SURRENDER      DEATH      SURRENDER      DEATH
YR        EOY   OUTLAY      @ 5%       LOAN     POLICY       VALUE     PROCEEDS      VALUE       PROCEEDS      VALUE       PROCEEDS
------    ---   -------   ---------   ------   ---------   ---------   ---------   ----------   ----------   ----------   ----------
1         46    52,449       55,071     0          0         48,255    1,043,534       53,628    1,048,907       53,628    1,048,907
2         47    52,449      112,896     0          0         87,673    1,084,526      104,052    1,100,905      105,700    1,102,553
3         48    52,449      173,613     0          0        126,253    1,124,680      159,664    1,158,090      162,878    1,161,305
4         49    52,449      237,365     0          0        163,948    1,163,948      220,943    1,220,943      225,889    1,225,889
5         50    52,449      304,305     0          0        202,284    1,202,284      289,993    1,289,993      296,851    1,296,851

6         51    52,449      374,591     0          0        239,703    1,239,703      365,889    1,365,889      375,239    1,375,239
7         52    52,449      448,392     0          0        276,097    1,276,097      449,221    1,449,221      461,831    1,461,831
8         53         0      470,812     0          0        266,132    1,266,132      489,926    1,489,926      506,644    1,506,644
9         54         0      494,352     0          0        255,717    1,255,717      534,257    1,534,257      556,147    1,556,147
10        55         0      519,070     0          0        244,859    1,244,859      582,593    1,582,593      610,831    1,610,831

11        56         0      545,023     0          0        233,802    1,233,802      636,188    1,636,188      673,133    1,673,133
12        57         0      572,275     0          0        222,056    1,222,056      694,592    1,694,592      741,908    1,741,908
13        58         0      600,888     0          0        209,630    1,209,630      758,317    1,758,317      817,855    1,817,855
14        59         0      630,933     0          0        196,415    1,196,415      827,802    1,827,802      901,114    1,901,114
15        60         0      662,479     0          0        182,300    1,182,300      903,533    1,903,533      992,346    1,992,346

16        61         0      695,503     0          0        167,179    1,167,179      986,046    1,986,046    1,092,160    2,099,132
17        62         0      730,383     0          0        150,946    1,150,946    1,075,935    2,075,935    1,201,412    2,246,401
18        63         0      766,902     0          0        133,496    1,133,496    1,173,858    2,173,858    1,320,706    2,403,552
19        64         0      805,247     0          0        114,488    1,114,488    1,280,289    2,280,289    1,445,455    2,572,268
20        65         0      845,510     0          0         93,942    1,093,942    1,396,120    2,396,120    1,594,801    2,753,902

@age 69              0    1,027,722     0          0         lapsed       lapsed    1,965,280    3,077,628    2,340,473    3,665,180
@age 85              0    2,243,387     0          0                                6,969,948    8,226,629   10,306,276   12,164,497
@age 95              0    3,654,240     0          0                               14,861,668   15,861,668   25,698,251   26,698,251

---------------
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value.
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

                                                               PREPARED: 4/30/99

                                                     LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE TO AGE 95

                               COMPLIANCE REPORT

INSURED NAME, MALE, PREFERRED NON-SMOKER, AGE 45
INITIAL TARGET DEATH BENEFIT: $1,000,000
INITIAL SPECIFIED AMOUNT: $1,000,000
ANNUAL PREMIUM: $19,856.92
INITIAL DEATH BENEFIT OPTION: OPTION 1
INITIAL GUIDELINE ANNUAL PREMIUM: $19,856.92
INITIAL GUIDELINE SINGLE PREMIUM: $215,570.68
TAX BRACKET %: 33%(ee)/40%(er)
LOAN INTEREST RATE: 4.6% IN ARREARS
DEFINITION OF LIFE INSURANCE: GPT
UNDERWRITING CLASS: FULLY UNDERWRITTEN

                                                                     GUARANTEED POLICY CHARGES              CURRENT POLICY CHARGES
                                                          -----------------------------------------------   -----------------------
                                                                                HYPOTHETICAL RATES OF RETURN
                                               PARTIAL     0.00% (-0.87% NET)       12.00% (11.13% NET)       12.00% (11.13% NET)
                 NET      PREMIUM             SURRENDER   ---------------------   -----------------------   -----------------------
POLICY   AGE   PREMIUM    ACCUM.     ANNUAL   FR INSUR    SURRENDER     DEATH     SURRENDER      DEATH      SURRENDER      DEATH
YR       EOY   OUTLAY      @ 5%       LOAN     POLICY       VALUE     PROCEEDS      VALUE       PROCEEDS      VALUE       PROCEEDS
------   ---   -------    -------    ------   ---------   ---------   --------    ---------     --------    ---------     --------
   1     46    19,857       20,850     0          0         17,168    1,000,000       19,133    1,000,000       19,133    1,000,000
   2     47    19,857       42,742     0          0         29,905    1,000,000       35,771    1,000,000       37,363    1,000,000
   3     48    19,857       65,729     0          0         42,266    1,000,000       54,040    1,000,000       57,126    1,000,000
   4     49    19,857       89,865     0          0         54,209    1,000,000       74,074    1,000,000       78,789    1,000,000
   5     50    19,857      115,208     0          0         66,283    1,000,000       96,614    1,000,000      103,104    1,000,000

   6     51    19,857      141,818     0          0         77,906    1,000,000      121,289    1,000,000      130,051    1,000,000
   7     52    19,857      169,759     0          0         88,981    1,000,000      148,245    1,000,000      159,914    1,000,000
   8     53    19,857      199,097     0          0         99,525    1,000,000      177,762    1,000,000      193,010    1,000,000
   9     54    19,857      229,901     0          0        109,447    1,000,000      210,053    1,000,000      229,687    1,000,000
  10     55    19,857      262,246     0          0        118,764    1,000,000      245,469    1,000,000      270,335    1,000,000

  11     56    19,857      296,208     0          0        129,362    1,000,000      286,740    1,000,000      318,234    1,000,000
  12     57    19,857      331,868     0          0        139,186    1,000,000      332,147    1,000,000      371,317    1,000,000
  13     58    19,857      369,311     0          0        148,256    1,000,000      382,252    1,000,000      430,194    1,000,000
  14     59    19,857      408,627     0          0        156,490    1,000,000      437,616    1,000,000      495,207    1,000,000
  15     60    19,857      449,908     0          0        163,806    1,000,000      498,906    1,000,000      567,106    1,000,000

  16     61    19,857      493,253     0          0        170,124    1,000,000      566,911    1,000,000      646,726    1,000,000
  17     62    19,857      538,765     0          0        175,361    1,000,000      642,560    1,000,000      735,161    1,000,000
  18     63    19,857      586,553     0          0        179,432    1,000,000      726,960    1,000,000      833,515    1,050,229
  19     64    19,857      636,731     0          0        182,056    1,000,000      821,347    1,018,470      942,336    1,168,497
  20     65    19,857      689,417     0          0        183,236    1,000,000      925,927    1,129,631    1,062,603    1,296,376

  @age 77      19,857    1,475,344     0          0         lapsed       lapsed    3,406,500    3,576,825    4,024,565    4,225,793
  @age 85      19,857    2,518,643     0          0                                7,568,843    7,947,285    9,205,197    9,665,456
  @age 95      19,857    4,364,849     0          0                               19,338,629   19,532,015   24,924,932   25,174,181

---------------

This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

                                                               PREPARED: 4/30/99

                                                     LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE TO AGE 95

                               COMPLIANCE REPORT

INSURED NAME, MALE, PREFERRED NON-SMOKER, AGE 45
INITIAL TARGET DEATH BENEFIT: $1,000,000
INITIAL SPECIFIED AMOUNT: $1,000,000
ANNUAL PREMIUM: $49,136.68
INITIAL DEATH BENEFIT OPTION: OPTION 2
INITIAL GUIDELINE ANNUAL PREMIUM: $49,136.68
INITIAL GUIDELINE SINGLE PREMIUM: $215,570.68
TAX BRACKET %: 33%(EE)/40%(ER)
LOAN INTEREST RATE: 4.6% IN ARREARS
DEFINITION OF LIFE INSURANCE: GPT
UNDERWRITING CLASS: FULLY UNDERWRITTEN

                                                                     GUARANTEED POLICY CHARGES              CURRENT POLICY CHARGES
                                                          -----------------------------------------------   -----------------------
                                                                                HYPOTHETICAL RATES OF RETURN
                                               PARTIAL     0.00% (-0.87% NET)       12.00% (11.13% NET)       12.00% (11.13% NET)
                 NET      PREMIUM             SURRENDER   ---------------------   -----------------------   -----------------------
POLICY   AGE   PREMIUM    ACCUM.     ANNUAL   FR INSUR    SURRENDER     DEATH     SURRENDER      DEATH      SURRENDER      DEATH
YR       EOY   OUTLAY      @ 5%       LOAN     POLICY       VALUE     PROCEEDS      VALUE       PROCEEDS      VALUE       PROCEEDS
------   ---   -------   ---------   ------   ---------   ---------   ---------   ----------   ----------   ----------   ----------
1        46    49,137       51,594     0          0         45,093    1,040,670       50,119    1,045,697       50,119    1,045,697
2        47    49,137      105,767     0          0         81,788    1,078,840       97,095    1,094,147       98,743    1,095,795
3        48    49,137      162,649     0          0        117,687    1,116,213      148,889    1,147,415      152,104    1,150,630
4        49    49,137      222,374     0          0        152,741    1,152,741      205,940    1,205,940      210,885    1,210,885
5        50    49,137      285,087     0          0        188,377    1,183,377      270,209    1,270,209      277,067    1,277,067

6        51    49,137      350,935     0          0        223,135    1,223,135      340,824    1,340,824      350,174    1,350,174
7        52    49,137      420,075     0          0        256,908    1,256,908      418,322    1,418,322      430,932    1,430,932
8        53    49,137      492,672     0          0        289,710    1,289,710      503,423    1,503,423      520,141    1,520,141
9        54    49,137      568,899     0          0        321,436    1,321,436      596,796    1,596,796      618,686    1,618,686
10       55    49,137      648,937     0          0        352,103    1,352,103      699,306    1,699,306      727,544    1,727,544

11       56    49,137      732,978     0          0        386,550    1,386,550      817,903    1,817,903      855,121    1,855,121
12       57    49,137      821,220     0          0        419,710    1,419,710      948,219    1,948,219      996,218    1,996,218
13       58    49,137      913,875     0          0        451,600    1,451,600    1,091,500    2,091,500    1,152,296    2,152,296
14       59    49,137    1,011,162     0          0        482,116    1,482,116    1,249,000    2,249,000    1,324,337    2,324,337
15       60    49,137    1,113,313     0          0        511,158    1,511,158    1,422,101    2,422,101    1,513,937    2,513,937

16       61    49,137    1,220,573     0          0        538,627    1,538,627    1,612,336    2,612,336    1,722,740    2,722,740
17       62    49,137    1,333,195     0          0        564,423    1,564,423    1,821,400    2,821,400    1,952,818    2,952,818
18       63    49,137    1,451,448     0          0        588,450    1,588,450    2,051,167    3,051,167    2,206,214    3,206,214
19       64    49,137    1,575,613     0          0        610,373    1,610,373    2,303,457    3,303,457    2,485,954    3,485,954
20       65    49,137    1,705,987     0          0        630,220    1,603,220    2,580,668    3,580,665    2,794,883    3,794,883

@age 86        49,137    6,595,693     0          0         lapsed       lapsed   21,563,529   22,641,704   26,122,847   27,428,988
@age 90        49,137    8,518,643     0          0                               31,267,183   32,830,541   38,866,185   40,809,492
@age 95        49,137    4,364,849     0          0                               49,802,161   50,802,161   63,852,027   64,852,027

---------------
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

                                                               PREPARED: 4/30/99

                                                     LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE TO AGE 95

                               COMPLIANCE REPORT

INSURED NAME, MALE, NON-SMOKER, AGE 45
INITIAL TARGET DEATH BENEFIT: $1,000,000
INITIAL SPECIFIED AMOUNT: $1,000,000
ANNUAL PREMIUM: $52,449.00
INITIAL DEATH BENEFIT OPTION: OPTION 1
TAX BRACKET %: 33%(EE)/40%(ER)
LOAN INTEREST RATE: 4.6% IN ARREARS
DEFINITION OF LIFE INSURANCE: CVAT
UNDERWRITING CLASS: GUARANTEED ISSUE

                                                                     GUARANTEED POLICY CHARGES              CURRENT POLICY CHARGES
                                                          -----------------------------------------------   -----------------------
                                                                                HYPOTHETICAL RATES OF RETURN
                                               PARTIAL     0.00% (-0.87% NET)       12.00% (11.13% NET)       12.00% (11.13% NET)
                 NET      PREMIUM             SURRENDER   ---------------------   -----------------------   -----------------------
POLICY   AGE   PREMIUM    ACCUM.     ANNUAL   FR INSUR    SURRENDER     DEATH     SURRENDER      DEATH      SURRENDER      DEATH
YR       EOY   OUTLAY      @ 5%       LOAN     POLICY       VALUE     PROCEEDS      VALUE       PROCEEDS      VALUE       PROCEEDS
------   ---   -------   ---------   ------   ---------   ---------   ---------   ----------   ----------   ----------   ----------
1        46    52,449       55,071     0          0         48,353    1,000,000       53,737    1,000,000       53,737    1,000,000
2        47    52,449      112,896     0          0         88,106    1,000,000      104,570    1,000,000      105,829    1,000,000
3        48    52,449      173,613     0          0        127,194    1,000,000      160,880    1,000,000      162,921    1,000,000
4        49    52,449      237,365     0          0        165,578    1,000,000      223,233    1,000,000      225,895    1,000,000
5        50    52,449      304,305     0          0        204,834    1,000,000      293,871    1,000,000      296,917    1,000,000

6        51    52,449      374,591     0          0        243,422    1,000,000      372,012    1,000,000      375,475    1,000,000
7        52    52,449      448,392     0          0        281,293    1,000,000      457,937    1,149,514      461,899    1,159,459
8        53         0      470,812     0          0        272,870    1,000,000      501,519    1,220,347      506,120    1,231,542
9        54         0      494,352     0          0        264,084    1,000,000      549,048    1,295,425      554,539    1,308,378
10       55         0      519,070     0          0        254,929    1,000,000      600,902    1,375,224      607,569    1,390,483

11       56         0      545,023     0          0        245,681    1,000,000      658,387    1,462,014      669,043    1,485,676
12       57         0      572,275     0          0        235,848    1,000,000      721,046    1,554,287      736,776    1,588,195
13       58         0      600,888     0          0        225,415    1,000,000      789,377    1,652,403      811,106    1,697,888
14       59         0      630,933     0          0        214,275    1,000,000      863,823    1,756,756      892,696    1,815,476
15       60         0      662,479     0          0        202,314    1,000,000      944,864    1,867,619      982,169    1,941,356

16       61         0      695,603     0          0        189,410    1,000,000    1,033,024    1,985,473    1,080,559    2,076,834
17       62         0      730,383     0          0        175,435    1,000,000    1,128,871    2,110,764    1,189,160    2,223,491
18       63         0      766,902     0          0        160,252    1,000,000    1,233,028    2,243,987    1,308,671    2,381,651
19       64         0      805,247     0          0        143,510    1,000,000    1,345,925    2,385,247    1,440,497    2,552,849
20       65         0      845,510     0          0        125,141    1,000,000    1,468,397    2,535,628    1,585,940    2,738,602

@age 70             0    1,079,108     0          0         lapsed       lapsed    2,249,192    3,442,613    2,559,123    3,916,993
@age 85             0    2,243,387     0          0                                7,333,096    8,655,254   10,457,346   12,342,806
@age 95             0    3,654,240     0          0                               16,019,662   16,500,252   26,897,668   27,704,597

---------------
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

                                                               PREPARED: 4/30/99

                                                     LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE TO AGE 95

                               COMPLIANCE REPORT

INSURED NAME, MALE, NON-SMOKER, AGE 45
INITIAL TARGET DEATH BENEFIT: $1,000,000
INITIAL SPECIFIED AMOUNT: $1,000,000
ANNUAL PREMIUM: $52,449.00
INITIAL DEATH BENEFIT OPTION: OPTION 2
TAX BRACKET %: 33%(EE)/40%(ER)
LOAN INTEREST RATE: 4.6% IN ARREARS
DEFINITION OF LIFE INSURANCE: CVAT
UNDERWRITING CLASS: GUARANTEED ISSUE

                                                                     GUARANTEED POLICY CHARGES              CURRENT POLICY CHARGES
                                                          -----------------------------------------------   -----------------------
                                                                                HYPOTHETICAL RATES OF RETURN
                                               PARTIAL     0.00% (-0.87% NET)       12.00% (11.13% NET)       12.00% (11.13% NET)
                 NET      PREMIUM             SURRENDER   ---------------------   -----------------------   -----------------------
POLICY   AGE   PREMIUM    ACCUM.     ANNUAL   FR INSUR    SURRENDER     DEATH     SURRENDER      DEATH      SURRENDER      DEATH
YR       EOY   OUTLAY      @ 5%       LOAN     POLICY       VALUE     PROCEEDS      VALUE       PROCEEDS      VALUE       PROCEEDS
------   ---   -------   ---------   ------   ---------   ---------   ---------   ----------   ----------   ----------   ----------
1        46    52,449       55,071     0          0         48,279    1,043,558       53,653    1,048,933       53,653    1,048,933
2        47    52,449      112,896     0          0         87,720    1,084,573      104,105    1,100,958      105,499    1,102,352
3        48    52,449      173,613     0          0        126,323    1,124,750      159,748    1,158,174      162,049    1,160,475
4        49    52,449      237,365     0          0        164,017    1,164,017      221,036    1,221,036      224,085    1,224,085
5        50    52,449      304,305     0          0        202,353    1,202,353      290,096    1,290,096      293,591    1,293,591

6        51    52,449      374,591     0          0        239,770    1,239,770      366,003    1,366,003      369,990    1,369,990
7        52    52,449      448,392     0          0        276,163    1,276,163      449,347    1,449,347      454,004    1,454,004
8        53         0      470,812     0          0        266,197    1,266,197      490,064    1,490,064      495,590    1,495,590
9        54         0      494,352     0          0        255,781    1,255,781      534,410    1,534,410      541,147    1,541,147
10       55         0      519,070     0          0        244,922    1,244,922      582,762    1,582,762      591,092    1,591,092

11       56         0      545,023     0          0        233,864    1,233,864      636,375    1,636,375      649,613    1,649,613
12       57         0      572,275     0          0        222,118    1,222,118      694,799    1,694,799      714,198    1,714,198
13       58         0      600,888     0          0        209,691    1,209,691      758,546    1,758,546      785,123    1,785,123
14       59         0      630,933     0          0        196,475    1,196,475      828,056    1,828,056      863,070    1,863,070
15       60         0      662,479     0          0        182,359    1,182,359      903,813    1,903,813      948,671    1,948,671

16       61         0      695,603     0          0        167,238    1,167,238      986,356    1,986,356    1,043,008    2,043,008
17       62         0      730,383     0          0        151,004    1,151,004    1,076,278    2,076,278    1,147,403    2,147,403
18       63         0      766,902     0          0        133,553    1,133,553    1,174,238    2,174,238    1,262,521    2,297,663
19       64         0      805,247     0          0        114,545    1,114,545    1,280,708    2,280,708    1,389,654    2,462,744
20       65         0      845,510     0          0         93,998    1,093,998    1,396,584    2,411,621    1,529,960    2,641,934

@age 69             0    1,027,722     0          0         lapsed       lapsed    1,965,942    3,078,665    2,244,515    3,514,910
@age 85             0    2,243,387     0          0                                6,972,297    8,229,402   10,088,035   11,906,908
@age 95             0    3,654,240     0          0                               14,867,134   15,867,134   25,915,977   26,915,977

---------------
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

                                                               PREPARED: 4/30/99

                                                     LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE TO AGE 95

                               COMPLIANCE REPORT

INSURED NAMED, MALE, NON-SMOKER, AGE 45
INITIAL TARGET DEATH BENEFIT: $1,000,000
INITIAL SPECIFIED AMOUNT: $1,000,000
ANNUAL PREMIUM: $19,852.79
INITIAL DEATH BENEFIT OPTION: OPTION 1
INITIAL GUIDELINE ANNUAL PREMIUM: $19,852.79
INITIAL GUIDELINE SINGLE PREMIUM: $215,502.48
TAX BRACKET %: 33%(EE)/40%(ER)
LOAN INTEREST RATE: 4.6% IN ARREARS
DEFINITION OF LIFE INSURANCE: GPT
UNDERWRITING CLASS: GUARANTEED ISSUE

                                                                     GUARANTEED POLICY CHARGES              CURRENT POLICY CHARGES
                                                          -----------------------------------------------   -----------------------
                                                                                HYPOTHETICAL RATES OF RETURN
                                               PARTIAL     0.00% (-0.87% NET)       12.00% (11.13% NET)       12.00% (11.13% NET)
                 NET      PREMIUM             SURRENDER   ---------------------   -----------------------   -----------------------
POLICY   AGE   PREMIUM    ACCUM.     ANNUAL   FR INSUR    SURRENDER     DEATH     SURRENDER      DEATH      SURRENDER      DEATH
YR       EOY   OUTLAY      @ 5%       LOAN     POLICY       VALUE     PROCEEDS      VALUE       PROCEEDS      VALUE       PROCEEDS
------   ---   -------   ---------   ------   ---------   ---------   ---------   ----------   ----------   ----------   ----------
1        46    19,853       20,845     0          0         17,188    1,000,000       19,154    1,000,000       19,154    1,000,000
2        47    19,853       42,733     0          0         29,945    1,000,000       35,816    1,000,000       37,163    1,000,000
3        48    19,853       65,715     0          0         42,326    1,000,000       54,112    1,000,000       56,326    1,000,000
4        49    19,853       89,846     0          0         54,265    1,000,000       74,150    1,000,000       77,076    1,000,000
5        50    19,853      115,184     0          0         66,335    1,000,000       96,693    1,000,000      100,056    1,000,000
6        51    19,853      141,789     0          0         77,953    1,000,000      121,373    1,000,000      125,217    1,000,000
7        52    19,853      169,724     0          0         89,025    1,000,000      148,335    1,000,000      152,821    1,000,000
8        53    19,853      199,055     0          0         99,565    1,000,000      177,858    1,000,000      183,157    1,000,000
9        54    19,853      229,853     0          0        109,483    1,000,000      210,155    1,000,000      216,551    1,000,000
10       55    19,853      262,192     0          0        118,796    1,000,000      245,578    1,000,000      253,369    1,000,000
11       56    19,853      296,147     0          0        129,390    1,000,000      286,857    1,000,000      298,184    1,000,000
12       57    19,853      331,799     0          0        139,210    1,000,000      332,274    1,000,000      347,912    1,000,000
13       58    19,853      369,235     0          0        148,276    1,000,000      382,388    1,000,000      402,902    1,000,000
14       59    19,853      408,542     0          0        156,505    1,000,000      437,764    1,000,000      463,825    1,000,000
15       60    19,853      449,814     0          0        163,818    1,000,000      499,068    1,000,000      531,377    1,000,000
16       61    19,853      493,150     0          0        170,131    1,000,000      567,087    1,000,000      606,538    1,000,000
17       62    19,853      538,653     0          0        175,364    1,000,000      642,754    1,000,000      690,403    1,000,000
18       63    19,853      586,431     0          0        179,432    1,000,000      727,173    1,000,000      783,906    1,000,000
19       64    19,853      636,598     0          0        182,052    1,000,000      821,582    1,018,761      887,936    1,101,041
20       65    19,853      689,274     0          0        183,228    1,000,000      926,181    1,129,941    1,003,085    1,223,763
@age 77        19,853    1,569,634     0          0         lapsed       lapsed    3,070,993    3,407,215    3,826,303    4,017,618
@age 85        19,853    2,518,119     0          0                                7,570,331    7,750,311    8,799,188    9,239,147
@age 95        19,853    4,363,939     0          0                               19,342,298   19,342,298   24,115,956   24,357,115

---------------
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

                                                               PREPARED: 4/30/99

                                                     LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE TO AGE 95

                               COMPLIANCE REPORT

INSURED NAMED, MALE, NON-SMOKER, AGE 45
INITIAL TARGET DEATH BENEFIT: $1,000,000
INITIAL SPECIFIED AMOUNT: $1,000,000
ANNUAL PREMIUM: $49,133.41
INITIAL DEATH BENEFIT OPTION: OPTION 2
INITIAL GUIDELINE ANNUAL PREMIUM: $49,133.41
INITIAL GUIDELINE SINGLE PREMIUM: $215,502.48
TAX BRACKET %: 33%(EE)/40%(ER)
LOAN INTEREST RATE: 4.6% IN ARREARS
DEFINITION OF LIFE INSURANCE: GPT
UNDERWRITING CLASS: GUARANTEED ISSUE

                                                                      GUARANTEED POLICY CHARGES              CURRENT POLICY CHARGES
                                                           -----------------------------------------------   -----------------------
                                                                                 HYPOTHETICAL RATES OF RETURN
                                                PARTIAL     0.00% (-0.87% NET)       12.00% (11.13% NET)       12.00% (11.13% NET)
                 NET      PREMIUM              SURRENDER   ---------------------   -----------------------   -----------------------
POLICY   AGE   PREMIUM     ACCUM.     ANNUAL   FR INSUR    SURRENDER     DEATH     SURRENDER      DEATH      SURRENDER      DEATH
YR       EOY   OUTLAY       @ 5%       LOAN     POLICY       VALUE     PROCEEDS      VALUE       PROCEEDS      VALUE       PROCEEDS
------   ---   -------   ----------   ------   ---------   ---------   ---------   ----------   ----------   ----------   ----------
1        46    49,133        51,590     0          0         45,113    1,040,691       50,141    1,045,719       50,141    1,045,719
2        47    49,133       105,760     0          0         81,829    1,078,881       97,142    1,094,194       98,536    1,095,588
3        48    49,133       162,638     0          0        117,749    1,116,275      148,963    1,147,489      151,263    1,149,789
4        49    49,133       222,360     0          0        152,799    1,152,799      206,018    1,206,018      209,067    1,209,067
5        50    49,133       285,068     0          0        188,432    1,188,432      270,293    1,270,293      273,787    1,273,787
6        51    49,133       350,911     0          0        223,186    1,223,186      340,913    1,340,913      344,900    1,344,900
7        52    49,133       420,047     0          0        256,955    1,256,955      418,417    1,418,417      423,075    1,423,075
8        53    49,133       492,639     0          0        289,754    1,289,754      503,525    1,503,525      509,050    1,509,050
9        54    49,133       568,861     0          0        321,477    1,321,477      596,905    1,596,905      603,643    1,603,643
10       55    49,133       648,894     0          0        352,140    1,352,140      699,424    1,699,424      707,754    1,707,754
11       56    49,133       732,929     0          0        386,584    1,386,584      818,029    1,818,029      831,540    1,831,540
12       57    49,133       821,166     0          0        419,740    1,419,740      948,355    1,948,355      968,437    1,968,437
13       58    49,133       913,814     0          0        451,626    1,451,626    1,091,648    2,091,648    1,119,481    2,119,481
14       59    49,133     1,011,095     0          0        482,139    1,482,139    1,249,159    2,249,159    1,286,198    2,286,198
15       60    49,133     1,113,240     0          0        511,178    1,511,178    1,422,274    2,422,274    1,470,155    2,470,155
16       61    49,133     1,220,492     0          0        538,643    1,538,643    1,612,524    2,612,524    1,673,465    2,673,465
17       62    49,133     1,333,106     0          0        564,436    1,564,436    1,821,604    2,821,604    1,898,600    2,898,600
18       63    49,133     1,451,351     0          0        588,460    1,588,460    2,051,389    3,051,389    2,147,535    3,147,535
19       64    49,133     1,575,509     0          0        610,379    1,610,379    2,303,700    3,303,700    2,423,094    3,423,094
20       65    49,133     1,705,874     0          0        630,223    1,630,223    2,580,931    3,580,931    2,728,151    3,728,151

@age 86        49,133     6,595,256     0          0         lapsed       lapsed   21,565,491   22,643,765   25,718,283   27,004,196
@age 90        49,133     8,238,934     0          0                               31,269,991   32,833,490   38,453,464   40,376,136
@age 95        49,133    10,800,263     0          0                               49,806,649   50,806,649   63,567,735   64,567,735

---------------
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

                                                               PREPARED: 4/30/99

The complete registration statement and other filed documents for MONY Variable Account L can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. You may get information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The registration statement and other filed documents for MONY Variable Account L are available on the Securities and Exchange Commission's Internet site at http://www.sec.gov. You may get copies of this information by paying a duplicating fee, and writing the Public Reference Section of the Securities and Exchange Commission, Washington, D.C. 20549-6009.

                                    PART II

                    (INFORMATION NOT REQUIRED IN PROSPECTUS)

                                    PART II

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and Reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that Section.

                              RULE 484 UNDERTAKING

     The Amended and Restated By-Laws of MONY Life Insurance Company ("MONY") provide, in Article XV as follows:

          Each person (and the heirs, executors and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the law of the State of New York and in the manner prescribed therein. To this end, and as authorized by Section 722 of the Business Corporation Law of the State of New York, the Board may adopt all resolutions, authorize all agreements and take all actions with respect to the indemnification of directors and officers, and the advance payment of their expenses in connection therewith.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                   REPRESENTATIONS RELATING TO SECTION 26 OF
                       THE INVESTMENT COMPANY ACT OF 1940

     The Registrant and MONY Life Insurance Company represent that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MONY Life Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

        The Facing Sheet.

        Cross-Reference to items required by Form N-8B-2.

     Prospectus consisting of __ pages.

     The Undertaking to file reports.

     The signatures.

     Written consents of the following persons:


          a.Frederick C. Tedeschi, Vice President and Chief
            Counsel -- Operations, MONY Life Insurance Company.



          b.Pricewaterhouse Coopers, LLP, Independent Accountants


     The following exhibits:

     1. The following exhibits correspond to those required by paragraph A of the instructions as exhibits to Form N-8B2:

        (1) Resolution of the Board of Trustees of The Mutual Life Insurance Company of New York authorizing establishment of MONY Variable Account L, filed as Exhibit 1 (1) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated December 17, 1990 (Registration Nos. 33-37719 and 811-6217), is incorporated herein by reference.

        (2) Not applicable.

        (3) (a) Underwriting Agreement between The Mutual Life Insurance Company of New York, MONY Series Fund, Inc., and MONY Securities Corp., filed as Exhibit 1 (3) (a) to Registration Statement on Form S-6, dated November 9, 1990 (Registration Nos. 33-37719 and 811-6217), is incorporated by referenced herein.

           (b) Proposed specimen agreement between MONY Securities Corp. and registered representatives, filed as Exhibit 3(b) of Pre-Effective Amendment No. 1, dated December 17, 1990, to Registration Statement on Form N-4 (Registration Nos. 33-37722 and 811-6126) is incorporated herein by reference.

           (c) Commission schedule (included in Exhibit 1.(5) [to be filed by Amendment].

        (4) Not applicable.

        (5) Form of policy [to be filed by Amendment].

        (6) Amended and Restated Charter and Amended and Restated By-Laws of MONY Life Insurance Company, filed as Exhibit 1.(6) to Registration Statement dated January 29, 1999 on Form S-6 (Registration Nos. 333-71417 and 811-6217) is incorporated herein by reference.

        (7) Not applicable.

        (8) (a) Form of agreement to purchase shares. (included in Exhibit 1.(5) [to be filed by Amendment].

           (b) Amended Investment Advisory Agreement between MONY Life Insurance Company of America and MONY Series Fund, Inc. filed as Exhibit 5(i) to Post-Effective amendment No. 14 to Registration Statement (Registration Nos. 2-95501 and 811-4209) dated February 27, 1998, is incorporated herein by reference.

           (c) Services Agreement between The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America filed as
               Exhibit 5(ii) to Pre-Effective Amendment to Registration Statement (Registration Nos. 2-95501 and 811-4209) dated July 19, 1985, is incorporated herein by reference.



               Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Montag & Caldwell, Inc., as sub-adviser, filed as Exhibit
               (d)(ii) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.



               Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and TCW Investment Management Company, as sub-adviser, filed as Exhibit (d)(iv) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.



               Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and William D. Witter, Inc., as sub-adviser, filed as Exhibit
               (d)(vii) to Post-Effective Amendment No. #17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.



               Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and GAMCO Investors, Inc., as sub-adviser, filed as Exhibit
               (d)(viii) to Post-Effective Amendment No. #17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.



              Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital" ) and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Vontobel USA Inc., as sub-adviser, filed as Exhibit (d)(ix) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 2000.



              Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital" ) and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Caywood-Scholl Capital Management, as sub-adviser, filed as Exhibit (d)(xi) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.



              Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital" ) and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and OpCap Advisors, as sub-adviser, filed as Exhibit (d)(xv) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.



              Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital" ) and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Sanford C. Bernstein & Co., Inc., as sub-adviser, filed as Exhibit (d)(xvi) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.



              Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital" ) and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Fred Alger Management, Inc., as sub-adviser, filed as Exhibit
              (d)(xiii) to

              Post-Effective Amendment No. 18 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 28, 1999.


         (9) Not applicable.

        (10) Application Form for Flexible Premium Variable Universal Life Insurance Policy (included in Exhibit 1.(5)) [to be filed by Amendment]


     2. Opinion and consent of Frederick C. Tedeschi, Vice President and Chief Counsel -- Operations, MONY Life Insurance Company, as to legality of the securities being registered.


     3. Not applicable.

     4. Not applicable.

     5. Not applicable.

     6. Consent of PricewaterhouseCoopers LLP as to financial statements of MONY Life Insurance Company.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, MONY Variable Account L of MONY Life Insurance Company, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on this 9th day of November, 2000.


                                          MONY VARIABLE ACCOUNT L OF
                                          MONY LIFE INSURANCE COMPANY

                                          By:      /s/ MICHAEL I. ROTH
                                            ------------------------------------
                                            Michael I. Roth, Director, Chairman
                                                              of
                                               the Board and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been duly signed below by the following persons in the capacities and on the date indicated.



                      SIGNATURE                                                 DATE
                      ---------                                                 ----
                 /s/ MICHAEL I. ROTH                                      November 9, 2000
-----------------------------------------------------
                   Michael I. Roth
   Director, Chairman and Chief Executive Officer

                 /s/ SAMUEL J. FOTI                                       November 9, 2000
-----------------------------------------------------
                   Samuel J. Foti
   Director, President and Chief Operating Officer

                /s/ KENNETH M. LEVINE                                     November 9, 2000
-----------------------------------------------------
                  Kenneth M. Levine
    Director, Executive Vice President and Chief
                 Investment Officer

                /s/ RICHARD DADDARIO                                      November 9, 2000
-----------------------------------------------------
                  Richard Daddario
Executive Vice President and Chief Financial Officer

              /s/ PHILLIP A. EISENBERG                                    November 9, 2000
-----------------------------------------------------
                Phillip A. Eisenberg
       Senior Vice President and Chief Actuary

                  /s/ LEE M. SMITH                                        November 9, 2000
-----------------------------------------------------
                    Lee M. Smith
 Corporate Secretary and Vice President, Government
                      Relations

                                                                          November 9, 2000
-----------------------------------------------------
                   Tom H. Barrett*
                      Director

                                                                          November 9, 2000
-----------------------------------------------------
                   David L. Call*
                      Director

                      SIGNATURE                                                 DATE
                      ---------                                                 ----
                                                                          November 9, 2000
-----------------------------------------------------
                  G. Robert Durham*
                      Director

                                                                          November 9, 2000
-----------------------------------------------------
                  James B. Farley*
                      Director

                                                                          November 9, 2000
-----------------------------------------------------
                Robert Holland, Jr.*
                      Director

                                                                          November 9, 2000
-----------------------------------------------------
                  James L. Johnson*
                      Director

                                                                          November 9, 2000
-----------------------------------------------------
                 Frederick W. Kanner
                      Director

                                                                          November 9, 2000
-----------------------------------------------------
                  Robert R. Kiley*
                      Director

                                                                          November 9, 2000
-----------------------------------------------------
                   John R. Meyer*
                      Director

                                                                          November 9, 2000
-----------------------------------------------------
                  Jane C. Pfeiffer*
                      Director

                                                                          November 9, 2000
-----------------------------------------------------
                 Thomas C. Theobald*
                      Director

                *By: /s/ LEE M. SMITH                                     November 9, 2000
-----------------------------------------------------
                    Lee M. Smith
                  Attorney In Fact

                                 EXHIBIT INDEX


EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
2.           Opinion and consent of Frederick C. Tedeschi, Vice President and Chief Counsel -- Operations, MONY Life Insurance Company
6.           Consent of PricewaterhouseCoopers LLP, Independent
             Accountants